Form 10-K, Exhibit 13
period 1993-12-31
CROMPTON & KNOWLES CORP
filed 1994-03-25
CIK 25757

CROMPTON & KNOWLES CORPORATION               EXHIBIT 13
1993 Annual Report
Performance
Service
Technology


Crompton & Knowles is a worldwide producer and marketer of specialty chemicals and equipment. The company's 51 million shares of common stock outstanding are traded on the New York Stock Exchange under the symbol CNK. Dividends on the stock have been paid for 244 consecutive quarters and have increased in each of the last 17 years. Crompton & Knowles has gained leadership positions in its chosen markets by providing quality products, technical service and performance know-how to solve problems and add value to customers' products. The company's businesses are grouped into two segments:

SPECIALTY CHEMICALS
Crompton & Knowles is a major producer and marketer of dyes worldwide and a major producer and marketer of specialty food and pharmaceutical ingredients in North America.

SPECIALTY PROCESS EQUIPMENT AND CONTROLS
The company is a recognized world leader in extrusion systems, industrial blow molding equipment and related electronic controls for the plastics industry.


(pie charts)
SALES BY BUSINESS SEGMENT
Specialty Process Equipment and Controls - $151.0
Specialty Chemicals - $407.3

OPERATING PROFIT BY BUSINESS SEGMENT
Specialty Process Equipment and Controls - $26.0
Specialty Chemicals - $68.0

Crompton & Knowles is a member of the Chemical Manufacturers Association and a signatory of the Association's Responsible Care@ Program. The company is committed to a continuous good faith effort to improve performance in health, safety and environmental quality.



                           FINANCIAL HIGHLIGHTS

(In thousands of dollars, except per share data)        1993
       1992           % Change

Net sales........................$558,348       $517,718
8%
Earnings from operations before
income taxes.....................$ 82,473      $ 68,337
21
Income taxes.....................  30,515        25,072
22
Earnings from operations.........  51,958        43,265
20
Cumulative effect of accounting
changes and extraordinary loss...       -        (8,800)
- -
Net earnings.....................$ 51,958      $ 34,465
51
Per common share:
    Earnings from operations.....$   1.00      $    .87
15
    Net earnings.................$   1.00      $    .69
45
    Dividends....................$    .38      $    .31
25
    Book value...................$   4.68      $   4.14
13
Return on average common equity
(from operations)................    23.1%        27.1%
Common stock trading range:
    High.........................      27 1/4        23 7/8
    Low..........................      17 5/8        16
Average shares outstanding
(in thousands)...................  52,176        49,967
Shareholders of record...........   4,000         3,100


SALES
Continuing Operations
(In millions of dollars)
(bar graph referencing ELEVEN YEAR SELECTED FINANCIAL DATA)

EARNINGS PER SHARE
Continuing Operations
(bar graph referencing ELEVEN YEAR SELECTED FINANCIAL DATA)

RETURN ON AVERAGE COMMON EQUITY
Continuing Operations
(bar graph referencing ELEVEN YEAR SELECTED FINANCIAL DATA)



Fellow Shareholders:


Crompton & Knowles completed its 11th consecutive year of record sales and operating earnings in 1993. Nevertheless, it was not an easy year. In fact, it was very difficult in many of our markets as domestic growth remained weak and economic recession continued its grip on many parts of the world. Yet, through the efforts of all of our employees, we were able to overcome these hurdles and demonstrate the value of market focus as a basis for delivering results for shareholders.

At Crompton & Knowles, market focus is a commitment to understand and satisfy our customers' changing needs with quality products and technical service in order for them to be successful. This focus guides the activities of everyone in our organization, from the development of new products to the implementation of specific sales programs in the field. The result has been consistent growth.

Sales in 1993 reached $558.3 million, an increase of eight percent from the prior year. Net earnings were $52.0 million, or $1.00 per share, compared to earnings from operations of $43.3 million, or 87 cents per share, in 1992. Net earnings in 1992 were $34.5 million, or 69 cents per share, reflecting special charges of $8.8 million, or 18 cents per share, relating to changes in accounting standards and prepayment penalties incurred for the early retirement of certain long-term debt.

It is noteworthy that these gains were accomplished primarily through internal growth and that both segments of the company's business - specialty chemicals and specialty process equipment and controls - contributed to these results.

Our specialty chemicals segment - comprised of worldwide dyes and specialty ingredients for the North American food and pharmaceutical industries - had record sales of $407.3 million, an increase of three percent. The segment's operating profit rose seven percent to $68.0 million.

In our largest product line - domestic dyes - we met the challenge to deliver gains in the face of lower industry-wide demand. This was accomplished with specific and targeted efforts directed at key markets and customers. While certain apparel sectors declined, we increased sales to home furnishings and industrial applications. We strengthened our position in the hosiery market and we participated in the strong demand for automotive textile dyes. Several new dyes introductions for the carpet, paper and leather industries enabled us to improve our position in these sectors.

The lower demand for dyes in Europe continued into 1993 but showed signs of improvement as the year ended. Results from our operations in Europe remained flat compared to the prior year's record results.

Productivity programs and cost containment programs also helped assure improved operating profits in all of our dyes business.

Our specialty ingredients business, serving the food and pharmaceutical industries, improved over the prior year as sales increased three percent. New product developments in 1993 - both those commercialized and those introduced for testing by major customers during the year - increased and set the stage for more significant improvements for this business in the future.

An outstanding year was posted by our specialty process equipment and controls segment as sales surged 23 percent to $151.0 million and operating profit rose 30 percent to $26.0 million. Business volume in North America was strong in key sectors. International sales also increased, accounting for 27 percent of the segment's sales. To meet increased demand in this business, manufacturing capacity was increased late in the year.

We're proud of the results we achieved in 1993. We increased sales and earnings to record levels. We realized a return on average common equity of 23.1 percent as average equity increased 41 percent. For the 17th consecutive year we increased the dividend paid to shareholders and in 1993 the increase was 25 percent to 40 cents per share. This was accomplished without the cooperation of many of our market sectors. Yet, we are neither satisfied nor content with these results.

As we've stated repeatedly in our reports to shareholders, we recognize that our job is to continue to produce better results every year. We take this assignment very seriously and want to reiterate our commitment to achieving increased shareholder value. Our success will continue to be dependent on our ability to stay market focused - to provide customers with the products and service they must have to be successful. We will continue to work to understand our customers' businesses as well as they do, and to work with them to solve their problems. We are confident this philosophy will continue to produce positive results.

We fully expect 1994 to be another excellent year for Crompton &
Knowles. We thank you for your continuing support and look forward to reporting to you on our progress.

                                   Respectfully yours,

                                   Vincent A. Calarco
                                   Chairman, President, and
                                   Chief Executive Officer
                                   March 2, 1994



HIGHLIGHTS

Record sales, up 8% to $558.3 million.
Record earnings from operations, rising 20% to $52.0 million.
Return on average common equity was 23.1%.
Dividend increased 17th consecutive year; up 25% to 40 cents annually.
Stockholders' equity reached record $240.0 million.
Sales per employee rose 9th consecutive year, to $240 thousand.


SPECIALTY CHEMICALS
Improved results in domestic dyes and specialty ingredients operations brought sales and operating profit to record levels. Segment sales reached a record $407.3 million, an increase of three percent from the prior year's sales of $395.2 million. Operating profit was $68.0 million, seven percent higher than 1992 operating profit of $63.4 million.

Despite weak industry-wide demand in the domestic apparel dyes industry, the dyes operations posted record results with gains in virtually all major market sectors. This performance was achieved as a result of a careful focus on key industry sectors while maintaining flexible production capabilities at the company's five domestic locations.

In the apparel market, sales of dyes for nylon, cotton and acrylics improved. The company is a leading producer of dyes for each of these fibers. Upscale fashion-driven apparel, dependent on well-executed styling features and quick delivery to retail outlets, continued to be an important domestic market less affected by low-priced imported fabrics or garments. A growing position in dyes for hosiery also benefitted the company.

In addition, the introduction of specialized new products for the dyeing of paper, leather and plastic resulted in growth for the company in each of these markets.

The strongest domestic dyes market throughout 1993 was the carpet industry, as housing construction increased and redecorating of existing homes continued. The introduction of several new products strengthened the company's position in this market.

The company's foreign dyes operations were negatively affected by poor economic conditions in Europe. Yet, with the benefits of the dyes acquisition in May 1992, operating results of the foreign dyes operations were virtually unchanged from the record results of 1992.

In keeping with its commitment to produce environmentally friendly products under the Responsible Care Program of the Chemical Manufacturers Association, the company in 1993 continued its program of introducing new dyes with improved fixation rates, reduced salt content, and higher exhaustion levels. These new products will benefit Crompton & Knowles, its customers and the environment by delivering better dyeing results while using less resources and producing less waste.

The highly specialized nature of many of the company's dyes products, growing customer dependence on prompt and knowledgeable technical service and increasingly sophisticated production and environmental regulations should permit Crompton & Knowles to continue to grow and strengthen its dyes business as it stays aligned with the less import-sensitive segments of the textile industry.


HIGHLIGHTS
Sales increased 3 percent to record $407.3 million

Operating profit increased 7 percent to record $68.0 million

Domestic dyes business overcomes industry weakness

New dyes strengthen positions at key customers

Market share gains in specialized dyes segments



(photo captions)

Nylon apparel producers depend on Crompton & Knowles as a leading provider of quality dyes and technical support to the industry.

Brightly-colored activewear maintains its colorfastness due to specialized dyes manufactured by Crompton & Knowles.

Home furnishings, including carpeting, upholstery fabrics and draperies, are a key market for Crompton & Knowles' dyes.


SPECIALTY CHEMICALS (continued)
The specialty ingredients operations of Crompton & Knowles improved sales by three percent in 1993 to $91.9 million. The business benefitted from internal developments as well as the greater dependence of major food and pharmaceutical companies on suppliers of systems solutions for their new products.

In the food ingredients sector, the company's broad technological base, including innovative and functional flavors, seasonings, colors and sweeteners, has enabled it to offer unique problem-solving capabilities to its customers.

Convenience foods - including entrees, processed meats, side dishes, soups, sauces, gravies and salad dressings - have been an area of strength for the company as leading food companies have introduced products meeting consumer demands for tasty and attractive frozen, microwaveable, shelf-stable packaged products. The demand for "clean labels" with minimal sodium and other additives such as MSG and hydrolyzed vegetable proteins have played to Crompton & Knowles' strength in this area. The company's proprietary sauteed flavor systems have been popular among producers of packaged convenience foods, as have dairy flavor systems which remain stable through freeze/thaw and microwave cycles in food preparation.

Food service companies seeking products which appeal to health-conscious consumers at restaurants, cafeterias and fast-food chains, have also turned to Crompton & Knowles for unique flavor solutions which improve their offerings and keep customers returning.

Snack ingredients systems combining seasonings, flavors and colors is an area of specialization for the company. The most important consumer products in this market have been potato, corn, tortilla and multigrain chips. In the beverage market, growth in flavored waters, clear sodas, sports drinks and fruit- and tea-flavored drinks has presented the company's flavor technologists with increasing product development opportunities.

Sweetener systems for the bakery, cereal and confectionery industries experienced growth for the company in 1993. As one of North America's leading suppliers of molasses and malt products, Crompton & Knowles has a longstanding reputation for product quality and service which has reinforced flavor systems marketing and sales efforts.

With a marketing effort structured to focus technical development efforts on evolving consumer and food industry trends, Crompton &
Knowles is well positioned to continue growth in sales in the specialty food ingredients industry.

Sales in the company's pharmaceutical ingredients business reached record levels with growth in polymer coatings, colors, excipients, binders and flavors for vitamins, prescription drugs and over-the-counter pharmaceuticals. The proven record of the pharmaceutical industry's ability to improve the health of patients while containing medical costs should present opportunities for ongoing growth in this business.

HIGHLIGHTS
Sales of specialty ingredients increased 3% as product mix continued to improve

Development pipeline continued to increase and improve in quality

"Ingredient Systems" marketing strategy gains acceptance in food industry


(photo captions)
Leading North American producers of packaged convenience foods
turn to    Crompton & Knowles for proprietary sauteed flavor
systems.

Prescription drugs and over-the-counter pharmaceuticals incorporate polymer coatings, colors, excipients and flavors made by Crompton & Knowles.



SPECIALTY PROCESS EQUIPMENT AND CONTROLS
The company's specialty process equipment and controls segment had record sales and operating profits in 1993. Sales increased 23 percent to $151.0 million compared with $122.5 million in the prior year. Operating profit was $26.0 million, or 30 percent higher than in 1992.

Contributing to the segment's record performance were gains in North American and international markets. Domestically, sales gains were achieved in all major sectors of the business, due in part to the resurgent automotive industry and growing demand for non-disposable plastic products used by industry and consumers. Systems for the production of wire and cable insulation and jacketing and medical systems also increased.

To meet this increased demand during the year and to respond to customer requirements for shorter delivery schedules, the company expanded production facilities in Pawcatuck, Connecticut.

International business remained strong, reaching $41 million or 27 percent of sales, increasing from the prior year's record levels as sales to the Far East, especially to the Peoples Republic of China, continued to increase. The company's growth in the Far East should be enhanced in future years as a result of a new technical sales and service center opened in Hong Kong.

New products introduced during 1993 included specialized equipment for the rubber industry, used in tire production; a parallel twin screw extruder for fast and efficient production of siding and pipe made of PVC; unique telephone wire take-up equipment designed to satisfy international telecommunications demand; and specialized dies for blown film production facilities making coextruded film with as many as eight layers of plastic. 1993 ended with an order backlog of $38 million.


Highlights
Sales surged 23 percent to record $151.0 million on strong domestic and international demand

Operating profit gained 30 percent to record $26.0 million

Profile extrusion system sales rose on automobile industry strength

Medical products extrusion systems continue strong growth

Order backlog at $38 million at year-end

Opened Hong Kong sales and service center


(photo captions)
Plastics producers around the world produce single layer and multi-layer blown film for packaging using plastics extrusion systems from Crompton & Knowles.

Specialized elastomer extrusion systems from Crompton & Knowles assure consistent quality and performance of dual durometer weatherstripping in automobiles.


Crompton & Knowles is a leading supplier of extrusion equipment for the production of precise multilumen tubing and IV bags for medical applications.



MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF
OPERATIONS


FINANCIAL CONDITION AND LIQUIDITY


Liquidity and Capital Resources
The December 25, 1993 working capital balance of $125.O million increased
$20.2 million from the December 26, 1992 balance of $104.8 million as current assets rose $13.O million and current liabilities declined $7.2 million. The current ratio increased to
2.3 from 2.O at the end of 1992. Days sales in receivables increased to 52 days in 1993 from 46 days in 1992 primarily as a result of increased export sales. Inventory turnover of 2.9 improved from 2.7 in 1992 primarily as a result of inventory reduction programs.

Cash flow from operating activities of $52.4 million increased 8% from $48.5 million in 1992 and was used primarily to finance capital expenditures, reduce long-term indebtedness, repurchase 280,000 shares of the Company's common stock and pay cash dividends. Dividends paid in 1993 of $19.5 million represent a payout ratio of 38% of earnings. The Company's debt-to-capital ratio was reduced to 7% from 12% at year-end 1992.

Capital expenditures increased to $14.3 million from $12.8 million in 1992.
Capital expenditures are expected to approximate $20 million in 1994 primarily for expansion and improvement of operating facilities in the United States and Europe. The Company's long-term liquidity needs including such items as capital expenditures and dividends are expected to be financed through operations. The Company has available numerous uncommitted short-term lines of credit and a revolving credit agreement providing for borrowings up to $70 million through September 28, 1996. At year-end, there were $5.1 million of short-term borrowings outstanding and $10.0 million outstanding under the revolving credit agreement.


Inflation
During the last three years, inflation has not been a significant factor in the net earnings of the Company. The LIFO method of accounting is used for a major portion of the Company's inventories. Under this method, the cost of products sold approximates current costs and thus reduces possible distortion of reported earnings due to rising costs. The Company continually emphasizes cost controls and efficient management of resources to mitigate the influence of inflation.


International Operations
The stronger U.S. dollar exchange rate versus primarily the Belgian Franc and the French Franc accounted for the reduction of $4.4 million in the accumulated translation adjustment account since year-end 1992. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations.

The Company operates manufacturing facilities in Europe which serve primarily the European market. Exchange rate disruptions between the United States and European currencies, and among European currencies, are not expected to have a material effect on year-to-year comparisons of the Company's earnings.


Research and Development
The Company employs about 240 engineers, draftsmen, chemists, and technicians responsible for developing new and improved chemical products and process equipment systems for the industries served by the Company. Often, new products are developed in response to specific customer needs. The Company's process of developing and commercializing new products and product improvements is ongoing and involves many products, no one of which is large enough to significantly impact the Company's results of operations from year to year. Research and development expenditures totalled $11.2 million, $10.1 million and $9.7 million in the fiscal years 1993, 1992 and 1991, respectively.


Environmental Matters
The Company's manufacturing facilities are subject to various federal, state and local requirements with respect to the discharge of materials into the environment or otherwise relating to the protection of the environment. Although precise amounts are difficult to define, the Company spent approximately $13.0 million in 1993 to comply with those requirements, including approximately $4.1 million in capital expenditures.

The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or comparable state statutes, at two waste disposal sites; and two inactive subsidiaries have been designated, along with others, as potentially responsible parties at a total of four other sites.

While the cost of compliance with existing environmental requirements is expected to increase, based on the facts currently known to the Company, management expects that those costs, including the cost to the Company of remedial actions at the waste disposal sites where it has been named a potentially responsible party, will not have a material effect on the Company's liquidity and financial condition and that the cost to the Company of any remedial actions will not be material to the results of the Company's operations in any given year.


OPERATING RESULTS - 1993 AS COMPARED TO 1992

Overview
Consolidated net sales of $558.3 million increased 8% from $517.7 million in 1992. Net earnings increased 20% to $52.0 million compared with 1992 operating earnings of $43.3 million. Operating earnings in 1992 excluded charges relating to the adoption of two new accounting standards ($5.8 million) and the penalty for early extinguishment of debt ($3.0 million). Earnings per common share of $1.00 increased 15% compared with operating earnings per share of $.87 in 1992. Average shares outstanding increased 2.2 million to 52.2 million primarily as a result of the stock offering in December, 1992.

The gross margin percentage increased to 31.8% from 31.0% in 1992 primarily due to lower raw material costs and improved product mix in the specialty chemicals segment. Operating profit of $94.0 million increased $10.6 million, or 13%, from $83.4 million in 1992 due to gains in both business segments.


Specialty Chemicals
The Company's specialty chemicals segment reported a sales increase of $12.1 million, or 3%, to $407.3 million from $395.2 million in 1992. Approximately 3% was attributable to incremental sales from the pre-metallized dyes acquisition in May, 1992, 2% to unit volume growth and minus 2% to foreign currency translation. The proportion of sales outside the United States decreased slightly to 25% from 26% in 1992.

Domestic dyes sales improved 5% reflecting higher unit volume in certain key markets and new product introductions. International dyes sales approximated the level in 1992 as incremental sales from the pre-metallized dyes acquisition were offset by foreign currency translation and the recessionary environment in Europe. Sales of specialty ingredients increased 3%, reflecting increased unit volume and improved product mix.

Operating profit increased $4.7 million, or 7%, to $68.0 million from $63.4 million in 1992. Approximately 2% was attributable to the pre-metallized dyes acquisition with the balance of 5% attributable primarily to unit volume growth, lower raw materials costs and improved product mix. The proportion of operating profit outside the United States was 21% versus 23% in 1992.


Specialty Process Equipment and Controls
Sales of $151.0 million reported by the Company's specialty process equipment and controls segment rose $28.5 million, or 23%, from $122.5 million in 1992. The sales increase was attributable primarily to higher unit volume (21%) and pricing in the second half of the year (2%). Domestic sales increased 19% over 1992 while exports, particularly to the Far East, increased 37%. Export sales accounted for 27% of total segment sales versus 24% in 1992. Operating profit increased $6.0 million, or 30%, to $26.0 million from $20.0 million in 1992, primarily as a result of higher unit volume and improved pricing. The equipment order backlog totalled $38 million at the end of 1993 compared to $34 million at the end of 1992.


Other
Selling, general and administrative expenses increased 9% primarily due to the pre-metallized dyes acquisition and the increased level of business. Depreciation and amortization increased 4% over 1992 primarily as a result of a higher fixed capital base including the pre-metallized dyes acquisition. Interest expense of $1.1 million was 84% lower than 1992 primarily as a result of the long-term debt repayment in December, 1992. Other income of $1.2 million was $1.4 million below 1992 primarily due to lower foreign exchange gains and lower interest income. The Company's effective tax rate of 37% was up slightly from 36.7% in 1992 reflecting primarily the higher U.S. tax rate in 1993.

OPERATING RESULTS - 1992 AS COMPARED TO 1991


Overview
Consolidated net sales of $517.7 million represent a 15% increase from $450.2 million in 1991. Earnings from operations of $43.3 million increased 20% from $35.9 million in 1991. Net earnings amounted to $34.5 million reflecting charges of $8.8 million relating to the adoption of two new accounting standards ($5.8 million) and the penalty for early extinguishment of debt ($3.0 million). Earnings per share from operations of $.87 increased 19% from $.73 in 1991.

The gross margin percentage decreased to 31.0% from 31.9% in 1991 primarily as a result of the pre-metallized dyes acquisition, and a lower margin product mix and competitive pricing in the specialty process equipment and controls segment. Operating profit of $83.4 million increased $11.9 million, or 17%, from $71.5 million in 1991 due to gains in the specialty chemicals segment.


Specialty Chemicals
The Company's specialty chemicals segment reported a sales increase of $54.3 million, or 16%, to $395.2 million from $340.9 million in 1991. Approximately 6% was attributable to the pre-metallized dyes acquisition, approximately 1% to foreign currency translation and the balance of 9% primarily to unit volume growth. The proportion of sales outside the United States increased to 26% from 21% in 1991 primarily as a result of the pre-metallized dyes acquisition.

Domestic dyes sales improved primarily due to stronger demand for apparel dyes as well as improved broadloom carpet business. Sales of the Company's international operations improved significantly primarily due to the inclusion of the pre-metallized dyes acquisition. Sales of specialty ingredients increased as a result of increased demand for food flavors and additives for the pharmaceutical industry.

Operating profit increased $11.9 million, or 23%, to $63.4 million from $51.5 million in 1991. Approximately 4% was attributable to the pre-metallized dyes acquisition with the balance of 19% attributable primarily to unit volume growth. The proportion of operating profit outside the United States was 23% in 1992, unchanged from 1991.


Specialty Process Equipment and Controls
The Company's specialty process equipment and controls segment reported a sales increase of $13.2 million, or 12%, to $122.5 million from $109.3 million in 1991. All of the sales increase was attributable to higher unit volume as demand for wire and cable extrusion systems strengthened, especially in the export market, and sales gains were reported in the plastic sheet and profile extrusion markets. Export sales accounted for 24% of total segment sales and were equal to the 1991 level. Operating profit of $20.0 million was unchanged from 1991 as a lower-margin product mix and competitive pricing offset volume gains. The equipment order backlog of $34 million at the end of 1992 increased over the prior year-end level of $31 million.


Other
Selling, general and administrative expenses increased 6% primarily due to the pre-metallized dyes acquisition and the impact of inflation and foreign translation. Depreciation and amortization increased 16% over 1991 due primarily to a higher fixed capital base and the pre-metallized dyes acquisition. Interest expense decreased 6% versus 1991 due primarily to lower interest rates on short-term borrowings. Other income increased by $281 thousand (less than 1% of pre-tax earnings) versus 1991. The Company's effective tax rate of 36.7% was up slightly from the prior year level of 36.5%.



FINANCIAL CONTENTS


Consolidated Financial Statements...........................14
Notes To Consolidated Financial Statements..................18
Responsibility For Financial Statements.....................25
Independent Auditors' Report................................25
Eleven Year Selected Financial Data.........................26
Corporate Officers And Operating Management.................28
Corporate Data...............................Inside Back Cover




                    CONSOLIDATED STATEMENTS OF EARNINGS
Fiscal years ended December 25, 1993, December 26, 1992, and
December 28, 1991

(In thousands of dollars, except per share data)
1993            1992             1991


SALES
Net sales...............................$558,348     $517,718
$450,228


COSTS AND EXPENSES
Cost of products sold................... 380,941      357,089
306,598
Selling, general and administrative.....  82,970       76,251
 71,880
Depreciation and amortization...........  12,076       11,635
 10,028
Interest................................   1,093        6,984
  7,419
Other income............................  (1,205)      (2,578)
 (2,297)
 Total costs and expenses............... 475,875      449,381
393,628


EARNINGS
Earnings before income taxes, cumulative
 effect of accounting changes and
 extraordinary loss.....................  82,473       68,337
 56,600
Income taxes............................  30,515       25,072
 20,659
Earnings before cumulative effect of
 accounting changes and extraordinary
 loss...................................  51,958       43,265
 35,941
Cumulative effect of accounting changes.       -       (5,800)
      -
Extraordinary loss on early
 extinguishment of debt.................       -       (3,000)
      -
Net earnings............................$ 51,958      $34,465
$35,941


EARNINGS PER COMMON SHARE
Earnings before cumulative effect of
 accounting changes and extraordinary
 loss...................................$   1.00      $   .87
$   .73
Cumulative effect of accounting changes.       -         (.12)
      -
Extraordinary loss on early
 extinguishment of debt.................       -         (.06)
      -
Net earnings............................$   1.00      $   .69
$   .73




See accompanying notes to consolidated financial statements
CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES





                        CONSOLIDATED BALANCE SHEETS
                  December 25, 1993 and December 26, 1992


(In thousands of dollars, except per share data)
       1993              1992


ASSETS
CURRENT ASSETS
Cash.............................................$  9,284       $
2,441
Accounts receivable..............................  84,482
74,759
Inventories...................................... 113,932
115,688
Other current assets.............................  12,698
14,495
  Total current assets........................... 220,396
207,383
NON-CURRENT ASSETS
Property, plant and equipment....................  99,925
98,827
Cost in excess of acquired net assets............  33,275
34,629
Other assets.....................................   9,650
9,876
                                                 $363,246
$350,715


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable....................................$  5,100       $
5,421
Accounts payable.................................  44,905
46,465
Accrued expenses.................................  25,574
33,296
Income taxes payable.............................  12,935
8,955
Other current liabilities........................   6,925
8,456
  Total current liabilities......................  95,439
102,593


NON-CURRENT LIABILITIES
Long-term debt...................................  14,000
24,000
Accrued postretirement liability.................   9,084
8,774
Deferred income taxes............................   4,727
3,896
  Total non-current liabilities..................  27,811
36,670


STOCKHOLDERS' EQUITY
Common stock, $.10 par value - issued
  53,361,072 shares..............................   5,336
5,336
Additional paid-in capital.......................  61,783
59,644
Retained earnings................................ 191,230
158,754
Accumulated translation adjustment...............    (557)
3,803
Treasury stock at cost........................... (11,278)
(7,956)
Deferred compensation............................  (6,518)
(8,129)
  Total stockholders' equity..................... 239,996
211,452
                                                 $363,246
$350,715


See accompanying notes to consolidated financial statements
CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES


                   CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended December 25, 1993, December 26, 1992 and
December 28, 1991


Increase (decrease) to cash (in thousands of dollars)
    1993         1992       1991


CASH FLOWS FROM OPERATING ACTIVITIES
Earnings from operations......................$ 51,958  $ 43,265
$ 35,941
Adjustments to reconcile earnings from
 operations to net cash provided by operations:
Depreciation and amortization.................  12,076    11,635
 10,028
Deferred compensation.........................   1,611     1,850
    740
Deferred income taxes.........................     340     1,280
 (1,068)
Cumulative effect of accounting changes and
 extraordinary loss...........................       _    (8,800)
      _
 Changes in assets and liabilities:
 Accounts receivable.......................... (11,798)  (16,943)
 (7,021)
 Inventories..................................    (253)    5,939
(11,590)
 Other current assets.........................     722    (5,833)
    408
 Other assets.................................       2      (373)
  1,116
 Accounts payable and accrued expenses........  (4,937)    4,830
  8,494
 Income taxes payable.........................   3,918       279
  4,527
 Other current liabilities....................  (1,435)    2,792
 (2,775)
 Accrued postretirement liability.............     310     8,774
      _
 Other........................................    (109)     (197)
    233
 Net cash provided by operations..............  52,405    48,498
 39,033


CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions .................................       _   (21,817)
 (5,435)
Capital expenditures.......................... (14,299)  (12,835)
(11,434)
Other investing activities....................   1,972      (626)
   (727)
 Net cash used by investing activities........ (12,327)  (35,278)
(17,596)


CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock............       _    45,743
      _
Proceeds from long-term borrowings............       _         _
 10,000
Payments of long-term debt.................... (10,000)  (56,331)
(20,881)
Change in notes payable.......................    (282)    5,421
      -
Net treasury stock activity...................  (3,198)      830
   (980)
Dividends paid................................ (19,482)  (14,807)
(11,787)
 Net cash used by financing activities........ (32,962)  (19,144)
(23,648)


CASH
Effect of exchange rates on cash..............    (273)     (118)
   (626)
Change in cash................................   6,843    (6,042)
 (2,837)
Cash at beginning of year.....................   2,441     8,483
 11,320
Cash at end of year...........................$  9,284  $  2,441
$  8,483

See accompanying notes to consolidated financial statements
CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Fiscal years ended December 25, 1993, December 26, 1992 and
December 28, 1991


(In thousands of dollars, except per share data)
 1993         1992         1991


COMMON STOCK
Balance at beginning of year................$  5,336   $  2,668
$  2,668
Stock split.................................       _      2,668
      _
Balance at end of year......................   5,336      5,336
  2,668


ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year................  59,644     16,982
 15,945
Sale of common stock........................       _     38,236
      _
Stock split.................................       _     (2,858)
      _
Stock options and other issuances...........   2,139      1,376
  1,037
Issuance under long-term incentive plan.....       _      5,908
      _
Balance at end of year......................  61,783     59,644
 16,982


RETAINED EARNINGS
Balance at beginning of year................ 158,754    139,096
114,942
Net earnings................................  51,958     34,465
 35,941
Cash dividends declared on common stock
 ($.38 per share in 1993, $.305 in 1992
 and $.2475 in 1991)........................ (19,482)   (14,807)
(11,787)
Balance at end of year...................... 191,230    158,754
139,096


ACCUMULATED TRANSLATION ADJUSTMENT
Balance at beginning of year................   3,803      3,365
  6,781
Equity adjustment for translation of foreign
currencies..................................  (4,360)       438
 (3,416)
Balance at end of year......................    (557)     3,803
  3,365


TREASURY STOCK
Balance at beginning of year................  (7,956)   (18,029)
(18,712)
Sale of 2,225,680 common shares.............       _      7,507
      _
Issued, primarily under stock options
 (489,976 shares in 1993, 578,431 in 1992
 and 481,396 in 1991).......................   1,781      1,814
  1,801
Common stock acquired (280,000 shares in
 1993 and 127,000 in 1991)..................  (5,103)         _
 (1,118)
Issuance under long-term incentive plan
 (369,950 shares in 1992)...................       _        752
      _
Balance at end of year...................... (11,278)    (7,956)
(18,029)


DEFERRED COMPENSATION
Balance at beginning of year................  (8,129)    (3,319)
 (4,059)
Issuance under long-term incentive plan.....       _     (6,660)
      _
Amortization................................   1,611      1,850
    740
Balance at end of year......................  (6,518)    (8,129)
 (3,319)


Total stockholders' equity..................$239,996   $211,452
$140,763




See accompanying notes to consolidated financial statements
CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars, except per share data)


ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year ends on the last Saturday in December for domestic operations and a week earlier for most foreign operations.


TRANSLATION OF FOREIGN CURRENCIES
Foreign currency accounts are translated into U.S. dollars as follows: exchange rates at the end of the period are used to translate all assets and liabilities; average exchange rates during the year are used to translate income and expense accounts. Gains and losses resulting from the translation of foreign currency balance sheet accounts into U.S. dollars and related hedging transactions are included in a separate caption, "Accumulated translation adjustment," in the stockholders' equity section of the consolidated balance sheets.


PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($10,828 in 1993, $10,394 in 1992 and $8,813 in 1991) is computed generally on the straight-line method using the following ranges of asset lives: buildings and improvements - 10 to
40 years, machinery and equipment - 5 to 15 years, and furniture and fixtures - 5 to 10 years.

Renewals and improvements which extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over their useful lives or the remaining lease term, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.


INVENTORY VALUATION
Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for a significant portion of chemicals inventories and the first-in, first-out (FIFO) method for the remaining inventories.



COST IN EXCESS OF ACQUIRED NET ASSETS
The cost of acquisitions in excess of tangible and identifiable intangible assets acquired prior to 1971 in the amount of $2,412 is not being amortized, as in the opinion of management, no permanent impairment in value has occurred. Such costs arising subsequent to 1970 are being amortized using the straight-line method over periods from twenty to forty years. Accumulated amortization amounted to $5,456 in 1993 and $4,510 in 1992.


INCOME TAXES
Effective in 1992, the Company adopted the provisions of FASB
Statement No.109 "Accounting for Income Taxes." Further information is provided in the footnote on income taxes.

A provision has not been made for U.S. income taxes which would be payable if undistributed earnings of foreign subsidiaries of approximately $54,000 at December 25, 1993, were distributed to the Company in the form of dividends, since it is management's intention to permanently invest such earnings in the related foreign operations. If distributed, such earnings would incur income tax expense at substantially less than the U.S. income tax rate, primarily because of the offset of foreign tax credits.


RESEARCH AND DEVELOPMENT
Expenditures for research and development costs are charged to operations as incurred ($11,184 in 1993, $10,114 in 1992 and $9,669 in 1991).


STATEMENTS OF CASH FLOWS
Cash includes bank term deposits of three months or less. Cash payments during the years ended 1993, 1992 and 1991 included interest of $1,556, $7,248 and $7,868 and income taxes of $24,347, $19,786 and $17,187, respectively.


POSTRETIREMENT HEALTH CARE BENEFITS
Effective in 1992, the Company adopted the provisions of FASB
Statement     No. 106 "Employers' Accounting for Postretirement
Benefits Other Than Pensions." Further information is provided in the footnote on post- retirement health care benefits.


EARNINGS PER COMMON SHARE
The computation of earnings per common share is based on the weighted average number of common and common equivalent shares outstanding amounting to 52,175,691 in 1993, 49,967,453 in 1992 and 49,317,078 in 1991. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.


FINANCIAL INSTRUMENTS
Financial instruments are presented in the accompanying consolidated financial statements at either cost or fair value as required by generally accepted accounting principles. The fair value of the Company's financial instruments approximate carrying value.


OTHER DISCLOSURES
Included in accounts receivable are allowances for doubtful accounts in the amount of $4,072 in 1993 and $3,736 in 1992.
Included in other current liabilities are customer deposits in the amount of $5,757 in 1993 and $6,916 in 1992.



ACQUISITIONS
On December 31, 1990, the Company acquired the business and certain assets and liabilities of the Sterling line of extruders and blow molding equipment at a cost of $5,435. On May 8, 1992, the Company acquired a pre-metallized dyes business and facility located in Oissel, France at a cost of $21,817. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of purchase price over fair value of net assets acquired in the amount of $5,916 is being amortized over forty years. The operating results of each acquisition are included in the Consolidated Statements of Earnings since the date of acquisition.


INVENTORIES                                 1993
1992

Finished goods........................... $ 57,987        $
62,936
Work in process..........................   25,748
25,448
Raw materials and supplies...............   30,197
27,304
                                          $113,932
$115,688

At December 25, 1993, inventories valued using the last-in, first-out (LIFO) method amounted to $60,983 ($63,653 at December
26, 1992). The LIFO reserve was not significant in 1993 and 1992.


PROPERTY, PLANT AND EQUIPMENT               1993
1992
Land..................................... $  5,494        $
5,395
Buildings and improvements...............   55,537
54,151
Machinery and equipment..................  101,285
93,658
Furniture and fixtures...................    3,470
3,335
Construction in progress.................    7,526
6,575
                                           173,312
163,114
Less accumulated depreciation............   73,387
64,287
                                          $ 99,925        $
98,827






DEBT
Long-term debt is summarized as follows:
                                            1993
1992
Revolving credit loans.....................$10,000        $20,000

Industrial revenue bonds...................  4,000          4,000

         Total long-term debt..............$14,000        $24,000


In December 1992, the Company repaid certain long-term debt in
the amount    of $52,000 utilizing proceeds from the sale of
common stock and short-term borrowings. An aftertax penalty of $3,000 was realized on the early extinguishment of such debt.

The industrial revenue bonds mature in 1997 and carry an interest rate that fluctuates within the tax exempt market. The average interest rate incurred in 1993 was 2.4%. The bonds are secured by a bank letter of credit.

The Company has a credit agreement with a group of five banks providing for up to $70,000 of revolving credit loans through September 28, 1996. The agreement calls for interest at the prime rate on revolving loans, but offers pricing options based on certificate of deposit and Eurodollar rates which generally are more favorable than the prime rate option. The Company must pay an annual fee of 5/16% of the total unused commitment. The covenants of the revolving credit agreement impose restrictions on the Company with respect to debt and tangible net worth levels. These restrictions are not expected to adversely affect the Company's operations. At December 25, 1993, the $10,000 borrowed under the revolving credit agreement bore an interest rate of 3.5%.

At December 25, 1993, notes payable outstanding of $5,100 bore an interest rate of 3.2%.

The aggregate annual maturities of long-term debt are $10,000 in 1996 and
$4,000 in 1997.


LEASES
The future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year (as of December
25, 1993) total $23,585 as follows: $5,127 in 1994, $4,519 in
1995, $3,744 in 1996, $2,838 in 1997, $2,419 in 1998 and $4,938
in later years. Total rental expense for all operating leases was $6,509 in 1993, $6,379 in 1992, and $6,004 in 1991.

All long-term leases expire prior to 2013. Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.


CAPITAL STOCK
In April 1992, the shareholders approved an increase in the number of authorized common shares from 60,000,000 to 250,000,000 shares and the Board of Directors declared a two-for-one stock split payable on May 22, 1992. The Company is authorized to issue 250,000 shares of preferred stock without par value, none of which are outstanding.

There are 53,361,072 common shares issued, of which 2,069,547 shares and 2,279,523 shares were held in the treasury at December 25, 1993 and December 26, 1992, respectively. In December 1992, the Company sold 2,225,680 shares of common stock through a public offering. The net proceeds were used to repay certain long-term debt.

Preferred share purchase rights (Rights) outstanding with respect to each share of the Company's common stock entitle the holder to purchase one eight-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $18.75. The Rights cannot become exercisable until ten days following a public announcement that a person or group has acquired 20% or more of the common shares of the Company or intends to make a tender or exchange offer which would result in their ownership of 20% or more of the Company's common shares. The Rights also entitle the holder under certain circumstances to receive shares in another company which acquires the Company or merges with it.


INCOME TAXES
Effective in 1992, the Company adopted the provisions of FASB
Statement No.
109 "Accounting for Income Taxes" resulting in a cumulative charge of $300.
Total income tax expense for 1992 amounted to $19,579 and was allocated as follows: earnings from operations $25,072, cumulative effect of accounting changes ($3,424) and extraordinary loss on early extinguishment of debt ($2,069).

The components of earnings from operations before income taxes and taxes are as follows:
                                           1993          1992
      1991

PRETAX EARNINGS:
Domestic................................ $68,498    $53,732
$43,243
Foreign.................................  13,975     14,605
13,357
Total................................... $82,473    $68,337
$56,600
TAXES:
  DOMESTIC
    Current taxes ...................... $27,857    $18,104
$17,031
    Deferred taxes .....................    (587)     2,237
  (509)
                                         $27,270    $20,341
$16,522
  FOREIGN
    Current taxes....................... $ 2,318    $ 5,688
$ 4,696
    Deferred taxes......................     927       (957)
  (559)
                                         $ 3,245    $ 4,731
$ 4,137
  TOTAL
    Current taxes....................... $30,175    $23,792
$21,727
    Deferred taxes......................     340      1,280
(1,068)
                                         $30,515    $25,072
$20,659




The following is a percentage reconciliation of computed
"expected" tax
expense:
                                             1993          1992
      1991
Computed "expected" tax expense..........  35.0%       34.0%
34.0%
State taxes (net of U.S. tax benefit)....   3.6         3.4
 3.3
Foreign tax differential.................  (2.0)        (.3)
 (.7)
Other, net...............................    .4         (.4)
 (.1)
                                           37.0%       36.7%
36.5%


Deferred income taxes are comprised of temporary differences between financial and taxable income. The components of the net deferred tax asset as of December 25, 1993 and December 26, 1992, are as follows:

                                                  1993
 1992
Deferred tax asset
  Inventory obsolescence reserve and
    overhead capitalization...................$ 2,431        $
2,035
  Bad debt reserves ..........................    480
355
  Deferred compensation liability ............    879
424
  Various expense accruals ...................  1,782
1,802
  Accrued postretirement liability ...........  3,738
3,724
    Total deferred tax assets ................  9,310
8,340
Deferred tax liability - depreciation ........ (8,806)
(7,496)
  Net deferred tax asset .....................$   504        $
844
Total deferred tax assets for 1993 and 1992 include current assets of $5,231 and $4,740, respectively. The deferred tax liability is non-current for 1993 and 1992.


CONTINGENCIES
In the normal course of its business, the Company is subject to investigations, claims and legal proceedings, some of which concern environmental matters, involving both private and governmental parties. In some cases, the remedies sought or damages claimed may be substantial. While each of these matters is subject to various uncertainties as to outcome, and some of them may be decided unfavorably to the Company, based on the facts known to the Company at December 25, 1993, and on consultation with legal counsel, management believes that there are no such matters pending or threatened which will have a material effect on the financial position of the Company or the results of the Company's operations in any given year.


OTHER INCOME
Major items in other income are as follows:
                                            1993           1992
       1991
Interest income                        $  (469)     $  (722)    $
(970)
Royalty income                            (413)        (523)
(383)
Gain on foreign exchange                  (319)      (1,091)
(1,242)
Miscellaneous                               (4)        (242)
 298
                                       $(1,205)     $(2,578)
$(2,297)


STOCK INCENTIVE PLANS
On April 13, 1993, the stockholders approved the Crompton & Knowles Corporation 1993 Stock Option Plan for Non-Employee Directors. The Plan authorizes 100,000 shares to be optioned to non-employee directors at the rate of their annual retainer divided by the stock price on the date of grant. The option will vest over a two year period and be exercisable over a ten year period from the date of grant, at a price equaling the fair market value on the date of grant. An initial grant of 6,736 shares was made in 1993.

The 1988 Long Term Incentive Plan (the 1988 Plan) authorizes the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards to the officers and other key employees of the Company over a period of ten years. Non-qualified and incentive stock options may be granted under the 1988 Plan at prices not less than 100% of the market value on the date of the grant. All outstanding options will expire not more than ten years and one month from the date of grant. There were 4,000,000 shares of common stock reserved for awards under the 1988 Plan.

In 1989, 736,000 shares of treasury stock were transferred to an independent trustee to administer long-term performance awards under the 1988 Plan. The market value of the shares at the time of grant, in the amount of $2,804, is being amortized over the estimated service period of seven years.

In 1990, 335,800 shares of restricted stock were granted to certain officers and key employees. The shares are being held by an independent trustee until they vest with the recipients upon their retirement or earlier termination of employment. The market value of the shares at the time of grant, in the amount of $2,435, is being amortized over the estimated service period of fifteen years.

In 1992, 369,950 shares of treasury stock were transferred to an independent trustee to administer long-term performance awards. The market value of the shares at the time of grant, in the amount of $6,660, is being amortized over the estimated service period of six years.

Changes during 1993, 1992 and 1991 in shares under option are summarized as follows:
                                               Price Per Share
                                             Range        Average
     Shares
Outstanding at 12/29/90...............$   .91-9.32    $ 3.98
2,452,800
    Granted...........................       18.32     18.32
228,400
    Exercised.........................    .91-9.32      2.63
(471,590)
    Lapsed............................   4.01-9.32      6.00
(10,672)


Outstanding at 12/28/91...............  1.29-18.32      5.75
2,198,938
    Granted........................... 18.19-22.78     19.16
224,250
    Exercised.........................   1.29-9.31      3.40
(483,954)
    Lapsed............................   4.01-9.31      8.18
 (9,334)


Outstanding at 12/26/92...............$ 1.29-22.78   $  7.88
1,929,900
    Granted .......................... 19.31-23.75     19.45
218,736
    Exercised ........................  1.29-18.31      2.87
(424,419)
    Lapsed ...........................  4.01-19.19     14.01
 (6,667)
Outstanding at 12/25/93 ..............$ 2.15-23.75   $ 10.57
1,717,550
Exercisable at 12/25/93 ..............$ 2.15-19.19   $  8.03
1,302,294
Shares available for grant at December 25, 1993, and December 26, 1992, were 1,360,037 and 1,472,606, respectively.

The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $1,617, $1,276 and $895 in 1993, 1992 and
1991,respectively.


PENSIONS
The Company maintains a defined contribution pension plan for eligible employees under provisions of section 401(k) of the Internal Revenue Code.
The plan provides for Company contributions at a certain percentage of each participant's salary and allows voluntary tax-deferred employee contributions up to a stated percentage of salary. Other foreign and domestic pension plans are not significant. Total pension expense aggregated $4,036 in 1993, $3,853 in 1992 and $3,162 in 1991.


POSTRETIREMENT HEALTH CARE BENEFITS
Effective January 1, 1992, the Company adopted the provisions of FASB Statement No.106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company elected to record immediately the transition obligation, resulting in a one-time aftertax charge to earnings of $5,500 or $.11 per share. The charge represents the aftertax present value of post-retirement health benefits attributable to past service of eligible retired and active employees under the Company's postretirement health care benefit plans. Prior to 1992, the Company recognized the cost of providing postretirement health care benefits on a cash basis, which had an insignificant impact on net earnings. In 1993 and 1992, the postretirement health care benefit expense did not have a material effect on net earnings.The financial status of the accrued postretirement liability is as follows:
                                                  1993
 1992
Retirees......................................$ 4,056        $
4,067
Fully eligible active participants............  1,956
1,445
Other active participants.....................  3,277
3,262
Total accumulated postretirement liability....  9,289
8,774
Unrecognized actuarial loss...................   (205)
_
Accrued postretirement liability..............$ 9,084        $
8,774
For measurement purposes, a 13.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1993. The rate is assumed to decrease 1% per year to 6.5% in 2000 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%. An increase in the assumed health care cost rate of 1% in each year would increase the accumulated postretirement benefit obligation by approximately $1,634.


FOREIGN OPERATIONS
Financial data applicable to the Company's foreign operations are as follows:
                                            1993           1992
       1991
Net sales.................................$103,356    $104,307
$ 71,122
Net earnings..............................$ 10,730    $  9,874
$  9,220
Assets....................................$ 82,789    $ 81,733
$ 58,123


SUMMARIZED UNAUDITED QUARTERLY FINANCIAL DATA
                                                     1993
                                   First         Second
Third        Fourth
Net sales........................$133,743   $147,677    $134,031
$142,897
Gross profit.....................  42,681     48,853      42,783
  43,090
Net earnings.....................  12,295     15,653      11,506
  12,504
Net earnings per common share....      24        .30         .22
     .24
Common dividends per share.......     .08        .10         .10
     .10
Market price per common share:
High.............................      24 3/4     27 1/4      23
1/4   23 7/8
Low..............................      21 3/8     21          19
    17 5/8
                                                     1992
                                   First         Second
Third        Fourth
Net sales........................$113,641   $134,629    $131,849
$137,599
Gross profit.....................  37,386     43,675      39,535
  40,033
Earnings before cumulative effect
 of accounting changes and extra-
 ordinary loss...................   9,874     12,865      10,079
  10,447
Net earnings.....................   4,074     12,865      10,079
   7,447
Earnings per common share before
 cumulative effect of accounting
 changes and extraordinary loss..     .20        .26         .20
     .21
Net earnings per common share....     .08        .26         .20
     .15
Common dividends per share.......    .065        .08         .08
     .08
Market price per common share:
High.............................      23 7/8     20 5/8      20
7/8   22 1/8
Low..............................      18         16          16
3/4   17 5/8




BUSINESS SEGMENT DATA
Sales by segment represent sales to unaffiliated customers only. Intersegment sales and transfers between geographic areas are nominal and have not been disclosed separately. Operating profit is defined as total revenue less operating expenses. In computing operating profit, the following items have not been deducted: net corporate expenses, interest expense and income taxes. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Corporate assets are principally cash, prepayments and other assets maintained for general corporate purposes.

Information by Business Segment
                                            1993           1992
       1991
SALES
Specialty chemicals.......................$407,280    $395,192
$340,910
Specialty process equipment and controls.. 151,068     122,526
109,318
                                          $558,348    $517,718
$450,228


OPERATING PROFIT
Specialty chemicals.......................$ 68,067    $ 63,407
$ 51,487
Specialty process equipment and controls..  25,967      20,009
19,978
                                            94,034      83,416
71,465
General corporate expenses, net........... (10,468)     (8,095)
(7,446)
Interest expense..........................  (1,093)     (6,984)
(7,419)
Earnings before income taxes..............$ 82,473    $ 68,337
$ 56,600


IDENTIFIABLE ASSETS
Specialty chemicals.......................$281,804    $278,931
$252,375
Specialty process equipment and controls..  69,279      58,099
47,272
                                           351,083     337,030
299,647
Corporate.................................  12,163      13,685
 8,915
                                          $363,246    $350,715
$308,562


DEPRECIATION AND AMORTIZATION
Specialty chemicals.......................$ 10,628    $ 10,332
$  8,628
Specialty process equipment and controls..   1,324       1,186
 1,277
                                            11,952      11,518
 9,905
Corporate.................................     124         117
   123
                                          $ 12,076    $ 11,635
$ 10,028


CAPITAL EXPENDITURES
Specialty chemicals.......................$ 12,057    $ 11,669
$ 10,639
Specialty process equipment and controls..   2,131       1,125
   772
                                            14,188      12,794
11,411
Corporate.................................     111          41
    23
                                          $ 14,299    $ 12,835
$ 11,434


INFORMATION BY MAJOR GEOGRAPHIC SEGMENT
                                            1993           1992
       1991
SALES
United States.............................$454,992    $413,411
$379,106
Europe....................................  93,808      94,791
61,542
Canada....................................   9,548       9,516
 9,580
                                          $558,348    $517,718
$450,228


EXPORTS TO UNAFFILIATED CUSTOMERS
Included in United States sales:
  Far East................................$ 26,244    $ 19,177
$  7,435
  Latin America...........................  10,183       7,681
 9,891
  Europe..................................   7,251       4,318
 5,396
  Canada..................................   3,500       3,263
 8,382
  Other...................................     838         785
   418
    Total.................................  48,016      35,224
31,522
Included in European sales:
  Far East................................   8,649       7,413
 6,661
  Latin America...........................   4,261       2,768
 2,279
  Other...................................   3,756       5,355
 5,001
    Total.................................  16,666      15,536
13,941
                                          $ 64,682    $ 50,760
$ 45,463


OPERATING PROFIT
United States.............................$ 79,536    $ 68,617
$ 59,754
Europe....................................  13,736      13,108
 9,463
Canada....................................     762       1,691
 2,248
                                          $ 94,034    $ 83,416
$ 71,465


IDENTIFIABLE ASSETS
United States.............................$280,457    $268,982
$250,439
Europe....................................  77,203      76,439
53,510
Canada....................................   5,586       5,294
 4,613
                                          $363,246    $350,715
$308,562


RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and have been audited by KPMG Peat Marwick, Independent Certified Public Accountants, whose report is presented herein.

Management of the Company assumes responsibility for the accuracy and reliability of the financial statements. In discharging such responsibility, management has established certain standards which are subject to continuous review and are monitored through the Company's financial management and internal audit group.

The Board of Directors pursues its oversight role for the financial statements through its Audit Committee which consists of outside directors. The Audit Committee meets on a regular basis with representatives of management, the internal audit group and KPMG Peat Marwick.


INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CROMPTON & KNOWLES CORPORATION
We have audited the consolidated balance sheets of Crompton & Knowles Corporation and subsidiaries as of December 25, 1993 and December 26, 1992 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 25, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crompton & Knowles Corporation and subsidiaries at December 25, 1993 and December 26, 1992 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 25, 1993 in conformity with generally accepted accounting principles.

In 1992, as discussed in the notes to consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement No. 109, "Accounting for Income Taxes."


/S/KPMG PEAT MARWICK

Stamford, Connecticut
January 20, 1994






ELEVEN YEAR SELECTED FINANCIAL DATA
(In thousands of dollars except per share data)          1993
    1992          1991         1990
SUMMARY OF OPERATIONS
Net sales....................... $558,348    517,718     450,228
 390,032
Interest expense................ $  1,093      6,984       7,419
   5,842
Pretax earnings................. $ 82,473     68,337      56,600
  47,260
Income taxes.................... $ 30,515     25,072      20,659
  17,250
Earnings from continuing
 operations..................... $ 51,958     43,265      35,941
  30,010
Cumulative effect of accounting
 changes........................ $      _     (5,800)          _
       _
Extraordinary loss on early
 extinguishment of debt......... $      _     (3,000)          _
       _
Earnings (loss) from
 discontinued operations........ $      _          _           _
       _
Loss on disposal of discontinued
 operations..................... $      _          _           _
       _
Net earnings.................... $ 51,958     34,465      35,941
  30,010


PER SHARE STATISTICS
Earnings from continuing
 operations before cumulative
 effect of accounting changes
 and extraordinary loss......... $   1.00        .87         .73
     .61
Net earnings.................... $   1.00        .69         .73
     .61
Dividends....................... $    .38        .31         .25
     .20
Book value...................... $   4.68       4.14        2.94
    2.47
Common stock
 trading range:    High.........       27 1/4     23 7/8      20
1/4   11 5/8
                   Low..........       17 5/8     16           8
3/8    6 3/4
Average shares outstanding
 (thousands)....................   52,176     49,967      49,317
  49,270


FINANCIAL POSITION
Current assets.................. $220,396    207,383     185,235
 164,442
PP&E, net....................... $ 99,925     98,827      80,154
  76,709
Other assets.................... $ 42,925     44,505      43,173
  41,493
Total assets.................... $363,246    350,715     308,562
 282,644
Current liabilities............. $ 95,439    102,593      85,712
  88,340
Long-term debt.................. $ 14,000     24,000      76,118
  70,330
Accrued postretirement
 liability...................... $  9,084      8,774           _
       _
Deferred income taxes........... $  4,727      3,896       5,969
   6,409
Stockholders' equity............ $239,996    211,452     140,763
 117,565
Current ratio...................      2.3        2.0         2.2
     1.9
Total debt-to-equity %..........      8.0       13.9        57.1
    77.6
Total debt-to-capital %.........      7.4       12.2        36.3
    43.7


PROFITABILITY STATISTICS
(CONTINUING OPERATIONS)
% Effective tax rate............     37.0       36.7        36.5
    36.5
% Return on sales...............      9.3        8.4         8.0
     7.7
% Return on average total
 capital........................     21.0       19.3        18.9
    19.8
% Return on average common
 equity.........................     23.1       27.1        28.4
    28.1


OTHER STATISTICS
(CONTINUING OPERATIONS)
Capital spending................ $ 14,299     12,835      11,434
  16,374
Depreciation.................... $ 10,828     10,394       8,813
   7,156
Sales per employee.............. $    240        237         222
     218

ELEVEN YEAR SELECTED FINANCIAL DATA
(In thousands of dollars except per share data)          1989
    1988          1987         1986
SUMMARY OF OPERATIONS
Net sales....................... $355,817    289,787     199,394
178,256
Interest expense................ $  6,006      3,606       2,042
    789
Pretax earnings................. $ 38,588     26,943      20,353
 16,800
Income taxes.................... $ 14,087     10,098       8,341
  7,421
Earnings from continuing
 operations..................... $ 24,501     16,845      12,012
  9,379
Cumulative effect of accounting
 changes........................ $      _          _           _
      _
Extraordinary loss on early
 extinguishment of debt......... $      _          _           _
      _
Earnings (loss) from
 discontinued operations........ $      _       (597)       (262)
   (678)
Loss on disposal of
 discontinued operations........ $      _       (920)          _
 (7,700)
Net earnings.................... $ 24,501     15,328      11,750
  1,001


PER SHARE STATISTICS
Earnings from continuing
 operations before cumulative
 effect of accounting changes
 and extraordinary loss......... $    .50        .36         .25
    .17
Net earnings.................... $    .50        .32         .24
    .01
Dividends....................... $    .15        .11         .08
    .08
Book value...................... $   2.08       1.75        1.59
   1.42
Common stock
 trading range:    High.........        7 7/8      4 1/2       3
7/8   2 1/2
                   Low..........        3 3/4      2 1/2       2
1/4   1 5/8
Average shares outstanding
 (thousands)....................   49,064     47,239      48,168
 50,974


FINANCIAL POSITION
Current assets.................. $127,216    120,584      94,069
 95,931
PP&E, net....................... $ 50,847     43,685      29,085
 28,511
Other assets.................... $ 39,787     41,373      12,075
 10,349
Total assets.................... $217,850    205,642     135,229
134,791
Current liabilities............. $ 71,068     72,352      40,922
 41,687
Long-term debt.................. $ 41,213     44,594      12,927
 19,455
Accrued postretirement
 liability...................... $      _          _           _
      _
Deferred income taxes........... $  6,668      6,775       5,575
  5,174
Stockholders' equity............ $ 98,901     81,921      75,805
 68,475
Current ratio...................      1.8        1.7         2.3
    2.3
Total debt-to-equity %..........     52.4       72.1        25.1
   47.0
Total debt-to-capital %.........     34.4       41.9        20.1
   32.0


PROFITABILITY STATISTICS
(CONTINUING OPERATIONS)
% Effective tax rate............     36.5       37.5        41.0
   44.2
% Return on sales...............      6.9        5.8         6.0
    5.3
% Return on average total
 capital........................     19.3       17.2        14.8
   13.6
% Return on average common
 equity.........................     27.6       22.7        17.7
   15.0


OTHER STATISTICS
(CONTINUING OPERATIONS)
Capital spending................ $ 13,407      6,798       3,523
 2,967
Depreciation.................... $  5,666      4,658       3,468
 3,101
Sales per employee.............. $    215        190         168
   146

ELEVEN YEAR SELECTED FINANCIAL DATA
(In thousands of dollars except per share data)             1985
           1984            1983
SUMMARY OF OPERATIONS
Net sales........................ $ 163,287        155,435
147,786
Interest expense................. $     571          1,011
1,445
Pretax earnings.................. $  15,443         14,255
10,306
Income taxes..................... $   7,122          6,368
4,628
Earnings from continuing
 operations...................... $   8,321          7,887
5,678
Cumulative effect of accounting
 changes......................... $       -              -
    -
Extraordinary loss on early
 extinguishment of debt.......... $       -              -
    -
Earnings (loss) from discontinued
 operations...................... $    (746)             4
  624
Loss on disposal of discontinued
 operations...................... $       -              -
    -
Net earnings..................... $   7,575          7,891
6,302


PER SHARE STATISTICS
Earnings from continuing
 operations before cumulative
 effect of accounting changes
 and extraordinary loss.......... $     .15            .14
  .10
Net earnings..................... $     .14            .14
  .11
Dividends........................ $     .08            .07
  .07
Book value....................... $    1.34           1.26
 1.25
Common stock
 trading range:    High..........         1 3/4          1 1/2
  1 7/8
                   Low...........         1 1/4          1 1/4
  1 1/8
Average shares outstanding
 (thousands).....................    51,694         51,418
50,948


FINANCIAL POSITION
Current assets................... $  87,400         82,125
82,068
PP&E, net........................ $  30,376         30,809
31,205
Other assets..................... $  12,146         11,964
14,015
Total assets..................... $ 129,922        124,898
127,288
Current liabilities.............. $  32,366         31,149
30,732
Long-term debt................... $  19,093         20,322
24,459
Accrued postretirement liability. $       -              -
    -
Deferred income taxes............ $   4,708          4,031
3,697
Stockholders' equity............. $  73,755         69,396
68,400
Current ratio.................... $     2.7            2.6
  2.7
Total debt-to-equity %...........      30.5           35.3
 42.8
Total debt-to-capital %..........      23.4           26.1
 30.0


PROFITABILITY STATISTICS
(CONTINUING OPERATIONS)
% Effective tax rate.............      46.1           44.7
 44.9
% Return on sales................       5.1            5.1
  3.8
% Return on average total
 capital.........................      13.2           12.8
  9.3
% Return on average common
 equity..........................      14.3           14.4
 10.6


OTHER STATISTICS
(CONTINUING OPERATIONS)
Capital spending................. $   2,888          3,185
2,184
Depreciation..................... $   3,061          2,973
2,891
Sales per employee............... $     128            123
  126


RETURN ON SALES
Continuing Operations
(bar graph referencing ELEVEN YEAR SELECTED FINANCIAL DATA)

RETURN ON AVERAGE TOTAL CAPITAL
Continuing Operations
(bar graph referencing ELEVEN YEAR SELECTED FINANCIAL DATA)

SALES PER EMPLOYEE
Continuing Operations
(bar graph referencing ELEVEN YEAR SELECTED FINANCIAL DATA)
CORPORATE OFFICERS AND OPERATING MANAGEMENT

Vincent A. Calarco
Chairman, President and
Chief Executive Officer

Robert W. Ackley
Vice President
President - Davis-Standard Division

Nicholas Fern, Ph.D.
President - International Dyes and Chemicals Division

Edmund H. Fording
Vice President
President - Dyes and Chemicals Division

Marvin H. Happel
Vice President - Organization

Charles J. Marsden
Vice President - Finance and Chief Financial Officer

Frank H. Schoonyoung
President - Ingredient Technology Division

Peter Barna
Treasurer and
Principal Accounting Officer

John T. Ferguson, II
General Counsel and Secretary

Robert A. Marchitello
Assistant Treasurer


(photo caption)
Corporate Management Committee of Crompton & Knowles

(standing from left to right)
Peter Barna, John T. Ferguson, II, Vincent A. Calarco, Marvin H.
Happel, and Robert W. Ackley,

(seated from left to right)
Frank H. Schoonyoung, Charles J. Marsden, and Edmund H. Fording
(not present - Nicholas Fern)



CORPORATE DATA
DIRECTORS
3  James A. Bitonti
President and
Chief Executive Officer
TCOM, L.P.
1,2  Harry W. Buchanan
Retired Vice President
Celanese Corporation
Vincent A. Calarco
Chairman of the Board
President and
Chief Executive Officer
2,3  Robert A. Fox
President and
Chief Executive Officer
Foster Farms
2,3  Roger L. Headrick
President and
Chief Executive Officer
Minnesota Vikings Football Club
1,2  Leo I. Higdon
Dean
The Darden Graduate
School of Business Administration
University of Virginia
1,3  Michael W. Huber
Retired Chairman of the Board
J.M. Huber Corporation
1,3  Warren A. Law
Retired Professor
Graduate School of
Business Administration
Harvard University
Charles J. Marsden
Vice President-Finance and
Chief Financial Officer
1,2  C.A. Piccolo
Chairman and
Chief Executive Officer
Caremark International Inc.
1  Howard B. Wentz, Jr.
Chairman of the Board
ESSTAR Incorporated
Chairman of the Board
Tambrands Inc.


1  Member of Audit Committee
2  Member of Nominating Committee
3  Member of Committee on Executive Compensation



Copyright 1994 Crompton &Knowles Corporation.
All rights reserved.


CORPORATE HEADQUARTERS
One Station Place, Metro Center
Stamford, CT 06902
(203) 353-5400



AUDITORS
KPMG Peat Marwick
Stamford, CT


TRANSFER AGENT AND REGISTRAR
Mellon Securities Transfer Services
Pittsburgh, PA
(800) 288-9541


ANNUAL MEETING
The annual meeting of stockholders will be held at 11:15 a.m. on Tuesday, April 12, 1994, at The Metropolitan Club, 1 East 60th
Street, New York, New York


FORM 10-K
A copy of the Company's report on Form 10-K for 1993, as filed with the Securities and Exchange Commission, may be obtained free of charge by writing to the Secretary of the Corporation, One
Station Place, Metro Center, Stamford, CT 06902