Form 10-K, Exhibit 13
period 1994-12-31
CROMPTON & KNOWLES CORP
filed 1995-03-31
CIK 25757

[TYPE]     EX-13

Crompton & Knowles Corporation      Exhibit 13
1994
Annual
Report

Service
Technology
Performance

Crompton & Knowles Corporation



Crompton & Knowles is a worldwide producer and marketer of specialty chemicals and equipment. The company's
49 million shares of common stock outstanding are traded on the New York Stock Exchange under the symbol CNK.
Dividends on the stock have been paid for 248 consecutive quarters and have increased in each of the last 18 years.
Crompton & Knowles has gained leadership positions in its chosen markets by providing quality products, technical service and performance know-how to solve problems and add value to customers' products. The company's businesses are grouped into two segments:

Specialty Chemicals
Crompton & Knowles is a major producer and marketer of dyes worldwide and a major producer and marketer of specialty food and pharmaceutical ingredients in North America.

Specialty Process Equipment and Controls
The company is a recognized world leader in extrusion systems, industrial blow molding equipment and related electronic controls for the plastics industry.

(pie charts)
Sales
By Business Segment
Specialty Chemicals - $393.6
Specialty Process Equipment and Controls - $196.2

Operating Profit
By Business Segment
Specialty Chemicals - $60.8
Specialty Process Equipment and Controls - $31.2

Crompton & Knowles is a member of the Chemical Manufacturers Association and a signatory of the Associaton's Responsible Care@ Program. The company is committed to a continuous good faith effort to improve performance in health, saftey and enviromental quality.



Financial Highlights

(In thousands of dollars, except per share data) 1994    1993    % Change

[S]                                         [C]        [C]           [C]
Net sales                                   $ 589,757  $ 558,348     6
Earnings before income taxes                $ 79,969   $82,473       (3)
Income taxes                                  29,053    30,515       (5)
Net earnings                                $ 50,916   $51,958       (2)
Per common share:
  Net earnings                              $    1.00  $  1.00        -
  Dividends                                 $     .46  $   .38        21
  Book value                               *$    4.60  $  4.68        (2)
Return on average common equity                  21.1%    23.1%
Common stock trading range:
  High                                            24 1/8   27 1/4
  Low                                             13 7/8   17 5/8
Average shares outstanding (in thousands)     51,152   52,176
Shareholders of record                         4,800    4,000


Sales
Continuing Operations
(in millions of dollars)
(bar graph referencing Eleven Year Selected Financial Data)

Earnings Per Share
Continuing Operations
(bar graph referencing Eleven Year Selected Financial Data)

Return on Average
Common Equity
Continuing Operations
(bar graph referencing Eleven Year Selected Financial Data)

Fellow Shareholders:

The Year In Highlights
- - - -Sales increased 6% to $589.8 million

- - - -Maintained earnings per share at prior-year record level of $1.00 with net earnings of $50.9 million
- - - -21.1% return on average common equity
- - - -Dividend increased 18th consecutive year, up 20% to 48 cents annualized
- - - -Acquired Egan Machinery, McNeil & NRM, Inc. and Repiquet extrusion businesses, broadening product and geographical base of specialty equipment business
- - - -Repurchased 3.0 million shares of common stock

Our company's 1994 sales increased to record levels while earnings per share remained at the record levels of the prior year. Return on average common equity was 21.1 percent.

It was a year of continued progress for Crompton & Knowles despite the fact that results did not meet our expectations. The economy, while generally robust in 1994, had several weak spots, one of which was apparel. That weakness negatively impacted the domestic dyes business despite gains in most non-apparel segments. We had considerable success in continuing to grow our specialty equipment business, both in North America and internationally, and in positioning the corporation for continued long-term growth.

In 1994, sales increased six percent from the prior year to $589.8 million. Earnings per common share remained unchanged at $1.00 per share, while net earnings declined two percent to $50.9 million.

When assessed in light of the market environment in which these results were achieved, we can state with confidence that Crompton
& Knowles did not lose focus on delivering superior service, technology and performance to our customers. In fact, we used the past year to reinforce our business philosophy of understanding our customers' businesses and working with them to solve their problems. As a result, we look forward to the future with enthusiasm.

Specialty chemical segment sales of $393.6 million were three percent below the prior year's record level. Operating profit declined 11 percent to $60.8 million. The lower sales and operating profit were due primarily to weak demand for apparel dyes. Our increased sales of dyes to the carpet sector and for automotive textiles, paper and leather, were unable to overcome the persistent weakness of the apparel market. To reinforce our niche-driven strategy in the dyes business, we realigned our sales organization to target key market segments. We also expanded our computer systems capabilities and streamlined operations to respond more quickly and accurately to the needs of our customers.

Overseas, our base European dyes business increased. However, these gains were more than offset by the impact of lower demand under a long-term supply agreement with another company. The international dyes business was restructured to position us to reach our objectives and to realize the potential in Asia, our fastest growing market. Nicholas Fern, Ph.D., formerly responsible for our European dyes operations, has been assigned to lead this growth program. In addition, Gerald H.Fickenscher, Ph.D., has been assigned responsibility for our dyes business in Europe, Africa, the Middle East and Latin America with the objective of expanding our business in those regions.

Specialty ingredients sales grew by more than five percent during 1994, gaining increased momentum in the second half of the year. As the year ended, we began shipping commercial quantities of a proprietary no-fat, low water activity, heat stable filling ingredient, initially targeted to the bakery and snack industries. This and other new product developments, such as savory flavor specialties for convenience foods, dairy flavors, and sauteed vegetable flavors, demonstrate our technical capability of producing fully integrated ingredient systems for the food industry, which is our primary thrust in this business.


We strengthened our marketing focus on selected food industry segments by adding specialists with the technical and marketing experience needed to capitalize on our technology and our growing pipeline of high quality products. Significant efforts are also underway to consolidate manufacturing facilities and reduce costs, thereby improving productivity and efficiencies within the ingredients operations.

Our specialty process equipment and controls segment had another excellent year. Sales increased 30 percent to $196.2 million and operating profit grew 20 percent to $31.2 million with strong demand for plastics extrusion systems and industrial blow molding equipment. We identified new growth opportunities and took action to deliver on them. The acquisition of Egan Machinery in May 1994 broadens our business base into market segments where Egan has established leadership positions - consistent with the position we enjoy with our existing extrusion business. At mid-year we acquired the business of McNeil & NRM, Inc., a small North American-based supplier of extruder parts and aftermarket services to the plastics extrusion equipment market. After the close of the year, in January 1995, we also acquired the extrusion business of McNeil Akron Repiquet S.a.r.l. in France, giving us our first European production facility for extrusion systems, which fulfills a long-standing strategic objective of establishing a manufacturing platform in Europe to better enable us to continue growing our business there.

Over the years we have been consistent in our focus on managing the corporation for the long term while delivering short-term results. While 1994 was an interruption in our record of year-to-year earnings gains, and was personally disappointing, I can confidently say that Crompton & Knowles is stronger and more vibrant than ever, with a customer focus geared to our mutual success. Throughout the year, as always, our efforts have been aimed at a closer understanding of our customers' needs, accelerating our product development efforts, enhancing our customer service capabilities and reducing our costs through increased productivity and improved operating efficiencies.

There are several changes on our Board of Directors that I wish to note. We welcome the addition of Patricia K. Woolf, Ph. D., a private investor and lecturer in the Department of Molecular
Biology at Princeton University. Dr. Woolf brings broad business and technical expertise to our Board. Retired from the Board since our last annual report are Harry W. Buchanan and Howard B. Wentz, Jr. They both have been valued participants in the growth of Crompton
& Knowles over the years and we thank them for their service. Their considerable knowledge and wise counsel will be missed.

For the eighteenth consecutive year, we increased the dividend paid to shareholders and in 1994 the increase was 20 percent to 48 cents per share annualized.

In the final analysis, our fundamental objectives have not changed. We remain committed to managing the corporation for the enhancement of shareholder value. We have accomplished a great deal this year to assure above-average growth for the future. Our confidence is supported by the continuing commitment of our employees to deliver superior service, technology and performance to our customers.

The challenges we've met and the many opportunities before us make for a powerful combination. We thank you for your continued support and look forward to 1995. We will keep you informed of our progress.

Respectfully yours,
Vincent A. Calarco
Chairman, President, and
Chief Executive Officer
March 2, 1995
Specialty Chemicals

Segment Highlights
- - - -Segment sales of $393.6 million
- - - -Operating profit of $60.8 million

Dyes Highlights
- - - -Domestic dyes sales off 6% due to weak apparel sales
- - - -Industrial dyes continued strong growth
- - - -European dyes sales increase offset by lower demand under supply agreement
- - - -Asia dyes sales increased

"Our goal is to ship every order to customer specifications. Sales is more than pushing products out the door. Sales is flexibility, trust, problem solving and a commitment to our customers' success. I constantly remind everyone in our organization that our customers' demands for quick delivery and more technical service merely reflect market forces at work all along the production chain. We have to participate in all of it - understand trends, forecast needs, produce, deliver and assure our product's performance on our customer's production line. We'll get our on-time delivery close to 100 percent, but our ultimate objective is to raise customer confidence to the level that when they think dyes, they press auto-dial for Crompton & Knowles."
       Jack Humble
       vice president - sales

"Customer requirements and expectations keep increasing and our job is to exceed or, even better, to anticipate those changes. Centralized order entry is a part of our ongoing program to make our business seamless with that of our customers. We've grown to become the largest dyes company in the United States not by producing the most widely-used products, but by focusing on niche markets where our products meet specific performance specifications and can't be effectively marketed without technical service support. Investing in people, facilities and management tools to have the right product in the right place at the right time is more than good business - its the only way to do business."
     Louis Lopez
     vice president - marketing

Specialty chemical segment sales of $393.6 million in 1994 were three percent below 1993's record sales of $407.3 million.
Operating profit was $60.8 million, or 11 percent lower than operating profit of $68.0 million in the prior year.

The primary reasons for the segment's lower sales and operating profit were slow demand and weaker pricing in certain sectors of the company's domestic and international dyes operations. Worldwide dyes sales were off six percent from the prior year to $296.8 million.

In the United States, significant consumer spending on housing and durable goods such as automobiles, appliances and electronics resulted in delayed purchases of apparel during 1994. The weak apparel sales in turn reduced demand for textile dyes, resulting in some price competition in certain products. Most affected were reactive and direct dyes for cotton.

In addition to lower spending by consumers on apparel and non-durables during 1994, industry analysts cite other temporary factors which have affected the apparel dyes industry. These included a consumer preference, during the Spring 1994 season, for lighter colored garments, which use significantly less volume of dyes than do darker or brighter-colored textiles and the lack of a strong fashion trend which would attract the interest of consumers, especially women, to update their wardrobes. History has shown that fashion trends are difficult to predict, but the industry's penchant for change has been well documented. Crompton & Knowles expects these changes to create new opportunities for growth.


Throughout this period Crompton & Knowles undertook more aggressive sales and marketing efforts in niche markets where it holds leadership positions. By stressing its value-added product performance, technical service and problem-solving capabilities, the company was able to increase sales of dyes used in home furnishings, carpeting and automotive textiles. Some apparel sectors, such as nylon athletic wear, swimwear and wool apparel, where the company offers specialized dyes products, achieved increased sales.

Another area of strength for the company's domestic dyes business was the eight percent increase in dyes for industrial applications such as paper, leather and plastics. Crompton & Knowles is the only industry supplier offering a complete range of both liquid and powder dyes to this marketplace. In 1994 it broadened its product range with new blue, orange and yellow dyes meeting specific customer needs.

To reinforce its major position in the carpet industry, the company introduced new colors with less sensitivity to shade change during conditioning, resulting in better production efficiencies for customers. The company offers the broadest range of dyes for carpet available in powder, liquid and cold water soluble forms.

As the various markets served by the company - apparel, carpet, home furnishings, industrial and automotive - have become increasingly responsive to their customer needs, Crompton & Knowles has responded in turn. To improve product quality, assure quicker response times and to improve technical service levels, the company launched a new centralized order entry and material and production management system. Many customers have already realized the benefits of the new system, but the full value of the system will become more apparent in 1995.

Ongoing company programs to improve production efficiencies and reduce costs during the year included the debottlenecking of its Gibraltar, Pennsylvania and Newark, New Jersey production facilities. The company manufactures dyes at five facilities in the United States.

"Just this last year we witnessed a perfect example of how valuable a company's history of performance, a broad product line, proven technical capability and responsive customer service is in the marketplace. Ossfloor, a European industry leader in printed carpets, and a long-time user of our dyes, decided to convert to acid dyes for resist printed carpet production. Naturally, every major dyes competitor in Europe made a pitch for the business, but after the trial runs at Ossfloor's facility in Oss, Netherlands, Crompton & Knowles prevailed. Ossfloor met their objective of producing more environmentally friendly carpets, and we satisfied their need. We've also gained additional business and we're now Ossfloor's largest dyes supplier. But we're more than that - we're partners."
     Kenneth Dunkerley
     industry manager -  carpet & auto

International dyes sales gains in 1994 from the core business were offset by reduced sales under a multi-year supply agreement. Sales, excluding this supply agreement, increased four percent on a local currency basis. Product rationalization between the company's two European production facilities, in Belgium and France, reduced costs and improved output. Named president of the European dyes operations was Gerald H. Fickenscher, Ph.D., who joined the company last year.

Sales of dyes increased 17 percent in Asia, where Crompton & Knowles is a joint venture partner in a production facility in Bangkok and markets dyes through a sales and warehouse facility in Hong Kong. To accelerate the growth of the company's business in the region, Nicholas Fern, Ph.D., was assigned to Hong Kong from his prior position of president of the European business. His focus is to expand the company's dyes business in countries such as Taiwan, Hong Kong, China, Korea, Japan and Indonesia. An expanded sales team and technical service laboratory will support these growth plans.





photo captions:
(Right) Computerized formulation of dyes responds to customer needs for exact color matching. As Tammy Alexander, technician (left), accesses dyes formulas for a particular color, Chris Dehn, junior technician, prepares stock solutions of dyes for the automated dispensing system which responds to the computer's dye recipe instructions. The customer receives a dyed swatch with a recipe, or, when time is critical is sent a TELEMATCH within minutes, with the dyes recipe alone.

(Left) Careful checking of shipping documents ensures accurate and timely shipments to customers. Cecil Powers, Charlotte warehouse supervisor, spot checks a rush order as it leaves the loading dock.

(Left) Customer service is the guiding principle for Barbara Bunker, supervisor - order services (foreground), and Janey Thompson, senior customer service representative, as they study inventory availability with new on-line centralized order entry software in the company's dyes marketing and sales headquarters in Charlotte, North Carolina. Joy Robinson, customer service representative, (background) advises a customer of the nearest shipping location and time as the order is taken.

(Below) Customer needs and industry trends can only be anticipated by regular contact and close working relationships. T.A. Blackburn, commercial director (right), and J. Provoost, business group manager (left), for Crompton & Knowles' dyes business in Europe, review carpet production with H. Fehr, technical director of Ossfloor, a leading European producer of printed carpets.

(Above) Close inspection of finished resist printed carpet assures satisfaction by Ossfloor's customers. Nylanthrene acid dyes made by Crompton & Knowles produce consistent high quality results, enabling the company to become Ossfloor's largest dyes supplier.

(Right) New designs and color combinations are developed on Ossfloor's laboratory carpet printing machine using Crompton &
Knowles' Nylanthrene dyes. In-depth technical knowledge of dyes and carpet filament chemistry enables Crompton & Knowles to support
Ossfloor's position as a major carpet producer in Europe.

Specialty Chemicals

Specialty Ingredients Highlights
- - - -Sales of specialty ingredients increased 5%
- - - -Began commercial shipments of Miracle Middles, a new proprietary no-fat filling ingredient with low water activity and heat stability for bakery, cereal, candy and snack products
- - - -Upgraded production facilities in Carrollton, Texas and Elyria, Ohio, eliminating a third facility
- - - -Reciprocal agreement signed with DMV Pharma of the Netherlands to market each other's pharmaceuticals ingredients in North America, Europe and Asia
- - - -Initiated consolidation of three production facilities at Vineland, New Jersey

Sales for the company's specialty ingredients operations improved five percent in 1994, rising to $96.8 million. This increase came from both the food and pharmaceutical ingredients sectors.

The food ingredients sales gains resulted from the company's ability to integrate flavors, seasonings, colors and sweeteners into ingredient systems which respond to the complex needs of major food producers in North America.

The new food labels prescribed by the Federal government's Nutritional Labeling and Education Act of 1990 became mandatory in 1994. The Act's standardization of terms such as "lite," "reduced fat," and "low salt," has hastened the food industry's interest in suppliers who can help them produce flavorful products which appeal to the consumer and meet these new industry standards. The clearer labeling has also placed greater demand on food ingredients suppliers to produce in-depth technical analysis of the ingredients they supply, again increasing food companies' dependence on suppliers with broad state-of-the-art technical expertise in all aspects of ingredient production and supply.

During the past year Crompton & Knowles developed and introduced numerous products to meet specific food ingredients needs of individual food companies. Having recognized some years ago the potential effect of the new product labeling requirements, as well as consumers' demand for healthy, good tasting low- or no-fat products, the company undertook independent development of a food filling with those characteristics. Late in 1994 the company began producing and shipping commercial quantities of a new patented filling product. Called Miracle Middles, it can be used in bakery, cereal, snack food, candy and other applications. The product is unique for combining three key attributes - no-fat, low water activity and heat stability - and demonstrates the company's capabilities in producing complex multi-functional products that can include flavors, seasonings and colors.

Problem solving capabilities have also enabled the company to expand its offerings of savory specialties and reaction flavors for convenience foods which can be prepared quickly by the consumer, using traditional ovens or microwaves. These include dairy flavors such as sour cream and butter, sauteed vegetable flavors and rotisserie flavors which enable food producers to utilize efficient high-speed processing while delivering home-style goodness to the consumer.

Streamlining of food ingredient production facilities resulted in the modernization of operations at Carrollton, Texas and Elyria, Ohio and the closing of a facility in City of Industry, California. Late in the year the company also broke ground for a new manufacturing plant in Vineland, New Jersey. This facility will result in the closing of two existing plants and achieve cost savings in operations transferred from a total of four plants.

Pharmaceutical ingredients operations had a good year in 1994, increasing sales of excipients, color dispersions and tablet coating systems in North America. Late in the year a reciprocal marketing agreement was signed with DMV International Pharma, of the Netherlands, for Crompton & Knowles to market and sell DMV International's pharmaceutical grade lactose in North America while DMV distributes the company's full pharmaceutical product line in Europe and Asia.

"Integrated food systems is considered our industry's leading edge technology today, but its been guiding our strategy for years. Miracle Middles is the direct result of our effort to combine flavors, seasonings, sweeteners and colors in a single multifunctional food ingredient system. Our customers get really excited when they see the possibilities - a no-fat filling which has low water activity and can be customized to meet their specific needs. We're doing similar work in our laboratories on other multifunctional systems and we think this approach will gives us, and our customers, an extra edge in the marketplace."
     Rudy Phillips
     vice president - flavored ingredients

photo captions:
(Above) Successful integrated ingredient systems result from a focused team approach using all disciplines within the organization. Michael DeLuca, vice president, food systems (center), is updated on customer-specific requirements for Miracle Middles, the company's new low-fat filling with low water activity. Jean Gallagher, technical group leader and senior food technologist (foreground), works on applications; Tom Damiano is product manager guiding the market introduction of Miracle Middles (left); and Kevin Ramsey is food technologist responsible for producing the new filling in the pilot plant.

(Below) New ingredient systems are regularly subjected to "blind" sensory evaluation testing and must meet or exceed critical attributes as identified by consumers in each step of the development process. Here a panelist tastes a sport beverage with isotonic properties including Crompton & Knowles' flavors, colors and other ingredients.

(Right) Whether its sweet flavors for bakery products, cereal or confections...or meaty savory flavors for convenience foods, snacks and side dishes, Crompton & Knowles has the ingredient system technology to satisfy the need. Eileen Simons, manager of applications technology (foreground), and Susan Vodzik, senior food technologist, study flavored pasta components of a side dish product.
Specialty Process Equipment and Controls

Segment Highlights
- - - -Sales rose 30% to record $196.2 million
- - - -Operating profit increased 20% to record $31.2 million
- - - -Egan Machinery and McNeil & NRM, Inc. acquisitions completed, broadening plastics extrusion business and aftermarket services
- - - -Order backlog at $66 million at year-end
- - - -Strong profile, wire and cable, elastomer and industrial blow molding growth
- - - -French extruder business acquired in January 1995

The specialty process equipment and controls segment had an excellent year as sales increased 30 percent to a record $196.2 million compared with $151 million in the prior year. Operating profit was $31.2 million, or 20 percent above the $26 million reported in 1993.

Contributing to the strong growth were profile extrusion systems for building and automotive markets, wire and cable insulating lines for telecommunications and automotive, industrial blow molding systems, plastics recycling extrusion systems and compounding extruders for the production of engineered plastics. Medical, elastomer and blown film extrusion systems had improved performance as well.

Strong demand for wire and cable systems in Latin American and Asian markets increased international sales, which accounted for 24 percent of the segment's sales during the year.

The business was reinforced and broadened with the May 1994 acquisition of Egan Machinery, a producer of plastics extrusion, precision coating and cast film equipment. Egan systems are produced primarily at a facility in Somerville, New Jersey. The business of McNeil & NRM, Inc., a supplier of extruder parts and aftermarket services to the plastics extrusion equipment market in North America, was acquired in June 1994.

In addition, completed in January 1995, was the acquisition of the extrusion business of McNeil Akron Repiquet S.a.r.l., a French producer and marketer of plastics and rubber process equipment. The acquisition includes a facility in Dannemarie, France, giving the company a local sales, customer service and manufacturing location from which to increase its participation in the European extrusion systems market.

As a leading worldwide innovator of extrusion systems for the plastics and rubber industries, Crompton & Knowles introduced a broad range of new equipment during the year, including grooved feed extruders for processing high-density polyethylene pipe, winders for cast film and plastic film, cold feed extruders for rubber, precision dies for extruding medical tubing, compact co-extruded blown film systems, a new system for injecting liquid color into plastic during the extrusion process and fully integrated process controls for monitoring and controlling the complete extrusion process.

To support this new technology introduction program the company maintains one of the largest technical service staffs in the industry, offering its customers individual design, engineering and installation services as well as extensive training seminars for maintenance and operating personnel. In addition, with a large worldwide base of installed equipment, maintenance and system upgrade services continue to be a significant area of growth.

The segment's equipment order backlog at the end of 1994 was $66 million.

"Exports have been an important contributor to our growth over the years, but we've now reached the point where having a regionally based manufacturing, sales and service facility is a must. Extrusion equipment and systems with the Davis-Standard mark are becoming more recognized and used the world over. The acquisition of Egan Machinery in 1994, broadened even further our European customer base. The January 1995 acquisition of the extrusion operations of Repiquet S.a.r.l. gives us our first regional off-shore platform in Dannemarie, France. This platform, together with our sales and service centers in the United Kingdom and Hong Kong, positions us to accelerate our international sales growth and can serve as a model for other strategic international locations."
     Alfred Bartkiewicz
     director - international marketing

photo captions:
(Above right) Egan Davis-Standard has earned a reputation for dependability and consistency of its extrusion and blown film systems, but quality control dictates that UCB Transpac employees inspect each roll of film prior to shipment.

(Below right) Technical service and customer support is a cornerstone of Davis-Standard's reputation as a leader in the extrusion and blown film industry. Karol Braun, product manager, blown film systems (right), based in the United Kingdom, calls on Josef Verplaetse, general manager of UCB Transpac(center), and Guido Haudenhuyse, responsible for UCB Transpac's development, to determine their satisfaction and discuss future needs.

(Left) Growing demand for plastic packaging with specific properties that can only be achieved with multiple polymer layers, has resulted in strong sales of the company's Davis-Standard systems in Europe. An important Egan Davis-Standard customer is UCB Transpac, which operates this three-layer blown film co-extrusion system at its facility in Ghent, Belgium.

Financial Contents

Management's Discussion & Analysis
  of Financial Condition and Results
  of Operations                                       13

Consolidated Financial Statements                     16

Notes To Consolidated Financial Statements            20

Responsibility For Financial Statments                27

Independent Auditors' Report                          27

Eleven Year Selected Financial Data                   28

Corporate Data                                        30

Corporate Officers and
  Operating Management  - Inside Back Cover

Management's Discussion &
Analysis of Financial Condition
and Results of Operations

Financial Condition and Liquidity

Acquisitions

In May 1994, the Company acquired the business and certain assets of Egan Machinery Division of John Brown Plastics Machinery. In
June 1994, the Company acquired the business and certain assets of McNeil & NRM, Inc. The cost of these acquisitions were accounted for based on the purchase method and, accordingly, the results of operations of these businesses have been included in the Consolidated Statements of Earnings since their dates of acquisition.

Liquidity and Captial Resources

The December 31, 1994 working capital balance of $121.6 million decreased $3.4 million from the December 25, 1993 balance of $125 million, while the current ratio declined to 1.9 from 2.3 at the end of 1993. The decline in the current ratio is primarily attributable to the increase in notes payable. Days sales in receivables increased to 54 days in 1994 from 52 days in 1993. Inventory turnover averaged 2.8 compared to 2.9 in 1993.

Cash flow from operating activities of $21.8 million decreased
$30.6 million for $52.4 million in 1993 primarliy as a result of increased inventory levels, particularly in the dyes business.
Cash provided by operating activities, cash reserves and increased borrowings were used to finance acquisitions, fund capital expenditures, pay cash dividends and repurchase approximately 6% of the Company's outstanding common shares. Dividends paid in 1994 of $23.3 million represent a payout ration of 46% of earnings. The Company's debt-to-capital ratio increased to 29% from 7% at year-end 1993 primarily due to increased borrowings and share repurchases.

Capital expenditures increased to $21.7 million from $14.3 million in 1993. Capital expenditures are expected to approximate $20 million in 1995 primarily for expansion and improvement of operating facilities in the United States and Europe. The Company's long-term liquidity needs including such items as capital expenditures and dividends are expected to be financed through operations. The Company has available numerous uncommitted short-term lines of credit, and a revolving credit agreement providing for borrowings up to $70 million through September 1998. At year-end, there were $39.7 million of short-term borrowings outstanding and $50 million outstanding under the revolving credit agreement.

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

International Operations

The lower U.S. dollar exchange rate versus primarily the Belgian Franc and the French Franc accounted for the favorable adjustment of $2.4 million in the accumulated translation adjustment account since year-end 1993. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enchancement or impairment of the net asset values or the earnings potential of the Company's foreign operations.

The Company operates manufacturing facilities in Europe which serve primarily the European market. Exchange rate disruptions between the United States and European currencies, and among European currencies, are not expected to have a material effect on year-to-year comparisions of the Company's earnings.

Research and Development

The Company employs about 270 engineers, draftsmen, chemists, and technicians responsible for developing new and improved chemical products and process equipment systems for the industries served by the Company. Often, new products are developed in response to specific customer needs. The Company's process of developing and commercializing new products and product improvements is ongoing and involves many products, no one of which is large enough to significantly impact the Company's results of operations from year to year. Research and development expenditures totalled $12.1 million, $11.2 million and $10.1 million in the fiscal years 1994, 1993, and 1992, respectively.

Management's Discussion &
Analysis of Financial Condition
and Results of Operations
continued


Environmental Matters

The Company's manufacturing facilities are subject to various federal, state and local requirements with respect to the discharge of materials into the environment or otherwise relating to the protection of the environment. Although precise amounts are difficult to define, the Company incurred approximately $20.7 million in 1994 to comply with those requirements, including approximately $7.2 million in capital expenditures.

The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or comparable state statues, at two waste disposal sites; and two inactive subsidiaries have been designated, along with others, as potentially responsible parties at a total of four other sites.

While the cost of compliance with exisiting environmental requirements is expected to increase, based on the facts currently known to the Company, management expects that those costs, including the cost to the Company of remedial actions will not be material to the results of the Company's operations in any given year.

Operating Results -
1994 as Compared to 1993

Overview

Consolidated net sales of $589.8 million increased 6% from $558.3 million in 1993. Net earnings of $50.9 million declined 2% from $52 million in 1993. Earnings per common share of $1.00 were unchanged from the prior year. Average shares outstanding decreased 1 million to 51.2 million primarily as a result of the Company's share repurchase program.

The gross margin percentage of 31.5% decreased slightly from 31.8% in 1993. Operating profit of $92 million was 2% lower than 1993 as the specialty process equipment and controls segment increased 20% while the specialty chemicals segment decreased 11%.

Specialty Chemicals

The Company's specialty chemicals segment reported sales of $393.6 million representing a decline of 3% from 1993. The decrease was primarily attributable to lower selling prices (-2%) and unit volume (-1%). The proportion of sales outside the United States was 25% in 1994, unchanged from 1993.

Domestic dyes sales declined 6% reflecting lower selling prices (-4%) and lower unit volume (-2%) as demand for apparel dyes remained weak. International dyes sales were 5% lower than 1993 due primarily to lower unit volume under a long-term supply agreement. Specialty ingredients sales increased 5% reflecting increased unit volume in all major product groups.

Operating profit declined 11% to $60.8 million from $68 million in 1993 due primarily to lower pricing and unit volume offset in part by lower dye intermediate costs. The percentage of operating profit outside the United States was 21% in 1994, unchanged from 1993.

Specialty Process Equipment and Controls

The Company's specialty process equipment and controls segment reported sales of $196.2 million representing an increase of 30% from $151 million in 1993. Approximately 21% was attributable to the acquisition of Egan Machinery with the balance attributable equally between pricing and unit volume. Export sales of $48 million increased 18% from 1993 and accounted for 24% of total segment sales versus 27% in 1993. Operating profit increased 20% to $31.2 million from $26 million in 1993. Approximately
7% was attributable primarily to unit volume and improved pricing offset in part by higher manufacturing costs. The equipment order backlog totalled $66 million at the end of 1994 compared to $38 million at the end of 1993.

Other

Selling general and administrative expenses increased 10% primarily due to the acquisition of Egan Machinery and the impact of inflation. Depreciation and amortization increased 10% over 1993 primarily as a result of the Egan Machinery acquisition and a higher fixed asset base. Interest expense of $2.2 million was double the amount in 1993 reflecting the increased level of borrowings in 1994. Other income declined $163 thousand versus 1993. The Company's effective tax rate of 36.3% was slightly lower than the prior year level of 37%.

Operating Results -
1993 as Compared to 1992

Overview

Consolidated net sales of $558.3 million increased 8% from $517.7 million in 1992. Net earnings increased 20% to $52 million compared with 1992 operating earnings of 43.3 million. Operating earnings in 1992 excluded charges relating to the adoption of two new accounting standards ($5.8 million) and the penalty for early exinguishment of debt ($3 million). Earnings per common share of $1.00 increased 15% compared with operating earnings per share of $.87 in 1992. Average shares outstanding increased
2.2 million to 52.2 million primarily as a result of the stock offering in December 1992.

The gross margin percentage increased to 31.8% from 31.0% in 1992 primarily due to lower raw material costs and improved product mix in the specialty chemicals segment. Operating profit of $94 million increased $10.6 million, or 13%, from $83.4 million in 1992 due to gains in both business segments.

Specialty Chemicals

The Company's specialty chemicals segment reported a sales increase of $12.1 million, or 3%, to $407.3 million from $395.2 million in 1992. Approximately 3% was attributable to incremental sales from the pre-metallized dyes acquisition in May 1992, 2% to unit volume growth and minus 2% to foreign currency translation. The proportion of sales outside the United States decreased slightly to 25% from 26% in 1992.

Domestic dyes sales improved 5% reflecting higher unit volume in certain key markets and new product introductions. International dyes sales approximated the level in 1992 as incremental sales from the pre-metallized dyes acquisition were offset by foreign currency translation and the recessionary environment in Europe. Sales of specialty ingredients increased 3% reflecting increased unit volume product mix.

Operating profit increased $4.7 million, or 7%, to $68 million from $63.4 million in 1992. Approximately 2% was attributable to the pre-metallized dyes acquisition with the balance of 5% attributable primarily to the unit volume growth, lower raw materials costs and improved product mix. The proportion of operating profit outside the United States was 21% versus 23% in 1992.

Specialty Process Equipment and Controls

Sales of $151 million reported by the Company's specialty process equipment and controls segment rose $28.5 million, or 23%, from $122.5 million in 1992. The sales increase was attributable primarily to higher unit volume (21%) and pricing in the second half of the year (2%). Domestic sales increased 19% over 1992 while exports, particularly to the Far East, increased 37%.
Export sales accounted for 27% of total segment sales versus 24% in 1992. Operating profit increased $6 million, or 30%, to $26 million from $20 million in 1992, primarily as a result of higher unit volume and improved pricing. The equipment order backlog of $38 million at the end of 1993 increased over the prior year-end level of $34 million.

Other

Selling, general and administrative expenses increased 9% primarily due to the pre-metallized dyes acquisition and the increased level of business. Depreciation and amortization increased 4% over 1992 primarily as a result of a higher fixed capital base including the pre-metallized dyes acquisition. Interest expense of $1.1 million was 84% lower than 1992 primarily as a result of the long-term debt repayment in December 1992. Other income of $1.2 million was $1.4 million below 1992 primarily due to lower foreign exchange gains and lower interest income. The Company's effective tax rate 37% was up slightly from 36.7% in 1992 reflecting primarily the higher U.S. tax rate in 1993.






Consolidated Statements of Earnings
Fiscal years ended December 31, 1994, December 25, 1993, and
December 26, 1992


(In thousands of dollars, except per share data)  1994       1993     1992

Sales
Net sales                                     $589,757   $558,348    $517,718

Costs and Expenses
Cost of products sold                          403,784    380,941     357,089
Selling, general and administrative             91,581     82,970      76,251
Depreciation and amortization                   13,298     12,076      11,635
Interest                                         2,167      1,093       6,984
Other income                                    (1,042)   (1,205)   (2,578)
  Total costs and expenses                     509,788    475,875     449,381

Earnings
Earnings before income taxes, cumulative
effect of accounting changes and
extraordinary loss                             79,969      82,473      68,337
Income taxes                                   29,053      30,515      25,072
Earnings before cumulative effect of accounting
changes and extraordinary loss                 50,916      51,958      43,265
Cumulative effect of accounting changes          -          -          (5,800)
Extraordinary loss on early extinguishment
of debt                                          -          -          (3,000)
Net earnings                                  $50,916     $51,958     $34,465

Earnings per common share
Earnings before cumulative effect of accounting

  changes and extraordinary loss             $  1.00     $  1.00     $   .87
Cumulative effect of accounting changes         -            -          (.12)
Extraordinary loss on early extinguishment
of debt                                         -            -          (.06)
Net earnings                                 $ 1.00        $  1.00    $   .69
Consolidated Balance Sheets
Fiscal Years Ended December 31, 1994 and December 25, 1993

(In thousands of dollars, except per share data)     1994            1993

Assets

Current Assets
Cash                                     $    1,832       $   9,284
Accounts receivable                          81,859          84,482
Inventories                                 157,356         113,932
Other current assets                         19,610          12,698
  Total current assets                      260,657         220,396

Non-Current Assets
Property, plant and equipment               117,105          99,925
Cost in excess of acquired net assets        43,429          33,275
Other assets                                 11,137           9,650
                                          $ 432,328       $ 363,246
Liabilities and Stockholders' Equity

Current Liabilities
Notes payable                              $ 39,670       $   5,100
Accounts payable                             47,000          44,905
Accrued expenses                             33,369          25,574
Income taxes payable                          4,138          12,935
Other current liabilities                    14,865           6,925
  Total current liabilities                 139,042          95,439

Non-Current Liabilities
Long-term debt                               54,000          14,000
Accrued postretirement liability              8,698           9,084
Deferred income taxes                         6,681           4,727

Stockholders' Equity
Common stock, $.10 par value - issued
53,361,072 shares                             5,336           5,336
Additional paid-in capital                   62,241          61,783
Retained earnings                           218,837         191,230
Accumulated translation adjustment            1,858            (557)
Treasury stock at cost                      (54,213)        (11,278)
Deferred compensation                       (10,152)         (6,518)
  Total stockholders' equity                223,907         239,996

                                          $ 432,328       $ 363,246

Consolidated Statements of Cash Flows
Fiscal Years Ended December 31, 1994, December 25, 1993, and
December 26, 1992
Increase (decrease) to cash (in thousands of dollars)   1994    1993  1992
Cash flows from operating activities
Earnings from operations                          $ 50,916  $ 51,958  $ 43,265
Adjustments to reconcile earnings
  from operations to net cash
  provided by operations:
  Depreciation and amortization                    13,298    12,076     11,635
  Deferred income taxes                             2,389       340      1,280
  Deferred compensation                              (332)    1,611      1,850
  Cumulative effect of accounting changes
    and extraordinary loss                            -        -        (8,800)
Changes in assets and liabilities:
 Accounts receivable                                5,815   (11,798)   (16,943)
  Inventories                                     (34,695)     (253)     5,939
  Other current assets                             (2,735)      722     (5,833)
  Other assets                                       (943)        2       (373)
  Accounts payable and accrued expenses            (8,186)   (4,937)     4,830
  Income taxes payable                             (7,986)    3,918        279
  Other current liabilities                         4,777    (1,435)     2,792
  Accrued postretirement liability                   (386)      310      8,774
  Other                                              (175)     (109)      (197)
Net cash provided by operations                    21,757    52,405     48,498

Cash Flows From Investing Activities
Acquisitions                                      (13,734)     -        (21,817)
Capital expenditures                              (21,710)  (14,299)    (12,835)
Other investing activities                            590     1,972        (626)
Net cash used by investing activities             (34,854)  (12,327)    (35,278)

Cash Flows From Financing Activities
Proceeds from sale of common stock                   -           -       45,743
Proceeds from (payments on) long-term borrowings  40,000   (10,000)     (56,331)
Change in notes payable                           34,533      (282)       5,421
Treasury stock acquired                          (47,647)   (5,103)        -
Treasury stock issued under stock options
  and other plans                                  1,756     1,905          830
Dividends paid                                   (23,309)  (19,482)     (14,807)
Net cash provided (used) by financing activities   5,333   (32,962)     (19,144)

Cash
Effect of exchange rates on cash                     312      (273)        (118)
Change in cash                                    (7,452)    6,843       (6,042)
Cash at beginning of year                          9,284     2,441        8,483
Cash at end of year                               $1,832    $9,284     $  2,441

Consolidated Statements of Stockholders' Equity
Fiscal Years Ended December 31, 1994, December 25, 1993, and
December 26, 1992

(In thousands of dollars, except per share data) 1994       1993         1992
Common stock
Balance at beginning of year                 $  5,336   $  5,336      $  2,668
Stock split                                       -          -           2,668
Balance at end of year                          5,336      5,336         5,336

Additional paid-in capital
Balance at beginning of year                   61,783     59,644        16,982
Sale of common stock                              -        -            38,236
Stock split                                       -        -            (2,858)
Stock options and other issuances               1,592      2,139         1,376
Issuance under long-term incentive plan          (613)       -           5,908
Revaluation of long-term incentive plan shares   (521)       -               -
Balance at end of year                         62,241     61,783        59,644

Retained earnings
Balance at beginning of year                  191,230    158,754       139,096
Net earnings                                   50,916     51,958        34,465
Cash dividends declared on common
stock ($.46 per share in 1994,
$.38 in 1993 and $.305 in 1992)               (23,309)   (19,482)       (14,807)
Balance at end of year                        218,837    191,230        158,754

Accumulated translation adjustment
Balance at beginning of year                     (557)     3,803          3,365
Equity adjustment for translation of foreign
  currencies                                    2,415     (4,360)           438
Balance at end of year                          1,858       (557)         3,803

Treasury Stock
Balance at beginning of year                  (11,278)    (7,956)       (18,029)
Sale of 2,225,680 common shares                   -         -             7,507
Issued, primarily under stock options (58,957 shares
  in 1994, 489,976 in 1993 and 578,431 in 1992)   276      1,781         1,814
Common stock acquired (2,954,700 shares in 1994 and
  280,000 in 1993)                            (47,647)    (5,103)          -
Issuance under long-term incentive plan (261,399
  shares in 1994 and 369,950 in 1992)           4,436        -             752
Balance at end of year                        (54,213)   (11,278)       (7,956)

Deferred Compensation
Balance at beginning of year                   (6,518)    (8,129)       (3,319)
Issuance under long-term incentive plan        (3,823)        -         (6,660)
Amortization                                     (332)     1,611         1,850
Revaluation of long-term incentive plan shares    521        -               -
Balance at end of year                        (10,152)    (6,518)       (8,129)

Total stockholders' equity                   $223,907   $239,996      $211,452

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

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($11,935 in 1994, $10,828 in 1993 and $10,394 in 1992) is computed generally on the straight-line method using the following ranges of asset lives: buildings and improvements - 10 to 40 years, machinery and equipment - 5 to 15 years, and furniture and fixtures - 5 to 10 years.

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

Cost In Excess of Acquired Net Assets

The cost of acquisitions in excess of tangible and identifiable intangible assets in the amount of $43,429 has, in the opinion of management, incurred no permanent impairment in value. This cost is being amortized using the straight-line method over periods from twenty to forty years. Accumulated amortization amounted to $6,622 in 1994 and $5,456 in 1993.

Income Taxes

Effective in 1992, the Company adopted the provisions of FASB
Statement No.109 "Accounting for Income Taxes." Further information is provided in the note on income taxes.

A provision has not been made for U.S. income taxes which would be payable if undistributed earnings of foreign subsidiaries of approximately $60,800 at December 31, 1994, were distributed to the Company in the form of dividends, since it is management's intention to permanently invest such earnings in the related foreign operations. If distributed, such earnings would incur income tax expense at substantially less than the U.S. income tax rate, primarily because of the offset of foreign tax credits.

Research and Development

Expenditures for research and development costs are charged to operations as incurred ($12,106 in 1994, $11,184 in 1993 and $10,114 in 1992).

Statements of Cash Flows

Cash includes bank term deposits of three months or less. Cash payments during the years ended 1994, 1993 and 1992 included interest of $2,005, $1,556 and $7,248 and income taxes of $35,319, $24,347 and $19,786, respectively.

Postretirement Health Care Benefits

Effective in 1992, the Company adopted the provisions of FASB
Statement No. 106 "Employers' Accounting for Postretirement
Benefits Other Than Pensions." Further information is provided in the note on postretirement healthcare benefits.

Earnings Per Common Share

The computation of earnings per common share is based on the weighted average number of common and common equivalent shares outstanding amounting to 51,151,525 in 1994, 52,175,691 in 1993 and 49,967,453 in 1992. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.

Financial Instruments

Financial instruments are presented in the accompanying consolidated financial statements at either cost or fair value as required by generally accepted accounting principles. The fair value of the Company's financial instruments approximate carrying value.

Other Disclosures

Included in accounts receivable are allowances for doubtful accounts in the amount of $3,829 in 1994 and $4,072 in 1993.
Included in other current liabilities are customer deposits in the amount of $11,183 in 1994 and $5,757 in 1993.

Acquisitions

On May 8, 1992, the Company acquired a pre-metallized dyes business and facility located in Oissel, France at a cost of $21,817. On May 18, 1994, the Company acquired the business and certain assets of the Egan Machinery Division of John Brown Plastics Machinery at a cost of $10,718. On June 27, 1994, the Company acquired the business and certain assets of McNeil & NRM, Inc. at a cost of $3,016. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of the purchase price over fair value of net assets acquired in the amount of $13,572 is being amortized over forty years. The operating results of each acquisition are included in the Consolidated Statements of Earnings since the date of the acquisition.

Inventories
                                   1994                       1993
Finished goods                   $ 90,386                 $ 57,987
Work in process                    32,640                   25,748
Raw materials and supplies         34,330                   30,197
                                 $157,356                 $113,932

At December 31, 1994, inventories valued using the last-in, first-out (LIFO) method amounted to $75,958 ($60,983 at December
25, 1993). The LIFO reserve was not significant in 1994 and 1993.

Property, Plant and Equipment
                                           1994           1993
Land                                   $  7,292        $ 5,494
Buildings and improvements               61,926         55,537
Machinery and equipment                 113,296        101,285
Furniture and fixtures                    3,662          3,470
Construction in progress                 16,620          7,526
                                        202,796        173,312
Less accumulated depreciation            85,691         73,387
                                       $117,105       $ 99,925

Leases

The future minimum rental payments under operating leases having initial or remaining non-cancellable lease terms in excess of one year (as of December 31, 1994) total $23,795 as follows: $5,662 in 1995, $4,801 in 1996, $3,574 in 1997, $3,131 in 1998, $2,746 in
1999 and $3,881 in later years. Total rental expense for all operating leases was $7,305 in 1994, $6,509 in 1993, and $6,379 in
1992.

All long-term leases expire prior to 2013. Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

Debt
Long-term debt is summarized as follows:
                                   1994              1993
Revolving credit loans         $ 50,000         $ 10,000
Industrial revenue bonds          4,000            4,000
  Total long-term debt         $ 54,000         $ 14,000

The industrial revenue bonds mature in 1997 and carry an interest rate that fluctuates within the tax exempt market. The average interest rate incurred in 1994 was 2.8%. The bonds are secured by a bank letter of credit.

The Company has a credit agreement with a group of five banks providing for up to $70,000 of revolving credit loans through September 28, 1998. The agreement calls for interest at the prime rate on revolving loans, but offers pricing options based on certificate of deposit and Eurodollar rates which generally are more favorable than the prime rate option. The Company must pay an annual fee of .15% of the total unused commitment. The covenants of the revolving credit agreement impose restrictions on the Company with respect to debt and tangible net worth levels. These restrictions are not expected to adversely affect the Company's operations. At December 31, 1994, the $50,000 borrowed under the revolving credit agreement bore an interest rate of 6.4%.

At December 31, 1994, notes payable outstanding of $39,670 bore an interest rate of 5.8%.

The aggregate annual maturities of long-term debt are $4,000 in 1997 and $50,000 in 1998.

Capital Stock

The Company is authorized to issue 250,000,000 shares of common stock at a par value of $.10. There are 53,361,072 common shares issued, of which 4,703,891 shares and 2,069,547 shares were held in the treasury at December 31, 1994 and December 25, 1993, respectively. In December 1992, the Company sold 2,225,680 shares of common stock through a public offering. The net proceeds were used to repay certain long-term debt.

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

Contingencies

In the normal course of its business, the Company is subject to investigations, claims and legal proceedings, some of which concern environmental matters, involving both private and governmental parties. In some cases, the remedies sought or damages claimed may be substantial. While each of these matters is subject to various uncertainties as to outcome, and some of them may be decided unfavorably to the Company, based on the facts known to the Company and on consultation with legal counsel, management believes that there are no such matters pending or threatened which will have a material effect on the financial position of the Company or the results of the Company's operations in any given year.

Income Taxes

The components of earnings from operations before income taxes and taxes are as follows:

                             1994            1993            1992
PreTax Earnings:
Domestic                  $67,555         $68,498         $53,732
Foreign                    12,414          13,975          14,605
Total                     $79,969         $82,473         $68,337
Taxes:
  Domestic
    Current taxes         $23,361         $27,857         $18,104
    Deferred taxes          2,057            (587)          2,237
                          $25,418         $27,270         $20,341
  Foreign
    Current taxes         $ 3,303         $ 2,318         $ 5,688
    Deferred taxes            332             927            (957)
                          $ 3,635         $ 3,245         $ 4,731
  Total
    Current taxes         $26,664         $30,175         $23,792
    Deferred taxes          2,389             340           1,280
                          $29,053         $30,515         $25,072

The following is a percentage reconciliation of computed "expected" tax expense:

                                      1994      1993          1992
Computed "expected" tax expense      35.0%      35.0%         34.0%
State taxes (net of U.S. tax benefit) 3.6        3.6           3.4
Foreign tax differential             (0.9)      (2.0)          (.3)
Other, net                           (1.4)        .4           (.4)
                                     36.3%      37.0%         36.7%


Deferred income taxes are comprised of temporary differences between financial and taxable income. The components of the net deferred tax asset as of December 31, 1994 and December 25, 1993, are as follows:

                                                 1994               1993

Deferred tax asset
Inventory obsolescence reserve and overhead
 capitalization                               $ 3,239            $ 2,431
  Bad debt reserves                               232                480
  Deferred compensation liability                 638                879
  Various expense accruals                      4,475              1,782
  Accrued postretirement liability              3,598              3,738
    Total deferred tax assets                  12,182              9,310
Deferred tax liability - depreciation         (10,279)            (8,806)
  Net deferred tax asset                      $ 1,903            $   504

Total deferred tax assets for 1994 and 1993 include current assets of $8,584 and $5,231, respectively. The deferred tax liability is non-current for 1994 and 1993.

Effective in 1992, the Company adopted the provisions of FASB Statement No. 109 "Accounting for Income Taxes" resulting in a cumulative charge of $300. Total income tax expense for 1992 amounted to $19,579 and was allocated as follows: earnings from operations $25,072, cumulative effect of accounting changes ($3,424) and extraordinary loss on early extinguishment of debt ($2,069).

Pensions

The Company maintains a defined contribution pension plan for eligible employees under provisions of section 401(k) of the Internal Revenue Code. The plan provides for Company contributions at a certain percentage of each participant's salary and allows voluntary tax-deferred employee contributions up to a stated percentage of salary. Other foreign and domestic pension plans are not significant. Total pension expense aggregated $4,251 in 1994, $4,036 in 1993 and $3,853 in 1992.

Stock Incentive Plans

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

The 1993 Stock Option Plan for Non-Employee Directors authorizes 100,000 shares to be optioned to non-employee directors at the rate of their annual retainer divided by the stock price on the date of grant. The option will vest over a two year period and be exercisable over a ten year period from the date of grant, at a price equaling the fair market value on the date of grant.

Since 1989, 1,703,149 common shares have been transferred to an independent trustee to administer restricted stock awards under the Company's long-term incentive program. At December 31, 1994, deferred compensation relating to such shares in the amount of $10,152 is being amortized over an estimated service period of six to fifteen years. The unearned portion of such deferred compensation fluctuates with the market value of the underlying shares and amounted to $7,280 (448,000 shares) at December 31, 1994. To hedge the fluctuation on an after tax basis, the Company has purchased, at a net cost of $638, cash-settlement call options at a strike price of $14 5/8 covering 270,000 of its common shares, financed in part by the sale of a like amount of cash-settlement put options at a strike price of $13 3/4. At December 31, 1994, the net value of such options, which mature on December 26, 1997 and are included in "Other assets" in the accompanying balance sheet, amounted to $1,077.

Changes during 1994, 1993 and 1992 in shares under option are summarized as follows:

       Price Per Share
                                      Range    Average        Shares
Outstanding at 12/28/91       $  1.29-18.32    $  5.75     2,198,938
  Granted                       18.19-22.78      19.16       224,250
  Exercised                       1.29-9.31       3.40      (483,954)
  Lapsed                          4.01-9.31       8.18        (9,334)

Outstanding at 12/26/92          1.29-22.78       7.88     1,929,900
  Granted                       19.31-23.75      19.45       218,736
  Exercised                      1.29-18.31       2.87      (424,419)
  Lapsed                         4.01-19.19      14.01        (6,667)

Outstanding at 12/25/93          2.15-23.75      10.57     1,717,550
  Granted                       14.63-21.44      14.83       282,647
  Exercised                       2.15-9.31       5.59       (57,473)
  Lapsed                         9.31-19.31      18.12       (27,001)

Outstanding at 12/31/94      $   2.47-23.75     $11.24     1,915,723
Exercisable at 12/31/94      $   2.47-23.75    $  9.46     1,441,270

Shares available for grant at December 31, 1994, and December 25,
1993, were 842,992 and 1,360,037, respectively.

The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $1,677, $1,617 and $1,276 in 1994, 1993 and 1992, respectively.

Foreign Operations

Financial data applicable to the Company's foreign operations are as follows:
                             1994                1993        1992

Net sales                  $97,848           $103,356    $104,307
Net earnings               $ 8,779           $ 10,730    $  9,874
Assets                     $90,508           $ 82,789    $ 81,733


Postretirement Health Care Benefits

Effective January 1, 1992, the Company adopted the provisions of FASB Statement No.106 "Employees' Accounting for Postretirement Benefits Other Than Pensions." The Company elected to record immediately the transition obligation, resulting in a one-time aftertax charge to earnings of $5,500 or $.11 per share. The charge represents the aftertax present value of postretirement health benefits attributable to past service of eligible retired and active employees under the Company's postretirement health care benefit plans. In 1994, the Company adopted several changes to its postretirement health care benefit plans including an annual cap for medical premiums paid by the Company, higher deductible amounts and out-of-pocket limits on medical payments. The plan amendments resulted in a prior service gain of $3,254 which is being amortized over the average remaining employee service period of 15 years. Postretirement health care benefit expense did not have a material effect on net earnings for the years 1994, 1993 and 1992.

The financial status of the accrued postretirement liability is as follows:

                                            1994                  1993

Retirees                                 $ 2,812               $ 4,056
Fully eligible active participants           608                 1,956
Other active participants                  1,240                 3,277
Total accumulated postretirement liability 4,660                 9,289
Unrecognized actuarial gain (loss)           784                  (205)
Unrecognized prior service gain            3,254                    -
                                         $ 8,698               $ 9,084

For measurement purposes, a 12.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994. The rate is assumed to decrease 1% per year to 6.5% in 2000 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%.

An increase in the assumed health care cost rate of 1% in each year would increase the accumulated postretirement benefit obligation by approximately $970.

Summarized Unaudited Quarterly Financial Data
                                                  1994
                        First           Second          Third       Fourth
Net sales            $133,594         $154,452       $142,821     $158,890
Gross profit           42,684           50,952         44,025       48,312
Net earnings           12,758           16,107         10,224       11,827
Net earnings per
common share              .25              .31            .20          .24
Common dividends
per share                 .10              .12            .12          .12
Market price
per common share:
  High                     24 1/8           23 5/8         18 1/2       16 5/8
  Low                      19 5/8           17 3/8         15 7/8       13 7/8

                                                1993
                         First          Second          Third       Fourth
Net sales             $133,743        $147,677       $134,031     $142,897
Gross profit            42,681          48,853         42,783       43,090
Net earnings            12,295          15,653         11,506       12,504
Net earnings per
common share               .24             .30            .22          .24
Common dividends
per share                  .08             .10            .10          .10
Market price
per common share:
  High                      24 3/4          27 1/4         23 1/4       23 7/8
  Low                       21 3/8          21             19           17 5/8



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

Information by Business Segment

                           1994                  1993               1992
Sales
Specialty chemicals   $ 393,544              $407,280           $ 395,192
Specialty process equipment
  and controls          196,213               151,068             122,526
                      $ 589,757             $ 558,348           $ 517,718
Operating profit
Specialty chemicals   $  60,783             $  68,067           $  63,407
Specialty process equipment
  and controls           31,195                25,967              20,009
                         91,978                94,034              83,416
General corporate
expenses, net            (9,842)              (10,468)             (8,095)
Interest expense         (2,167)               (1,093)             (6,984)
Earnings before income
taxes                 $  79,969             $  82,473            $ 68,337
Identifiable Assets
Specialty chemicals   $ 313,457             $ 281,804            $278,931
Specialty process equipment
  and controls          103,151                69,279              58,099
                        416,608               351,083             337,030
Corporate                15,720                12,163              13,685
                      $ 432,328             $ 363,246           $ 350,715
Depreciation and Amortization
Specialty chemicals   $  11,141             $  10,628           $  10,332
Specialty process equipment
  and controls            1,995                 1,324               1,186
                         13,136                11,952              11,518
Corporate                   162                   124                 117
                      $  13,298             $  12,076           $  11,635
Capital Expenditures
Specialty chemicals   $  18,891             $  12,057           $  11,669
Specialty process equipment
  and controls            2,756                 2,131               1,125
                         21,647                14,188              12,794
Corporate                    63                   111                  41
                      $  21,710             $  14,299           $  12,835
Information by Major Geographic Segment
                           1994                  1993                1992
Sales
United States         $ 491,909             $ 454,992            $ 413,411
Europe                   88,693                93,808               94,791
Canada                    9,155                 9,548                9,516
                      $ 589,757             $ 558,348            $ 517,718

Exports to Unaffiliated Customers
Included in United States sales:
Far East              $  19,858             $ 26,244            $   19,177
  Latin America          15,027               10,183                 7,681
  Europe                  9,381                7,251                 4,318
  Canada                  7,076                3,500                 3,263
  Other                   3,102                  838                   785
    Total                54,444               48,016                35,224
Included in European sales:
  Far East               10,117                8,649                 7,413
  Latin America           4,631                4,261                 2,768
  Other                   6,362                3,756                 5,355
    Total                21,110               16,666                15,536
                      $  75,554             $ 64,682             $  50,760
Operating Profit
United States         $  79,148             $79,536              $  68,617
Europe                   12,038              13,736                 13,108
Canada                      792                 762                  1,691
                      $  91,978             $94,034              $  83,416
Identifiable Assets
United States         $ 341,820            $280,457              $ 268,982
Europe                   85,578              77,203                 76,439
Canada                    4,930               5,586                  5,294
                      $ 432,328            $363,246              $ 350,715

Responsibility for Financial Statements

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and have been audited by KPMG Peat Marwick LLP, Independent Certified Public Accountants, whose report is presented herein.

Management of the Company assumes responsibility for the accuracy and reliability of the financial statements. In discharging such responsibility, management has established certain standards which are subject to continuous review and are monitored through the Company's financial management and internal audit group.

The Board of Directors pursues its oversight role for the financial statements through its Audit Committee which consists of outside directors. The Audit Committee meets on a regular basis with representatives of management, the internal audit group and KPMG
Peat Marwick LLP.

Independent Auditors' Report

The Board of Directors and Stockholders
Crompton & Knowles Corporation

We have audited the consolidated balance sheets of Crompton & Knowles Corporation and subsidiaries as of December 31, 1994 and December 25, 1993 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crompton & Knowles Corporation and subsidiaries at December 31, 1994 and December 25, 1993 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

In 1992, as discussed in the notes to consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement No. 109, "Accounting for Income Taxes."

KPMG Peat Marwick LLP
Stamford, Connecticut
January  25, 1995

Eleven Year Selected Financial Data

(In thousands of dollars except per share data) 1994       1993         1992

Summary Of Operations
Net sales                                   $589,757    558,348      517,718
Interest expense                            $  2,167      1,093        6,984
Pretax earnings                             $ 79,969     82,473       68,337
Income taxes                                $ 29,053     30,515       25,072
Earnings from continuing operations         $ 50,916     51,958       43,265
Cumulative effect of accounting changes     $    -         -          (5,800)
Extraordinary loss on early extinguishment
of debt                                     $    -         -          (3,000)
Earnings (loss) from discontinued
operations                                  $    -         -             -
Loss on disposal of discontinued operations $    -         -             -
Net earnings                                $  50,916    51,958      34,465

Per Share Statistics
Earnings from continuing operations before
  cumulative effect of accounting changes
  and extraordinary loss                    $1.00          1.00         .87
Net earnings                                $1.00          1.00         .69
Dividends                                   $ .46           .38         .31
Book value                                  $4.60          4.68        4.14

Common stock trading range:  High          24 1/8        27 1/4    23 7/8
                             Low           13 7/8        17 5/8    16
Average shares outstanding (thousands) 51,152        52,176    49,967

Financial Position
Current assets                      $ 260,657       220,396   207,383
PP&E, net                           $ 117,105        99,925    98,827
Other assets                        $  54,566        42,925    44,505
    Total assets                    $ 432,328       363,246   350,715
Current liabilities                 $ 139,042        95,439   102,593
Long-term debt                      $  54,000        14,000    24,000
Accrued postretirement liability    $   8,698         9,084     8,774
Deferred income taxes               $   6,681         4,727     3,896
Stockholders' equity                $ 223,907       239,996   211,452
Current ratio                             1.9           2.3       2.0
Total debt-to-equity %                   41.8           8.0      13.9
Total debt-to-capital %                  29.5           7.4      12.2
Profitability Statistics (Continuing Operations)
% Effective tax rate                     36.3          37.0      36.7
% Return on sales                         8.6           9.3       8.4
% Return on average total capital        18.3          21.0      19.3
% Return on average common equity        21.1          23.1      27.1

Other Statistics (Continuing Operations)
Capital spending                      $21,710         14,299    12,835
Depreciation                          $11,935         10,828    10,394
Sales per employee                    $   234            240       237


Eleven Year Selected Financial Data

(In thousands of dollars except per share data)
                                           1991           1990       1989

Summary Of Operations
Net sales                              $450,228        390,032    355,817
Interest expense                       $  7,419          5,842      6,006
Pretax earnings                        $ 56,600         47,260     38,588
Income taxes                           $ 20,659         17,250     14,087
Earnings from continuing operations    $ 35,941         30,010     24,501
Cumulative effect of accounting
changes                                $  -               -           -
Extraordinary loss on early
extinguishment of debt                 $  -               -           -
Earnings (loss) from discontinued
operations                             $  -               -           -
Loss on disposal of
discontinued operations                $  -               -           -
Net earnings                           $ 35,941         30,010     24,501

Per Share Statistics
Earnings from continuing operations before
  cumulative effect of accounting changes
  and extraordinary loss               $   .73            .61         .50
Net earnings                           $   .73            .61         .50
Dividends                              $   .25            .20         .15
Book value                             $  2.94           2.47        2.08
Common stock trading range:  High           20 1/4         11 5/8       7 7/8
                              Low            8 3/8          6 3/4       3 3/4
Average shares outstanding
(thousands)                             49,317         49,270      49,064

Financial Position
Current assets                         $185,235       164,442     127,216
PP&E, net                              $ 80,154        76,709      50,847
Other assets                           $ 43,173        41,493      39,787
Total assets                           $308,562       282,644     217,850
Current liabilities                    $ 85,712        88,340      71,068
Long-term debt                         $ 76,118        70,330      41,213
Accrued postretirement liability       $     -              -           -
Deferred income taxes                  $  5,969          6,409       6,668
Stockholders' equity                   $140,763        117,565      98,901
Current ratio                               2.2            1.9         1.8
Total debt-to-equity %                     57.1           77.6        52.4
Total debt-to-capital %                    36.3           43.7        34.4

Profitability Statistics (Continuing Operations)
% Effective tax rate                       36.5           36.5        36.5
% Return on sales                           8.0            7.7         6.9
% Return on average total capital          18.9           19.8        19.3
% Return on average common equity          28.4           28.1        27.6

Other Statistics (Continuing Operations)
Capital spending                      $ 11,434          16,374      13,407
Depreciation                          $  8,813           7,156       5,666
Sales per employee                    $    222             218         215
Eleven Year Selected Financial Data

(In thousands of dollars except per share data)
                                          1988            1987        1986

Summary Of Operations
Net sales                             $289,787         199,394     178,256
Interest expense                      $  3,606           2,042         789
Pretax earnings                       $ 26,943          20,353      16,800
Income taxes                          $ 10,098           8,341       7,421
Earnings from continuing operations   $ 16,845          12,012       9,379
Cumulative effect of accounting
changes                               $      -               -           -
Extraordinary loss on early
extinguishment of debt                $      -               -           -
Earnings (loss) from discontinued
 operations                           $   (597)           (262)       (678)
Loss on disposal of discontinued
 operations                           $   (920)             -       (7,700)
Net earnings                          $ 15,328          11,750       1,001

Per Share Statistics
Earnings from continuing operations before
  cumulative effect of accounting changes
  and extraordinary loss              $   .36              .25        .17
Net earnings                          $   .32              .24        .01
Dividends                             $   .11              .08        .08
Book value                            $  1.75             1.59       1.42
Common stock trading range:  High           4 1/2            3 7/8      2 1/2
                              Low           2 1/2            2 1/4      1 5/8
Average shares
outstanding (thousands)                47,239           48,168       50,974

Financial Position
Current assets                       $120,584           94,069       95,931
PP&E, net                            $ 43,685           29,085       28,511
Other assets                         $ 41,373           12,075       10,349
Total assets                         $205,642          135,229      134,791
Current liabilities                  $ 72,352           40,922       41,687
Long-term debt                       $ 44,594           12,927       19,455
Accrued postretirement liability     $  -                   -            -
Deferred income taxes                $  6,775            5,575        5,174
Stockholders' equity                 $ 81,921           75,805       68,475
Current ratio                             1.7              2.3          2.3
Total debt-to-equity %                   72.1             25.1         47.0
Total debt-to-capital %                  41.9             20.1         32.0

Profitability Statistics (Continuing Operations)
% Effective tax rate                     37.5             41.0         44.2
% Return on sales                         5.8              6.0          5.3
% Return on average total capital        17.2             14.8         13.6
% Return on average common equity        22.7             17.7         15.0

Other Statistics (Continuing Operations)
Capital spending                     $  6,798            3,523        2,967
Depreciation                         $  4,658            3,468        3,101
Sales per employee                   $    190              168          146
Eleven Year Selected Financial Data

(In thousands of dollars except per share data)
                                         1985             1984

Summary Of Operations
Net sales                           $ 163,287          155,435
Interest expense                    $     571            1,011
Pretax earnings                     $  15,443           14,255
Income taxes                        $   7,122            6,368
Earnings from continuing operations $   8,321            7,887
Cumulative effect of accounting
 changes                             $ -                    -
Extraordinary loss on early
 extinguishment of debt              $ -                    -
Earnings (loss) from discontinued
 operations                          $  (746)               4
Loss on disposal of discontinued
 operations                          $   -                  -
Net earnings                         $ 7,575             7,891

Per Share Statistics
Earnings from continuing operations before
  cumulative effect of accounting changes
  and extraordinary loss             $   .15               .14
Net earnings                         $   .14               .14
Dividends                            $   .08               .07
Book value                           $  1.34              1.26
Common stock trading range:  High          1 3/4             1 1/2
                              Low          1 1/4             1 1/4
Average shares outstanding (thousands)51,694            51,418

Financial Position
Current assets                      $  87,400           82,125
PP&E, net                           $  30,376           30,809
Other assets                        $  12,146           11,964
Total assets                        $ 129,922          124,898
Current liabilities                 $  32,366           31,149
Long-term debt                      $  19,093           20,322
Accrued postretirement liability    $    -                -
Deferred income taxes               $   4,708            4,031
Stockholders' equity                $  73,755           69,396
Current ratio                             2.7              2.6
Total debt-to-equity %                   30.5             35.3
Total debt-to-capital %                  23.4             26.1

Profitability Statistics (Continuing Operations)
% Effective tax rate                     46.1             44.7
% Return on sales                         5.1              5.1
% Return on average total capital        13.2             12.8
% Return on average common equity        14.3             14.4

Other Statistics (Continuing Operations)
Capital spending                     $  2,888             3,185
Depreciation                         $  3,061             2,973
Sales per employee                   $    128               123

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

2,3 Robert A. Fox
    President and Chief Executive Officer
    Foster Farms

2,3 Roger L. Headrick
    President and Chief Executive Officer
    Minnesota Vikings Football Club

1,2 Leo I. Higdon
    Dean
    The Darden Graduate School
    of Business Administration
    University of Virginia

1,3 Michael W. Huber
    Retired Chairman of the Board
    J.M. Huber Corporation

1,3 Warren A. Law, Ph.D.
    Retired Professor
    Graduate School
    of Business Administration
    Harvard University

    Charles J.Marsden
    Vice President-Finance and Chief Financial Officer

1,2 C.A. Piccolo
    Chairman and Chief Executive Officer
    Caremark International Inc.

1   Patricia K. Woolf, Ph.D.
    Private Investor and Lecturer
    Department of Molecular Biology
    Princeton University

1   Member of Audit Committee
2   Member of Nominating Committee
3   Member of Committee on Executive Compensation

Corporate Headquarters

One Station Place, Metro Center
Stamford, CT  06902
(203) 353-5400

Auditors

KPMG Peat Markwick LLP
Stamford, CT

Transfer Agent and Registrar

Mellon Securities Transfer Services
Pittsburgh, PA
(800) 288-9541

Annual Meeting

The annual meeting of stockholders will be held at 11:15 a.m.
on Tuesday, April 11, 1995, at the Metropolitan Club,
1 East 60th Street, New York New York

Form 10-K

A copy of the Company's report on Form 10-K for 1994,
as filed with the Securities and Exchange Commission,
may be obtained free of charge by writing to the Secretary
of the Corporation, One Station Place, Metro Center,
Stamford, CT  06902

Corporate Officers and Operating Management

(photo caption)

Vincent A. Calarco
Chairman, President and
Chief Executive Officer

Robert W. Ackley
Vice President
President -
Davis-Standard

Nicholas Fern, Ph.D.
President -
Dyes and Chemicals - Asia

Gerald H. Fickenscher, Ph.D.
President -
Dyes & Chemicals - Europe

Edmund H. Fording
Vice President
President -
Dyes and Chemicals - Americas

Marvin H. Happel
Vice President - Organization

Charles J. Marsden
Vice President -
Finance and Chief Financial Officer

Frank H. Schoonyoung
President -
Ingredient Technology

Peter Barna
Treasurer and
Principal Accounting Officer

John T. Ferguson, II
General Counsel and Secretary

Robert A. Marchitello
Assistant Secretary

Corporate Management Committee
of Crompton & Knowles
(from left to right):

John T. Ferguson, II
Gerald H. Fickenscher,
Marvin H. Happel,
Peter Barna,
Edmund H. Fording,
Vincent A. Calarco,
Nicholas Fern,
Robert W. Ackley,
Frank H. Schoonyoung, and
Charles J. Marsden.

Copyright 1995 Crompton & Knowles Corporation.
All rights reserved.

(C&K logo) CROMPTON & KNOWLES CORPORATION
           One Station Place, Metro Center, Stamford, CT  06902