Form 10-K/A, Exhibit 13
period 1994-12-31
CROMPTON & KNOWLES CORP
filed 1995-05-19
CIK 25757

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


Sales
Continuing Operations
(in millions of dollars)
(bar graph referencing Eleven Year Selected Financial Data)

Earnings Per Share
Continuing Operations
(bar graph referencing Eleven Year Selected Financial Data)

Return on Average
Common Equity
Continuing Operations
(bar graph referencing Eleven Year Selected Financial Data)

Fellow Shareholders:

The Year In Highlights
- -Sales increased 6% to $589.8 million

- -Maintained earnings per share at prior-year record level of $1.00 with net earnings of $50.9 million
- -21.1% return on average common equity
- -Dividend increased 18th consecutive year, up 20% to 48 cents annualized
- -Acquired Egan Machinery, McNeil & NRM, Inc. and Repiquet extrusion businesses, broadening product and geographical base of specialty equipment business
- -Repurchased 3.0 million shares of common stock

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

Respectfully yours,
Vincent A. Calarco
Chairman, President, and
Chief Executive Officer
March 2, 1995
Specialty Chemicals

Segment Highlights
- -Segment sales of $393.6 million
- -Operating profit of $60.8 million

Dyes Highlights
- -Domestic dyes sales off 6% due to weak apparel sales
- -Industrial dyes continued strong growth
- -European dyes sales increase offset by lower demand under supply agreement
- -Asia dyes sales increased

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

Specialty Chemicals

Specialty Ingredients Highlights
- -Sales of specialty ingredients increased 5%
- -Began commercial shipments of Miracle Middles, a new proprietary no-fat filling ingredient with low water activity and heat stability for bakery, cereal, candy and snack products
- -Upgraded production facilities in Carrollton, Texas and Elyria, Ohio, eliminating a third facility
- -Reciprocal agreement signed with DMV Pharma of the Netherlands to market each other's pharmaceuticals ingredients in North America, Europe and Asia
- -Initiated consolidation of three production facilities at Vineland, New Jersey

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

Segment Highlights
- -Sales rose 30% to record $196.2 million
- -Operating profit increased 20% to record $31.2 million
- -Egan Machinery and McNeil & NRM, Inc. acquisitions completed, broadening plastics extrusion business and aftermarket services
- -Order backlog at $66 million at year-end
- -Strong profile, wire and cable, elastomer and industrial blow molding growth
- -French extruder business acquired in January 1995

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