Form 10-K, Exhibit 13
period 1995-12-30
CROMPTON & KNOWLES CORP
filed 1996-03-29
CIK 25757

Crompton & Knowles Corporation

Crompton & Knowles is a worldwide producer and marketer of specialty chemicals and equipment. The company's 48 million shares of common stock outstanding are traded on the New York Stock Exchange under the symbol CNK. Dividends on the stock have been paid for 252 consecutive quarters and have increased in each of the last 19 years. Crompton & Knowles has gained leadership positions in its chosen markets by providing quality products, technical service and performance know-how to solve problems and add value to customers' products. The company's businesses are grouped into two segments:

Specialty Chemicals

Crompton & Knowles is a major producer and marketer of dyes worldwide and a major producer and marketer of specialty food and pharmaceutical ingredients in North America.

Specialty Process Equipment and Controls

The company is a recognized world leader in extrusion systems, industrial blow molding equipment and related electronic controls for the plastics industry.

Crompton & Knowles is a member of the Chemical Manufacturers Association and a signatory of the Association's Responsible Care Program. The company is committed to a continuous good faith effort to improve performance in health, safety and environmental quality.

Financial Highlights
(In thousands of dollars, except per share data)
                                      1995            1994        %Change
Net sales                           $665,513        $589,757        13
Earnings before income taxes        $ 64,091        $ 79,969       (20)
Income taxes                          23,598          29,053       (19)
Net earnings                        $ 40,493        $ 50,916       (20)
Per common share:
     Net earnings                  $    .84        $   1.00        (16)
     Dividends                     $    .52        $    .46         13
     Book value                    $   5.00        $   4.60          9
Return on average common equity        17.4%           21.1%
Common stock trading range:
     High                                20           24 1/8
     Low                                 12           13 7/8
Average shares outstanding
 (in thousands)                       48,448           51,152
Shareholders of record                 4,700            4,800

(Bar Graph)
Sales Continuing Operations
(In millions of dollars)

(Bar Graph)
Earnings Per Share
Continuing Operations

(Bar Graph)
Return on Average Common Equity
Continuing Operations


Fellow shareholders: Crompton & Knowles experienced significant change in 1995 with strong earnings gains in our specialty process equipment and controls segment more than offset by lower earnings in our specialty chemicals business as the dyes industry undergoes a worldwide restructuring.
     While total company sales increased to record levels, rising 13 percent to $665.5 million, net earnings declined 20 percent to $40.5 million and earnings per share declined 16 percent to 84 cents per share.
     The decline in earnings is obviously a disappointment to all of us. We are confident, however, that we have taken actions to become more efficient, to reinforce our commitment to our customers and to focus our businesses on areas of competitive strength. We are strengthening the foundations of our business which will enable us to meet our long-term strategic goals and to enhance shareholder value.
     In our specialty chemicals business segment, sales slipped two percent to $385.6 million and operating profit declined 30 percent to $42.6 million. The primary reason for the lower sales and operating profit was weak demand for dyes in major markets around the world, resulting in excess capacity and competitive pricing. These conditions were further exacerbated by decisions of key competitors to realign their dyes operations and by producers in the Far East to become more aggressive participants in international markets.
     We had anticipated that the worldwide dyes industry would undergo restructuring. However, we were unable to avoid being impacted by the price pressures and competitive maneuvering during 1995. Over the long-term we are confident that Crompton & Knowles will benefit from the changes and prosper as the industry stabilizes.
     We took a number of initiatives during the year to improve our position.
In our domestic operations we reduced costs by streamlining operations. We improved our effectiveness by consolidating dyes management at a single location in Charlotte, North Carolina, by broadening our sales and technical service capabilities in key market niches and by consolidating major distribution activities at Greenville, South Carolina. In 1995, we also completed implementation of a fully integrated computer system for sales, technical service and distribution.
     As a result, we now deliver 95 percent of our orders within 48 hours and have gained market share in several key markets while lowering our inventory requirements. For instance, even as total domestic apparel dyes sales continued to decline during the year, we posted volume increases in specialized areas of strength such as dyes for nylon activewear and fleecewear. Similarly, our sales to the broadloom carpet industry increased during the year, reinforcing our market position.
     In Europe, the effects of the industry-wide dyes consolidation also impacted results. While sales volume increased, operating profit decreased from prior-year levels as a result of competitive pricing and currency effects. A program to increase sales of dyes directly to key customers, rather than through dealers, is paying dividends in terms of volume growth but, more importantly, direct sales will enable us to offer our customers more value-added services to help solve their problems through our technical and applications expertise.
     As 1995 came to a close we reached a strategic crossroads with our specialty ingredients business. Sales in the business increased five percent to $101.6 million, and we were encouraged by the gains resulting from our emphasis on producing fully integrated ingredient systems for the food industry. However, we also noted that the prices being paid for specialty ingredient businesses were high relative to prices we were prepared to pay. Therefore, in January 1996 we retained Salomon Brothers Inc. to assist in exploring strategic alternatives to maximize shareholder value in the business. This is a sound business with excellent capabilities and a line-up of strong new products and we expect to have a resolution of our strategy for it within the first half of 1996.
     The outstanding performance of our specialty process equipment and controls segment continued from the prior year as sales rose 43 percent to $279.9 million and operating profit increased 29 percent to $40.2 million. The performance gains resulted from internal growth programs as well as from acquisitions. As the leading North American supplier of specialized plastics extrusion systems, cast film and precision coating equipment, we have set the standard for efficient, cost effective designs to meet every customer need. This capability, combined with recognized quality and problem-solving ability, also enabled us to increase our international sales for this equipment by 48 percent in 1995 to $71 million.
     To further reinforce our international participation in this industry, in early 1995 we acquired the extrusion business of McNeil Akron Repiquet S.a.r.l. in France. In January, 1996 we also acquired ER-WE-PA, a leading producer of extrusion coating, cast film and plastics extrusion equipment based in Germany. These operations add approximately $60 million to our international sales.
     Retiring during 1995 was Warren A. Law, Ph.D., a member of our Board of Directors for more than 20 years. His sharpness of mind and keen strategic sense played a vital role in shaping Crompton & Knowles. We sincerely thank Dr. Law for his contributions and we wish him well in his future activities.
     The bottom line is that the major worldwide changes in the dyes industry during 1995 significantly impacted our specialty chemicals performance. The double-digit gains in our equipment business did provide a partial offset, but not enough, and our performance was less than expected. Yet, we are confident that we will continue to outperform our competitors in our chosen businesses and that our long-term objective of increasing shareholder value will be met.
     We are confident because our management thinking is guided by three key strategic principles: 1) produce and market products for niche markets where our company holds leadership positions, 2) add value for customers by providing experience and technical service capabilities resulting in effective problem solving and, 3) produce and market products which play a key role in improving our customers' process, yield and quality.
     Our experience tells us that a strategy of service, technology and performance has and will continue to pay off for Crompton & Knowles and its shareholders. The Board of Directors, management and every one of our employees are conscientiously working to reinforce this strategy. We thank you for your support and we will keep you informed.

Respectfully yours,
Vincent A. Calarco
Chairman, President &
Chief Executive Officer
March 1, 1996

Sales of the specialty chemical segment were $385.6 million in 1995, two percent below sales of $393.6 million the prior year. Operating profit of $42.6 million declined 30 percent from the $60.8 million achieved in 1994.

     These results primarily reflect the continuing weakness in worldwide demand for dyes in key markets, which has created an overcapacity situation. These conditions, combined with increased supply of dyes from the Far East, have depressed dyes prices significantly. In addition, during 1995 several major international dyes producers undertook consolidations and restructuring of their businesses, which further destabilized the marketplace.
     High cotton prices and the weak retail environment reduced demand for direct and reactive dyes for apparel, with declines also posted in the company's hosiery, automotive, paper and leather markets. The company is confident that its sales declines in these market segments were less than or equal to declines experienced by its major competitors.
     The company's dyes business was unable to completely overcome the impact of the industry-wide dislocations created by the weak demand and competitive restructurings. As a result, worldwide dyes sales declined four percent to $284.0 million, with a more significant decline in operating profit. In response management took actions to reinforce and strengthen its operations, sales and service capabilities.
     At the heart of this effort has been the company's longstanding commitment to technical service and customer support. The completion of a $3 million investment in a computerized order input, production, product tracking and distribution system has enabled the company to achieve dramatic gains in delivery times. With the new system, 95 percent of orders are delivered within 48 hours and performance is still improving. Simultaneously, the new system is enabling the company to reduce inventory levels of raw materials, work in process and finished goods. To further enhance customer satisfaction, product technology and technical support were realigned and selectively augmented to coordinate more closely with sales activities, to speed new product development and to focus on solving customer problems.
     In response to market opportunities and in keeping with its strategy of offering a broad product line serving specialized niches in the dyes industry, the company introduced new products and organized a new team focused on exploiting growth opportunities in the continuous dyeing segment. New products included specialized blue and yellow disperse dyes for polyester used in automotive applications where high lightfastness is required. For cotton using direct dyes, a new heavy black dye combined with a new fixative offers unique technology which delivers color fastness equal to more costly alternatives without their environmental concerns.
     The result of these customer-driven actions was that Crompton & Knowles gained market share in certain key markets, while maintaining its competitive position in other markets. A notable area of strength was the broadloom carpet industry, where the company is a recognized leader both in products and dyeing process technology. In the apparel industry, which had the most significant declines, the company's strength in dyes for synthetic fibers such as nylon, polyester and acetates enabled it to increase sales in applications such as activewear and fleecewear. The company was also able to post gains in the industrial sector, supplying unique dyes for can coating applications and ink-jet computer printers.
     Just as the company reinforced its focus on value-added service for the customer, it also took action to ensure its position as North America's largest and most cost-efficient producer of dyes by implementing cost reductions. This was achieved through ongoing debottlenecking of production facilities; the relocation of senior division management into a single location in Charlotte, North Carolina; the consolidation of a distribution center in Charlotte with a more efficient facility in Greenville, South Carolina; a net decrease in personnel and renegotiation of certain supply and service agreements. During the year the company also completed the construction of waste treatment facilities at its dyes production center in Lowell, North Carolina. The new facilities will enable the company to continue to meet local and national standards of environmental responsibility while remaining a cost-effective producer.
     International dyes operations also experienced competitive pricing resulting from low demand for apparel as well as effects from the industry's restructuring. In Europe, unit volume and sales revenues increased, but profitability declined due in large part to pricing pressures as well as exchange rate fluctuations. In December, as part of its strategy to bring value-added technical service directly to key customers, Crompton & Knowles acquired a key German distributor. To broaden its market participation throughout the continent, the company introduced a line of disperse dyes for polyester and acetates. In 1996, a further broadening of the product line will include the marketing of reactive dyes for cotton. The company's primary dyes offerings in Europe have been acid and pre-metallized dyes for wool and nylon fibers. Rationalization of production between the company's two European manufacturing facilities, in Belgium and France, combined with staff reductions, achieved significant cost reductions in 1995, and should improve operating results in 1996 and future years.

Photo Captions:
Textiles for automotive seating demand specialized dyes with high lightfastness. Apparel, hosiery and leather are important markets for dyes produced by Crompton & Knowles.
Broadloom carpet producers such as Carriage Industries, Inc. of Calhoun, Georgia, depend on Crompton & Knowles for consistent performance, technical service and customer support. Crompton's Nylanthrene liquid acid dyes for nylon are used on automated equipment capable of producing broadloom carpet at speeds of 60 to 200 feet per minute. Approximately 90 percent of broadloom carpet is domestically made.
Continuous dyeing, used in the production of linens, sheets and towels, is a segment of increased focus for Crompton & Knowles.

     During 1995 Crompton & Knowles' specialty ingredients sales rose five percent to $101.6 million, deriving gains from the unit's three core areas of expertise - flavored ingredients and seasonings, food systems including sweeteners and high value pharmaceutical ingredients.
     This unique combination of product offerings and technical development capabilities has enabled Crompton & Knowles to establish strong niche positions in its chosen market segments.
     In the flavored ingredients and seasonings markets, the development of proprietary reaction compound flavors has enabled the company to market unique customized savory flavors used to duplicate tastes produced by home cooking. These include sauces, gravies, condiments, side dishes and soups supplied to food service companies and national brand producers of consumer convenience foods. Newly-introduced rotisserie and grilled flavors for convenience foods and prepared meats gained acceptance during 1995.
     The company's flavored seasonings business continued its gains in 1995 as a result of the growth of the convenience food and snack markets, as well as the growing popularity of spicy ethnic foods among consumers. Highly differentiated flavored seasonings developed to meet very specific taste profiles enhance the taste of a diverse line of products such as tortilla chips, pretzels, salad dressings, frozen side dishes and microwaveable entrees.
     In the food systems segment of the market, Crompton & Knowles' position as the leading U.S. supplier of specialty sweeteners, including food grade molasses for bakery, confectionery, cereal and convenience foods, has enabled it to achieve a record of performance and customer service unmatched in the industry. Specialized syrups, designed to meet customer needs by combining sweeteners with flavored ingredients, reflected sales increases during 1995, especially with producers of breakfast cereals seeking unique coatings and tastes.
     The technological strength of the company's food ingredients business was demonstrated in late 1994 with the introduction of a functional filling system that creates low-calorie and low-fat or no-fat fillings with the texture and taste of full-fat systems. Called Miracle Middles, this new technology combines the company's core competencies in flavors, colors sweeteners and seasonings into one product line.
     Miracle Middles gained growing interest in 1995 in the bakery, cereal, snack and confectionery markets due to its properties of low water activity as well as high heat stability. In fact, it can be customized to meet specific food industry needs across a range of applications and manufacturing configurations.
     Growth also continued in the company's pharmaceutical ingredients business which includes products such as coatings, colors, excipients and flavors used in prescription and over-the-counter drugs. Crompton & Knowles' agreement to market in the United States pharmaceutical grade lactose produced by a major European supplier, while that company in turn sells Crompton & Knowles' proprietary calcium coatings products in Europe and Asia, will benefit both companies. Products on both sides of the reciprocal agreement have been well received and met with increasing sales success.
     To reinforce the growth of its pharmaceutical business, late in 1995 the company brought onstream a multimillion dollar facility in Vineland, New Jersey. A state-of-the-art manufacturing plant, Vineland meets all Pharmaceutical General Management Practices codes, and resulted in reduced costs and the closing of two less efficient facilities.
     In January 1996, the company retained Salomon Brothers Inc. to assist in exploring strategic alternatives to maximize shareholder value in the specialty ingredients business. A resolution is expected by mid-year 1996.

Photo Captions:
Specialized capabilities in savory flavors have enabled Crompton & Knowles to grow its food ingredients business.
Miracle Middles, a unique no-fat filling with low water activity, was developed by Crompton & Knowles and can be customized for use in a variety of foods. Technically sophisticated reaction flavors developed and marketed by Crompton & Knowles are produced in automated reactors to assure high volume reproducibility. These reaction flavors are marketed to major national food companies for use in high value consumer entrees, fast food and food service establishments. The pharmaceuticals industry is an important market for Crompton's specialized coatings, excipients, colors and flavors.

Specialty process equipment and controls segment results were outstanding in 1995. Sales increased 43 percent to a record $279.9 million compared with $196.2 million in 1994. Operating profit also increased, rising 29 percent to $40.2 million from $31.2 million in the prior year.

     The strong growth was achieved through internal developments as well as through acquisitions, both in North America and internationally. Gains were made in all major market segments, with particularly notable strength in sales of systems for production of plastic sheet for packaging, rubber extrusion systems and industrial blow molding systems.
     The company's leading North American position was reinforced in existing markets such as blown film, profiles, recycle/reclaim, wire and cable, fiber systems, cast film, precision coating and medical tubing. Access to new markets, domestically and overseas, was achieved with the strategic acquisition of three operations. The largest of these was the January 1996 acquisition of ER-WE- PA, a leading manufacturer of extrusion coating, cast film and plastics extrusion equipment based in Erkrath, Germany. With annual revenues of $50 million, ER-WE-PA significantly broadens the company's participation in the international arena and reinforces the acquisition of McNeil Akron Repiquet S.a.r.l. in January 1995. Repiquet has a production facility in Dannemarie, France and makes and markets extrusion systems for pipe, profile, sheet and elastomer applications.
     International sales of specialty process equipment and controls accounted for 25 percent of total segment sales during 1995. The two European acquisitions ensure the company's ability to provide essential customer service and technical support necessary for the success of the business.
     The third acquisition completed in March 1995 was Killion Extruders, Inc., which broadened the company's capabilities in extrusion technology for specialty laboratory equipment. Killion's complete range of precision laboratory and medium sized production equipment is recognized for quality and dependability, thereby blending well with Crompton & Knowles' existing equipment operations which are broadly accepted as the standard setters for the industry.
     Among the important new equipment offerings introduced to the market by Crompton & Knowles during 1995 was a fiber optic cable system. Able to produce tubing for fiber optic cable at speeds of up to 750 feet per minute, the line incorporates all equipment from a payoff system for feeding optic fiber to the system, to tube extrusion, to cooling systems and take-up equipment, all managed by a single computerized control center tracking all production functions.
     With the increasing complexity of extrusion and plastics processing equipment, the company also introduced an advanced technology control system based on the Windows computer operating system. Called EPIC III, the touch screen control system includes data exchange, networking and multitasking capabilities and can be expanded for future process control needs. Electronic and computer control systems now account for approximately 13 percent of the segment's sales and are expected to continue to increase.
     As one of the world's leading producers and marketers of plastics extrusion systems, Crompton & Knowles has also become one of the leading suppliers of aftermarket systems and services, providing engineering, operating, maintenance, parts and systems upgrade support. Technicians based in the United States, England, France and Hong Kong provide around-the-clock problem-solving. Aftermarket services accounted for nearly 15 percent of the segment's revenues in 1995.
     The segment's equipment order backlog at the end of 1995 was $72 million.

Photo Captions:
Snowboards made of colorful impact-resistant plastics are among the newer applications of Crompton & Knowles' extrusion technology.
Childrens' playthings are made with the company's industrial blow molding systems.
Medical tubing is produced on specialized extruders by Crompton & Knowles. Advanced polymer processing is made possible by computer-controlled twin screw extruders designed and marketed by Crompton & Knowles. Customers around the world requiring polymer alloying, grafting and additive dispersion capabilities are able to achieve output of up to three tons per hour using this state-of-the-art equipment.

Financial Contents
Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                        11
Consolidated Financial Statements                                  14
Notes To Consolidated Financial Statements                         18
Responsibility For Financial Statements                            25
Independent Auditors' Report                                       25
Eleven Year Selected Financial Data                                26
Board of Directors                                                 28
Corporate Officers and Operating Management         Inside Back Cover
Corporate Data                                      Inside Back Cover

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity

Acquisitions
     In January 1995, the Company acquired the business and certain assets of McNeil Akron Repiquet S.a.r.l. in France. In March 1995, the Company acquired Killion Extruders, Inc. Costs of these acquisitions were accounted for based on the purchase method and, accordingly, the results of operations of these businesses have been included in the Consolidated Statements of Earnings since their dates of acquisition.

Liquidity and Capital Resources
     The December 30, 1995 working capital balance of $126.2 million increased $4.6 million from the December 31, 1994 balance of $121.6 million, while the current ratio declined to 1.8 from 1.9 at the end of 1994. The decline in the current ratio is primarily attributable to the increase in notes payable. Days sales in receivables increased slightly to 55 days in 1995 from 54 days in 1994. Inventory turnover averaged 2.8 in 1995, compared to 3.0 in 1994.
     Cash flow from operating activities of $26.7 million increased $4.9 million from $21.8 million in 1994 and was used with cash reserves and increased borrowings to finance acquisitions, fund capital expenditures, pay cash dividends and repurchase 272,800 shares of the Company's outstanding common shares. Dividends paid in 1995 of $25.2 million represent a payout ratio of 62% of earnings. The Company's debt-to-capital ratio increased to 34% from 29% at year-end 1994.
     Capital expenditures of $18.2 million decreased $3.5 million from $21.7 million in 1994. Capital expenditures are expected to approximate $16 million in 1996 primarily for expansion and improvement of operating facilities in the United States and Europe. The Company's long-term liquidity needs including such items as capital expenditures and dividends are expected to be financed through operations. The Company has available numerous uncommitted short-term lines of credit, and a revolving credit agreement providing for borrowings up to $125 million through September 1998. At year-end, there were $60.4 million of short-term borrowings outstanding and $60 million outstanding under the revolving credit agreement.

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

International operations
     The lower U.S. dollar exchange rate versus primarily the Belgian Franc and the French Franc accounted for the favorable adjustment of $4.5 million in the accumulated translation adjustment account since year-end 1994. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations.
     The Company operates manufacturing facilities in Europe which serve primarily the European market. Exchange rate disruptions between the United States and European currencies, and among European currencies, are not expected to have a material effect on year-to-year comparisons of the Company's earnings.

Research and Development
     The company employs about 280 engineers, draftsmen, chemists, and technicians responsible for developing new and improved chemical products and process equipment systems for the industries served by the Company. Often, new products are developed in response to specific customer needs. The Company's process of developing and commercializing new products and product improvements is ongoing and involves many products, no one of which is large enough to significantly impact the Company's results of operations from year to year. Research and development expenditures totaled $14.0 million, $12.1 million and $11.2 million in the fiscal years 1995, 1994 and 1993, respectively.

Environmental Matters
     The Company's manufacturing facilities are subject to various federal, state and local requirements with respect to the discharge of materials into the environment or otherwise relating to the protection of the environment. Although precise amounts are difficult to define, the Company spent approximately $15.8 million in 1995 to comply with those requirements, including approximately $4.9 million in capital expenditures.
     The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or comparable state statutes, at two waste disposal sites; and an inactive subsidiary has been designated, along with others, as a potentially responsible party at two other sites.
     While the cost of compliance with existing environmental requirements is expected to increase, based on the facts currently known to the Company, management expects that those costs, including the cost to the Company of remedial actions at the waste disposal sites where it has been named a potentially responsible party, will not be material to the results of the Company's operations in any given year.

Operating Results - 1995 as Compared to 1994

Overview
     Consolidated net sales increased 13% to $665.5 million from $589.8 million in 1994. Net earnings declined 20% to $40.5 million from $50.9 million in 1994. Earnings per common share declined 16% to $.84 from $1.00 in the prior year. Average shares outstanding decreased 2.7 million to 48.5 million primarily as a result of the Company's share repurchase program.
     The gross margin percentage decreased to 28.8% from 31.5% in 1994 primarily from lower margins in the specialty chemicals segment. Consolidated operating profit of $72.3 million was 11% lower than 1994 as the specialty process equipment and controls segment increased 29% while the specialty chemicals segment decreased 30%.

Specialty Chemicals
     The Company's specialty chemicals segment reported sales of $385.6 million representing a decline of 2% from 1994. The decrease was attributable to lower selling prices (-4%), offset in part primarily by foreign currency translation. The proportion of sales outside the United States increased slightly to 26% from 25% in 1994.
     Domestic dyes sales declined 8% reflecting lower selling prices (-5%) and lower unit volume (-3%) as weak demand primarily for apparel dyes continued to negatively affect the business. International dyes sales increased by 3% versus 1994 due primarily to foreign currency translation (6%) and unit volume (4%), offset by lower selling prices (-7%). Sales of specialty ingredients increased 5% reflecting primarily increased unit volume.
     Operating profit declined 30% to $42.6 million from $60.8 million in 1994. The decline was primarily due to domestic and international dyes. Domestic dyes declined primarily due to lower pricing. International dyes declined primarily due to lower pricing and exchange rate fluctuations among European currencies. The percentage of operating profit outside the United States decreased to 13% from 21% in 1994.

Specialty Process Equipment and Controls
     The Company's specialty process equipment and controls segment reported sales of $279.9 million representing an increase of 43% from $196.2 million in 1994. Approximately 27% was attributable to the incremental impact of acquisitions with the balance primarily from increased unit volume. International sales of $71 million increased 48% from 1994 and accounted for 25% of total segment sales versus 24% in 1994. Operating profit increased 29% to $40.2 million from $31.2 million in 1994. Approximately 11% was attributable to the incremental impact of acquisitions with the balance primarily attributable to unit volume, offset in part by a lower-margin product mix.
The equipment order backlog totalled $72 million at the end of 1995 compared to $66 million at the end of 1994.

Other
     Selling, general and administrative expenses increased 14% primarily due to the impact of acquisitions. Depreciation and amortization increased 13% over 1994 primarily as a result of a higher fixed asset base including acquisitions. Interest expense increased $6.2 million over 1994 reflecting the increased levels of borrowings in 1995. Other income declined $876 thousand versus 1994 primarily due to lower foreign exchange gains. The Company's effective tax rate of 36.8% was up slightly from the prior year level of 36.3%.

Operating Results - 1994 as Compared to 1993

Overview
     Consolidated net sales of $589.8 million increased 6% from $558.3 million in 1993. Net earnings of $50.9 million declined 2% from $52 million in 1993. Earnings per common share of $1.00 were unchanged from the prior year. Average shares outstanding decreased 1 million to 51.2 million primarily as a result of the Company's share repurchase program.
     The gross margin percentage of 31.5% decreased slightly from 31.8% in 1993. Consolidated operating profit of $81.1 million was 2% lower than 1993 as profit of the specialty process equipment and controls segment increased 20% while the specialty chemicals segment decreased 11%.

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

Specialty Process Equipment and Controls
     The Company's specialty process equipment and controls segment reported sales of $196.2 million representing an increase of 30% from $151 million in 1993. Approximately 21% was attributable to the acquisition of Egan Machinery with the balance attributable equally between pricing and unit volume. Export sales of $48 million increased 18% from 1993 and accounted for 24% of total segment sales versus 27% in 1993. Operating profit increased 20% to $31.2 million from $26 million in 1993. Approximately 7% was attributable to the acquisition of Egan Machinery with the balance attributable primarily to unit volume and improved pricing offset in part by higher manufacturing costs. The equipment order backlog totalled $66 million at the end of 1994 compared to $38 million at the end of 1993.

Other
     Selling, general and administrative expenses increased 10% primarily due to the acquisition of Egan Machinery and the impact of inflation. Depreciation and amortization increased 10% over 1993 primarily as a result of the Egan Machinery acquisition and a higher fixed asset base. Interest expense of $2.2 million was double the amount in 1993 reflecting the increased level of borrowings in 1994. Other income declined $163 thousand versus 1993. The Company's effective tax rate of 36.3% was slightly lower that the prior year level of 37%.

Consolidated Statements of Earnings
Fiscal years ended December 30, 1995, December 31, 1994, and December 25, 1993 (In thousands of dollars, except per share data)
                                               1995        1994         1993
Net sales                                  $665,513    $589,757     $558,348

Costs and Expenses
Cost of products sold                       473,654     403,784      380,941
Selling, general and administrative         104,535      91,581       82,970
Depreciation and amortization                15,035      13,298       12,076
Interest                                      8,364       2,167        1,093
Other income                                   (166)      (1,042)     (1,205)
  Total costs and expenses                  601,422      509,788     475,875

Earnings
Earnings before income taxes                 64,091       79,969      82,473
Income taxes                                 23,598       29,053      30,515
Net earnings                               $ 40,493     $ 50,916    $ 51,958
Net Earnings Per Common Share              $    .84     $   1.00    $   1.00

Consolidated Balance Sheets
Fiscal years ended December 30, 1995, December 31, 1994
(In thousands of dollars, except per share data)
                                               1995          1994
Assets
Current Assets
Cash                                         $   918     $   1,832
Accounts receivable                          112,693        81,859
Inventories                                  154,846       157,356
Other current assets                          23,038        19,610
 Total current assets                        291,495       260,657

Non-Current Assets
Property, plant and equipment                129,991       117,105
Cost in excess of acquired net assets         51,922        43,429
Other assets                                  10,730        11,137
                                            $484,138      $432,328
Liabilities and Stockholders' Equity
Current Liabilities
Notes payable                               $ 60,439      $ 39,670
Accounts payable                              49,415        47,000
Accrued expenses                              35,136        33,369
Income taxes payable                           3,747         4,138
Other current liabilities                     16,578        14,865
 Total current liabilities                   165,315       139,042
Non-Current Liabilities
Long-term debt                                64,000        54,000
Accrued postretirement liability               7,559         8,698
Deferred income taxes                          7,217         6,681


Stockholders' Equity
Common stock, $.10 par value -
 issued 53,361,072 shares                     5,336          5,336
Additional paid-in capital                   59,440         62,241
Retained earnings                           234,113        218,837
Accumulated translation adjustment            6,320          1,858
Treasury stock at cost                      (62,972)       (54,213)
Deferred compensation                        (2,190)       (10,152)
 Total stockholders' equity                 240,047        223,907
                                           $484,138       $432,328

Consolidated Statements of Cash Flows
Fiscal years ended December 30, 1995, December 31, 1994, and December 25, 1993 Increase (decrease) to cash (in thousands of dollars)
                                             1995         1994          1993
Cash Flows from Operating Activities
Net earnings                              $40,493      $ 50,916     $ 51,958
Adjustments to reconcile net
 earnings to net cash
 provided by operations:
 Depreciation and amortization             15,035        13,298       12,076
 Deferred income taxes                        729         2,389          340
 Deferred compensation                        768          (332)       1,611
 Changes in assets and liabilities:
 Accounts receivable                     (27,234)          5,815     (11,798)
 Inventories                                8,247        (34,695)       (253)
 Other current assets                      (3,080)        (2,735)        722
 Other assets                                (485)          (943)          2
 Accounts payable and accrued expenses     (4,719)        (8,186)     (4,937)
 Income taxes payable                         323         (7,986)      3,918
 Other current liabilities                 (1,938)         4,777      (1,435)
 Accrued postretirement liability          (1,139)          (386)        310
 Other                                       (264)          (175)       (109)
Net cash provided by operations            26,736         21,757      52,405

Cash Flows from Investing Activities
Acquisitions                                (9,538)        (13,734)       -
Capital expenditures                       (18,249)        (21,710)   (14,299)
Other investing activities                  (1,505)            590      1,972
Net cash used by investing
 activities                                (29,292)        (34,854)   (12,327)

Cash Flows from Financing Activities
Proceeds from (payments on)
 long-term borrowings                       10,000        40,000      (10,000)
Change in notes payable                     20,675        34,533         (282)
Treasury stock acquired                     (4,296)      (47,647)      (5,103)
Treasury stock issued under
 stock options and other plans                 393         1,756        1,905
Dividends paid                             (25,217)      (23,309)     (19,482)
Net cash provided (used) by
 financing activities                        1,555         5,333      (32,962)

Cash
Effect of exchange rates on cash              87             312         (273)
Change in cash                             (914)         (7,452)        6,843
Cash at beginning of year                  1,832          9,284         2,441
Cash at end of year                      $   918        $ 1,832       $ 9,284


Consolidated Statements of Stockholders' Equity
Fiscal years ended December 30, 1995, December 31, 1994, and December 25, 1993 (In thousands of dollars, except per share data)
                                  1995              1994               1993
Common Stock
Balance at beginning and end
 of year                        $  5,336          $  5,336          $  5,336

Additional Paid-in Capital
Balance at beginning of year      62,241            61,783            59,644
Stock options and other issuances   (410)            1,592             2,139
Return of shares from long-term
 incentive plan trust             (2,391)              -                 -
Issuance under long-term
 incentive plan                       -             (1,134)              -
Balance at end of year             59,440            62,241            61,783

Retained Earnings
Balance at beginning of year      218,837           191,230           158,754
Net earnings                       40,493            50,916            51,958
Cash dividends declared on
 common stock ($.525 per share
 in 1995, $.46 in 1994, and
 $.38 in 1993)                   (25,217)           (23,309)          (19,482)
Balance at end of year            234,113            218,837           191,230

Accumulated Translation Adjustment
Balance at beginning of year       1,858               (557)            3,803
Equity adjustment for translation
 of foreign currencies             4,462               2,415           (4,360)
Balance at end of year             6,320               1,858             (557)

Treasury Stock
Balance at beginning of year      (54,213)            (11,278)         (7,956)
Issued, primarily under stock
 options (72,729 shares in 1995,
 58,957 shares in 1994, and
 489,976 in 1993)                     340                 276           1,781
Common stock acquired (272,800
 shares in 1995, 2,954,700 shares
 in 1994 and 280,000 in 1993)      (4,296)            (47,647)         (5,103)
Return of shares from long-term
 incentive plan trust
 (448,000 shares)                  (4,803)             -            -
Issuance under long-term
 incentive plan (261,399 shares)     -                  4,436          -
 Balance at end of year           (62,972)            (54,213)        (11,278)

Deferred Compensation
Balance at beginning of year      (10,152)            (6,518)         (8,129)
Return of shares from long-term
 incentive plan trust                7,194                -              -
Issuance under long-term
 incentive plan                        -              (3,302)            -
Amortization                           768              (332)           1,611
Balance at end of year              (2,190)          (10,152)         (6,518)
Total stockholders' equity        $240,047           $223,907        $239,996


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

Property, Plant and Equipment
     Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($13,204 in 1995, $11,935 in 1994 and $10,828 in 1993) is computed generally on the straight-line method using the following ranges of asset lives: buildings and improvements - 10 to 40 years, machinery and equipment - 5 to 15 years, and furniture and fixtures - 5 to 10 years.
     Renewals and improvements which extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over their useful lives or the remaining lease term, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

Inventory Valuation
     Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for a significant portion of chemicals inventories and the first-in, first-out (FIFO) method for the remaining inventories.

Cost In Excess of Acquired Net Assets
     The cost of acquisitions in excess of tangible and identifiable intangible assets in the amount of $51,922 has, in the opinion of management, incurred no permanent impairment in value. This cost is being amortized using the straight-line method over periods from twenty to forty years. Accumulated amortization amounted to $8,281 in 1995 and $6,622 in 1994.

Research and Development
     Expenditures for research and development costs are charged to operations as incurred ($14,027 in 1995, $12,106 in 1994, and $11,184 in 1993).

Income Taxes
     A provision has not been made for U.S. income taxes which would be payable if undistributed earnings of foreign subsidiaries of approximately $72,400 at December 30, 1995, were distributed to the Company in the form of dividends, since it is management's intention to permanently invest such earnings in the related foreign operations. If distributed, such earnings would incur income tax expense at substantially less than the U.S. income tax rate, primarily because of the offset of foreign tax credits.

Statements of Cash Flows
     Cash includes bank term deposits of three months or less. Cash payments during the years ended 1995, 1994 and 1993 included interest of $8,488, $2,005 and $1,556 and income taxes of $23,515, $35,319 and $24,347, respectively.

Earnings Per Common Share
     The computation of earnings per common share is based on the weighted average number of common and common equivalent shares outstanding amounting to 48,447,686 in 1995, 51,151,525 in 1994 and 52,175,691 in 1993. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.

Financial Instruments
     Financial instruments are presented in the accompanying consolidated financial statements at either cost or fair value as required by generally accepted accounting principles. The fair value of the Company's financial instruments approximate carrying value.

Other Disclosures
     Included in accounts receivable are allowances for doubtful accounts in the amount of $3,269 in 1995 and $3,829 in 1994. Included in other current liabilities are customer deposits in the amount of $11,322 in 1995 and $11,183 in 1994.

Acquisitions
     In January 1995, the Company acquired the business and certain assets of McNeil Akron Repiquet S.a.r.l. in France at a cost of $4,638. In March 1995, the Company acquired Killion Extruders, Inc. at a cost of $4,900. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of the purchase price over fair value of net assets acquired in the amount of $9,649 is being amortized over forty years. The operating results of each acquisition are included in the Consolidated Statements of Earnings since the date of the acquisition.

Inventories
                              1995                 1994
Finished goods              $ 89,177              $ 90,386
Work in process               30,316                32,640
Raw materials and supplies    35,353                34,330
                            $154,846              $157,356

At December 30, 1995, inventories valued using the last-in, first-out (LIFO) method amounted to $70,550 ($75,958 at December 31, 1994). The LIFO reserve was not significant in 1995 and 1994.

Property, Plant and Equipment
                                    1995                   1994
Land                             $  7,490               $  7,292
Buildings and improvements         71,677                 61,926
Machinery and equipment           133,111                113,296
Furniture and fixtures              4,030                  3,662
Construction in progress           12,975                 16,620
                                  229,283                202,796
Less accumulated depreciation      99,292                 85,691
                                 $129,991               $117,105
Leases
     The future minimum rental payments under operating leases having initial or remaining non-cancellable lease terms in excess of one year (as of December 30, 1995) total $21,434 as follows: $5,533 in 1996, $4,254 in 1997, $3,637 in
1998, $3,223 in 1999, $1,676 in 2000 and $3,111 in later years.  Total rental expense for all operating leases was $8,126 in 1995, $7,305 in 1994, and $6,509 in 1993.
     All long-term leases expire prior to 2013. Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

Debt
     Long-term debt is summarized as follows:
                                   1995              1994
Revolving credit loans            $60,000           $50,000
Industrial revenue bonds            4,000             4,000
 Total long-term debt             $64,000           $54,000

     The industrial revenue bonds mature in 1997 and carry an interest rate that fluctuates within the tax exempt market. The average interest rate incurred in 1995 was 3.8%. The bonds are secured by a bank letter of credit.
     In June 1995, the Company amended its credit agreement with a group of five banks whereby the revolving credit loans available to the Company were increased to $125,000 through September 28, 1998. The agreement calls for interest at the prime rate on revolving loans, but offers pricing options based on certificate of deposit and Eurodollar rates which generally are more favorable than the prime rate option. The Company must pay an annual fee of .15% of the total unused commitment. The covenants of the revolving credit agreement impose restrictions on the Company with respect to debt and tangible net worth levels. These restrictions are not expected to adversely affect the Company's operations. At December 30, 1995, the $60,000 borrowed under the revolving credit agreement bore an interest rate of 6.2%. At December 30, 1995, notes payable outstanding of $60,439 bore an interest rate of 6.0%.
     The aggregate annual maturities of long-term debt are $4,000 in 1997 and $60,000 in 1998.

Income Taxes
     The components of pretax earnings and taxes are as follows:
                            1995            1994                  1993
PreTax Earnings:
Domestic                  $59,306          $67,555               $68,498
Foreign                     4,785           12,414                13,975
Total                     $64,091          $79,969               $82,473

Taxes:
  Domestic
    Current taxes         $21,500          $23,361               $27,857
    Deferred taxes          1,604            2,057                  (587)
                          $23,104          $25,418                $27,270
  Foreign
    Current taxes         $ 1,369          $ 3,303                $ 2,318
    Deferred taxes           (875)             332                    927
                          $   494          $ 3,635                $ 3,245
  Total
    Current taxes         $22,869          $26,664                $30,175
    Deferred taxes            729            2,389                    340
                          $23,598          $29,053                $30,515

     The following is a percentage reconciliation of computed "expected" tax expense to actual tax expense:
                                       1995             1994            1993
Computed "expected" tax expense        35.0%           35.0%           35.0%
State taxes (net of U.S. tax benefit)   4.3             3.6             3.6
Foreign tax differential               (1.8)           (0.9)           (2.0)
Other, net                             (0.7)           (1.4)             .4
                                       36.8%           36.3%           37.0%

     Provisions have been made for deferred income taxes based on differences between financial statement and tax bases of assets and liabilities using currently enacted tax rates and regulations. The components of the net deferred tax asset as of December 30, 1995 and December 31, 1994, are as follows:
                                           1995                   1994
Deferred tax asset:
 Inventory reserves                      $ 3,596                $ 3,239
 Bad debt reserves                           515                    232
 Deferred compensation liability             885                    638
 Various expense accruals                  3,395                  4,475
 Accrued postretirement liability          3,024                  3,598
  Total deferred tax assets               11,415                 12,182
Deferred tax liability - depreciation    (10,241)               (10,279)
  Net deferred tax asset                 $ 1,174                $ 1,903

     Total deferred tax assets for 1995 and 1994 include current assets of $8,391 and $8,584, respectively. The deferred tax liability is non-current for 1995 and 1994.

Capital Stock
     The Company is authorized to issue 250,000,000 shares of common stock at a par value of $.10. There are 53,361,072 common shares issued, of which 5,351,962 and 4,703,891 shares were held in the treasury at December 30, 1995 and December 31, 1994, respectively.
     The Company is authorized to issue 250,000 shares of preferred stock without par value, none of which are outstanding. Preferred share purchase rights (Rights) outstanding with respect to each share of the Company's common stock entitle the holder to purchase one eight-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $18.75. The Rights cannot become exercisable until ten days following a public announcement that a person or group has acquired 20% or more of the common shares of the Company or intends to make a tender or exchange offer which would result in their ownership of 20% or more of the Company's common shares. The Rights also entitle the holder under certain circumstances to receive shares in another company which acquires the Company or merges with it.

Stock Incentive Plans
     The 1988 Long Term Incentive Plan (the 1988 Plan) authorizes the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards to the officers and other key employees of the Company over a period of ten years. Non-qualified and incentive stock options may be granted under the 1988 plan at prices not less than 100% of the market value on the date of the grant. All outstanding options will expire not more than ten years and one month from the date of grant. There were 4,000,000 shares of common stock reserved for awards under the 1988 Plan.
     The 1993 Stock Option Plan for Non-Employee Directors authorizes 100,000 shares to be optioned to non-employee directors at the rate of their annual retainer divided by the stock price on the date of grant. The option will vest over a two year period and be exercisable over a ten year period from the date of grant, at a price equaling the fair market value on the date of grant.
     Under the 1988 Plan, 1,261,000 common shares have been transferred to an independent trustee to administer restricted stock awards for the Company's long term incentive program. At December 30, 1995 deferred compensation relating to such shares in the amount of $2,190 is being amortized over an estimated service period of six to fifteen years. In June 1995, the trustee returned 448,000 common shares to the Company representing those shares which have not yet been earned under the incentive program. Compensation expense relating to unearned shares is being accrued annually based upon the expected level of incentive achievement.
     Changes during 1995, 1994 and 1993 in shares under option are summarized as follows:
                                       Price Per Share
                                     Range      Average         Shares
Outstanding at 12/26/92         $ 1.29-22.78     $ 7.88      1,929,900
Granted                          19.31-23.75      19.45        218,736
Exercised                         1.29-18.31       2.87       (424,419)
Lapsed                            4.01-19.19      14.01         (6,667)

Outstanding at 12/25/93           2.15-23.75      10.57      1,717,550
Granted                          14.63-21.44      14.83        282,647
Exercised                         2.15-9.31        5.59        (57,473)
Lapsed                           9.31-19.31       18.12        (27,001)

Outstanding at 12/31/94          2.47-23.75       11.24      1,915,723
Granted                          9.31-16.06       13.07        330,481
Exercised                        2.49-9.31         6.40        (61,299)
Lapsed                           9.31-23.75       18.04        (23,791)

Outstanding at 12/30/95        $ 2.47-23.75      $11.59      2,161,114
Exercisable at 12/30/95        $ 2.47-23.75      $10.64      1,592,779

    Shares available for grant at December 30, 1995 and December 31, 1994 were 536,302 and 842,992, respectively.
     The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The
Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $2,020, $1,677 and $1,617 in 1995, 1994 and 1993, respectively.

Postretirement Health Care Benefits
     The Company provides health benefits attributable to past service of eligible retired and active employees under the Company's postretirement health care benefit plans. Effective January 1, 1992, the Company adopted the provisions of FASB Statement No.106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." In 1994, the Company adopted several changes to its postretirement health care benefit plans including an annual cap for medical premiums paid by the Company, higher deductible amounts and out-of-pocket limits on medical payments. The plan amendments resulted in a prior service gain of $3,254 which is being amortized over the average remaining employee service period of 15 years. Postretirement health care benefit expense did not have a material effect on net earnings for the years 1995, 1994 and 1993.
     The financial status of the accrued postretirement liability is as follows:
                                              1995         1994
Retirees                                     $3,834       $2,812
Fully eligible active participants              662          608
Other active participants                     1,150        1,240
Total accumulated postretirement liability    5,646        4,660
Unrecognized actuarial gain (loss)           (1,113)         784
Unrecognized prior service gain               3,026        3,254
                                             $7,559       $8,698

     For measurement purposes, a 11.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995. The rate is assumed to decrease 1% per year to 6.5% in 2000 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%.
     An increase in the assumed health care cost rate of 1% in each year would increase the accumulated postretirement benefit obligation by approximately $460.

Pensions
     The Company maintains a defined contribution pension plan for eligible employees under provisions of section 401(k) of the Internal Revenue Code. The plan provides for Company contributions at a certain percentage of each participant's salary and allows voluntary tax-deferred employee contributions up to a stated percentage of salary. Other foreign and domestic pension plans are not significant. Total pension expense aggregated $4,516 in 1995, $4,251 in 1994 and $4,036 in 1993.

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

Foreign Operations
     Financial data applicable to the Company's foreign operations are as follows:
                           1995              1994             1993
Net sales              $113,280           $97,848         $103,356
Net earnings           $  4,291           $ 8,779         $ 10,730
Assets                 $113,852           $90,508         $ 82,789

Business Segment Data
     Sales by segment represent sales to unaffiliated customers only. Intersegment sales and transfers between geographic areas are nominal and have not been disclosed separately. Consolidated operating profit is defined as total revenue less operating expenses. In computing consolidated operating profit, the following items have not been deducted: interest expense, other income and income taxes. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Corporate assets are principally cash, prepayments and other assets maintained for general corporate purposes.

Information by Business Segment
                                  1995           1994        1993
Sales
Specialty chemicals            $385,647        $393,544     $407,280
Specialty process equipment
 and controls                   279,866         196,213      151,068
                               $665,513        $589,757     $558,348
Operating Profit
Specialty chemicals            $ 42,609        $ 60,783     $ 68,067
Specialty process equipment
 and controls                    40,154          31,195       25,967
General corporate expenses      (10,474)        (10,884)     (11,673)
                                 72,289          81,094       82,361
Interest expense                 (8,364)         (2,167)      (1,093)
Other income                        166           1,042        1,205
Earnings before income taxes   $ 64,091        $ 79,969     $ 82,473
Identifiable Assets
Specialty chemicals            $318,020        $313,457      $281,804
Specialty process equipment
 and controls                   150,320         103,151        69,279
                                468,340         416,608       351,083
Corporate                        15,798          15,720        12,163
                               $484,138        $432,328      $363,246
Depreciation and Amortization
Specialty chemicals            $ 11,510        $ 11,141      $ 10,628
Specialty process equipment
 and controls                     3,328           1,995         1,324
                                 14,838          13,136        11,952
Corporate                           197             162           124
                               $ 15,035        $ 13,298      $ 12,076
Capital Expenditures
Specialty chemicals            $ 15,076        $ 18,891      $ 12,057
Specialty process equipment
 and controls                     3,087           2,756         2,131
                                 18,163          21,647        14,188
Corporate                            86              63           111
                               $ 18,249        $ 21,710      $ 14,299

Information by Major Geographic Segment
                                  1995          1994            1993
 Sales
United States                  $552,233       $491,909       $454,992
Europe                           94,347         88,693         93,808
Other                            18,933          9,155          9,548
                               $665,513       $589,757       $558,348
Exports to Unaffiliated Customers
Included in United States sales:
Far East                       $ 16,895       $ 19,858       $ 26,244
Latin America                    12,225         15,027         10,183
Europe                           23,713          9,381          7,251
Other                            11,989         10,178          4,338
                                 64,822         54,444         48,016
Included in European sales:
Far East                            -           10,117          8,649
Latin America                     4,422          4,631          4,261
Other                             3,042          6,362          3,756
                                  7,464         21,110         16,666
                               $ 72,286       $ 75,554       $ 64,682
Operating Profit
United States                  $ 77,893       $ 79,148       $ 79,536
Europe                            4,166         12,038         13,736
Other                               704            792            762
                                 82,763         91,978         94,034
General corporate expenses      (10,474)       (10,884)       (11,673)
                               $ 72,289       $ 81,094       $ 82,361
Identifiable Assets
United States                  $370,286       $341,820       $280,457
Europe                          105,408         85,578         77,203
Other                             8,444          4,930          5,586
                               $484,138       $432,328       $363,246

Summarized Unaudited Quarterly Financial Data
                                          1995
                              First     Second     Third     Fourth
Net sales                  $168,193   $175,617  $159,065   $162,638
Gross profit                 51,634     51,818    44,606     43,801
Net earnings                 13,196     12,058     8,077      7,162
Net earnings
 per common share               .27        .25       .17        .15
Common dividends per share      .12       .135      .135       .135
Market price
 per common share:
  High                       17 3/8         20    15 3/4     14 7/8
  Low                        15 7/8     13 3/8    13 5/8     12

                                          1994
                              First     Second     Third     Fourth
Net sales                  $133,594   $154,452  $142,821   $158,890
Gross profit                 42,684     50,952    44,025     48,312
Net earnings                 12,758     16,107    10,224     11,827
Net earnings
 per common share               .25        .31       .20        .24
Common dividends
 per share                      .10        .12       .12        .12
Market price
 per common share:
 High                        24 1/8     23 5/8    18 1/2     16 5/8
 Low                         19 5/8     17 3/8    15 7/8     13 7/8
Responsibility for Financial Statements
     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and have been audited by KPMG Peat Marwick LLP, Independent Certified Public Accountants, whose report is presented herein.
     Management of the Company assumes responsibility for the accuracy and reliability of the financial statements. In discharging such responsibility, management has established certain standards which are subject to continuous review and are monitored through the Company's financial management and internal audit group.
     The Board of Directors pursues its oversight role for the financial statements through its Audit Committee which consists of outside directors. The Audit Committee meets on a regular basis with representatives of management, the internal audit group and KPMG Peat Marwick LLP.

Independent Auditors' Report

The Board of Directors and Stockholders
Crompton & Knowles Corporation

     We have audited the consolidated balance sheets of Crompton & Knowles Corporation and subsidiaries as of December 30, 1995 and December 31, 1994 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crompton & Knowles Corporation and subsidiaries at December 30, 1995 and December 31, 1994 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 30, 1995 in conformity with generally accepted accounting principles.

                                           /s/ KPMG Peat Marwick LLP

Stamford, Connecticut
January  24, 1996

Eleven Year Selected Financial Data
(In thousands of dollars except per share data)
                                       1995          1994          1993
Summary of Operations
Net sales                              $665,513      589,757       558,348
Interest expense                       $  8,364        2,167         1,093
Pretax earnings                        $ 64,091       79,969        82,473
Income taxes                           $ 23,598       29,053        30,515
Earnings from continuing
 operations                            $ 40,493       50,916        51,958
Cumulative effect of
 accounting changes                    $    -           -             -
Extraordinary loss on early
 extinguishment of debt                $    -           -             -
Earnings (loss) from
 discontinued operations               $    -           -             -
Loss on disposal of
 discontinued operations               $    -           -             -
Net earnings                           $ 40,493       50,916       51,958

Per Share Statistics
Earnings from continuing
 operations before
 cumulative effect of
 accounting changes and
 extraordinary loss                    $  .84         1.00         1.00
Net earnings                           $  .84         1.00         1.00
Dividends                              $  .52          .46          .38
Book value                             $ 5.00         4.60         4.68
Common stock trading range:
 High                                      20       24 1/8       27 1/4
 Low                                       12       13 7/8       17 5/8
 Average shares outstanding
 (thousands)                           48,448       51,152       52,176
Financial Position
Current assets                       $291,495      260,657      220,396
PP&E, net                            $129,991      117,105       99,925
Other assets                         $ 62,652       54,566       42,925
Total assets                         $484,138      432,328      363,246
Current liabilities                  $165,315      139,042       95,439
Long-term debt                       $ 64,000       54,000       14,000
Accrued postretirement
 liability                           $  7,559        8,698        9,084
Deferred income taxes                $  7,217        6,681        4,727
Stockholders' equity                 $240,047      223,907      239,996
Current ratio                             1.8          1.9          2.3
Total debt-to-equity %                   51.8         41.8          8.0
Total debt-to-capital %                  34.1         29.5          7.4

Profitability Statistics (Continuing Operations)
% Effective tax rate                     36.8         36.3         37.0
% Return on sales                         6.1          8.6          9.3
% Return on average
  total capital                          12.9         18.3         21.0
% Return on average
 common equity                           17.4         21.1         23.1

Other Statistics (Continuing Operations)
Capital spending                     $ 18,249       21,710       14,299
Depreciation                         $ 13,204       11,935       10,828
Sales per employee                   $    242          234          240

Eleven Year Selected Financial Data
(In thousands of dollars except per share data)
                                      1992           1991           1990
Summary of Operations
Net sales                            $517,718      450,228       390,032
Interest expense                     $  6,984        7,419         5,842
Pretax earnings                      $ 68,337       56,600        47,260
Income taxes                         $ 25,072       20,659        17,250
Earnings from continuing
 operations                          $ 43,265       35,941        30,010
Cumulative effect of
 accounting changes                  $ (5,800)         -              -
 Extraordinary loss on early
 extinguishment of debt              $ (3,000)         -              -
Earnings (loss) from
 discontinued operations             $   -             -              -
Loss on disposal of
 discontinued operations             $    -            -              -
 Net earnings                        $ 34,465       35,941        30,010
Per Share Statistics
Earnings from continuing
 operations before
 cumulative effect of
 accounting changes and
 extraordinary loss                 $    .87           .73           .61
Net earnings                        $    .69           .73           .61
Dividends                           $    .31           .25           .20
Book value                          $   4.14          2.94          2.47
Common stock trading range:
 High                                 23 7/8        20 1/4        11 5/8
 Low                                  16             8 3/8         6 3/4
Average shares outstanding
 (thousands)                          49,967        49,317        49,270

Financial Position
Current assets                      $207,383       185,235        164,442
PP&E, net                           $ 98,827        80,154         76,709
Other assets                        $ 44,505        43,173         41,493
Total assets                        $350,715       308,562        282,644
Current liabilities                 $102,593        85,712         88,340
Long-term debt                      $ 24,000        76,118         70,330
Accrued postretirement
 liability                          $  8,774           -              -
Deferred income taxes               $  3,896         5,969          6,409
Stockholders' equity                $211,452       140,763        117,565
Current ratio                            2.0           2.2            1.9
Total debt-to-equity %                  13.9          57.1           77.6
Total debt-to-capital %                 12.2          36.3           43.7

Profitability Statistics (Continuing Operations)
% Effective tax rate                    36.7          36.5           36.5
% Return on sales                        8.4           8.0            7.7
% Return on average
 total capital                          19.3          18.9           19.8
% Return on average
 common equity                          27.1          28.4           28.1

Other Statistics (Continuing Operations)
Capital spending                    $ 12,835        11,434         16,374
Depreciation                        $ 10,394         8,813          7,156
Sales per employee                  $    237           222            218


Eleven Year Selected Financial Data
(In thousands of dollars except per share data)
                                      1989          1988            1987
Summary of Operations
Net sales                          $355,817       289,787         199,394
Interest expense                   $  6,006         3,606           2,042
 Pretax earnings                   $ 38,588        26,943          20,353
Income taxes                       $ 14,087        10,098           8,341
Earnings from continuing
 operations                        $ 24,501        16,845          12,012
Cumulative effect of
 accounting changes                $    -            -                -
Extraordinary loss on early
 extinguishment of debt            $    -            -                -
Earnings (loss) from
 discontinued operations           $    -           (597)           (262)
 Loss on disposal of
 discontinued operations           $    -           (920)             -
Net earnings                       $ 24,501        15,328          11,750

Per Share Statistics
Earnings from continuing
 operations before
 cumulative effect of
 accounting changes and
 extraordinary loss             $   .50            .36                .25
Net earnings                    $   .50            .32                .24
Dividends                       $   .15            .11                .08
Book value                      $  2.08           1.75               1.59
Common stock trading range:
 High                             7 7/8          4 1/2              3 7/8
 Low                              3 3/4          2 1/2              2 1/4
Average shares outstanding
 (thousands)                     49,064         47,239             48,168

Financial Position
Current assets                  $127,216       120,584             94,069
PP&E, net                       $ 50,847        43,685             29,085
  Other assets                  $ 39,787        41,373             12,075
Total assets                    $217,850       205,642            135,229
  Current liabilities           $ 71,068        72,352             40,922
Long-term debt                  $ 41,213        44,594             12,927
  Accrued postretirement
 liability                      $   -             -                  -
Deferred income taxes           $  6,668         6,775              5,575
Stockholders' equity            $ 98,901        81,921             75,805
Current ratio                        1.8           1.7                2.3
Total debt-to-equity %              52.4          72.1               25.1
Total debt-to-capital %             34.4          41.9               20.1
Profitability Statistics (Continuing Operations)
% Effective tax rate                36.5          37.5               41.0
% Return on sales                    6.9           5.8                6.0
% Return on average
 total capital                      19.3          17.2               14.8
% Return on average
 common equity                      27.6          22.7               17.7

Other Statistics (Continuing Operations)
Capital spending                $ 13,407          6,798              3,523
Depreciation                    $  5,666          4,658              3,468
Sales per employee              $    215            190                168

Eleven Year Selected Financial Data
(In thousands of dollars except per share data)
                                                   1986                1985
Summary of Operations
Net sales                                        $178,256           163,287
Interest expense                                 $    789               571
Pretax earnings                                  $ 16,800            15,443
Income taxes                                     $  7,421             7,122
Earnings from continuing operations              $  9,379             8,321
Cumulative effect of accounting changes          $    -                  -
Extraordinary loss on early
 extinguishment of debt                          $    -                  -
Earnings (loss) from discontinued
 operations                                      $  (678)             (746)
Loss on disposal of discontinued
 operations                                      $ (7,700)              -
Net earnings                                     $  1,001             7,575

Per Share Statistics
Earnings from continuing operations before
 cumulative effect of accounting changes
 and extraordinary loss                          $    .17              .15
Net earnings                                     $    .01              .14
Dividends                                        $    .08              .08
Book value                                       $   1.42             1.34
Common stock trading range: High                    2 1/2            1 3/4
                            Low                     1 5/8            1 1/4
Average shares outstanding (thousands)             50,974           51,694

Financial Position
Current assets                                    $ 95,931           87,400
PP&E, net                                         $ 28,511           30,376
Other assets                                      $ 10,349           12,146
Total assets                                      $134,791          129,922
Current liabilities                               $ 41,687           32,366
Long-term debt                                    $ 19,455           19,093
Accrued postretirement liability                  $    -                -
Deferred income taxes                             $  5,174            4,708
Stockholders' equity                              $ 68,475           73,755
Current ratio                                          2.3              2.7
Total debt-to-equity %                                47.0             30.5
Total debt-to-capital %                               32.0             23.4

Profitability Statistics (Continuing Operations)
% Effective tax rate                                  44.2             46.1
% Return on sales                                      5.3              5.1
% Return on average total capital                     13.6             13.2
% Return on average common equity                     15.0             14.3

Other Statistics (Continuing Operations)
Capital spending                                  $  2,967            2,888
Depreciation                                      $  3,101            3,061
Sales per employee                                $    146              128
(Bar Graph)
Return on Sales
Continuing Operations
(Bar Graph)
Return on Average Total Capital
Continuing Operations
(Bar Graph)
Sales Per Employee
Continuing Operations

Board of Directors

3     James A. Bitonti
      President and Chief Executive Officer
      TCOM, L.P.

      Vincent A. Calarco
      Chairman of the Board
      President and Chief Executive Officer

2,3   Robert A. Fox
      President and Chief Executive Officer
      Foster Poultry Farms

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

Gerald H. Fickenscher, Ph.D.
President -
Dyes and Chemicals - Europe

Edmund H. Fording
Vice President
President -
Dyes and Chemicals - Americas

Marvin H. Happel
Vice President - Organization

Charles J. Marsden
Vice President -
Finance and Chief Financial Officer

Rudy M. Phillips
President -
Ingredient Technology

Peter Barna
Treasurer and
Principal Accounting Officer

John T. Ferguson, II
General Counsel and Secretary

Robert A. Marchitello
Assistant Treasurer

Corporate Headquarters
One Station Place, Metro Center
Stamford, CT 06902
(203) 353-5400

Auditors
KPMG Peat Marwick LLP
Stamford, CT

Transfer Agent and Registrar
Chemical Mellon Shareholder Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541

Annual Meeting
The annual meeting of stockholders will be held at 11:15 a.m. on Tuesday, April 9, 1996, at the Sheraton Stamford Hotel, One First Stamford Place, Stamford, Connecticut

Form 10-K
A copy of the Company's report on Form 10-K for 1995, as filed with the Securities and Exchange Commission, may be obtained free of charge by writing to the Secretary of the Corporation, One Station Place, Metro Center, Stamford, CT 06902