Form 10-K, Exhibit 13
period 1996-12-28
CROMPTON & KNOWLES CORP
filed 1997-03-28
CIK 25757

Exhibit 13

Crompton & Knowles Corporation
1996 Annual Report
Service Technology Performance

Crompton & Knowles Corporation

Crompton & Knowles is a global producer and marketer of specialty chemicals and equipment with 5,700 employees in research, manufacturing, sales and administrative facilities in the United States, Canada, Europe, Asia and Latin America. The company's 73 million shares of common stock outstanding are traded on the New York Stock Exchange under the symbol CNK.

Crompton & Knowles has gained leadership positions in its chosen markets by providing quality products,technical service and performance know-how to solve customer problems and add value to customers' products. The company has six primary lines of business grouped into two segments:

Specialty Chemicals Segment

Chemicals & Polymers

Business Description
A leading worldwide producer and marketer of rubber chemicals, EPDM rubber polymers and nitrile rubber polymers.

Product Trademarks
Delac(R) accelerators, Naugard(R) antioxidants, Flexzone(R) antiozonants,Celogen(R) chemical foaming agents, Royalene(R)
EPDM, Paracril(R) nitrile rubber

Markets
Rubber chemicals for producers of rubber products such as tires, hoses, belting, sponge and engineered rubber products; EPDM for producers of single ply roofing, electrical insulation, seals, gaskets, sponge rubber and oil additives; nitrile rubber for producers of oil-resistant seals, hoses, rings, printing rolls and insulation.

Crop Protection

Business Description
Manufactures and markets agricultural chemicals,including fungicides, miticides/insecticides, growth regulants and herbicides; and is a leading producer of seed treatment formulations and equipment

Product Trademarks
Vitavax(R), Terrazole(R) and Procure(R) fungicides; Omite(R) and Comite(R) miticides; Dimilin(R) insecticide; Harvade(R), Royal MH-30(R) and B-Nine(R) growth regulants; Alanap(R) and Pantera(R) herbicides; Gustafson and Hannaford Seedmaster seed treatment

Markets
Worldwide growers of major food crops such as grains, fruits, nuts and vegetables and non-food crops including tobacco, cotton, turf, flax and ornamental plants

Colors
Business Description
A major producer and marketer of textile, paper, leather and specialty dyes

Product Trademarks
Sevron(R), Nylanthrene(R), Intralan(R), Intracid(R),
Intracron(R), Supernylite(R), Intralite(R), Superlitefast(R),
Intramet(R), Intrasil(R), Intratherm(R), Intrabond(R), and
Intrapel(R)

Markets
International producers of apparel, home furnishings, automotive fabrics, paper, leather and inks

Specialties
Business Description
A leading global producer and marketer of specialty additives for plastics and lubricants and a leading manufacturer of high performance liquid castable urethane prepolymers.

Product Trademarks
Naugard(R) antioxidants, polymerization inhibitors,Trilene(R) liquid polymers, Synton(R) PAO synthetic fluids Naugalube(R) petroleum additives, Tonox(R) curatives, Polywet(R) dispersants, Polybond(R) polymer modifiers, Celogen(R) chemical foaming agents, Adiprene(R)and Vibrathane(R) urethane prepolymers

Markets
Specialty additives for producers of plastic and petroleum products used in adhesives, athletic equipment, automotive parts, construction materials, food packaging, industrial oils and lubricants. Urethane prepolymers for abrasion resistant applications such as solid industrial tires, printing and industrial rolls, mining equipment and consumer goods.

Ingredients
Business Description
Produces and markets ingredients and ingredient systems including reaction and compounded flavors, specialty sweeteners, colors, coatings, excipients, carriers and binders.

Product Trademarks
Flav-O-Roast(TM), Savory Saute(R), Ulta-Meat(TM), Maltoline(R), Nulomoline(R), Sucrovert(R), Nulofond(R), Homemaid(R), Dri-Flo(R), Rise'N Shine(R), and Miracle Middles(TM) for food processing; Gel-Tone(TM), Gel-Klear, Chroma-Kote(R), Chroma-Tone(R), Dri-Klear(R), Nu-Pareil(R), Nu-Core(R), Nu-Tab(R), Cal-Carb(R) for pharmaceuticals

Markets
Food processing industries including bakery, confectionery, cereal, snack, convenience and institutional feeding establishments such a restaurants, fast food outlets and cafeterias; producers of pharmaceutical products such as vitamins, nutritional supplements, prescription, over-the-counter and generic drugs.

Specialty Process Equipment & Controls Segment

Davis-Standard
Business Description
A leading worldwide manufacturer, marketer and technical service supplier of plastics and rubber extrusion equipment, industrial blow molding equipment, related electronic controls and integrated extrusion systems.

Product Trademarks
Davis-Standard(R), Egan, NRM Extrusion, Sterling FHB Hartig,
Killion, ER-WE-PA, Mark VI(TM), Gemini(R), EPIC III(TM),
Thermatic(R), DSB(R)

Markets
Worldwide processors of plastic resins and elastomers making products such as plastic sheet for appliances, construction and automobiles; cast and blown film for packaging of consumer items; extruded shapes for construction and furniture; compounders of engineered plastics; recyclers of plastics; producers of wire and cable products; producers of non-disposable containers.

The New Crompton & Knowles
Chemicals & Polymers
Crop Protection
Colors
Davis-Standard
Ingredients
Specialties

Financial Highlights
(In thousands of dollars, except per share amounts)

                                   1996            1995
Net sales                     $1,803,969        $1,744,834
Operating profit1             $  103,615        $  218,122
Interest expense              $  114,244        $  122,398
Net earnings (loss)2          $ (22,495)        $  131,643
Net earnings (loss) per share $    (.31)        $     1.99
Total assets                  $1,657,190        $1,655,845
Long-term debt                $1,054,982        $  974,156
Cash flow from operations     $   95,353        $  106,348

1 Operating profit before merger and related costs of $85 million and a special charge for environmental costs of $30 million in 1996 and exclusive of certain special income, net of $4.9 million in 1995 would be as follows:

Adjusted operating profit     $  218,615        $  213,222

2 Net earnings before after-tax merger and related costs of $68.1 million, a special charge for environmental costs of $18.5 million and an extraordinary charge of $.5 million in 1996 and exclusive of a special tax credit of $78.9 million, an extraordinary charge of $8.3 million and other special income, net of $4.4 million in 1995 would be as follows:

Adjusted net earnings         $  64,594         $  56,642



(Pie chart)
Percentage of Sales By Business
Chemicals & Polymers 27%
Crop Protection 20%
Specialties 16%
Specialty Process Equipment & Controls 16%
Colors 15%
Ingredients 6%

(Bar chart)
Sales
(In Billions of Dollars)

(Bar chart)
Earnings On Average Total Capital
(Before Special Items)

(Bar chart)
Earnings On Sales
(Before Special Items)

Worldwide Locations
(World map showing national and international office and plant locations)

World Headquarters
Stamford, CT

Map Legend
Manufacturing
Research & Development
Sales and Business Offices

Welcome to the NEW Crompton & Knowles.

In 1996 we undertook the most significant strategic move in the 156-year history of our company. By completing the merger with Uniroyal Chemical Corporation we set Crompton & Knowles on course for extending its success with new businesses and new products in markets around the world. With this milestone event our company is positioned to build upon our standing as one of the most successful participants in the worldwide specialty chemicals industry.

The merger supports our declared corporate objectives to expand our asset base in specialty chemicals; significantly increase worldwide market positions; add new platforms for growth; and enhance our company's earnings power.

Combined, these four corporate objectives are aimed at achieving a single strategic objective which has guided this management over the years: Increase shareholder value.

The NEW Crompton & Knowles is a $1.8 billion, broadly-based, specialty chemicals company dedicated to meeting customer needs through innovative technology, problem solving technical service and product performance. This will be accomplished by 5,700 skilled and dedicated employees developing, producing and selling products in 82 countries. In brief, the NEW Crompton & Knowles has six major lines of business. The largest business, Chemicals and Polymers, which accounts for 27 percent of sales, produces and markets chemicals for the processing of natural and synthetic rubber, and produces EPDM and nitrile rubbers; Crop Protection, accounts for 20 percent of sales and produces and markets chemicals to protect crops from infestation and disease and markets seed treatment services; Colors, which accounts for 15 percent of sales, produces and markets dyes for the textile industry and industrial products; Specialties, which accounts for 16 percent of sales, produces and markets chemical additives for the plastics and petroleum industries, as well as urethane prepolymers; Specialty Ingredients, which accounts for six percent of total corporate sales, produces ingredients for the food and pharmaceuticals industries; Specialty Process Equipment and Controls, accounts for 16 percent of sales and manufactures, sells and services systems used in the processing of plastics.

Crompton & Knowles logo
Uniroyal Chemical logo
The merger with Uniroyal Chemical has tripled the size of the company and expanded its global reach while reinforcing its presence and leadership in many international markets and businesses.

The NEW Crompton & Knowles is a market leader, positioned as number one or two in thirteen key markets globally or in North America. This strength has enabled our international sales to reach $718 million, or 40 percent of total corporate revenues in 1996, up from 35 percent in 1995. We have long recognized the value of a strong international presence. The NEW Crompton & Knowles has both the corporate presence and the geographic reach to meet competitive international trade challenges and compete effectively on a global scale.

However, we recognize that in the final analysis all business is local. Our company's success over the past twelve years was derived from an intimate understanding of our customers' needs within each market segment, and an ability to satisfy those needs with meaningful one-on-one solutions based on an entrepreneurial spirit and a customer-first strategy.

This, coupled with the positioning of the corporation to achieve leadership positions in key market segments is what we call nichemanship. This concept has been central to our past success and remains key to our future performance as the NEW Crompton & Knowles. Successful exploitation of niches calls for continuous assessment and improvement; for seeking ways to establish and maintain new competitive advantages; and for producing and marketing products which play a key role in improving our customer success. This means putting our customers first and is at the heart of our strategy.

As a $1.8 billion corporation, we have new strength on which to build. Nonetheless, we are a series of small businesses embracing small business values that are key to maintaining sustainable competitive advantage. Regardless of size, these values of being first, focused and fast will help us to achieve our objectives. To innovate, to be first, in our view, is indispensable in the high-performance business culture we seek in the NEW Crompton & Knowles. Employees committed to be first are creative. They make independent decisions, take prudent risks and lead with determination.

photo caption
Vincent A. Calarco

Focus is characterized by a clear and precise understanding of the company's objectives and the knowledge and skill to execute a plan for success. The third element, acting fast, involves a responsiveness to customers that keeps us first in satisfying their needs. Whether it's a new product introduction, a delivery schedule, or customer service, doing it fast is a critical advantage.

As we blend the best of the Crompton & Knowles and Uniroyal
Chemical business cultures we fully expect our strategy will help us to grow our company for all constituencies, especially for you, our shareholders.

Our company's committed management team, responsible for assuring the success of this niche strategy at the NEW Crompton & Knowles, has a proven track record of success in each of our businesses. In subsequent sections of this report our senior operating managers review the performance, key issues and opportunities for each of these business units. There are challenges, to be sure, but you will note that there are also substantial opportunities for our company. With the support and participation of our committed employees we will achieve notable successes in 1997 and over the long-term.

When we announced our company's merger with Uniroyal in the Spring of 1996, we committed to reducing costs by as much as $10 million of corporate expenses. We identified those savings in 1996 and began realizing some of these savings late in the fourth quarter of the year. The full benefits of the reductions will accrue throughout 1997.

Cost-effective asset management has been a hallmark of Crompton & Knowles over the years and these principles will continue to guide our plans and our actions. Our strong focus on efficient asset management should reinforce your confidence that the NEW Crompton & Knowles will improve its balance sheet, which, as a result of the merger, has approximately $1 billion of total debt. Our company's excellent cash flow should enable us to reduce this debt by at least $75 million a year and to achieve an investment grade debt rating within five years. To strengthen our ability to lower debt at an accelerated pace, we reduced the company's dividend to five cents a share to be paid annually each May. While our company has had a history of regular dividend growth, most of our future growth in shareholder value will come through capital appreciation, as it has in the past. To assure the ongoing growth of the NEW Crompton & Knowles we will continue to fund capital projects at a level to enable us to realize our goal of achieving annual earnings per share gains of at least 10 percentage points above inflation before deleveraging.

This is an exciting time for everyone associated with our company. We are combining the cultures of two corporations with more than 255 combined years of tradition to form a greater, more powerful, more resourceful, and more profitable enterprise. We are confident that our goals are clear, our programs are achievable, the interests of our suppliers, customers, employees and shareholders are aligned, and that the NEW Crompton & Knowles is built for success.

Thank you for your support. We look forward to keeping you informed of our progress.

Respectfully yours,

Vincent A. Calarco
Chairman, President &
Chief Executive Officer
March 17, 1997

photo caption
The new management team of Crompton & Knowles, photographed at the President's Meeting in September last year. The team met for three days for strategy sessions and other planning issues.

Our Businesses
Chemicals & Polymers 6
Crop Protection      8
Colors               10
Specialties          12
Ingredients          14
Davis-Standard       15

Chemicals & Polymers
"Our leading market positions, supported by our strong technology and highly efficient operations, will enable us to continue to satisfy our customers' needs and to grow with them."
Joseph B. Eisenberg
Executive Vice President
Chemicals & Polymers
Uniroyal Chemical Company, Inc.

photo caption
Weather stripping made of Royalene(R) EPDM limits water, dust and noise penetration in automotive vehicles.

Specialty Chemicals Segment
Sales of the specialty chemicals segment increased four percent to $1.5 billion in 1996. Operating profit of $216.3 million was 11 percent above the prior year's level of $195.2 million after adjustment for certain special income, net of $4.9 million.

All businesses within the segment Chemicals & Polymers, Crop Protection, Specialties and Food Ingredients achieved improved sales and profitability during the year, with the exception of Colors, which continued to be affected by worldwide overcapacity and resultant price competition.

The company's largest business, Chemicals & Polymers,increased sales by four percent to $493.7 million during the year. This growth was lead by rubber chemicals and Paracril nitrile rubber, offset in part by slightly lower sales of Royalene EPDM.

Rubber chemicals benefitted from increased worldwide consumption of rubber in 1996, accompanied by generally firmer prices throughout the year. As the worldwide rubber chemicals industry has undergone recent consolidations of producers, the company has maintained its number two worldwide market share position based on its competitive strengths which include a longstanding history of product innovation, a record of outstanding service to the world's leading producers of rubber products and backward integration in key raw materials used in the company's products.

In 1996, the company built on these strengths by introducing new products, increasing capacity and improving production efficiencies.

New product introductions included Bonding Agent TZ which gained significant interest in applications demanding superior adhesion to brass-coated steel wire used in tires, steel reinforced conveyor belts and radiator hoses, and a new vulcanization accelerator aimed at reducing potentially undesirable nitrosomines generated by traditional chemical agents.

At the Geismar, Louisiana production facility, the company's largest rubber chemicals plant, debottlenecking and process improvement programs lead to significant increases in output utilizing existing capacity. In fact, the Quality Circle team responsible for some of the changes was voted first place winner by the Association for Quality and Participation from among 10,000 members and 4,400 corporations for the team process used to implement the improvements. The Geismar facility also received the 1996 Regional Administrator's Environmental Excellence Award from the Federal Environmental Protection Agency for its non-hazardous deep-well injection program and the State of Louisiana's 1997 Governor's Award for outstanding achievement for pollution prevention.


photo caption
Paracril(R) nitrile rubber's excellent oil-resistant properties ensure consistent performance of cables and hoses in engine compartments.

Consistent with the company's global manufacturing and technical service strategy, at mid-year, Uniroyal Chemical started up a joint venture facility in Thailand to produce antiozonants for the growing markets in Southeast Asia.

The growth outlook for the worldwide rubber chemicals industry varies by geographic region. In North America, growth is expected to remain at historic rates about equal to GDP growth through the end of the decade. Significantly faster growth is expected in Asia/Pacific and Latin America.

In the EPDM polymer business the company's sales in 1996 were slightly lower than the prior year. Nevertheless, Uniroyal Chemical maintained its position as the leader in North America and the third largest producer in the world. Sales and pricing weakened over the year in anticipation of new U.S.-based capacity scheduled to begin production in the first half of 1997. Key markets for Uniroyal Chemical's EPDM include single ply roofing and automotive parts.

The company has been a technology pacesetter in the industry, maintaining low-cost production and introducing innovative Royalene EPDM products on an ongoing basis since 1964. In fact, approximately 45 percent of current Royalene EPDM sales derive from products developed by the company within the last five years. Among the innovative new products successfully introduced in 1996 were RoyalEdge polymers specially designed to incorporate in a single polymer multiple grades of EPDM meeting a variety of properties such as high abrasion resistance and a smooth surface for automotive door seal sponges. Royalene LVEP, a new family of low viscosity EPDM polymers, is also finding specialty applications in mechanical goods and plastics modification.

On the technology front, a new pilot facility to prove out metallocene catalyst-based technology began operations in 1996. Production from this facility is expected to be commercialized by the end of 1997 and will give the company opportunities to expand use of EPDM into applications not currently served. The company is a pioneer in producing liquid EPDM using metallocene technology, introducing its new product, Trilene, in 1988 for highly specialized applications in products such as lubricants, sealants and coatings.

The EPDM industry has grown at an annualized rate of approximately four percent over the last five years. New product applications, new process technology and expanded markets are expected to sustain this growth rate over the next five years. The Uniroyal Chemical operation will continue to participate in this growth and maintain its leading market positions, supported by its proven technology, high levels of customer service and distribution strengths.

The third product line within the company's chemicals and polymers business, Paracril nitrile rubber(NBR), had strong sales growth in 1996 as a result of the acquisition of Negromex's NBR business in Mexico, in 1996, increasing Uniroyal Chemical's capacity by nearly 30 percent. The Negromex facility utilizes Uniroyal's process technology and augments its existing production in Painesville, Ohio. It also enhances the company's ability to service international customers demanding the consistent quality and performance of Paracril NBR, widely used in oil resistant applications such as automotive hoses, seals and rings.

The company is confident that continuing customer acceptance of the nitrile rubber produced at the new Mexican facility, combined with process efficiency improvements implemented in 1996, will assure strong growth of its Paracril business.

photo caption
Royalene(R) EPDM's natural ability to withstand harsh weather makes it an outstanding choice for use in single-ply roofing membranes.

photo caption
Rubber chemicals used in the production of tires assure resistance to ozone, oxygen, light and heat degradation.

Crop Protection
"With our strategy of marketing a diverse but select line of crop protection products which improve yields on more than 400 crops in 82 countries, we will see ongoing gains in our business."
Alfred F. Ingulli
Executive Vice President
Crop Protection
Uniroyal Chemical Company,  Inc.

The Crop Protection business of Crompton & Knowles, consisting of insecticides, fungicides, plant growth regulants, herbicides and seed treatment chemicals and equipment marketed under the Uniroyal Chemical and Gustafson brand names, had an excellent year in 1996, reporting its 10th consecutive year of record sales and the 13th consecutive year of record profits. 1996 sales for the business were $353.3 million, eight percent above the prior year.

photo caption
The growing use of genetically engineered seeds is increasing demand for the company's Gustafson seed treatment and equipment to protect seeds from fungus and insect attack.

Crop protection's success in achieving these record results derived from its strategy of focusing on distinct market niches with a diverse, yet select product lineup used by thousands of farmers growing more than 400 crops in 82 countries around the world. The value of this global strategy was well demonstrated during 1996 as sales declines in certain products were more than offset by gains elsewhere. Sales of the company's proprietary insecticide Dimilin declined in the United States due to reduced cotton acreage and low insect infestation levels, while lower Omite miticide sales reflected regulatory changes. These declines were more than offset by strong sales of other products around the world. These included international sales of Vitavax, a fungicide which is Crop Protection's largest single product; Procure, a foliar fungicide for grapes, apples and pears; Harvade, a defoliant and maturation agent for cotton, flax and sunflowers; Micromite, a citrus miticide; Comite, a miticide for cotton, corn, potatoes and alfalfa; Royal MH-30, a desuckering agent for tobacco and a sprout inhibitor for onions and potatoes; and Pantera, a post-emergent grass herbicide.

photo caption
Farmers around the world achieve superior crop yields by using the company's proven crop protection chemicals.

photo caption
Cotton producers around the world have come to depend on Comite(R) and Dimilin(R) to protect their crop from harmful mites and insects, and during havest they use Harvade(R) defoliant to increase quality and harvest efficiency.

Sales growth was also reinforced by the introduction of new products such as Topcide, an insecticide specially designed for use in greenhouses, and Adept, an insect growth regulator used in ornamental production. Late in the year, the company also announced a new, broad-spectrum acaricide based on novel chemistry and developed in its own laboratories, for use on apples, citrus and tea crops. Code-named D-2341, the new product will be first commercialized in Japan, the largest potential market, by a licensed partner starting in 2001.

International sales of crop protection products accounted for a record 50 percent of sales in 1996, with notable strength in the Europe/Africa, Latin America and Asia/Pacific regions.

The company's seed treatment business also had an excellent year with significantly higher sales and improved profitability. North American seed treatment and equipment operations, conducted under the Gustafson brand name, grew strongly. Contributing to Gustafson's growth was Gaucho(R), an innovative seed treatment insecticide in its first full year of commercial introduction which is rapidly gaining acceptance as a seed treatment due to its lower labor intensity, safety in use, efficacy and significantly lower application rates. Raxil(R), another seed treatment fungicide, was introduced in 1996.

The company's international seed treatment operations grew substantially in 1996, especially Europe, Latin America and Australia.

Crompton Knowles' strategy in the Crop Protection business will continue to be to develop its own proprietary products, license new products from third parties for exclusive marketing and sales through Uniroyal Chemical's existing distribution network, and to acquire available unique technology or products which would reinforce or broaden the company's niche market positions.

In the worldwide seed treatment business, the company uses many of its own specialized products to serve specific market segments. However, recognizing the diverse needs of its broad agricultural customer base, the company also seeks out the latest and best available third party technology and compounds to deliver optimum efficacy in all applications.

The strong worldwide demand for raising agricultural production through the application of improved technology presents Crompton & Knowles with numerous opportunities for continued growth of its global Crop Protection business. The acceptance of integrated pest management will continue to reduce the use of many chemicals by farmers, but at the same time will increase the need for highly specialized crop protection chemicals applied at very low concentrations-grams, rather than kilograms per acre-to protect seeds, and plants, and to assure improved yields. The company's product portfolio is particularly compatible with integrated pest management. Similarly, the development of new sophisticated and increasingly valuable genetically engineered seeds will require the use of seed treatment chemicals to guarantee germination and stand establishment for growth into productive plants.

In total, while worldwide demand for crop protection products and services is expected to continue to grow at approximately three percent a year, the specialized niche market-driven nature of Crompton & Knowles' business can be expected to enable it to continue to maintain its leadership positions in many market segments and to outpace the industry's growth rate for the foreseeable future.

photo caption
Agricualtural chemicals used on a wide range of high-value fruit and vegtable crops such as grapes, tomatoes, and apples help growers produce higher yields and more marketable produce.

photo caption
Serving the expanding ornamental plant market with growth regulants such as B-Nine(R) and Bonzi(R) provides excellent growth opportunities.

C&K Colors
"High levels of technical service and quality have enabled us to secure premier positions in chosen niche markets even as the dyes industry undergoes worldwide restructuring."
Edmund H. Fording, Jr.
President
Crompton & Knowles Colors Incorporated

The Colors business of Crompton & Knowles recorded sales of $271.1 million in 1996, a decline of five percent from the prior year, as the worldwide dyes industry continued to be affected by overcapacity, competitive pricing of dyes, and weak demand for apparel in major markets in the United States and Europe.

In the United States, Crompton & Knowles maintained its position as a leading supplier despite difficult market conditions. This was accomplished by rededicating the company's Colors operation to its long standing principles of satisfying the market's need with quick customer response, efficient production, quality products and strong technical service.

The effectiveness of this consistent strategy was dramatically confirmed in an industry-wide survey conducted by an independent organization comparing the leading suppliers of dyes in the United States based on responses from major textile customers. Crompton & Knowles was highly rated as a leader in all categories, with a particularly strong showing in the "Best Value" category, which asked customers to name the supplier providing the best combination of product quality, price and service. Of utmost importance also was the recognition of Crompton & Knowles' stability and commitment to the dyes industry.

The company's long-term commitment to value guided its actions in 1996 as it countered weak industry fundamentals with actions programmed to build on its proven market strengths.

To deliver quality products the company broadened its offerings in key market segments characterized by growth and its own competitive advantage. In the carpet industry, where Crompton & Knowles is a leading supplier and experienced growth during 1996, it added several key products during the year. These included new liquid dyes for carpet producers with continuous production processes seeking ease of application and reproducibility of shade. For use on wool and nylon, the company introduced a new high light fast dye range that applies to both residential and commercial uses, based on the company's proprietary Intralan pre-metallized dye technology. These new dyes have also been introduced for use on nylon apparel.

Dyeing of nylon, a specialized technology developed by Crompton & Knowles simultaneously with the invention of nylon fiber, continued to present growth opportunities in 1996. New wet fast acid dyes responded to growth in the athletic activewear and swimwear sectors of the apparel industry. In total, apparel, which accounts for approximately 50 percent of the company's dyes sales, had lower demand and resulted in dyes sales declines during 1996.

photo caption
Increased production and marketing of dyes for non-apparel applications such as leather, as well as paper and inks, continue to present the company with growth opportunies.
photo caption
Fashion apparel and hosiery producers turn to Crompton &
Knowles Colors as "Best Value" supplier of dyes providing the best combination of product quality, price and service.

For the growing home furnishings and industrial apparel continuous dyeing industry, producing textiles for toweling, sheeting, uniforms and other applications utilizing fast-speed high volume dyeing processes, a new color palate of liquid reactive and disperse dyes enabled the company to increase its participation and to grow sales.

New quality products serving the paper industry reinforced the company's strong performance in its industrial products area. New colors and expanded product lines also increased business in specialized soluble dyes for the wood stain and ink industries.

To support the value of new products, the company continued in 1996 to partner with its customers and suppliers in researching and developing the most efficient processes and systems for the production and application of dyes. Rationalization of the product line with a tight focus on customer needs, combined with a strategy of capital spending specifically targeted on profit improvement projects and debottlenecking to make specialty products, has made Crompton & Knowles the most cost competitive producer in North America. Operating rates at the company's facilities remained high during the year even as debottlenecking resulted in higher throughput rates.

The third element in the "Best Value" equation, service, continued to be an area of focus for the company. In recent years the company has successfully installed new computerized order entry and tracking systems tied into production planning to assure the best possible customer service, distribution and delivery. To further strengthen the technical service capabilities of its sales force, in 1996 the company created a new team of Technical Demonstrators who do on-site problem solving at customer locations and run product trials at the company's own laboratories.

International Colors operations suffered from the same demand and pricing issues faced by the company in the United States. In Europe, some of these negative effects were offset by an increase in the percent of sales made direct to major customers, in lieu of dealing primarily through agents and distributors. In Asia, sales grew during 1996 in specialty applications in the more developed markets like Taiwan, Korea, Hong Kong and Japan.

To increase strategic coordination and effectiveness the company's worldwide Colors operations have been consolidated into a single business, while the regional activities outside the United States will benefit from consolidation with Uniroyal
Chemical administrative functions.

Crompton & Knowles Colors continues to maintain strong positions in its chosen markets despite negative industry-wide pressures. Trends such as increased apparel imports to the United States from Mexico, using textiles produced and dyed in the United States, will continue to partially offset high textile imports from China and elsewhere in the Pacific region. Nevertheless, the fundamentals of the dyes industry will improve only when the ongoing consolidations of major dyes producers result in a worldwide reduction of production capacity and improved pricing. The company is well positioned to benefit quickly from these events and to resume growth in both sales and profitability over the long term.

photo caption
The recent introduction of specialized dyes for the continuous dyeing market-serving the towel, linen, sheet and industrial apparel industries- has delivered strong sales growth.

photo caption
A strong market position in dyes for home furnishings, including carpeting, draperies and upholstery fabics, has enabled the company's Colors operations to grow sales in this sector.

Specialties
"Our ability to quickly respond to customers' changing requirements with our performance-enhancing specialty products will drive our growth in the global marketplace."
William A. Stephenson
Executive Vice President
Specialties
Uniroyal Chemical Company, Inc.

Sales for the company's Specialties business, including lubricant and polymer additives, intermediates and urethane prepolymers, increased seven percent, to $296.6 million in 1996, as a result of effective marketing, enhanced global presence, increased production and the introduction of new products.

During the year the Uniroyal Chemical business reinforced its position as the world's leading producer and marketer of high performance liquid castable urethane prepolymers. Marketed under the Adiprene and Vibrathane brand names, these prepolymers have gained growing acceptance as the product of choice for use in fabricated parts such as solid industrial tires, mining equipment, printing rolls, sports equipment, and numerous other specialized applications requiring high abrasion resistance and toughness.

photo caption
Increased demand for fuel efficiency and longer equipment life continues to raise consumption of the company's proprietary lubricant additives such as Synton(R) PAO and Nauglube(R) antioxidants which prolong the service life of a broad range of lubricating fluids.

The company's 1996 sales growth of urethane prepolymers was especially strong in international markets. Global marketing programs supported by increased local technical resources have delivered on growing opportunities in Europe, Asia and Latin America. Slower growth of the in-line skate market in the North American market has been offset by new market opportunities that have developed as higher performance wheels have gained popularity.

Such shifts in market requirements have kept Uniroyal Chemical in the forefront with its customers as it has developed new or improved prepolymers, applications and processing technologies. The company produces and tests as many as 100 experimental applications a year in its laboratories resulting in a 10 to 15 percent annual expansion of its product line with new prepolymer formulas designed to solve specific customer problems. New-urethane technologies developed within this program include Ribbon Flow systems which can be efficiently applied to exterior surfaces of industrial rolls; Solithane systems which cure at room temperatures; and coatings which meet increasingly restrictive codes regulating volatile organic hydrocarbon emissions.

photo caption
Producers of petrochemicals such as styrene, acrylics and other monomers increasingly use the company's Naugard polymerization inhibitors to prevent polymer formation during manufacturing.

On a broader scale, during 1996 the company introduced several new products, and broadened its offerings of low free isocyanate prepolymers which offer improved customer processability and higher performance in the finished product, while improving workplace safety. Increased production capacity at the company's facility in North Carolina enabled it to meet the growing demand for its low free isocyanate urethane products.

In the specialty additives market, lubricant additives, including antioxidants and synthetic fluids which prolong the service life of automotive and industrial lubricants, achieved strong gains in 1996. Synton PAO, a synthetic fluid developed in the company's laboratories, and used in automotive gear oils, remained in high demand through the year as production capacity was expanded significantly at the company's Canadian facility.

Sales of Naugalube amine and phenolic antioxidants to the lubricants market continued to increase in 1996. Uniroyal Chemical achieved share gains in all geographic regions as a result of its position as the world's largest producer of diphenylamine, global antioxidant manufacturing strategy, and customer-oriented new product development.

For the plastics industry, Uniroyal Chemical offers a broad range of plastics additives. These inhibitors, modifiers and stabilizers improve the processability and performance of plastic resins. Plastics additives delivered another year of strong customer satisfaction, as evidenced by good sales growth.

Contributing to this performance was the global growth of polymerization inhibitors produced for the world's major petrochemical manufacturers to inhibit the adverse formation of polymers in the purification of styrene monomer. Enhancing the company's premier position in this market, a new generation inhibitor Naugard SFR was introduced to immediate acceptance by the industry.

Plastics antioxidants, which provide protection against oxygen and heat degradation, had higher sales during the year, as did polymer modifiers, which increase the strength and durability of engineered thermoplastics and polyolefins. Sales of chemical foaming agents also grew around the world as demand for closed cell foam plastic products increased.

The Specialties operations of Crompton & Knowles have maintained a record of steady growth over the years, as sales have increased more than 10 percent annually since 1991. These gains were achieved by the company's innovative research and development-driven response to demand for abrasion-resistant castable urethanes and increased global demand for high-performance products and value-added specialty additives. The increasing demand for more efficient production systems, and higher product performance combined with stricter environmental standards are expected to provide opportunities for Crompton & Knowles to continue to deliver outstanding growth.

photo caption
Speedy introduction of customer-responsive products for new applications have made the company the world's leading producer of castable urethane prepolymers for solid industrial wheels such as those used on roller coasters.

photo caption
Skaters around the world take for granted the abrasion resistance of the company's Adiprene(R) and Vibrathane(R) castable urethane prepolymers used in skate wheels, while simultaneously benefiting from the improved performance of safety helmets and pads produced with plasic resins containing the company's stabilizers, polymer modifiers and chemical foaming agents.


Ingredients

"Changing consumer tastes for high value convenience and health conscious foods present us with myriad opportunities to supply food producers with integrated flavor solutions developed in our laboratories."
Rudy M. Phillips
President
Ingredient Technology Corporation

photo caption
Pharmaceuticals producers increasingly depend on the company's ingredients specialist for excipients, coatings, carriers, colors and flavors.

photo caption
Flavors, seasonings, sweetners and colors produced by the company for bakery applications make it a multi-functional ingredient resource for customers.

The Specialty Ingredients business of Crompton & Knowles increased sales by three percent to $104.4 million in 1996.
Profitability also improved from the prior year as a result of tightly focused marketing strategies and consolidation of certain operations.

The company's focus on specialty ingredients-flavors, seasonings, sweeteners, colors and pharmaceutical excipients-for leading national producers of food and pharmaceutical products resulted in notable gains in certain sectors of the market.

The guiding principle for the business continued to be a comprehensive approach to servicing customers with technological breadth including the creation and applications development of innovative and functional flavors, high value flavored seasonings and specialty sweeteners; and pharmaceutical ingredients for a range of significant consumer products.

The growing market for rich authentic savory flavors, which respond to demands by both consumers and institutional food service suppliers for more tasty "homemade" meals conveniently packaged for quick and easy preparation, provided numerous opportunities for Crompton & Knowles in 1996. Reaction compounded flavors, using technology developed in the company's laboratories combining flavored ingredients and seasonings, enhance the appearance, mouth feel, aroma and taste of foods as diverse as sauces; meats; rice, potato and pasta side dishes; and the full range of snacks. Applications for rich, authentic savory flavors have increased as food marketers have broadened their offerings of microwaveable and calorie-conscious, lower-fat foods for the home. Similarly, food service manufacturers operating cafeterias, fast food chains, popular restaurants and institutional kitchens increasingly use higher value savory ingredients to enhance the eating experience of food served away from the home.

According to Prepared Foods magazine reporting on new product tracking, 12,431 new products were introduced by food processors in the United States through November of 1996. Introductions were high, though off 20 percent from 1995 as consolidations in the food industry continued to impact the market timing of new products.

Specialty sweeteners, a North American market segment lead by Crompton & Knowles, remained a mainstay for the company in 1996. Sweetener systems including molasses, honey, malt syrups and specialty sweeteners used for bakery, cereal and confectionery applications to impart flavor and texture, or to naturally improve humectancy or antioxidant qualities, increased sales during the year.

photo caption
Specialty food ingredients optimize taste, aroma, mouthfeel and appearance for today's fast changing consumer market.

The company's flavored seasonings business experienced improved demand in 1996 as food producers continued to respond to consumer preferences for foods with a Southwestern flavor. These include hot/spicy, salsa and barbecue flavors applied to snack foods such as chips and pretzels, especially the new baked or lower fat snacks.

Pharmaceutical ingredients continued its domestic growth in 1996 and benefited from a continuing reciprocal marketing arrangement with DMV International to serve markets overseas. Pharmaceutical coatings, colors, excipients and flavors made by the company are used in prescription and over-the-counter drugs and nutritional supplements.

At mid-year Crompton & Knowles completed a strategic review of the Specialty Ingredients business, and has restructured it to improve its long-term profitability. To improve efficiencies, two facilities are being closed and production is being consolidated into existing facilities. Research and development activities have been more clearly focused to offer higher value, integrated flavor systems and ingredient "building blocks" to customers on a more timely basis consistent with the accelerated timetables in today's consumer markets


Davis-Standard
"Our enhanced market positions will benefit us in 1997 as utilization rates of existing plastics processing equipment rises and worldwide consumption of plastic resins continues to increase."
Robert W. Ackley
President
Davis-Standard Corporation

Specialty Process Equipment & Controls Segment

Sales of specialty process equipment & controls increased by two percent to $284.9 million in 1996, while operating profit declined to $23.4 million from a record $40.2 million in 1995.
The results primarily reflect an industry-wide decline in demand for plastics processing equipment offset in part by an acquisition which increased the company's revenues in the international arena.

Although consumption and processing of plastics remained at record levels during the year, North American processors of plastics equipment orders slowed in 1996 as the industry focused on increasing utilization rates of the large number of new extrusion systems acquired over the prior two years.

As the leading producer of single screw plastics extrusion equipment and related systems for the plastics processing industry in North America, the Davis-Standard subsidiary of Crompton & Knowles was significantly impacted by these events. Weak industry-wide demand not only reduced unit sales, but resulted in lower selling prices and weaker margins. Nevertheless, Davis-Standard was able to maintain its leading market position in North America and continued its strategy of leading technological change in the industry and broadening its product line through niche acquisitions.

New products introduced by the company included a new die for CPVC pipe extrusion, designed to eliminate burning and to double the output rate achieved on similar industry systems. The new IL-P Die is capable of producing in excess of 600 pounds of 1/2 inch CPVC pipe per hour on a dual extrusion line.

photo caption
The health care industry has come to depend on precise multilumen tubing, blood bags and IV bags produced on the company's medical products extrusion systems.

photo caption
High-speed plastics extrusion systems manufactured by the company produce tubing for fiber optic cable at speeds of up to 750 feet per minute.

Utilizing the latest Windows NT technology from the Microsoft Corporation, Davis-Standard introduced a new superior gauge thickness control system for use by all sheet, cast film and extrusion coating processors. The "real time" control combines into a centralized processing system three proprietary technologies developed and proven by the company in separate applications to improve quality.

For blown film lines, where the company is a leading equipment supplier, new oscillating nips have enabled customers to achieve higher rates of quality output by limiting the circumference variation of 30-inch rolls of film to less than two millimeters.

In response to a trend in the industrial blow molding industry toward large parts manufacturing, Davis-Standard in 1996 augmented its existing blow molding product line with the acquisition of the Hartig line of blow molders. These high technology systems can efficiently produce large blow molded automotive components, industrial containers and outdoor products. The acquisition also expands the company's extrusion equipment offerings for the production of carpet backing, fishing line and non-woven products such as diaper material.

International sales accounted for 43 percent of Davis-Standard revenues in 1996. The largest single contributor to this near-doubling of international sales, from 25 percent of sales in 1995, was the acquisition of Klockner ER-WE-PA GmbH, a leading producer of extrusion coating, cast film and plastics extrusion equipment based in Germany.

The additional 1996 sales revenues from ER-WE-PA more than offset the sales decline experienced in North America. However, costs associated with restructuring the business resulted in losses from this operation. The acquisition is a key element in the company's strategy to broaden its plastics extrusion systems sales. The ER-WE-PA facility, combined with the company's facility in France, gives Davis-Standard the platform to provide customer service and technical support for existing and new customers in Western, Central and Eastern Europe.

To further leverage its broad product range with plastics processors in Europe, the company began manufacturing its Killion precision laboratory and medium sized extruders at the French facility. Repiquet handles all local sales, service and technical support for the Killion line of equipment.

The segment's equipment order backlog at the end of 1996 was $92 million.

Crompton & Knowles is encouraged about the outlook for its Davis-Standard equipment business in 1997 and over the long term by market factors such as rising capacity utilization rates of existing extrusion equipment and growing worldwide plastic resin consumption. Positive internal developments include: enhanced competitive market positions and efficiency improvement programs in the acquired European operations, as well as at existing operations in the United States. Together, these trends and programs will positively affect anticipated performance.

photo caption
The conversion of plastic resin into many products used by consumers around the world begins with processing through extrusion systems.

photo caption
Davis-Standard's industrial blow molding systems are used world-wide to produce non-disposable plastic products such as children's playthings.

photo caption
As a leading suppliers of extrusion systems used to produce sheet and shaped parts, Davis-Standard benefits from increased consumption of plastics in automotive applications.


Financials
[C&K logo]

Mangement's Discussion and Analysis of Financial Condition and
Results of Operations 18
Consolidated Financial Statements 22
Notes to Consolidated Finacial Statements 26
Responsibiity for Financial Statements 36
Independent Auditors' Report 36
Five Year Selected Financial Data 37
Board of Directors 38



Management's Discussion and Analysis of Financial Condition and
Results of Operations

Financial Condition and Liquidity

Merger
On August 21, 1996, the Company merged with Uniroyal Chemical Corporation ("Uniroyal") in a common stock transaction that was accounted for on a pooling-of-interests basis. Accordingly, the consolidated financial information for all periods presented include the combined accounts and results of operations of both the Company and Uniroyal.

Liquidity and Capital Resources
The Company's merger with Uniroyal resulted in combined total debt and stockholders' deficit at December 28, 1996 of $1.1 billion and $96 million, respectively. The Company's debt to total capital percentage was 110%, up from 106% on a combined basis at year-end 1995. The Company's liquidity needs including debt servicing are ultimately expected to be financed from operations.

In connection with the merger, the Company entered into a revolving credit agreement ("Agreement") in the amount of $530 million. Borrowings under the Agreement included $300 million available to the Company for working capital and general corporate purposes, $150 million available to Uniroyal Chemical Company, Inc. (a wholly-owned subsidiary of Uniroyal) for working capital and general corporate purposes and $80 million available for borrowings by the European subsidiaries of the Company. The Agreement extends through August 2001 and is secured, in the case of Uniroyal Chemical Company, Inc.'s domestic borrowings, by a security interest in its domestic accounts receivable and inventory. The Agreement calls for interest based upon various options including a spread over LIBOR that varies according to certain debt ratios of the Company for the trailing four quarters and is currently at .875% over LIBOR. Borrowings under the Agreement amounted to $179.5 million at December 28, 1996 and bore a weighted average interest rate of 6.8%.

The December 28, 1996 working capital balance of $384.8 million increased $108.4 million from the December 30, 1995 balance of $276.4 million, while the current ratio increased to 2.1 from
1.7. Both increases are primarily attributable to the reduction in notes payable and current debt installments. Days sales in receivables increased to 55 days in 1996 from 50 days in 1995. The increase was primarily attributable to increased foreign sales which generally have longer payment terms. Inventory turnover averaged 3.2 in 1996 compared to 3.3 in 1995.

Cash flows from operating activities of $95.4 million decreased $11 million from $106.4 million in 1995 primarily as a result of merger and related costs totalling $68.1 million on an after-tax basis. Net cash provided by operations and proceeds from the sale of treasury stock were used principally to finance acquisitions, fund capital expenditures, reduce indebtedness and pay cash dividends. The current dividend payout has been reduced to $.05 per share payable annually in May.

Capital expenditures in 1996 were unusually low at $39.2 million, down from $87.7 million in 1995. Capital expenditures in 1995 included significant expenditures to expand capacity primarily for new products. Capital expenditures are expected to approximate $60 million in 1997 primarily for replacement needs and improvement of domestic and foreign operating facilities.

International operations
The stronger U.S. dollar exchange rate versus the international currencies in which the Company operates accounted for the unfavorable adjustment of $13.4 million in the accumulated translation adjustment account since year-end 1995. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations. The net asset value of foreign operations amounting to $223.5 million is not currently being hedged with respect to translation in U.S. dollars.

The Company operates on a worldwide basis and exchange rate disruptions between the United States and foreign currencies are not expected to have a material effect on year-to-year comparisons of the Company's results of operations. Cash deposits, borrowings and forward exchange contracts are used periodically to hedge fluctuations between the U.S. and foreign currencies if such fluctuations are earnings related. Such hedging activities are not significant in total.

Environmental Matters
The Company is involved in claims, litigation, administrative proceedings and investigations of various types in several jurisdictions. A number of such matters involve claims for a material amount of damages and relate to or allege environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury. The Company and some of its subsidiaries have been identified by Federal, state or local governmental agencies, and by other potentially responsible parties (each a "PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or comparable state statutes, as a PRP with respect to costs associated with waste disposal sites at various locations in the United States. In addition, the Company is involved with environmental remediation and compliance activities at some of its current and former sites in the United States and abroad.

Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. Based on current information and analysis, the Company recorded a special provision in the amount of $30 million during the third quarter of 1996 for environmental remediation activities. As of December 28, 1996, the Company's reserves for such environmental liabilities totaled $96.2 million. These estimates may subsequently change should additional sites be identified, further remediation measures be required, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

The Company intends to assert all meritorious legal defenses and all other equitable factors which are available to it with respect to the above matters. The Company believes that the resolution of these environmental matters will not have a material adverse effect on the consolidated financial position of the Company. While the Company believes it is unlikely, the resolution of these environmental matters could have a material adverse effect on the Company's consolidated results of operations in any given year if a significant number of these matters are resolved unfavorably.

Operating Results-1996 as Compared to 1995

Overview
Consolidated net sales increased 3% to $1.8 billion from $1.74 billion in 1995. The increase was primarily attributable to the impact of acquisitions (+5%) offset in part primarily by unit volume. The acquisitions include primarily the worldwide crop protection business of Solvay Duphar B.V. acquired in March of 1995 and the extrusion machinery business of Klockner ER-WE-PA GmbH acquired in January of 1996. International sales, including U.S. exports, increased as a percentage of total sales to 40% from 35% in 1995.

The net loss for 1996 was $22.5 million, or 31 cents per common share, compared to earnings of $131.6 million, or $1.99 per share, in 1995. Before after-tax merger and related costs of $68.1 million, a special charge for environmental costs of $18.5 million and an extraordinary charge of $.5 million, net earnings were $64.6 million, or 90 cents per share, in 1996, compared with adjusted earnings of $56.6 million, or 85 cents per share, in 1995. The adjusted 1995 results exclude $78.9 million of a special tax credit, an extraordinary charge of $8.3 million and other special income, net of $4.4 million. Average shares outstanding in 1996 were 72 million compared with 66.3 million in 1995.

Gross margin as a percentage of net sales increased slightly to 35.1% from 34.9% in the prior year before certain special income of $9.9 million in 1995. Consolidated operating profit, before merger and related costs of $85 million and a special charge for environmental costs of $30 million, increased 3% to $218.6 million from $213.2 million in the prior year before certain special income, net of $4.9 million in 1995. The specialty chemicals segment rose 11% (as adjusted for special income in 1995) and the specialty equipment and controls segment decreased 42%.

Specialty Chemicals
The Company's specialty chemicals segment sales of $1.52 billion increased 4% from 1995. The increase is primarily attributable to the impact of acquisitions (+2%) and improved pricing. An analysis of sales by major product class within the specialty chemicals segment follows.

Chemicals and polymers sales of $493.7 million increased 4% from 1995 primarily attributable to improved selling prices in rubber chemicals and increased unit volume for nitrile rubber, partially offset by lower unit volume and pricing in the EPDM business.

Crop protection sales of $353.3 million increased 8% compared to 1995 primarily attributable to the acquisition of the crop protection business of Solvay Duphar B.V. in March of 1995. Lower insecticide sales due to lower U.S. infestation levels and regulatory actions relative to Omite registrations in the U.S. were offset primarily by increases in international sales and sales of seed treatment products.

Specialties sales of $296.6 million increased 7% versus 1995 primarily attributable to higher unit volume and improved pricing of urethane prepolymers and unit volume increases in lubricant additives and other specialty chemicals.

Colors sales of $271.1 million decreased 5% from 1995 primarily attributable to lower selling prices of approximately 3% and lower unit volume. The lower unit volume was primarily in apparel dyes which account for approximately 50% of the business.

Specialty ingredient sales of $104.4 million increased 3% versus
1995 primarily attributable to increased unit volume.

Operating profit of $216.3 million increased 11% from $195.2 million in the prior year before certain special income, net of $4.9 million in 1995. The improvement in operating profit resulted primarily from improved pricing and the impact of acquisitions.

Specialty Process Equipment and Controls
The Company's specialty process equipment and controls sales of $284.9 million represent a 2% increase from 1995. Approximately 20% was attributable to the incremental impact of acquisitions, primarily Klockner ER-WE-PA GmbH, offset partially by 16% lower unit volume reflecting primarily reduced domestic demand for extrusion systems and 2% lower pricing.

Operating profit decreased 42% to $23.4 million from $40.2 million in 1995 primarily due to lower selling prices and lower unit volume in the domestic business. The equipment order backlog at the end of 1996 totalled $92 million (including $21 million from 1996 acquisitions) compared to $72 million at the end of 1995.

Other
Selling, general and administrative expenses increased 3% due primarily to the impact of acquisitions and inflation offset in part by the cost reduction program charge of $5 million in 1995 and the benefits of that program in 1996. Depreciation and amortization of $82.6 million increased 3% compared to 1995 primarily as a result of a higher asset base including acquisitions. Research and development cost of $52.4 million increased 5% versus 1995 primarily as a result of the impact of acquisitions and inflation.

Interest expense of $114.2 million decreased 7% from 1995 primarily due to lower levels of indebtedness. Other income of $1.3 million in 1996 decreased $1.4 million versus 1995 primarily due to lower interest income and special licensing income in 1995. The effective tax rate, excluding the impact of merger and related costs ($68.1 million after-tax) and a special charge for environmental costs ($18.5 million after-tax), was 38.9% versus 38% in the prior year before special tax credits of $78.9 million in 1995.

Operating Results-1995 as Compared to 1994

Overview
Consolidated net sales increased 14% to $1.74 billion from $1.54 billion in 1994. The increase was primarily attributable to the impact of acquisitions (+6%) and the balance primarily due to higher unit volume. The acquisitions include primarily the worldwide crop protection business of Solvay Duphar B.V. acquired in March of 1995 and foreign and domestic extrusion machinery businesses acquired during 1995 and 1994. International sales, including U.S. exports, increased as a percentage of total sales to 35% from 34% in 1994.

Net earnings for 1995 were $131.6 million, or $1.99 per share, compared to a net loss of $162.9 million, or $2.67 per share, in 1994. Before a special tax credit of $78.9 million, an extraordinary charge of $8.3 million and other special income, net of $4.4 million, net earnings were $56.6 million, or 85 cents per share, in 1995, compared with adjusted earnings of $34.5 million, or 57 cents per share, in 1994. The adjusted 1994 results exclude the after-tax impact of the write-off of certain intangible assets of $162.5 million and a special tax provision of $34.9 million. Average shares outstanding in 1995 were 66.3 million compared with 60.9 million in 1994.

Gross margin as a percentage of net sales decreased to 34.9% (as adjusted for certain special income of $9.9 million in 1995) from 36.7% in 1994. The decrease was primarily attributable to higher raw material costs and lower margin product mix. Operating profit of $213.2 million, before certain special income, net of $4.9 million in 1995, increased 11% from $192.4 million in 1994. The 1994 operating profit excludes the write-off of intangible assets in the amount of $191 million. The increase in operating profit was due to an 8% increase in the specialty chemicals segment and a 29% increase in the specialty process equipment and controls segment.

Specialty Chemicals
The Company's specialty chemicals segment reported sales of $1.46 billion representing a 9% increase from 1994 primarily attributable to the incremental sales from acquisitions and higher unit volume. An analysis of sales by major product lines within the specialty chemicals segment follows.

Chemicals and polymers sales of $476.6 million increased 8% from 1994. Rubber chemical sales in 1995 increased in all geographic regions except Latin America. The increase was primarily attributable to increased unit volume. Sales increased in both the nitrile rubber and EPDM businesses primarily due to improved pricing.

Crop protection sales of $326 million increased 22% versus 1994 with 10% due to the acquisition of the worldwide crop protection business of Solvay Duphar B.V. and the remainder due primarily to higher unit volume across all product lines particularly fungicides, insecticides and seed treatment sales.

Specialties sales of $276.7 million increased 18% from 1994 primarily attributable to higher unit volume and improved pricing of urethane prepolymers and higher unit volume primarily in chemical intermediates, polymerization inhibitors and plastic additives.

Colors sales of $284 million decreased 4% versus 1994 attributable to lower selling prices of 5% offset in part primarily by foreign currency translation.

Specialty ingredient sales of $101.6 million increased 5% compared to 1994, reflecting primarily increased unit volume.

Operating profit of $195.2 million increased 6% from $184.5 million in 1994. The operating profit in 1995 excludes certain special income, net of $4.9 million while the operating profit in 1994 excludes a write-off of intangibles of $191 million. The improvement in operating profit resulted primarily from an increase in unit volume, improved pricing and the impact of acquisitions.

Specialty Process Equipment and Controls
The Company's specialty process equipment and controls segment reported sales of $279.9 million representing an increase of 43% from 1994. Approximately 27% of the sales increase was attributable to the incremental impact of acquisitions with the balance primarily from increased unit volume. Operating profit of $40.2 million increased 29% from $31.2 million in 1994. Approximately 11% was attributable to the incremental impact of acquisitions with the balance primarily attributable to unit volume, offset in part by a lower-margin product mix. The equipment order backlog totaled $72 million at the end of 1995 compared to $66 million at the end of 1994.

Other
Selling, general and administrative expenses of $270.3 million increased 13% versus 1994 primarily due to the impact of acquisitions, increased spending to support a higher sales level and a cost reduction program charge of $5 million. Depreciation and amortization of $80.1 million in 1995 decreased 7% from $86.1 million in 1994 primarily due to lower amortization of intangible assets resulting from the write-off of intangibles in 1994. Research and development costs of $50.1 million increased 12% from 1994 primarily attributable to the impact of the acquisitions and increased spending for product development.

Interest expense of $122.4 million decreased 6% from 1994 primarily as a result of a $14.3 million mark-to-market charge in 1994 for an option embedded in an interest rate swap contract offset in part by approximately $5.8 million from the impact of higher rates on the swap contract. Other income of $2.7 million decreased $1.7 million from 1994 primarily due to lower interest income in 1995. The effective tax rate before special tax credits of $78.9 million was 38%, versus 47.8% in 1994 before the write-off of intangible assets ($162.5 million after-tax) and special taxes of $34.9 million. The higher effective tax rate in 1994 was primarily due to higher state income taxes.

Consolidated Statements of Operations
Fiscal years ended 1996, 1995 and 1994

(In thousands of dollars,
except per share data)            1996         1995         1994

Net Sales                   $1,803,969    $1,744,834   $1,536,211
Costs and Expenses
Cost of products sold        1,170,586     1,126,166      972,894
Selling, general and
administrative                 279,812       270,338      240,079

Depreciation and amortization   82,597        80,118       86,139
Research and development        52,359        50,090       44,682
Merger and related costs        85,000             -            -
Special environmental provision 30,000             -            -
Write-off of intangibles             -             -      191,000

Operating Profit               103,615       218,122        1,417
Interest expense               114,244       122,398      130,734
Other income                    (1,285)       (2,736)     (4,361)

Earnings
Earnings (loss) before income
 taxes and extraordinary charge (9,344)      98,460     (124,956)
Provision (benefit) for
 income taxes                   12,710      (41,462)      37,971
Earnings (loss) before
 extraordinary charge          (22,054)     139,922     (162,927)
Extraordinary loss on
 early extinguishment of debt     (441)     (8,279)            -
Net earnings (loss)           $(22,495)    $131,643    $(162,927)

Per Common Share
Earnings (loss) before
 extraordinary charge           $(.31)       $2.11        $(2.67)
Extraordinary loss                   -       (.12)             -
Net earnings (loss)             $(.31)       $1.99        $(2.67)

See accompanying notes to consolidated financial statements
     Crompton & Knowles Corporation and Subsidiaries

Consolidated Balance Sheets
Fiscal years ended 1996 and 1995
(In thousands of dollars,
except per share data)              1996          1995

Assets
Current Assets
Cash                             $21,120        $30,437
Accounts receivable              267,871        271,947
Inventories                      362,349        332,493
Other current assets              90,897         62,152
 Total current assets            742,237        697,029

Non-Current Assets
Property, plant and equipment    497,979        524,463
Cost in excess of acquired net
 assets                          189,012        185,648
Other assets                     227,962        248,705
                              $1,657,190     $1,655,845

Liabilities and Stockholders' Equity

Current Liabilities
Current installments of
 long-term debt                    $731         $11,434
Notes payable                     8,595          93,744
Accounts payable                151,270         144,241
Accrued expenses                143,133         125,063
Income taxes payable             33,214          32,897
Other current liabilities        20,536          13,274
 Total current liabilities      357,479         420,653

Non-Current Liabilities
Long-term debt                1,054,982         974,156
Postretirement health
 care liability                 181,980         184,209
Other liabilities               159,167         136,012

Stockholders' Equity (Deficit)
Common stock, $.10 par value -
 issued 77,237,421 shares
 in 1996 and 76,755,875 in 1995   7,724           7,676
Additional paid-in capital      232,010         227,433
Accumulated deficit           (257,177)        (213,347)
Accumulated translation
 adjustment                    (25,592)         (12,168)
Treasury stock at cost         (48,083)         (62,972)
Deferred compensation           (1,587)          (2,190)
Pension liability adjustment    (3,713)          (3,617)
 Total stockholders' deficit   (96,418)         (59,185)
                            $1,657,190        $1,655,845

See accompanying notes to consolidated financial statements
Crompton & Knowles Corporation and Subsidiaries


Consolidated Statements of Cash Flows
Fiscal years ended 1996, 1995 and 1994

Increase (decrease) to cash
(in thousands of dollars)           1996       1995        1994
 Cash Flows from Operating
  Activities
 Net earnings (loss)           $(22,495)    $131,643   $(162,927)
 Adjustments to reconcile
  net earnings (loss)
  to net cash provided
  by operations:
 Depreciation and amortization    82,597      80,118      86,139
 Write-off of intangible assets        -           -     191,000
 Noncash interest                 16,082      18,781      37,782
 Deferred taxes                  (16,308)    (78,611)     (1,180)
 Changes in assets
   and liabilities:
 Accounts receivable             (9,675)     (53,090)     (8,716)
 Inventories                     (7,033)        (178)    (47,192)
 Other current assets              (614)       2,707       4,329
 Other assets                      (169)       6,067      (1,862)
 Accounts payable and
   accrued expenses              22,548       16,721          20
 Income taxes payable             3,249         (813)        120
 Other current liabilities        2,066       (6,139)      4,755
 Postretirement health care
   liability                     (2,653)      (1,244)     (1,204)
 Other liabilities               27,106       (9,599)     (5,165)
 Other                              652          (15)        819
 Net cash provided by
   operations                    95,353      106,348      96,718

Cash Flows from Investing
   Activities
 Acquisitions                   (15,713)    (108,035)    (19,965)
 Capital expenditures           (39,204)     (87,744)    (52,090)
 Proceeds from sale of assets         -            -      26,006
 Other investing activities       2,689       (7,943)     (8,013)
 Net cash used by
 investing activities           (52,228)    (203,722)    (54,062)
Cash Flows from Financing Activities
 Proceeds from sale of
   common stock, net             14,150      146,626           -
 Proceeds (payments) on
   short-term borrowings       (100,434)      29,976      49,592
 Proceeds (payments) on
   long-term borrowings          55,985     (136,807)     37,040
 Treasury stock acquired              -       (4,296)    (47,647)
 Dividends paid                 (12,967)     (25,217)    (23,309)
 Other financing activities       4,873       (4,493)     (1,373)
 Net cash provided (used) by
   financing activities         (38,393)       5,789      14,303
Cash
 Effect of exchange rates
   on cash                         (573)       (1,154)        713
 Change in cash                   4,159       (92,739)     57,672
 Cash adjustment to conform
   fiscal year of Uniroyal      (13,476)            -           -
 Cash at beginning of period     30,437       123,176      65,504
 Cash at end of period          $21,120       $30,437    $123,176

See accompanying notes to consolidated financial statements
    Crompton & Knowles Corporation and Subsidiaries


Consolidated Statements of Stockholders' Equity (Deficit)
Fiscal years ended 1996, 1995 and 1994

(In thousands of dollars,
except per share data)                  1996     1995     1994

Common Stock
Balance at beginning of year         $7,676     $6,365    $6,382
Stock options, warrants and
  other issuances (481,546 shares in
  1996, 332,530 in 1995 and 182,465
  in 1994)                               48         32        18
Uniroyal sale of common stock
 (12,785,295 shares)                      -      1,279         -
Uniroyal repurchase
 (356,153 shares)                         -          -       (35)
Balance at end of year                7,724      7,676     6,365
Additional Paid-in Capital
Balance at beginning of year        227,433     84,527    86,409
Stock options, warrants and
 other issuances                      5,062        (50)    1,682
Sale of common shares                  (485)         -         -
Uniroyal sale of common stock             -     145,34         -
Uniroyal repurchase of shares             -          -    (2,430)
Return of shares from long-term
 incentive plan trust                     -     (2,391)        -
Issuance under long-term
 incentive plan                           -          -    (1,134)
Balance at end of year             $232,010    227,433    84,527
Accumulated Deficit
Balance at beginning of year       (213,347   (319,773) (133,537)
Net earnings (loss)                 (22,495)   131,643  (162,927)
Adjustment to conform fiscal
year of Uniroyal                    (8,368)          -         -
Cash dividends declared on
common stock ($.27 per share
in 1996, $.525 in 1995, and
$.46 in 1994)                      (12,967)   (25,217)   (23,309)
Balance at end of year            (257,177)  (213,347)  (319,773)

Accumulated Translation Adjustment
Balance at beginning of year       (12,168)    (8,106)   (10,725)
Equity adjustment for
 translation of foreign
 currencies                        (13,424)    (4,062)     2,619
Balance at end of year             (25,592)   (12,168)    (8,106)
Treasury Stock
Balance at beginning of year       (62,972)   (54,213)   (11,278)
Issued, primarily under
 stock options (54,346 shares
 in 1996, 72,729 in 1995,
 and 58,957 in 1994)                   254       340         276
Sale of 1,000,000 common
 shares                             14,635         -           -
Common stock acquired (272,800
shares in 1995 and 2,954,700
in 1994)                                 -   (4,296)     (47,647)
Return of shares from
 long-term incentive
 plan trust (448,000 shares)             -   (4,803)           -
Issuance under long-term
 incentive plan (261,399 shares)         -        -        4,436
Balance at end of year             (48,083) (62,972)     (54,213)
Deferred Compensation
Balance at beginning of year        (2,190) (10,152)      (6,518)
Return of shares from
 long-term incentive plan trust          -    7,194            -
Issuance under long-term
 incentive plan                          -        -       (3,302)
Amortization                           603      768         (332)
Balance at end of year              (1,587)  (2,190)     (10,152)
Pension Liability Adjustment
Balance at beginning of year        (3,617)  (1,903)      (2,681)
Equity adjustment for pension
 liability                             (96)  (1,714)         778
Balance at end of year              (3,713)  (3,617)      (1,903)
Total stockholders' deficit      $ (96,418)$(59,185)   $(303,255)

See accompanying notes to consolidated financial statements
Crompton & Knowles Corporation and Subsidiaries


Notes to Consolidated Financial Statements

Accounting Policies

Business Combination
On August 21, 1996, the Company merged (the "Merger") with Uniroyal Chemical Corporation ("Uniroyal") in a common stock transaction that was accounted for on a pooling-of-interests basis. A total of 23,715,181 shares of the Company's common stock was exchanged for all of Uniroyal's outstanding common and preferred shares. The accompanying consolidated financial statements include the accounts of both companies and all information has been restated to reflect the combined operations of both companies. Because of differing fiscal year ends, the balance sheet for year-end 1995 includes the Company as of December 30, 1995 and Uniroyal as of October 1, 1995. The consolidated statements of operations, cash flows and stockholders' equity (deficit) for 1995 and 1994 reflect the combined results of the Company and Uniroyal for their respective December and September fiscal year ends. The 1996 consolidated statements of operations, cash flows and stockholders' equity (deficit)reflect the combined results of both companies for the twelve month period ended December 28, 1996. Accordingly, Uniroyal's net loss of $8.4 million for its fiscal quarter ended December 31, 1995, has been charged to the accumulated deficit account and Uniroyal's change in cash for such quarter has been reflected as a cash adjustment in the consolidated statements of cash flows. Net sales and net earnings (loss) prior to the combination are as follows:

                       Six months
(In thousands)         June 30, 1996        1995         1994
                         (Unaudited)
Net sales:
Company                     $332,410    $665,513     $589,757
Uniroyal                     597,691   1,079,321      946,454
                            $930,101  $1,744,834   $1,536,211
Net earnings (loss):
Company                      $19,180     $40,493      $50,916
Uniroyal                      25,909      91,150     (213,843)
                             $45,089    $131,643    $(162,927)

Certain amounts in the accompanying consolidated financial statements have been reclassified to conform with the current year presentation.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries. Other companies in which the Company has a 20% to 50% ownership and exercises significant management influence are accounted for in accordance with the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's fiscal year ends on the last Saturday in December for domestic operations and a week earlier for certain foreign operations.

Translation of Foreign Currencies
Balance sheet accounts denominated in foreign currencies are translated generally at the current rate of exchange as of the balance sheet date, while revenues and expenses are translated at average rates of exchange during the periods presented. The cumulative foreign currency adjustments resulting from such translation are included in the accumulated translation adjustment account in the stockholders' equity (deficit) section of the consolidated balance sheets. For foreign subsidiaries operating in highly inflationary economies, principally the Brazilian operations, monetary balance sheet accounts and related revenue and expenses are translated at current rates of exchange while non-monetary balance sheet accounts and related revenues and expenses are translated at historical exchange rates. The resulting translation gains and losses related to those countries are reflected in operations and are not significant in any of the years presented.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($59.2 million in 1996, $57.4 million in 1995 and $56.3 million in 1994) is computed generally on the straight-line method using the following ranges of asset lives: buildings and improvements: 10 to 40 years, machinery and equipment: 3 to 25 years, and furniture and fixtures: 3 to 10 years.

Renewals and improvements which extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over their useful lives or the remaining lease term, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

Inventory Valuation
Inventories are valued at the lower of cost or market. Cost is determined principally using the first-in, first-out (FIFO) basis.

Intangible Assets
The excess cost over the fair value of net assets of businesses acquired is being amortized on a straight-line basis over 20 to 40 years. Accumulated amortization was $36.6 million and $29.6 million in 1996 and 1995, respectively.

Patents, unpatented technology and other intangibles of $94.8 million in 1996 and $111.2 million in 1995, included in other assets, are being amortized principally on a straight-line basis over their estimated useful lives ranging from 6 to 20 years. Accumulated amortization was $108.2 million and $89.0 million in 1996 and 1995, respectively.

Long-Lived Assets
In March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company adopted the new standard in the first quarter of 1996. The effect of the adoption did not materially impact the Company's financial position or results of operations.

The Company evaluates the recoverability of the carrying value of the intangible assets of each of its businesses by assessing whether the projected earnings and cash flows of each of its businesses is sufficient to recover the existing unamortized cost of these assets. On this basis, if the Company determines that any assets have been permanently impaired, the amount of the impaired assets is written-off against earnings in the quarter in which the impairment is determined.

In 1994, the Company wrote off $191 million of intangible assets based on lower estimates of future operating results and cash flows of the Chemicals and Polymer business.

Research and Development
Research and development costs are expensed as incurred.

Income Taxes
A provision has not been made for U.S. income taxes which would be payable if undistributed earnings of foreign subsidiaries of approximately $116.8 at December 28, 1996, were distributed to the Company in the form of dividends, since certain foreign countries limit the extent of repatriation of earnings, while for others, the Company's intention is to permanently reinvest such foreign earnings.

Statements of Cash Flows
Cash includes bank term deposits of three months or less. Cash payments during the fiscal years ended 1996, 1995 and 1994 included interest payments of $100.1 million, $107.9 million and $92 million and income tax payments of $28.7 million, $32.2 million and $40.2 million, respectively.

Earnings Per Common Share
The computations of loss per common share for the fiscal years ended 1996 and 1994 are based on the weighted average number of common shares outstanding amounting to 72,025,840 and 60,907,505, respectively. Common stock equivalents have been excluded because they are antidilutive for such periods. The computation of earnings per share for fiscal year 1995 is based on the weighted average number of common and common equivalent shares outstanding amounting to 66,289,413. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.

Financial Instruments
Financial instruments are presented in the accompanying consolidated financial statements at either cost or fair value as required by generally accepted accounting principles.

Stock-Based Compensation
Effective in 1996, the Company adopted FASB Statement No. 123 "Accounting and Disclosure of Stock-Based Compensation". As permitted, the Company elected to continue to follow the provisions of Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock-based compensation plans. Further information is provided in the footnote on Stock Incentive Plans.

Other Disclosures
Included in accounts receivable are allowances for doubtful accounts in the amount of $7.3 million in 1996 and $6.1 million in 1995. Included in other current liabilities are customer deposits in the amount of $18.7 million in 1996 and $11.3 million in 1995.

Merger and Related Costs
In connection with the merger with Uniroyal, the Company incurred $85 million of merger and related costs. The components of these costs comprise principally severance and other personnel costs of $37.6 million, investment banking fees of $12.5 million, legal fees of $9.7 million, debt related fees of $8.3 million, facility consolidation costs of $6.4 million and other costs of $10.5 million.

Acquisitions
During 1996, the Company acquired Klockner ER-WE-PA, GmbH and the Hartig line of industrial blow molding systems at an aggregate cost of $15.7 million. During 1995, the Company acquired the worldwide crop protection business of Solvay Duphar, B.V., along with five smaller acquisitions, at an aggregate cost of $108 million. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of purchase price over fair value of net assets acquired in the amount of $34.9 million, is being amortized from 20 to 40 years. The operating results of each acquisition are included in the consolidated statement of operations from the dates of acquisition.


Inventories
(In thousands)                  1996           1995

Finished goods              $242,587       $218,440
Work in process               44,445         37,753
Raw materials and supplies    75,317         76,300
                            $362,349       $332,493

Property, Plant and Equipment
(in thousands)                  1996           1995

Land and improvements        $30,290        $31,399
Buildings and improvements   159,893        141,259
Machinery and equipment      628,378        564,563
Furniture and fixtures        25,979         26,369
Construction in progress      29,173         71,955
                             873,713        835,545
Less accumulated
  depreciation               375,734        311,082
                            $497,979       $524,463

Leases
The future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year (as of December 28, 1996) total $47.7 million as follows:
$12.2 million in 1997, $11.4 million in 1998, $10.4 million in 1999, $7.7 million in 2000, $2.5 million in 2001 and $3.5 million in later years. Total rental expense for all operating leases was $16.6 million in 1996, $14.7 million in 1995 and $13.5 million in 1994.

Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

Accrued Expenses
(In thousands)                      1996           1995

Accrued interest                 $18,739        $26,282
Current portion of
 environmental liability          20,270         15,750
Other accruals                   104,124         83,031
                                $143,133       $125,063


Long-term Debt
(In thousands)                       1996           1995

9% Senior Notes Due 2000         $250,583       $270,000
10.5% Senior Notes Due 2002       283,078        283,078
11% Senior Subordinated Notes
  Due 2003                        232,175        232,175
12% Subordinated Discount
  Notes Due 2005                  103,215         91,857
Credit Agreement                  179,466         60,000
Other                               7,196         48,480
                                1,055,713        985,590
Less amounts due within
  one year                          (731)        (11,434)
Total long-term debt          $1,054,982        $974,156

9% Senior Notes
The 9% Senior Notes due 2000 are an obligation of Uniroyal Chemical Company, Inc. (a wholly-owned subsidiary of Uniroyal) and are unsecured. Interest is payable semi-annually. The 9% Senior Notes are not redeemable prior to maturity, except upon a change in control (as defined in the related indenture) whereupon an offer shall be made to purchase the 9% Senior Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. In connection with the Merger, such an offer was made, resulting in $2.2 million of principal being redeemed. The 9% Senior Notes rank pari passu in right of payment with all existing and future senior indebtedness of Uniroyal Chemical Company, Inc.

10.5% Senior Notes
The 10.5% Senior Notes Due 2002 are an obligation of Uniroyal and are unsecured. Interest is payable semi-annually.

11% Senior Subordinated Notes
The 11% Senior Subordinated Notes Due 2003 are an obligation of Uniroyal and are unsecured. Interest is payable semi-annually. The 11% Senior Subordinated Notes are redeemable in whole or in part, at the option of Uniroyal at any time after May 1, 1998, at prices commencing at 105.5% of par of the then outstanding principal amount, plus accrued and unpaid interest, declining ratably to par by May 1, 2000.

12% Subordinated Discount Notes
The 12% Subordinated Discount Notes Due 2005 are an unsecured obligation of Uniroyal and have a final accreted value of $126.6 million at May 1, 1998. Beginning on such date, cash interest will accrue on these securities and will be payable semi-annually. The Notes are redeemable in whole or in part, at the option of Uniroyal at any time after May 1, 1998, at 100% of their principal amount, plus accrued and unpaid interest.

Merger Waivers
The note indentures require that upon a change in control (as defined in the related indentures), an offer shall be made to purchase all of the notes at a purchase price equal to 101% of the principal amounts (or accreted value), thereof, plus accrued and unpaid interest. In connection with the Merger, waivers of this requirement were obtained for $2.4 million from the holders of a majority in principal amount (as required under the indenture) of each of the notes, except the 9% Senior Notes for which an offer to purchase was made.

Debt Repurchases
During 1996, the Company repurchased $17.2 million of 9% Senior
Notes in the open market. As a result of this repurchase, the Company recognized an extraordinary charge of $441 thousand, net of tax benefit of $293 thousand.

During the first quarter of 1995, Uniroyal completed an initial public offering and sold 13,350,000 common shares (12,785,295 converted shares). The proceeds of the offering, after deducting underwriting discounts, other fees and expenses were $146.6 million. The net proceeds along with available cash and borrowings under a bank credit facility were used to retire an aggregate of $181.7 million of the Company's 12% Subordinated Discount Notes, 11% Senior Subordinated Notes, and 10.5% Senior Notes. As a result of the debt repurchase, the Company recognized an extraordinary charge in 1995 of $8.3 million, net of tax benefit of $4.5 million.

Credit Agreement
In connection with the Merger, the Company entered into a $530 million credit agreement with a syndicate of banks. Borrowings under the credit agreement are divided into three tranches. Tranche I provides a maximum of up to $300 million available to the Company for working capital and general corporate purposes. Tranche II provides a maximum of up to $150 million available to Uniroyal Chemical Company, Inc. (a wholly-owned subsidiary of Uniroyal) for working capital and general corporate purposes. Tranche III allows up to $80 million of borrowings by the European subsidiaries of the Company. Borrowings may be denominated in U.S. dollars or the subsidiary's local currency.

The credit agreement extends through August 2001 and is secured, in the case of Uniroyal Chemical Company, Inc.'s domestic borrowings, by a security interest in its domestic accounts receivable and inventory.

The credit agreement calls for interest based upon various options including a spread over LIBOR that varies according to certain debt ratios for the trailing four fiscal quarters. In addition, the Company must pay a commitment fee (currently .25%) on the total unused portion of the credit agreement based upon certain debt ratios for the trailing four fiscal quarters. At December 28, 1996, borrowings under the credit agreement of $125 million by the Company and $54.5 million by Uniroyal Chemical Company, Inc. bore a weighted average interest rate of 6.8%.

Debt Covenants
The Company's various debt agreements contain covenants which limit their ability to incur additional debt, transfer funds between affiliated companies, pay cash dividends or make certain other payments. In addition, the credit agreement requires the Company to maintain certain financial ratios.

Maturities
In 1996, the scheduled maturities of long-term debt during the next five years and years thereafter were: 1997 - $.7 million; 1998 - $.1 million; 1999 - $.1 million; 2000 - $250.7 million;
2001 - $183.6 million and years thereafter - $620.5 million.

Financial Instruments
At December 28, 1996, the Company had an interest rate swap contract ("the Swap") outstanding for $270 million with a major financial institution. Net receipts or payments on the Swap are accrued and recognized as adjustments to interest expense. The Swap requires the Company to make semi-annual payments to its counterparty of an amount equal to a six month LIBOR and requires the counterparty to make semi-annual payments at a fixed rate of 5.24%. The Company's floating interest rate resets every six months in arrears with the last payment due on December 10, 1999. The Company paid $3.2 million under the Swap in 1996. A settlement of the fair market value of the Swap as of December 28, 1996, would require a payment of approximately
$8.1 million.

The Company remains sensitive to changes in prevailing interest rates because approximately $465 million of indebtedness of the Company at December 28, 1996 effectively bears interest at a floating rate. Accordingly, a 1% change in prevailing interest rates would result in a $4.7 million change in annual interest expense.

The carrying amounts for cash, accounts receivable, notes payable, accounts payable and other current liabilities approximate fair value because of the short maturities of these instruments. The fair market values of long-term debt (including current installments) were $1,124.8 million and $999.1 million in 1996 and 1995, respectively, and with respect to the notes have been determined based on quoted market prices.

Income Taxes
The components of earnings (loss) before income taxes and extraordinary loss and the provision (benefit) for income taxes are as follows:

Fiscal Year Ended
(In thousands)                   1996        1995         1994

Pretax Earnings (Loss):
   Domestic                  $(32,875)    $76,575     $(148,370)
   Foreign                     23,531      21,885        23,414
                              $(9,344)    $98,460     $(124,956)
Taxes:
   Domestic
      Current                 $15,576     $25,253       $28,976
      Deferred                 (9,566)    (72,379)          912
                                6,010     (47,126)       29,888
   Foreign
      Current                  13,517      10,603        10,198
      Deferred                 (6,817)     (4,939)       (2,115)
                                6,700       5,664         8,083
     Total
      Current                  29,093      35,856        39,174
      Deferred                (16,383)    (77,318)       (1,203)
                              $12,710    $(41,462)      $37,971

The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:

Fiscal Year Ended
(In thousands)                   1996        1995         1994

Provision (benefit)
  at statutory rate           $(3,270)    $34,461     $(43,735)
Nondeductible merger
  and related costs            14,709           -            -
Goodwill write-off                  -           -       42,718
Impact of valuation
  allowance                    (2,904)    (78,880)      34,931
Foreign dividends
  impact                        3,744       2,367        2,136
Goodwill amortization           2,214       1,502        2,068
Foreign income tax
  rate differential            (2,168)     (3,308)      (2,496)
State income taxes,
  net of federal
  benefit                        (601)      3,322        2,476
Other, net                        986        (926)        (127)
Actual provision
  (benefit) for
  income taxes                $12,710    $(41,462)     $37,971

Provisions have been made for deferred taxes based on differences between financial statement and tax bases of assets and liabilities using currently enacted tax rates and regulations.
The components of the net deferred tax assets and liabilities are as follows:

(In thousands)                          1996        1995

Deferred tax assets:
   Pension and other
     postretirement benefits         $91,861     $89,486
   Accruals for environmental
     remediation                      30,427      22,905
   Other accruals                     38,265      22,507
   AMT credit and NOL carryforwards   33,399      45,621
   Inventories and other              12,569      10,583
Deferred tax liabilities:
   Property, plant and equipment     (63,666)    (64,583)
   Intangibles                       (14,015)    (19,731)
   Other                              (4,235)     (4,417)
Net deferred tax asset
   before valuation allowance        124,605     102,371
Valuation allowance                  (16,082)    (18,986)
Net deferred tax asset
  after valuation allowance         $108,523     $83,385

Net deferred taxes (in thousands) include $47,167 and $28,769 in current assets, $67,308 and $63,890 in long-term assets, $114 and $16 in current liabilities and $5,838 and $9,258 in long-term liabilities in 1996 and 1995, respectively.

Uniroyal had NOL carryforwards of $62 million, expiring in the year 2007, which can be used to reduce future Federal taxable income, while certain of the Company's foreign subsidiaries had aggregate NOL carryforwards of $38 million which can be used to reduce future taxable income in those countries. As a result of the Uniroyal sale of common shares in 1995, Uniroyal has undergone an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Consequently, the Federal NOL carryforward is subject to an annual limitation as prescribed thereunder.

Capital Stock
The Company is authorized to issue 250,000,000 shares of common stock at a par value of $.10. There were 77,237,421 shares issued in 1996, of which 4,297,616 shares were held in the treasury, and 76,755,875 shares issued in 1995, of which 5,351,962 shares were held in the treasury.

In August, 1996, the Company sold 1,000,000 shares of treasury stock in order to cure a treasury stock taint that would otherwise preclude the use of pooling-of-interests accounting in connection with the Uniroyal merger. The net proceeds in the amount of $14.2 million were used primarily to pay merger and related costs.

The Company is authorized to issue 250,000 shares of preferred stock without par value, none of which are outstanding.
Preferred share purchase rights ("Rights") outstanding with respect to each share of the Company's common stock entitle the holder to purchase one eight-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $18.75. The Rights cannot become exercisable until ten days following a public announcement that a person or group has acquired 20% or more of the common shares of the Company or intends to make a tender or exchange offer which would result in their ownership of 20% or more of the Company's common shares. The Rights also entitle the holder under certain circumstances to receive shares in another company which acquires the Company or merges with it.

Warrants
In connection with the Uniroyal merger, the Company assumed warrants that had been issued by Uniroyal to purchase 107,195 converted shares at an adjusted exercise price of $1.04 per share. At December 28, 1996, warrants to purchase such shares were still outstanding (212,543 shares at year-end 1995). The holder may exercise these warrants, in whole or in part, until they expire on October 30, 1999. Warrants exercised amounted to 105,347, 320,830 and 95,770 converted shares for the years 1996, 1995 and 1994, respectively.

Stock Incentive Plans
The 1988 Long Term Incentive Plan ("1988 Plan") authorizes the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards to the officers and other key employees of the Company over a period of ten years. Non-qualified and incentive stock options may be granted under the 1988 plan at prices not less than 100% of the market value on the date of the grant. All outstanding options will expire not more than ten years and one month from the date of grant. In conjunction with shareholder approval of the Merger, the number of common shares covered under the 1988 Plan was increased from 4 million to 10 million shares.

The 1993 Stock Option Plan for Non-Employee Directors as amended in 1996 authorizes 200,000 shares to be optioned to non-employee directors at the rate of twice their annual retainer divided by the stock price on the date of grant. The option will vest over a two year period and be exercisable over a ten year period from the date of grant, at a price equal to the fair market value on the date of grant.

Under the 1988 Plan, 1,261,000 common shares have been transferred to an independent trustee to administer restricted stock awards for the Company's long term incentive program. At December 28, 1996 deferred compensation relating to such shares in the amount of $1.6 million is being amortized over an estimated service period of six to fifteen years. In 1995, the trustee returned 448,000 common shares to the Company representing those shares which had not been earned under the incentive program. In 1996, the Company granted long-term incentive awards in the amount of 917,000 shares to be earned at the end of 1998 if certain financial criteria are met. If earned, such shares will vest ratably through the year 2000 with the final 25% at retirement. Compensation expense related to unearned shares is accrued annually based upon the expected level of incentive achievement.

In connection with the Uniroyal merger, the Company assumed stock options and rights that had been granted by Uniroyal in the amount of 2,188,333 converted shares as of the merger date.

Effective in 1996, the Company adopted the provisions of FASB Statement No.123 "Accounting and Disclosure of Stock-Based Compensation." As permitted, the Company elected to continue its present method of accounting for stock-based compensation. Accordingly, compensation expense has not been recognized for stock-based compensation plans other than restricted stock awards under the Company's long-term incentive programs. The Company is required to provide additional information including pro forma disclosures of net earnings (loss) and net earnings (loss) per common share as if the fair value method of accounting as prescribed by FASB Statement No.123 was adopted. Had compensation cost for the Company's stock option and long-term incentive awards been determined under the new method, net earnings (loss) and net earnings (loss) per common share would not be materially different from those reported in 1996 and 1995. The fair value per share of long-term incentive awards in 1996 was $13.88 and the average fair value per share of options was $5.72 in 1996 and $3.51 in 1995. The fair value of options granted was estimated using the Black-Scholes option pricing model with the following assumptions for 1996 and 1995, respectively: dividend yield .34% and 4%, expected volatility
30% and 36%, risk-free interest rate 6.5% and 6%, respectively, and an expected life of five years.

Changes during 1996, 1995 and 1994 in shares under option are summarized as follows:

                                  Price Per Share
                                  Range    Average        Shares

Outstanding at 12/25/93   $  2.15-23.75    $  8.87     2,481,626
Granted                     11.75-21.44      12.62     2,134,031
Exercised                     2.15-9.31       4.66     (144,168)
Lapsed                       5.22-19.31      12.37      (48,711)

Outstanding at 12/31/94      2.47-23.75      10.78    4,422,778
Granted                      9.31-16.06      12.62      474,136
Exercised                     2.49-9.31       6.21      (72,998)
Lapsed                       5.22-23.75      14.02     (190,157)

Outstanding at 12/30/95      2.47-23.75      10.91    4,633,759
Granted                      9.14-16.88      15.11    2,178,022
Exercised                    4.01-18.19      10.19     (419,287)
Lapsed                       3.13-23.75       8.14     (120,519)
Outstanding at 12/28/96     $2.47-23.75     $12.47    6,271,975

Exercisable at 12/31/94     $2.47-23.75      $8.89    2,431,013
Exercisable at 12/30/95     $2.47-23.75      $9.98    3,012,170
Exercisable at 12/28/96     $2.47-23.75     $10.87    3,851,369

Shares available for grant at year-end 1996 and 1995 were 4,034,849 and 536,302, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

           Number         Weighted Avg.  Weighted  Number       Weighted
Range of   Outstanding    Remaining      Average   Exercisable  Average
Exercise   at end of      Contractual    Exercise  at end of    Exercise
Prices     1996           Life           Price     1996         Price

$  2.47-4.01    603,258    1.45          $3.22     603,258      $3.22
$  5.22-6.55    523,655    4.74          $5.64     523,655      $5.64
$ 9.14-13.00  1,851,226    6.83         $11.69   1,662,093     $11.54
$13.57-16.88  2,692,869    9.35         $14.95     477,579     $14.05
$18.31-23.75    600,967    5.81         $18.97     584,784     $18.96
              6,271,975    7.12         $12.47   3,851,369     $10.87

The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $2 million, $2 million and $1.7 million in 1996, 1995 and 1994, respectively.

Postretirement Health Care Liability
The Company provides health and life insurance benefits for certain retired and active employees and their beneficiaries and covered dependents in the U.S. and Canada. Postretirement benefits for retired employees in other countries are generally covered by government-sponsored plans.

Net periodic postretirement health care cost included the following components:

(In thousands)                         1996       1995      1994

Service cost-benefits
 earned during the period            $1,292     $1,372    $2,582
Interest cost on accumulated
 postretirement benefit obligation   10,134     10,230    11,761
Government contribution                   -          -    (1,414)
Actual return on plan assets             10       (677)     (365)
Curtailment gain                          -          -      (448)
Net amortization and deferral        (7,455)    (6,660)   (8,078)
Net periodic postretirement
 health care cost                    $3,981     $4,265    $4,038

Postretirement health care is generally not pre-funded, except for certain plans funded by the United States government, and are paid by the Company as incurred. The accumulated postretirement health care liability is as follows:

(In thousands)                              1996          1995

Fully eligible and other active
  plan participants                      $42,559       $40,870
Retirees                                 100,439       100,523
Accumulated postretirement benefit
 obligation                              142,998       141,393
Plan assets at fair value                  5,601         7,639
Unfunded status                          137,397       133,754
Unrecognized reduction in
  prior service cost                      45,956        51,705
Unrecognized net loss                     (1,373)       (1,250)
Postretirement health care liability    $181,980      $184,209

The weighted-average discount rate used to calculate the accumulated health care liability in 1996 and 1995 ranged from 7%
- 8% and the expected long-term rate of return on plan assets was 3.46% and 3.6%, respectively. The assumed health care cost trend rate ranged from 12.5% - 9.7% and is assumed to decrease gradually to a range of 6.07% - 5.5% in 2020 and remain at that level thereafter.

An increase in the assumed health care cost rate of 1% in each year would increase the postretirement health care liability by approximately $9 million.

Pensions
The Company has several defined benefit and defined contribution plans which cover substantially all employees in the United States and Canada. Pension benefits for retired employees of the Company in other countries are generally covered by government-sponsored plans. The defined benefit plans provide retirement benefits based on the employees' years of service and compensation during employment. The Company will make contributions to the defined benefit plans at least equal to the minimum amounts required by law, while contributions to the defined contribution plans are determined as a percentage of each covered employees' salary.

The Company's net periodic pension cost for the defined benefit plans included the following components:

                                      Fiscal Year Ended
  (In thousands)                 1996        1995          1994

Service cost-benefits
 earned during the period      $5,974      $5,044        $4,334
Interest cost on projected
 benefit obligation            13,135      11,882        10,068
Actual return on plan assets   (8,837)    (13,888)       (3,114)
Net amortization and deferral  (1,016)      6,144        (4,465)
Net periodic pension cost      $9,256      $9,182        $6,823

The funded status and the (accrued) prepaid pension cost of the defined benefit pension plans are as follows:

                          1996                        1995
               Accumulated       Assets  Accumulated       Assets
                  Benefits       Exceed     Benefits       Exceed
                    Exceed  Accumulated       Exceed  Accumulated
(In thousands)      Assets     Benefits       Assets      Benefit
Vested benefit
 obligation       $132,958      $20,838     $123,416      $19,501
Non-vested
 benefit obligation 11,852          284        7,436          173
Accumulated benefit
 obligation        144,810       21,122      130,852       19,674
Excess of projected
 benefit obligation
 over accumulated
 benefit obligation 22,219        1,601       13,045       1,562
Projected benefit
 obligation        167,029       22,723      143,897      21,236
Plan assets at
 fair value        114,604       25,668       91,054      23,788
Funded status      (52,425)       2,945      (52,843)      2,552
Unrecognized prior
 service cost       12,047        (351)       13,093        (691)
Unrecognized net
 (gain) loss         3,672        (342)        1,046         370
Unrecognized net
 transition asset     (557)       (606)          211        (745)
Equity adjustment
 to recognize
 minimum liability  (3,713)          -        (3,617)          -
(Accrued) prepaid
 pension cost     $(40,976)     $1,646      $(42,110)     $1,486

The weighted-average discount rate used to calculate the projected benefit obligation in 1996 and 1995 ranged from 6.25% - 8% and 6.5% - 8%, respectively. The expected long-term rate of return on plan assets in 1996 ranged from 6.25% - 9% and from 6.75% - 8% in 1995. The assumed rate of compensation increase ranged from 2% - 6% in 1996 and 3% - 6% in 1995.

The Company's net periodic cost for all pension plans, including defined benefit plans, was $17 million, $16.9 million and $13.6 million in 1996, 1995 and 1994, respectively.

Contingencies
The Company is involved in claims, litigation, administrative proceedings and investigations of various types in several jurisdictions. A number of such matters involve claims for a material amount of damages and relate to or allege environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury. The Company and some of its subsidiaries have been identified by Federal, state or local governmental agencies, and by other potentially responsible parties (a "PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or comparable state statutes, as a PRP with respect to costs associated with waste disposal sites at various locations in the United States. In addition, the Company is involved with environmental remediation and compliance activities at some of its current and former sites in the United States and abroad.

Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. As a result of current information and analysis, the Company recorded a special provision of $30 million during the third quarter of 1996 for environmental remediation activities. The total amount accrued for such environmental liabilities at December 28, 1996 was $96.2 million. The Company estimates the potential environmental liability to range from $68 million to $130 million at December 28, 1996. It is reasonably possible that the Company's estimates for environmental remediation liabilities may subsequently change should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

The Company intends to assert all meritorious legal defenses and all other equitable factors which are available to it with respect to the above matters. The Company believes that the resolution of these environmental matters will not have a material adverse effect on its consolidated financial position. While the Company believes it is unlikely, the resolution of these environmental matters could have a material adverse effect on its consolidated results of operations in any given year if a significant number of these matters are resolved unfavorably.

Business Segment Data
Sales by segment represent sales to unaffiliated customers only. Consolidated operating profit is defined as total revenue less operating expenses. In computing consolidated operating profit, the following items have not been deducted: interest expense, other income and income taxes. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Corporate assets are principally cash, prepayments and other assets maintained for general corporate purposes.

Information by Business Segment
(In thousands)                1996          1995          1994
Sales
Specialty chemicals     $1,519,093    $1,464,968    $1,339,998
Specialty process
  equipment and controls   284,876       279,866       196,213
                        $1,803,969    $1,744,834    $1,536,211
Operating Profit
Specialty chemicals       $216,349      $200,069      $184,524
Specialty process
  equipment & controls      23,372        40,154        31,195
General corporate
  expenses                (21,106)      (22,101)      (23,302)
Merger and related costs  (85,000)             -             -
Special environmental
  provision               (30,000)             -             -
Write-off of intangibles        -              -     (191,000)
                         $103,615       $218,122       $1,417
Identiflable Assets
Specialty chemicals    $1,436,551     $1,489,727   $1,369,474
Specialty process equipment
  and controls            196,372        150,320      103,151
Corporate                  24,267         15,798       15,720
                       $1,657,190     $1,655,845   $1,488,345
Depreciation and Amortization
Specialty chemicals       $78,070        $76,593      $83,982
Specialty process
  equipment and controls    4,342          3,328        1,995
Corporate                     185            197          162
                          $82,597        $80,118      $86,139
Capital Expenditures
Specialty chemicals       $37,362        $84,571      $49,271
Specialty process equipment
  and controls              1,807          3,087        2,756
Corporate                      35             86           63
                          $39,204        $87,744      $52,090


Information by Major Geographic Segment
(In thousands)               1996           1995         1994

Net sales and transfers
  between geographic areas:
United States          $1,505,011     $1,501,000   $1,318,848
Americas                  214,018        191,195      178,508
Europe/Africa             308,675        238,982      179,479
Asia/Pacific               69,052         67,788       67,651
                       $2,096,756     $1,998,965   $1,744,486
Less transfers between
  geographic areas:
United States            $161,048       $147,195     $130,069
Americas                   63,580         51,821       48,074
Europe/Africa              67,341         54,115       27,465
Asia/Pacific                  818          1,000        2,667
                         $292,787       $254,131     $208,275
Net sales from geographic
  areas to unaffiliated
  customers:
United States          $1,343,963     $1,353,805   $1,188,779
Americas                  150,438        139,374      130,434
Europe/Africa             241,334        184,867      152,014
Asia/Pacific               68,234         66,788       64,984
                       $1,803,969     $1,744,834   $1,536,211

Transfers between geographic areas are accounted for at market prices or a negotiated price, with due consideration given to trade and tax regulations of the respective countries.

Export sales included in United States sales:
Americas                  $54,489        $51,235      $46,041
Europe/Africa             108,349        105,031       68,037
Asia/Pacific               95,321         70,372       60,525
                         $258,159       $226,638     $174,603

Operating Profit
United States             $94,210       $206,407     $(11,313)
Americas                   21,444         19,643       16,481
Europe/Africa              10,052         16,688       20,795
Asia/Pacific                 (985)        (2,515)      (1,244)
General corporate
  expenses                (21,106)       (22,101)     (23,302)
                         $103,615       $218,122       $1,417
Identifiable assets
United States          $1,287,534     $1,292,437   $1,217,519
Americas                   99,603         93,451       90,521
Europe/Africa             232,347        230,838      146,381
Asia/Pacific               37,706         39,119       33,924
                       $1,657,190     $1,655,845   $1,488,345

Summarized Unaudited Quarterly Financial Data

(In thousands, except per share data)  1996
                       First     Second     Third     Fourth
Net sales           $460,468   $469,633  $468,391   $405,477
Gross profit         165,929    173,965   164,557    128,932
Earnings (loss)
 before extraordinary
 charge              $21,154    $24,376  $(69,572)    $1,988
Net earnings (loss)   21,154     23,935   (69,572)     1,988
Earnings (loss) per
  common share
  before extraordinary
  charge                .29        .34       (.97)       .03
Net earnings (loss)
  per common share      .29        .34       (.97)       .03
Common dividends
  per share            .135       .135          -          -
Market price per
  common share:
          High       15 1/2     18 3/8         17     20 1/8
          Low        13         13 7/8     13 1/8     16 1/8


(In thousands, except per share data)  1995
                       First     Second     Third     Fourth
Net sales           $442,515   $474,221  $453,819   $374,279
Gross profit         167,605    172,129   156,889    122,045
Earnings (loss)
  before extraordinary
  charge             107,032     24,452    11,812     (3,374)
Net earnings (loss)   98,753     24,452    11,812     (3,374)
Earnings (loss) per
  common share
  before extraordinary
  charge                1.72        .34       .16      (.06)
Net earnings (loss)
  per common share      1.59        .34       .16      (.06)
Common dividends
  per share              .12       .135      .135      .135
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

Independent Auditors' Report

The Board of Directors and Stockholders
Crompton & Knowles Corporation

We have audited the accompanying consolidated balance sheet of Crompton & Knowles Corporation and subsidiaries (the Company) as of December 28, 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

We have previously audited and reported on the consolidated balance sheet of the Company as of December 30, 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the two-year period then ended, prior to their restatement for the 1996 pooling-of-interests. The contribution of the Company to assets, revenues and net income represented 29 percent, 38 percent and 31 percent of the respective 1995 restated totals. Separate financial statements of the other company included in the restated consolidated balance sheet as of December 30, 1995, and the restated consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the two-year period then ended, were audited and reported on separately by other auditors. We also audited the combination of the accompanying consolidated balance sheet as of December 30, 1995 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the two-year period then ended, after restatement for the 1996 pooling of interests; in our opinion, such consolidated statements have been properly combined on the basis described in the notes to the consolidated financial statements under the heading "Accounting Policies - Business Combination."

(KPMG Signature)

Stamford, Connecticut
January 30, 1997
Five Year Selected Financial Data

(In millions of dollars,
except per share data)  1996     1995     1994     1993     1992
Summary of Operations
Net sales           $1,804.0  1,744.8  1,536.2  1,466.2  1,374.3
Cost of products
  sold              $1,170.6  1,126.2    972.9    926.3    859.1
Selling, general
  and administrative  $279.8    270.3    240.1    220.5    207.3
Depreciation and
  amortization         $82.6     80.1     86.1     89.9     89.2
Research and
  development          $52.4     50.1     44.7     42.1     41.1
Merger and related
  costs                $85.0        -        -        -        -
Special environmental
  provision            $30.0        -        -        -        -
Write-off of
  intangibles          $   -        -    191.0        -        -
Operating profit     $103.6     218.1      1.4    187.4    177.6
Interest expense     $114.2     122.4    130.7    121.7    132.4
Other expense (income)$(1.3)     (2.7)    (4.4)     1.5      6.7
Earnings (loss) before
  income taxes,
  extraordinary charge
  and cumulative
  effect of accounting
  changes             $(9.3)     98.4   (124.9)    64.2     38.5
Provision (benefit)
  for income taxes    $12.7     (41.5)    38.0     37.0     23.0
Earnings (loss) before
  extraordinary charge
  and cumulative
  effect of accounting
  changes            $(22.0)    139.9   (162.9)    27.2     15.5
Extraordinary charge   $(.5)     (8.3)       -   (100.1)    (3.0)
Cumulative effect
of accounting changes   $  -        -        -   (111.9)    (5.8)
Net earnings (loss)  $ (22.5)   131.6   (162.9)  (184.8)     6.7
Special items,
  net of tax
  (included above):
Merger and
  related costs       $(68.1)       -        -        -         -

Special environmental
  provision          $(18.5)        -        -        -        -

Early extinguishment
  of debt            $  (.5)     (8.3)       -    (100.1)   (3.0)
Change in deferred
  tax valuation
  allowance          $    -      78.9    (34.9)         -       -

Write-off of
  intangibles       $     -         -   (162.5)         -       -

Cumulative effect
  of accounting changes $ -         -        -     (111.9)  (5.8)
Other                   $ -       4.4        -          -       -

Total special items $(87.1)      75.0   (197.4)    (212.0)  (8.8)
Per Share Statistics
Earnings (loss) before
  extraordinary charge
  and cumulative effect
  of accounting changes$(.31)    2.11    (2.67)      .44     .25
Net earnings (loss)    $(.31)    1.99    (2.67)    (2.98)    .11
Dividends              $ .27      .52      .46       .38     .31
Book value           $ (1.32)    (.83)   (5.15)    (1.17)   2.37
Common stock trading
  range:   High      20 1/8        20   24 1/8    27 1/4  23 7/8
           Low       13            12   13 7/8    17 5/8  16
Average shares
  outstanding
  (thousands)        72,026    66,289   60,908    61,941  61,476
Financial Position
Current assets       $742.2     697.0    696.9     582.7   537.5
PP&E, net            $498.0     524.5    458.0     456.3   452.7
Other assets         $417.0     434.3    333.4     549.7   568.6
Total assets       $1,657.2   1,655.8  1,488.3   1,588.7 1,558.8
Current liabilities $ 357.5     420.6    361.6     285.4   285.0
Long-term debt     $1,055.0     974.2  1,102.2   1,048.8   904.3
Other liabilities   $ 341.1     320.2    327.8     326.4   223.1
Stockholders' equity
  (deficit)         $ (96.4)    (59.2)  (303.3)    (71.9)  146.4
Current ratio           2.1       1.7      1.9       2.0     1.9
Total capital       $ 967.9   1,020.1    866.1     994.1 1,057.8
Total debt-to-capital %110.0    105.8    135.0     107.2    86.2

Profitability Statistics
  (Before Special Items)
% Operating profit
  on sales              12.1     12.2     12.5     12.8     12.9
% Earnings on sales      3.6      3.2      2.2      1.9      1.1
% Earnings on average
  total capital         12.8     14.2     11.2      8.3      8.8
Other Statistics
Capital spending     $  39.2     87.7     52.1     60.4     47.3
Depreciation         $  59.2     57.4     56.3     53.0     52.3
Sales per employee   $  .315     .309     .293     .289     .277

Board of Directors
2,3  James A. Bitonti
     President and Chief Executive Officer
     TCOM, L.P.

4    Vincent A. Calarco
     Chairman of the Board
     President and Chief Executive Officer

2,3  Robert A. Fox
     President and Chief Executive Officer
     Foster Poultry Farms

3,4  Roger L. Headrick
     President and Chief Executive Officer
     Minnesota Vikings Football Club

1,4  Leo I. Higdon, Jr.
     Dean
     The Darden Graduate School
     of Business Administration
     University of Virginia

1,3  Michael W. Huber
     Retired Chairman of the Board
     J.M. Huber Corporation

     Charles J. Marsden
     Senior Vice President and
     Chief Financial Officer

1,2  C.A. Piccolo
     President and Chief Executive Officer
     HealthPIC Consultants, Inc.

1,2  Patricia K. Woolf, Ph.D.
     Private Investor and Lecturer
     Department of Molecular Biology
     Princeton University

1 Member of Audit Committee
2 Member of Nominating Committee
3 Member of Committee on Executive Compensation
4 Member of Finance Committee

Corporate Data

Corporate Officers and Operating Management

Vincent A. Calarco
Chairman, President and
Chief Executive Officer

Robert W. Ackley
Vice President
President,
Davis-Standard Corporation

Joseph B. Eisenberg
Executive Vice President,
Chemicals and Polymers
Uniroyal Chemical Company, Inc.

Edmund H. Fording, Jr.
Vice President
President,
Crompton & Knowles
Colors Incorporated

Alfred F. Ingulli
Executive Vice President,
Crop Protection
Uniroyal Chemical Company, Inc.

Rudy M. Phillips
President,
Ingredient Technology Corporation

William A. Stephenson
Executive Vice President,
Specialties
Uniroyal Chemical Company, Inc.

Charles J. Marsden
Senior Vice President and
Chief Financial Officer

Peter Barna
Vice President,
Finance

John T. Ferguson II
Vice President,
General Counsel and Secretary

Marvin H. Happel
Vice President,
Organization and Administration

Frank Manganella
Treasurer

Michael F. Vagnini
Controller


Corporate Headquarters
One Station Place, Metro Center
Stamford, CT 06902
(203) 353-5400

Auditors
KPMG Peat Marwick LLP
Stamford, CT

Transfer Agent and Registrar
Chase Mellon Shareholder
Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541

Annual Meeting
The annual meeting of stockholders
will be held at 11:15 a.m.
on Tuesday, April 29, 1997,
at the Tara Stamford Hotel,
2701 Summer Street,
Stamford, Connecticut 06905

Form 10-K
A copy of the Company's report on
Form 10-K for 1996, as filed with
the Securities and Exchange
Commission, may be obtained
free of charge by writing to the
Secretary of the Corporation,
One Station Place, Metro Center,
Stamford, CT 06902

Crompton & Knowles is a member of the Chemical Manufacturers Association and a signatory of the Association's Responsible Care(R) Program. The company is committed to a continuous good faith effort to improve performance in health, safety and environmental quality.

(C) 1997 Crompton & Knowles Corporation. All rights reserved. (C&K Logo) and (Uniroyal logo) are registered trademarks of Crompton & Knowles Corporation; (R) and (TM) indicate registered and unregistered trade and service marks. Gaucho and Raxil are trademarks of Bayer Corporation.

[Crompton & Knowles logo] CROMPTON & KNOWLES CORPORATION
        One Station Place, Metro Center, Stamford, CT 06902