Form 10-K, Exhibit 13
period 1997-12-27
CROMPTON & KNOWLES CORP
filed 1998-03-27
CIK 25757

EXHIBIT 13

Crompton & Knowles Corporation
1997 Annual Report
Service
Technology
Performance

Crompton & Knowles Corporation is a global producer and marketer of specialty chemicals and equipment with 5,500 employees and research, manufacturing, sales and administrative facilities in the United States, Canada, Europe, Asia and Latin America. The company's 73.6 million shares of common stock outstanding are traded on the New York Stock Exchange under the symbol CNK.

Crompton & Knowles has gained leadership positions in its chosen markets by providing quality products, technical service and performance know-how to solve customer problems and add value to customers' products. The company has six primary lines of business grouped into two segments:

Specialty Chemicals Segment

4 Chemicals & Polymers
A leading worldwide producer and marketer of rubber chemicals, EPDM and nitrile rubber polymers.

6 Crop Protection
A manufacturer and marketer of agricultural chemicals and a leading producer and marketer of seed treatment formulations and equipment.

8 Specialties
A leading global producer and marketer of specialty additives for plastics and lubricants and high performance liquid castable urethane prepolymers.

10 Colors
A major producer and marketer of textile, paper, leather and specialty dyes.

12 Ingredients
A producer and marketer of food and pharmaceutical ingredients and food ingredient systems.

Specialty Process Equipment and Controls Segment

13 Davis-Standard
A leading worldwide manufacturer and marketer of plastics and rubber extrusion equipment, industrial blow molding equipment, related electronic controls and integrated extrusion systems.





Financial Highlights
(3 bar charts)
Sales (In Billions of Dollars)
Return On Average Total Capital (Before Special Items)
Return On Sales (Before Special Items)


(In thousands of dollars, except per share amounts)
                                            1997           1996
Net sales                            $ 1,851,180    $ 1,803,969
Operating profit                       $ 224,278      $ 103,615
Interest expense                       $ 103,349      $ 114,244
Net earnings (loss)                     $ 86,829      $ (22,495)
Basic earnings (loss) per share            $1.18         $ (.31)
Diluted earnings (loss) per share         $ 1.15         $ (.31)
Total assets                         $ 1,548,820    $ 1,657,190
Long-term debt                         $ 896,291    $ 1,054,982
Cash flow from operations              $ 215,787       $ 95,353

Operating profit and net earnings (loss) before special items
(refer to page 33) would be as follows:

Adjusted operating profit              $ 252,278      $ 218,615
Adjusted net earnings                   $ 92,071       $ 64,594

Crompton & Knowles is a member of the Chemical Manufacturers Association and a signatory of the Association's Responsible Care(R) Program. The company is committed to a continuous good faith effort to improve performance in health, safety and environmental quality.





Fellow Shareholders:

Crompton & Knowles had an outstanding year in 1997 as we achieved our objective, the enhancement of shareholder value. Our company's equity market capitalization increased by 39 percent during 1997 to $2.0 billion, with an individual share of stock rising to 26 1/2 per share at the end of the year, from 19 1/4 per share on January 1, 1997. Since the end of the year, our stock has continued to rise, making our company's equity market capitalization exceed $2.0 billion.

We're proud of this accomplishment because it reflects investors' confidence in the progress we've made in meeting the goals we set for Crompton & Knowles at the time of our merger with Uniroyal Chemical Corporation in August 1996. We've met or exceeded every one of our key objectives:

Reduce debt
-  We reduced debt by $166 million during 1997, representing
$2.20 per share of cash flow used to reduce debt during the year.

Grow earnings
- We increased earnings before special items by 43 percent to $92.1 million, or $1.25 per share basic and $1.22 per share diluted.

Grow sales
-  We increased sales by 3% to $1.85 billion despite the combined
2% negative effect of foreign currency translation and lower pricing.

These significant accomplishments are the driving forces behind our company's increased shareholder value. They also reflect the major strides we've made in melding the cultures of the two corporations and shaping an organization where everyone understands the value of Crompton & Knowles' long-standing principles of service, technology and performance.

The global production and marketing of specialty chemicals and equipment is our company's business. Our dedication to the principles of service, technology and performance, as practiced by our 5,500 employees, is designed to support our strategy of focusing on our customers and on solving their problems. Our actions are governed by a small business culture, an entrepreneurial spirit and a customer-first strategy aimed at making our customers more efficient and more successful. In the business review section of this report, our senior operating managers discuss the results produced by this strategy.

While satisfying customers is our priority, Crompton & Knowles' employees have also dedicated themselves to making our organization more efficient by improving manufacturing processes, simplifying our organizational structure and consolidating international offices. These improvements were important contributions to the record results in 1997. We are confident that additional opportunities for efficiencies remain, and we are in the process of identifying and acting upon them.

To assure that the interests of our management team and employees are aligned with those of our shareholders, we have structured our incentive and compensation programs to recognize and reward those individuals who meet or exceed their objectives and contribute to the success of the corporation. These programs served us well in 1997 and will continue to be an integral part of our future performance plans.

The excellent performance of our operations during 1997 resulted in record earnings and strong cash flows which enabled us to repay debt and positioned us to pass a milestone in early 1998. Based on current estimates, we expect to achieve a positive net worth for the company within the first quarter of 1998. Further, as part of our strategy to lessen our debt burden, in May of 1998 we plan to restructure approximately $342 million of costly debt, which will significantly reduce our interest expense. This refinancing will benefit 1998 as well as our future financial results.

International growth of our businesses will also continue to be a management priority. In 1997 our international sales were 39 percent of total sales and, despite the negative impact of foreign currency translation, increased one percent to $728 million from $718 million in 1996. With the opening of several new foreign sales and technical service offices over the last year, we expect continued growth over the coming years. Our objective is to derive 50 percent of revenues from international operations with a key focus in Western Europe, Central Europe, Latin America and the Far East. The Asian region presently accounts for approximately eight percent of our revenue and will remain a long-term growth area for many of our specialized products.

Retiring from our Board of Directors at this year's annual meeting will be Michael W. Huber. He has served our company since 1983, offering valuable insights, advice and counsel as our company increased twelve-fold in size during his tenure. We thank him and wish him well. One notable senior management change occurred in 1997, with James J. Conway joining Crompton & Knowles as corporate vice president and president of C&K Colors, managing our global dyes business. He succeeded Edmund H. Fording who retired after eight years with the company.

By all significant measures, 1997 was an outstanding year for Crompton & Knowles, a year in which we delivered against our aggressive objectives. While the future will continue to offer challenges, we remain confident that our flexibility and pro-active approach to dealing with changing circumstances will keep us on course to extend our record of performance into 1998 and beyond. Our people have demonstrated their desire and ability to continue to improve the operating performance of our businesses around the world while dedicating themselves to value-added service for our customers and increased financial value for our shareholders.

We appreciate your support and will keep you informed of our progress.


Respectfully yours,

Vincent A. Calarco
Chairman, President and
Chief Executive Officer
March 18, 1998

(photo caption)
Vincent A. Calarco
Chairman, President and
Chief Executive Officer


Specialty Chemicals Segment

Chemicals & Polymers

(photo caption)
"A customer-first approach, combined with new process technologies, R&D investment and cost improvement programs, will contribute to the continued profitability of the Chemicals &
Polymers business. Expansion into new market areas and regions will fuel our global growth."

Joseph B. Eisenberg
Executive Vice President, Chemicals & Polymers, Uniroyal Chemical
Co., Inc.

Business At-A-Glance

(Pie chart)
Percentage of Sales - 27%

Trademarks > Delac(R) accelerators, Naugard(R) antioxidants,
Flexzone(R) antiozonants, Celogen(R) blowing agents, Royalene(R)
EPDM, Paracril(R) nitrile rubber

Markets > Rubber chemicals for producers of rubber products such as tires, hoses, belting, sponge and engineered rubber products; EPDM for producers of single-ply roofing, electrical insulation, seals, gaskets, sponge rubber and oil additives; nitrile rubber for producers of oil-resistant seals, hoses, rings, printing rolls and insulation


The Specialty Chemicals Segment had an outstanding year in 1997. Operating Profit increased 10 percent to $238.5 million. Sales of $1.54 billion were one percent higher than the prior year as higher unit volume of four percent was partially offset by lower foreign currency translation of two percent and lower pricing of one percent.

Chemicals & Polymers' sales were driven by strong growth of Royalene(R) EPDM and Paracril(R) nitrile rubber. The strength of these businesses more than offset the effect of competitive pricing in the rubber chemicals business, resulting in a one percent increase in sales to $496.4 million.

Despite worldwide competitive pricing pressure, which reduced revenues in the rubber chemicals business, the company's volume increased in line with worldwide market growth in 1997, maintaining its position as a major global supplier.

In response to industry changes, the company worked aggressively to bring costs in line with the marketplace. Presently, it continues to emphasize the development of new products to increase future sales, and proprietary process improvements to reduce production costs.

To support the world's leading tire manufacturers' on-going efforts to enhance the performance and durability of tires, the company introduced Bonding Agent TZ. This new adhesive improves the bond between rubber and wire belting in radial tires. Similarly, for footwear and automotive applications, where non-staining characteristics are integral to product performance, the company introduced Durazone(R) 37, a new antiozonant.

In the area of new process technology, the company is installing a proprietary system for manufacturing a key rubber chemical intermediate used to produce Flexzone(R) antiozonant, the company's single largest rubber chemical. The company is also in the final development phase of a unique production process for antiozonants, which will reduce costs further and offer a more environmentally friendly production environment. A strengthened rubber chemicals product line and low-cost production capacity will position the company to maintain its strong position in existing markets while capitalizing on long-term opportunities in developing markets in Central Europe, Latin America and Asia.

The company's Royalene brand EPDM business had an outstanding year in 1997, growing approximately nine percent, or about twice the growth rate of the market. This resulted from a continued focus on key customers in construction, roofing, automotive and lubricants markets where the company has built long-standing customer relationships. The strong demand in 1997 resulted in firmer pricing throughout the industry and a sold-out position for the company's production through 1998.

In anticipation of new industry trends and customer demands, the company is emphasizing new product development and technical innovation directed at value-added customer needs. RoyalEdge(R) EPDM, a new generation polymer continues to offer optimized performance characteristics for a variety of rubber goods applications. This technology is fostering growth with key customers in the automotive weatherseal market as well as in hose, wire and cable, and mechanical goods.

The company has also been active in the area of metallocene polymerization, and has invested in a multi-million dollar metallocene development lab and pilot facility dedicated to the development of EPDM products that cannot be produced by conventional catalysis. These developments should open new markets and applications for EPDM.

As the company's EPDM business outpaces the industry, it continues to reinforce its position as the leading supplier in North America and is debottlenecking its Geismar, Louisiana facility to meet the growing needs of its customers.

The Paracril nitrile rubber (NBR) business reported sales growth of 10 percent in 1997 attributable to increased demand for specialized products for the automotive and industrial market sectors, and specifically new Paracril OZO(R) grades for hose and hose cover applications. The company's expansion in Mexico through its acquisition of Negromex's NBR business and manufacturing alliance has helped significantly to increase Paracril sales in 1997, firmly establishing the company's position as the major supplier of NBR in Latin America and the only manufacturer and marketer of NBR in Mexico.

The Geismar, Louisiana manufacturing facility, the company's largest production facility, continued to receive public recognition for its history of strong environmental stewardship. It was named "Facility of the Year" in 1997 by Environmental Protection magazine, was recognized as an Environmental Leadership Facility by the Louisiana Department of Environmental Quality, and also received the National Performance Review award from U.S. Vice President Albert A. Gore.

(photo captions)

The use of rubber chemical antioxidants and accelerators to prevent deterioration by sunlight and weather make them the preferred choice for use in high performance athletic footwear.

The inherent heat, ozone, and weathering resistance of Royalene(R) EPDM, combined with the oil resistance of Paracril(R)
NBR, make them ideal candidates for an extensive array of automotive underhood components such as hose, wire & cable, brake cups, and seals and gaskets.

The growing market for longer-lasting automobile tires has prompted the development of higher quality rubber additives which can withstand the effects of ozone, oxygen, light and heat over the long haul.





Crop Protection

(photo caption)
"The evolving needs of agribusiness-at home and abroad-have changed the face of the industry. We are poised for growth in the next millennium with highly specialized product lines that satisfy our customers' needs."

Alfred F. Ingulli
Executive Vice President, Crop Protection, Uniroyal Chemical Co.,
Inc.

Business At-A-Glance

(Pie chart)
Percentage of Sales - 20%

Trademarks > Vitavax(R), Terrazole(R), Terraclor(R) and
Procure(TM) fungicides; Omite(R) and Comite(R) miticides;
Dimilin(R) insecticide; Harvade(R), Royal MH-30(R) and B-Nine(R) growth regulants; Alanap(R), Pantera(R) and Casoron(R) herbicides; Gustafson and Hannaford Seedmaster seed treatment

Markets > Worldwide growers of major food crops such as grains, fruits, nuts and vegetables and non-food crops including tobacco, cotton, turf, flax and ornamental plants


The Crop Protection business grew in 1997, by taking advantage of increases in worldwide agricultural production in its chosen markets. For the eleventh consecutive year, the business posted record sales, with international sales making up approximately fifty percent of the total. Sales for the business were $370.1 million in 1997, five percent above sales for 1996. Profitability also improved for the fourteenth consecutive year.

As a marketer and manufacturer of insecticides, fungicides, plant growth regulants, herbicides, seed treatment chemicals, and equipment, the Crop Protection business is creating new platforms for growth in the United States and overseas markets, capitalizing on its diverse product portfolio that improves farmers yields on over 400 crops in 82 countries.

Crop Protection's success is based on its strategy of targeting distinct market niches with a diverse, yet highly specialized product line. Crop Protection's strategy of product line, crop and geographic diversity successfully works to offset the cyclical nature inherent in the crop protection industry. The value of this approach was demonstrated once again in 1997 when sales decreased in the in-furrow cotton fungicide market, only to be more than countered by increased demand for acaricides in the California nut and vine market, and record sales of Vitavax(R) to the Canadian canola market.

Sales in the fungicide business, driven by increased Vitavax(R) consumption, were strong in 1997. A new fungicide, Procure(TM), has enabled the business to participate in the foliar fungicide market segment. Sales of this new product were exceptionally strong in the Western United States, and research trials in the Eastern United States apple groves show significantly larger fruit sizes compared to apples treated with competing fungicides, reinforcing management's confidence about this product's effectiveness and potential. The company's plant growth regulants for the horticultural market, B-Nine(R) and Bonzi(R), experienced continued sales growth in the United States.

A new plant growth regulant, Butralin, was introduced to the United States tobacco farmers market in 1997 with strong sales results. Another plant growth regulant, Royal MH-30(R) received registration in Brazil, and Royal MH-30(R)-SG was also introduced into the U.S. rice market in 1997 under an emergency registration that was requested by the state of Louisiana. Both products help farmers control noxious red rice weed in white rice.

Herbicide sales growth in 1997 was boosted by significant growth of Pantera(R), a post emergence herbicide. The gains came primarily from market penetration in Eastern Europe and Latin
America as well as the issuance of new registrations for the product.

Miticide product line sales were very strong in 1997. Sales of Comite(R) and Omite(R) surged as severe and early infestations of mites in California prompted farmers to protect their crops aggressively. By contrast, low infestations of beet armyworms in crops grown in the southern U.S. adversely affected sales of Dimilin(R). A new registration for control of plume moth in artichokes and promising test results for soybean yield enhancement will help balance the cyclical nature of the Dimilin cotton market in the future.

Additional new product opportunities satisfying specific customer needs are also being developed. A new insecticide-Adept(TM)- for use in greenhouses, was successfully introduced in 1997. The company is also developing a new acaricide that is based on novel chemistry that can be used on a broad range of crops worldwide. A new insecticide class, with novel structure and new mode of action, has been discovered and has potential use against cotton pests. The company is also pursuing animal health opportunities for the control of ectoparasites in companion animals, cattle, sheep and commercial fish production and represents a new business opportunity for Crompton & Knowles.

In North America, continued growth in new products such as Raxil(R), a seed treatment fungicide, and Gaucho(R), an innovative seed treatment insecticide for sorghum, canola, cereals and cotton, helped the company's seed treatment subsidiary, Gustafson, produce record results this year overcoming the impact of lower cotton acreage. Gustafson's seed treatment equipment business also grew to a record level this year, strengthening the company's position as North America's market leader in seed treatment.

Outside of North America, sales of the company's seed treatment product line, led by Vitavax(R), were especially strong in Central Europe, Ukraine, Brazil, Argentina, Germany and Canada. A new product for the United Kingdom, Anchor(R), gained registration in 1997, opening the way for increased sales in the British market. A new Crop Protection office in Beijing, China also led to increased sales in that country, while Hannaford Seedmaster Services, the company's Australian subsidiary, also enjoyed record results.

The outlook for the seed treatment business is bright as bioengineered seeds are increasingly used by farmers around the globe. As a result, protecting the high valued seeds from attack by insects and diseases has become even more important. Crop Protection's diverse line of seed treatment products and in-furrow fungicides are thus well-positioned to take full advantage of this emerging biotechnology trend. Additionally, the company's insecticide line is generally complementary to the insect resistance provided by bioengineered plants.

Regulatory agencies around the world are also encouraging the industry to expand the use of Integrated Pest Management (IPM). IPM strategies are environmentally sound pest control approaches that rely not only on pesticides, but also on improved cultural practices, activity of beneficial insects that prey on the problem pests, and genetics. IPM practices usually result in lower absolute amounts of pesticides being used during pest control. By design, the company's product line is well suited to IPM practices, and as this approach to farming increases in acceptance, the company's leadership position in this segment should help it grow in the future at rates above the industry average.

(photo captions)

An innovative use of plant growth regulator Royal MH-30(R) helps farmers remove noxious red rice from their rice crop, improving quality and yields.

Crop Protection products are used on a wide range of high-value crops, helping growers produce higher yielding, more marketable produce.

The Division serves the expanding ornamental plant market with proprietary products such as B-Nine(R) and Bonzi(R) plant growth regulants.

Agricultural chemicals assist farmers in producing high quality, low cost cotton to help clothe the world's expanding population.





Specialties

(photo caption)
"Specialties doesn't just want to compete in the new millennium-it wants to lead. An ambitious global program is in place to grow the business through international expansion and by introducing new high value-added products to the marketplace."

William A. Stephenson
Executive Vice President, Specialties, Uniroyal Chemical Co.,
Inc.

Business At-A-Glance

(Pie chart)
Percentage of Sales - 17%

Trademarks > Naugard(R) plastic antioxidants and polymerization inhibitors, Celogen(R) foaming agents, Naugalube(R) petroleum additives, Synton(R) PAOs, Polybond(R) and Royaltuf(R) polymer modifiers, Trilene(R) liquid EPDM, Adiprene(R) and Vibrathane(R) urethane prepolymers

Markets > Specialty additives for producers of plastic and petroleum related products such as adhesives, athletic equipment,
automotive parts, construction materials,     food packaging,
industrial oils and lubricants. Urethane prepolymers for abrasion resistant applications such as solid industrial tires, printing rollers, industrial rolls, linings for mining equipment and consumer goods


Sales for the Specialties business, including specialty chemicals and urethane prepolymers, increased six percent to $315.2 million as a result of increased market share, international expansion and the introduction of new high value-added products.

In 1997, the company segmented its growing worldwide specialty chemicals business unit into two market-focused businesses:
performance additives, and specialty additives and intermediates.

Performance additives focuses primarily on additives for the lubricants market, a business which has been growing in excess of 10 percent annually. This growth is attributed to the increasing demand for performance products such as antioxidants and synthetic lubricants used in a variety of industrial and automotive markets. The use of synthetic fluids as lubricants has accelerated the growth of this business, primarily in the U.S. and Europe.

To keep pace with this growth, the business completed a second plant expansion for Synton(R) PAO, a synthetic fluid, and plans are underway for an additional multi-million dollar plant expansion expected to be completed in mid-1998. This expansion will significantly add to the business's capacity to service customers.

Changing requirements in the lubricants marketplace have led to increasing demand for higher performing lubricating fluid systems. The company is keeping pace with these changing requirements by developing products and processes to help prolong the service life of automotive and industrial lubricants. These include new grades of Naugalube(R) lubricant additive products specially designed to meet specific performance requirements.

The company's Trilene(R) liquid EPDM polymers also have key performance characteristics to satisfy the special needs of the lubricants, rubber, plastics and telecommunications markets. A key innovation developed by the company is a unique new Trilene polymer grade, being tested in automotive engine, gear and industrial oils.

Aggressive marketing programs in specialty additives and intermediates resulted in market share growth primarily derived from the introduction of new products. The successful commercialization of Naugard(R) SFR, a higher performing, environmentally-safer polymerization inhibitor used by the petrochemical industry to inhibit the adverse formation of polymers in styrene monomer production, led the way. Also showing strong growth were polymer modifiers used to toughen engineered thermoplastics; synergistic blends of plastic antioxidants used in the wire and cable, and thermoplastic composite markets; and a liquid stabilizer for polyether polyols used to manufacture flexible foam flabstock.

Contributing to the improved performance was diphenylamine (DPA), a key intermediate used by the rubber, plastics and lubricant additives industries worldwide. The company is the world leader in the manufacture of DPA.

In Asia-Pacific, the fastest growing region for specialty additives, the company's plastic antioxidants, polymer modifiers, and polymerization inhibitors for styrene monomers have exhibited strong demand. To assure further growth in specialty additives, the company is continuing to focus on the development of new inhibitors, polymer modifiers, and specialty antioxidants for the plastics and petrochemical markets. The company's Freeport, Grand Bahama manufacturing facility has implemented productivity improvements which increased output to serve the growing demand for high performance antioxidants.

In 1997, the Adiprene(R)/Vibrathane(R) liquid castable polyurethane prepolymer business continued to perform strongly. These products are used in fabricated parts such as solid industrial tires, mining equipment, printing rolls, and sports equipment because of the high abrasion resistance and toughness they impart to the end product.

The company's technical, marketing and sales efforts are currently focused on developing new urethane prepolymers in three specific areas: Adiprene low-free isocyanate prepolymers offer improved processability and workplace safety; sales are up significantly due to the recognized value of ease of processing and higher performance of the product; Ribbon Flow(R) Systems are applied to exterior surfaces of industrial rolls, providing a more cost efficient process to produce high performance rolls used in the production of paper and steel; and Adiprene para-phenylene diisocyanate (PPDI) based prepolymers are used in new, higher performance applications such as sheave liners for "People Mover" transit systems and bearing seals for steel mill rolls.

The partnership between Uniroyal Chemical and E.I. DuPont de Nemours and Company in the production, development and marketing of PPDI urethanes is expected to present unique opportunities requiring the synergistic chemistries developed by both companies for a higher-performing urethane prepolymer.

Success in these three areas has resulted in new versions of urethanes opening new markets for new applications.

Because the Adiprene/Vibrathane business involves one-on-one customer relationships built around leading-edge technology and intensive technical service, additional investments are being made in a trained workforce and production facilities in all regions of the world to support our global customers. The company's manufacturing capability for low-free toluene diisocyanate prepolymers has undergone numerous capacity expansions in the U.S., and plans are being developed to expand its manufacturing capabilities in Europe to capitalize on the growing acceptance of its products.


(photo captions)

An increasing demand for higher-performing lubricant additives has resulted in the commercial success of Synton(R) PAOs to improve the efficiency of a wide range of engine, gear and industrial oils used by the automotive, diesel and aviation industries.

Royaltuf(R) impact modifiers help to increase the toughness, durability and weather resistance of these mid-Manhattan, NY bus stop signs developed by Amsign (made of Centrex(R) weatherable polymer and Lustran(R) ABS resin).

An automated "People Mover" system uses cable drawn sheave liners made from Adiprene(R) PPDI-based urethane prepolymers, which exhibit extreme abrasion resistance resulting in longer life of the liner.





Colors

(photo caption)
"Crompton & Knowles continues to distinguish itself as a global leader through its technical innovation and broad offering of high quality products. Improvements in 1997 in customer service, product quality and operating costs will all benefit the business in 1998 and enable it to succeed in an increasingly competitive market."

James J. Conway
President, Crompton & Knowles Colors Incorporated


Business At-A-Glance

(pie chart)
Percentage of Sales - 14%

Trademarks > Nylanthrene(R), Supernylite(R), Intrachrome(R),
Intracid(R), Intralan(R), Sevron(R), Intralite(R), Intraplast(R),
Intrasil(R), Intrasperse(R), Intracron(R), Intrawite(R),
Cenegen(R), Intrafix(R), Intrasoft(R), Intrassist(R)

Markets > International producers of apparel, home furnishings, automotive fabrics, paper, leather and inks


The Crompton & Knowles Colors business maintained its established position as a leading North American dyestuff supplier with new product line introductions, additions to existing product ranges and technological advances to support future growth. The business recorded sales of $257.6 million in 1997 even as the worldwide dyes business continued its multi-year realignment that has led to consolidations among major dye producers. The realignment was reflected in a five percent decline of Colors' sales this year due to pricing and foreign exchange impacts.

Nonetheless, the Colors business expanded its market presence for many of its product lines and continued to introduce technological innovations to ensure its long-term competitiveness and growth in specialized markets where it has proven strengths.

In the United States, these include Intracron(R) CD trichromy-a trio of the primary colors yellow, red and blue fiber reactive dyes which are especially well-suited for dyeing difficult shades on cotton and viscose fibers. This product line will be broadened further in 1998. Another new reactive dye line Intrafast(R) was introduced to meet increased requirements for higher levels of wetfastness and bleedfastness on wool.

Polyester disperse dyes for knitted and woven apparel and polyester carpet were the fastest growing segments in 1997. In response to this demand, Crompton & Knowles Colors introduced a new line of Intrasil(R) LTM disperse dyes, offering low temperature migration and high washfastness, and capitalized on the success of the company's Intrasil(R) QE trichromy of disperse dyes in the U.S. market.

Colors also began promoting its range of Intrasil(R) A disperse dyes for polyester fibers in Latin America. The shorter dyeing cycle and reduced down time for equipment cleanup will increase dyehouse efficiency and significantly lower production costs for the company's customers.

Also introduced was Intratex(R) DLM, a gas fade inhibitor for disperse dyes on acetate. This product will reinforce the business's range of specialty chemicals as well as its disperse dyes for acetate. To further broaden its participation in the acetate dye sector in 1998, the company plans to launch a new range of acetate dyes. Customers were also attracted to the company's new Intratex(R) SHC lubricant for cellulosics which greatly reduces the occurrence of crease, fold or lap marks during the dyeing process.

Crompton & Knowles Colors continued to gain position in the nylon carpet segment following the introduction of its Intralan(R) and Intralan(R) S dyes for commercial nylon carpet. These pre-metallized acid dyes provide high levels of fade resistance that is so important to the commercial carpet industry.

To help reinforce its long-standing position as the leading producer of liquid acid dyes for nylon carpet, the company introduced two new bluish red dyes. The addition of these colors to the existing product line reinforces the company's proactive position in providing the most complete range of liquid acid dyes to the industry. The market for liquid acid dyes is expected to grow rapidly in the coming years due to the many exceptional properties unique to this line of products and the efficiency it brings to our customers' operations.

The company has enjoyed continued success with Intrafix(R) RD, a fixative launched two years ago to improve the wetfastness and washfastness properties of specific direct dyes to rival those of reactive dyes.

As part of its strategy, the business has continued its plan to expand in more specialty type businesses with above average growth and profitability. C&K Colors participated in a joint development project with Technicolor, a leading film manufacturer, for the purpose of producing highly specialized, high-purity dyes for use in new film print technology. Moreover, with its expertise in technical innovation for the printing industry, the business has developed Intraplast(R) Blue GN, a dye for printing inks. The business already has in development other specialty dye products that will be introduced in 1998.

Internationally, 1997 was a year of renewed growth in the company's European business with products such as acid dyes, pre-metallized dyes and direct dyes leading the way. The company focused on the growth markets of Italy, Spain and the former Eastern Bloc and invested in plant improvements and research and development in Western Europe, moving its U.K. operations to a new commercial headquarters in Bolton, England, and opening a new office and customer service laboratory facility in Como, Italy.

Sales in local currency in Europe grew eight percent in 1997.
While greater market activity was a positive factor, a highly focused technical marketing approach gave excellent results in those areas of core competence.

The company has begun expanding its South American business segments by opening offices in Mexico and Brazil. A technical laboratory was established in Brazil to provide custom shade matching service supporting a network of distributors and dealers serving customers in other Latin American countries. Colors also maintains a local sales staff, technical laboratory and warehouse in Hong Kong and has established direct sales in Southeast Asia.

The improved productivity and efficiency programs, which were put into effect in the fourth quarter of 1997, are expected to help enhance the business's effectiveness. New products and new market penetrations should enable this business to grow in 1998.

During the year, the business's Gibraltar, Pennsylvania manufacturing facility won the Pennsylvania Governor's Award for Environmental Excellence in the "Striving for Zero Emissions" category. The business also received the coveted EPA Region III Award for demonstrating Excellence in Emergency Preparedness, as well as for protecting the environment and the community.

(photo captions)

Plant Manager Barry Dobinsky conducts a tour of the Gibraltar, PA facility discussing the company's proactive role in community awareness and emergency response with government officials of Robeson Township.

In the motion picture "Batman and Robin," rich, vivid colors capturing the atmosphere of a graphic novel were enhanced by Technicolor in its first project using specialized high-purity dyes developed by C&K Colors.

C&K Colors produces a full spectrum of bright shades especially suited for the unique dyeing characteristics of the newest generation of ultrafine microfibers used in nylon active wear.





Ingredients

(photo caption)
"We are well positioned for the future as our domestic and global customers have come to rely on our proprietary products for the convenience food, food services, and health food market systems." Rudy M. Phillips, President, Ingredient Technology Corporation

Business At-A-Glance

(pie chart)
Percentage of Sales - 5%

Trademarks > Flav-O-Roast(TM), Savory Saute(R), Ulta-Meat(TM), Maltoline(R), Nulomoline(R), Sucrovert(R), Nulofond(R), Homemaid(R), Dri-Flo(R), Rise'N Shine(R), and Miracle Middles(TM) for food processing; Gel-Tone(TM), Gel-Klear, Chroma-Kote(R), Chroma-Tone(R), Dri-Klear(R), Nu-Pareil(R), Nu-Core(R), Nu-Tab(R), Cal-Carb(R) for pharmaceuticals

Markets > Food processing industries including bakery, confectionery, cereal, snack, convenience and institutional feeding establishments such as restaurants, fast food outlets and cafeterias; producers of pharmaceutical products such as vitamins, nutritional supplements, prescription, over-the-counter and generic drugs


The Specialty Ingredients business completed a plant consolidation program this year which led to significantly lower operating costs. While the business had record earnings for the year, sales for this business unit in 1997 declined by approximately four percent to $100.2 million, primarily as a result of the business rationalizing its product lines.

Specialty Ingredients remains dedicated to its three high-value core businesses - flavored ingredients, specialty sweeteners, and pharmaceutical ingredients - to foster its growth as a niche player in North America. To take advantage of the growing food business industry in Asia and Latin America, it established an international sales department.

The flavored ingredients business capitalized on its unique line of customized savory flavors to duplicate tastes produced by home cooking. These flavor applications include sauces, gravies, condiments, side dishes and soups. The company also stepped up its efforts to gain a larger market share in the growing food service segment of the convenience food market with its proprietary sauteed flavor systems.

To meet the growing demand for ethnic cuisine in the United
States, the company has expanded its line of savory saute flavors, including Oriental and Mexican cuisine flavors that are popular with today's consumers.

The company is also taking into account the growing consumer trend for convenience, simplicity, and quality in take-out meals, and has expanded its marketing efforts to food producers that sell to restaurant chains and to supermarkets that cater to consumers with preferences for ease and convenience of prepared foods.

Food service companies that are seeking a competitive advantage with health-conscious consumers are continuing to turn to Crompton & Knowles' technical innovations for unique flavor solutions which improve their offerings and help keep customers loyal to their products. According to studies done by the National Restaurant Association, 97 percent of colleges and universities and 80 percent of restaurants have incorporated meatless entrees into their daily menus. Following this trend, Crompton & Knowles has introduced a line of vegetarian meat flavors for use in meatless products such as veggie burgers, soups, and sauces.

The company's specialty sweeteners operation, a leading U.S. supplier of food grade molasses for bakery, confectionery, cereal and convenience foods, continued its growth in 1997. New grain conversion products which provide natural sweeteners in health foods and nutritional supplements, two of the fastest growing segments in the food industry, experienced good growth in 1997 and are expected to maintain this growth in 1998.

As part of its effort to stay at the leading edge of technology, the company developed a new cereal coating syrup that was a market success in 1997. This product, along with other proprietary cereal products, will contribute to future growth.

New growth initiatives such as the introduction of calcium supplements, a reciprocal marketing arrangement for lactose excipients with DMV International, and expansion of offshore sales continued in the pharmaceutical ingredients business. This unit's diverse product line includes coatings, colors, excipients, and flavors used in prescription and over the counter drugs.

(photo caption)

Customized food concepts with a "cooked at home" taste are created using ITC's value-added flavors and seasonings-developed for convenience food manufacturers and food service customers using its proprietary processing technology.





Specialty Process Equipment & Controls Segment


Davis-Standard

(photo caption)
"Through the power of quality and technology we have been able to meet the ever-increasing needs of our customers and expand our global customer base. This has enabled Davis-Standard extrusion equipment to maintain a leading position in the polymer processing industry."
Robert W. Ackley, President, Davis-Standard Corporation

Business At-A-Glance

(pie chart)
Percentage of Sales - 17%

Trademarks > Davis-Standard(R), Egan,  NRM Extrusion,
Sterling-FHB-Hartig, Killion, ER-WE-PA,  Mark VI(TM), Gemini(R),
EPIC III(TM), Thermatic(R), DSB(R)

Markets > Worldwide processors of plastic resins and elastomers making products such as plastic sheet for appliances, construction and automobiles; cast and blown film for packaging of consumer items; extruded shapes for construction and furniture; compounders of engineered plastics; recyclers of plastics; producers of wire and cable products; producers of non-disposable containers


Sales of specialty process equipment and controls grew nine percent to $311.7 million in 1997 and operating profit increased 54 percent to $35.9 million for the year. These results reflect a continued expansion of the use of plastic products throughout the world and the company's position as a leading international producer of plastics processing equipment.

Sales of equipment to North American plastics processors increased significantly this year capitalizing on the growth in the consumption of plastics used in the construction, automotive and packaging markets. In addition, the company expanded its business in Europe and opened new offices in Singapore and Hong Kong to support the Asia-Pacific region.

Davis-Standard continues to maintain a leadership position in extrusion equipment and related systems for the polymer processing industry. In 1997 the business capitalized on opportunities in Europe and significantly improved profitability.
The business is well-positioned for continued growth in this market.

Davis-Standard has strengthened its leadership position by broadening its product line, focusing on traditional and niche markets and addressing emerging customer needs. New products introduced by the company included a new series of parallel twin screw extruders to enhance its position in the PVC pipe industry, as well as numerous additional applications for PVC polymers. Two of the three sizes in the Gemini(R) parallel twin screw series were unveiled in 1997 and a third model will be tested and offered for sale in 1998. This line of equipment incorporates many of the company's innovative technologies and processes which enable it to meet the increased production requirements of the PVC shape extrusion market.

In response to trends in the compounding industry, Davis-Standard expanded its existing twin screw compounding line of extruders. The New Alpha Class twin screw compounder delivers 50 percent more power to process new materials at increased production rates. Davis-Standard's compounding systems provide polymer processors the ability to formulate and manufacture their own engineered plastics and create their own market niches, such as flame-retardant compounds found in automotive interiors and aircraft parts.

(photo caption)

Research and development will continue to be a focus evidenced by the opening of a European Technical Center in Germany.

In wire and cable extrusion systems, the company provided the industry with innovative systems to produce fiber optic cable, Category 5 cable lines, LAN cable and ribbon cable for the telecommunications industry. Growth opportunities in the cable market are strong as telecommunications and building requirements continue to expand worldwide.

Progress has also been made in the production of extrusion systems that reduce processing complexity for plastic and rubber processors. Areas of significant interest include the in-line compounding of a sheet product, whereby the process is combined into a single step rather than two, and an automotive hose process that typically took four steps to manufacture and is now produced in a single continuous operation. This simplified product technology is enabling Davis-Standard to offer customers extrusion systems unavailable from other suppliers.

In the packaging market, Davis-Standard continues to offer and expand its line of film and coating systems. Egan/Davis-Standard in the United States and ER-WE-PA, Davis-Standard's subsidiary in Germany, continue to provide impetus to the development of coating and film technology. Technical emphasis is placed on lines that reduce installation and start-up time and improve product quality. Product breakthroughs utilizing this segment's technology include innovative extrusion lines for shelf stable barrier film for food packaging, aseptic liquid packaging and flexible film packaging.

The company's blow molding products business developed the first electric accumulator head. The new head, which is currently undergoing field-testing, is powered by a direct-current servomotor and is expected to be retrofitable on any machine. This electric head is expected to provide blow-molding processors with greater precision and energy efficiency for engineered resins as well as medical and clean room applications. These high technology systems can efficiently produce larger blow molded automotive components, industrial containers and outdoor products.

In 1997, the company launched an expansion project at its Pawcatuck, Connecticut facility to meet the expanding needs of the business. The addition includes expanded assembly and testing areas dedicated to large extrusion systems and centralization of the company's technical center. New capital equipment includes the world's most sophisticated feedscrew machining center to manufacture increasingly complex screw designs 80 percent faster than traditional methods and various other programmable computer machinery to increase production and technological capabilities and efficiencies.

The business also opened a new European technical center in the company's ER-WE-PA plant in Erkrath, Germany. Modeled after the company's well-regarded Pawcatuck, Connecticut technical center, the new facility offers European customers access to the company's vast knowledge base and experience as well as the ability to work side by side with the company's research and development technicians.

The company's equipment order backlog at the end of 1997 increased to $106 million from $92 million at the end of 1996.

(photo captions)

Davis-Standard's commitment to advancing technology through an innovative program of knowledge sharing among several of its worldwide facilities has led to equipment innovations.

Investments in cutting edge capital equipment continue to improve quality and delivery times.










Financials

Management's Discussion and Analysis of
Financial Condition and Results of Operations    16
Consolidated Financial Statements                19
Notes To Consolidated Financial Statements       23
Responsibility For Financial Statements          32
Independent Auditors' Report                     32
Six Year Selected Financial Data                 33
Corporate Management                             34
Corporate Data                                  IBC


Forward-Looking Statements
This annual report may contain forward-looking statements. These statements are based on currently available information and the Company's actual results may differ significantly from the results discussed. Investors are cautioned that there can be no assurance that the actual results will not differ materially from those suggested in such forward-looking statements.





Management's Discussion and Analysis of Financial Condition and
Results of Operations

Financial Condition and Liquidity

Liquidity and Capital Resources

The December 27, 1997 working capital balance of $352.0 million decreased $32.8 million from the December 28, 1996 balance of $384.8 million, while the current ratio decreased slightly to 2.0 from 2.1. Days sales in receivables decreased to 54 days in 1997 from 55 days in 1996. Inventory turnover averaged 3.3 in 1997 compared to 3.2 in 1996.

Net cash flow provided by operations of $215.8 million increased $120.4 million from $95.4 million in 1996 primarily as a result of improved net earnings. The cash flow was used principally to reduce indebtedness, fund capital expenditures and pay cash dividends. The Company's debt to total capital percentage decreased to 102% from 110% in 1996. The Company's liquidity needs, including debt servicing, are expected to be financed from operations.

In July 1997 the Company amended the revolving credit agreement with a syndicate of banks increasing the line of credit from $530 million to $600 million. Borrowings under the revised agreement include $300 million available to the Company for working capital and general corporate purposes, $150 million available to Uniroyal Chemical Company, Inc. for working capital and general corporate purposes and $150 million for borrowings by the Canadian and European subsidiaries of the Company. Borrowings under the agreement amounted to $88.3 million at December 27, 1997 and carried a weighted average interest rate of 7.2%.

Capital expenditures of $50.2 million increased $11.0 million from $39.2 million in 1996. Capital expenditures are expected to approximate $60 million in 1998 primarily for replacement needs and improvement of domestic and foreign operating facilities.

In 1995 the Company initiated a program to update the current information technology systems on a worldwide basis. The Company evaluated its major computer systems and software applications with the goal of avoiding interruption in the supply of goods, services and business information at the turn of the century. Year 2000 compliance remediation costs are not expected to have a material effect on the Company's results of operations.

Accounting Standard Changes

In June 1997 the Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income" and Statement No. 131 "Disclosures About Segments of an Enterprise and Related Information", which are effective for years beginning after 1997. The Company plans to adopt Statement No. 130 in the first quarter of 1998 and Statement No. 131 in the fourth quarter of 1998.

International Operations

The stronger U.S. dollar exchange rate versus the international currencies in which the Company operates accounted for an unfavorable adjustment of $16.5 million in the accumulated translation adjustment account since year-end 1996. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations. The net asset value of foreign operations amounting to $211.4 million is not currently being hedged with respect to translation in U.S. dollars.

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

Environmental Matters

The Company is involved in claims, litigation, administrative proceedings and investigations of various types in a number of jurisdictions. A number of such matters involve claims for a material amount of damages and relate to or allege environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury. The Company and some of its subsidiaries have been identified by federal, state or local governmental agencies, and by other potentially responsible parties (each a "PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or comparable state statutes, as a PRP with respect to costs associated with waste disposal sites at various locations in the United States. In addition, the Company is involved with environmental remediation and compliance activities at some of its current and former sites in the United States and abroad.

Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. During the third quarter of 1997, the Company recorded a special environmental provision of $15.0 million. As of December 27, 1997, the Company's reserves for environmental remediation activities totaled $102.6 million. These estimates may change in the future should additional sites be identified, circumstances change with respect to any site, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

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

Operating Results-1997 as Compared to 1996

Overview

Consolidated net sales increased 3% to $1.85 billion from $1.80 billion in 1996. The increase was primarily attributable to increased unit volume of 5% offset by lower foreign currency translation of 1% and lower pricing of 1%. International sales, including U.S. exports, decreased slightly as a percentage of total sales to 39% from 40% in 1996.

Net earnings before extraordinary losses on early extinguishment of debt increased 43% to $92.1 million, or $1.25 per share basic and $1.22 per share diluted, compared with $64.6 million, or $.90 per share basic and diluted, in 1996 before after-tax merger and special environmental costs. Net earnings were $86.8 million, or $1.18 per share basic and $1.15 per share diluted, compared to a net loss of $22.5 million, or $.31 per share basic and diluted, in the prior year.

Gross margins as a percentage of net sales increased slightly to 35.4% from 35.1% in the prior year. Consolidated operating profit, before special charges of $28.0 million in 1997 and $115.0 million in 1996, increased 15% to $252.3 million from $218.6 million in the prior year. Both segments contributed to the increase as specialty chemicals rose 10% and specialty process equipment and controls increased 54%.

Specialty Chemicals

The Company's specialty chemicals segment reported sales of $1.54 billion representing an increase of 1% from 1996 primarily attributable to higher unit volume of 4% offset by lower foreign currency translation of 2% and lower pricing of 1%. An analysis of sales by major product lines within the specialty chemicals segment follows.

Chemicals and polymers sales of $496.4 million increased 1% versus 1996. Unit volume increased 6%, but was offset by lower pricing of 4% and lower foreign currency translation of 1%. Sales of rubber chemicals were lower than 1996 primarily due to lower pricing. Sales increased in both the nitrile rubber and EPDM businesses primarily due to increased unit volume.

Crop protection sales of $370.1 million increased 5% versus 1996 primarily attributable to higher unit volume particularly in the herbicides, insecticide and fungicide businesses.

Specialties sales of $315.2 million increased 6% from 1996 primarily attributable to increased unit volume for urethane prepolymers and specialty additives.

Colors sales of $257.6 million decreased 5% versus 1996. The decrease was primarily attributable to lower foreign currency translation of 3% and lower pricing of 2%.

Specialty ingredients sales of $100.2 million decreased 4% compared to 1996 primarily attributable to lower unit volume as a result of product line rationalization.

Operating profit of $238.5 million increased 10% from $216.3 million in 1996. The improvement in operating profit resulted primarily from an increase in unit volume and lower operating costs.

Specialty Process Equipment and Controls

The Company's specialty process equipment and controls segment reported sales of $311.7 million representing an increase of 9% from 1996. The increase is primarily attributable to increased unit volume of 12% offset primarily by lower foreign currency translation of 3%. Operating profit of $35.9 million increased 54% from $23.4 million in 1996 primarily as a result of higher unit volume, cost reductions and improved product mix. The equipment order backlog totaled $106 million at the end of 1997 compared to $92 million at the end of 1996.

Other

Selling, general and administrative expenses of $269.4 million decreased 4% versus 1996 primarily due to planned cost reductions and lower foreign currency translation. Depreciation and amortization of $79.9 million decreased 3% from 1996 as a result of certain assets becoming fully depreciated and amortized. Research and development costs of $53.6 million increased 2% from 1996.

Severance and other costs of $13 million includes severance costs relating to planned workforce reductions and other costs relating primarily to certain product liability claims and costs associated with the implementation of SAP software. The special environmental charge of $15 million reflects the Company's current estimate of additional requirements for future remediation costs.

Interest expense of $103.3 million decreased 10% from 1996 primarily due to lower levels of indebtedness. Other income of $27.8 million includes a gain in the amount of $28 million relating to a settlement with the U.S. Department of the Army (refer to page 28). The effective tax rate of 38.1% compares to 38.9% in the prior year after adjusting for the after-tax impact of merger and special environmental costs in 1996.


Operating Results-1996 as Compared to 1995

Overview

Consolidated net sales increased 3% to $1.80 billion from $1.74 billion in 1995. The increase was primarily attributable to the impact of acquisitions of 5% offset in part primarily by unit volume. The acquisitions include primarily the worldwide crop protection business of Solvay Duphar B.V. acquired in March of 1995 and the extrusion machinery business of Klockner ER-WE-PA GmbH acquired in January of 1996. International sales, including U.S. exports, increased as a percentage of total sales to 40% from 35% in 1995.

The net loss for 1996 was $22.5 million, or $.31 per share basic and diluted, compared to earnings of $131.6 million, or $2.01 per share basic and $1.99 per share diluted, in 1995. Before after-tax merger and related costs of $68.1 million, a special charge for environmental costs of $18.5 million and an extraordinary charge of $.5 million, net earnings were $64.6 million, or $.90 per share basic and diluted, in 1996, compared with adjusted earnings of $56.6 million, or $.86 per share basic and $.85 per share diluted, in 1995. The adjusted 1995 results exclude $78.9 million of a special tax credit, an extraordinary charge of $8.3 million and other special income, net of $4.4 million.

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

Specialty Chemicals

The Company's specialty chemicals segment sales of $1.52 billion increased 4% from 1995. The increase is primarily attributable to the impact of acquisitions of 2% and improved pricing. An analysis of sales by major product class within the specialty chemicals segment follows.

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

Interest expense of $114.2 million decreased 7% from 1995 primarily due to lower levels of indebtedness. Other income of $1.3 million in 1996 decreased $1.4 million versus 1995 primarily due to lower interest income and special licensing income in 1995. The effective tax rate, excluding the impact of merger and related costs and a special charge for environmental costs, was 38.9% versus 38.0% in the prior year before special tax credits of $78.9 million in 1995.





Consolidated Statements of Operations
Fiscal years ended 1997, 1996 and 1995

(In thousands of dollars, except per share data)
                                       1997       1996       1995

Net Sales                        $1,851,180 $1,803,969 $1,744,834

Costs and Expenses

Cost of products sold             1,196,030  1,170,586  1,126,166
Selling, general and administrative 269,405    279,812    270,338
Depreciation and amortization        79,856     82,597     80,118
Research and development             53,611     52,359     50,090
Severance and other costs            13,000          -          -
Special environmental charge         15,000     30,000          -
Merger and related costs                  -     85,000          -

Operating Profit                    224,278    103,615    218,122
Interest expense                    103,349    114,244    122,398
Other income                        (27,817)    (1,285)    (2,736)

Earnings

Earnings (loss) before income taxes
 and extraordinary charge           148,746     (9,344)    98,460
Provision (benefit) for income taxes 56,675     12,710    (41,462)
Earnings (loss) before
 extraordinary charge                92,071    (22,054)   139,922
Extraordinary loss on early
extinguishment of debt               (5,242)      (441)    (8,279)
Net earnings (loss)                $ 86,829  $ (22,495) $ 131,643

Basic Earnings (Loss) Per Common Share

Earnings (loss) before
 extraordinary charge                $ 1.25     $ (.31)    $ 2.13
Extraordinary loss                     (.07)         -       (.12)
Net earnings (loss)                  $ 1.18     $ (.31)    $ 2.01

Diluted Earnings (Loss) Per Common Share

Earnings (loss) before
 extraordinary charge                $ 1.22     $ (.31)    $ 2.11
Extraordinary loss                     (.07)         -       (.12)
Net earnings (loss)                  $ 1.15     $ (.31)    $ 1.99

See accompanying notes to consolidated financial statements
Crompton & Knowles Corporation and Subsidiaries





Consolidated Balance Sheets
Fiscal years ended 1997 and 1996

(In thousands of dollars, except per share data)
                                                1997         1996
Assets

Current Assets

Cash                                     $    10,607  $    21,120
Accounts receivable                          262,412      267,871
Inventories                                  356,716      362,349
Other current assets                          85,314       90,897
  Total current assets                       715,049      742,237

Non-Current Assets

Property, plant and equipment                474,892      497,979
Cost in excess of acquired net assets        181,025      189,012
Other assets                                 177,854      227,962
                                          $1,548,820   $1,657,190

Liabilities and Stockholders' Equity

Current Liabilities

Current installments of long-term debt    $        -  $       731
Notes payable                                  1,770        8,595
Accounts payable                             145,405      151,270
Accrued expenses                             149,910      143,133
Income taxes payable                          38,909       33,214
Other current liabilities                     27,094       20,536
  Total current liabilities                  363,088      357,479

Non-Current Liabilities

Long-term debt                               896,291    1,054,982
Postretirement health care liability         149,344      181,980
Other liabilities                            160,187      159,167

Stockholders' Equity (Deficit)

Common stock, $.10 par value -
 issued 77,332,751 shares
 in 1997 and 77,237,421 in 1996                7,733        7,724
Additional paid-in capital                   232,213      232,010
Accumulated deficit                         (174,019)    (257,177)
Accumulated translation adjustment           (42,045)     (25,592)
Treasury stock at cost                       (40,228)     (48,083)
Deferred compensation                           (984)      (1,587)
Pension liability adjustment                  (2,760)      (3,713)
  Total stockholders' deficit                (20,090)     (96,418)
                                          $1,548,820   $1,657,190

See accompanying notes to consolidated financial statements
Crompton & Knowles Corporation and Subsidiaries





Consolidated Statements of Cash Flows
Fiscal years ended 1997, 1996 and 1995

Increase (decrease) to cash (in thousands of dollars)
                                       1997       1996      1995

Cash Flows from Operating Activities

  Net earnings (loss)              $ 86,829 $  (22,495) $131,643
  Adjustments to reconcile net earnings (loss)
  to net cash provided by operations:
    Depreciation and amortization    79,856     82,597    80,118
    Noncash interest                 14,289     16,082    18,781
    Deferred taxes                   18,184    (16,308)  (78,611)
    Changes in assets and liabilities:
    Accounts receivable              (2,997)    (9,675)  (53,090)
    Inventories                      (3,960)    (7,033)     (178)
    Other current assets              5,688       (614)    2,707
    Other assets                      2,165       (169)    6,067
    Accounts payable and
     accrued expenses                 8,573     22,548    16,721
    Income taxes payable             13,055      3,249      (813)
    Other current liabilities         7,244      2,066    (6,139)
    Postretirement health
     care liability                 (32,460)    (2,653)   (1,244)
    Other liabilities                12,306     27,106    (9,599)
    Other                             7,015        652       (15)
  Net cash provided by operations   215,787     95,353   106,348

Cash Flows from Investing Activities

  Acquisitions                            -    (15,713) (108,035)
  Capital expenditures              (50,176)   (39,204)  (87,744)
  Other investing activities          5,569      2,689    (7,943)
   Net cash used by investing
   activities                       (44,607)   (52,228) (203,722)

Cash Flows from Financing Activities

  Proceeds (payments) on short-term
   borrowings                        (5,903)  (100,434)   29,976
  Proceeds (payments) on long-term
   borrowings                      (175,454)    55,985  (136,807)
  Proceeds from sale of common
   stock, net                             -     14,150   146,626
  Dividends paid                     (3,671)   (12,967)  (25,217)
  Other financing activities          4,240      4,873    (8,789)
  Net cash provided (used) by
   financing activities            (180,788)   (38,393)    5,789

Cash

  Effect of exchange rates on cash     (905)      (573)   (1,154)
  Change in cash                    (10,513)     4,159   (92,739)
  Cash adjustment to conform
   fiscal year of Uniroyal                -    (13,476)        -
  Cash at beginning of period        21,120     30,437   123,176
  Cash at end of period            $ 10,607   $ 21,120  $ 30,437

See accompanying notes to consolidated financial statements
Crompton & Knowles Corporation and Subsidiaries





Consolidated Statements of Stockholders' Equity (Deficit)
Fiscal years ended 1997, 1996 and 1995

(In thousands of dollars, except per share data)
                                         1997      1996      1995

Common Stock

Balance at beginning of year          $ 7,724   $ 7,676   $ 6,365
Stock options, warrants and other
 issuances (95,330 shares in 1997,
 481,546 in 1996 and 332,530 in 1995)       9        48        32
Uniroyal sale of common stock
 (12,785,295 shares)                        -         -     1,279
Balance at end of year                  7,733     7,724     7,676

Additional Paid-in Capital

Balance at beginning of year          232,010   227,433    84,527
Stock options, warrants and other
 issuances                                203     5,062       (50)
Sale of common shares                       -      (485)        -
Uniroyal sale of common stock               -         -   145,347
Return of shares from long-term
 incentive plan trust                       -         -    (2,391)
Balance at end of year                232,213   232,010   227,433

Accumulated Deficit

Balance at beginning of year         (257,177) (213,347) (319,773)
Net earnings (loss)                    86,829   (22,495)  131,643
Adjustment to conform fiscal year
 of Uniroyal                                -    (8,368)        -
Cash dividends declared on common stock
 ($.05 per share in 1997, $.27
 in 1996, and $.525 in 1995)           (3,671)  (12,967)  (25,217)
Balance at end of year               (174,019) (257,177) (213,347)

Accumulated Translation Adjustment

Balance at beginning of year          (25,592)  (12,168)   (8,106)
Equity adjustment for translation
 of foreign currencies                (16,453)  (13,424)   (4,062)
Balance at end of year                (42,045)  (25,592)  (12,168)

Treasury Stock

Balance at beginning of year          (48,083)  (62,972)  (54,213)
Issued, primarily under stock options
 (573,222 shares in 1997, 54,346 in
 1996, and 72,729 in 1995)              7,855       254       340
Sale of 1,000,000 common shares             -    14,635         -
Common stock acquired (272,800 shares)      -         -    (4,296)
Return of shares from long-term
 incentive plan trust (448,000 shares)      -         -    (4,803)
Balance at end of year                (40,228)  (48,083)  (62,972)

Deferred Compensation

Balance at beginning of year           (1,587)   (2,190)  (10,152)
Return of shares from long-term
 incentive plan trust                       -         -     7,194
Amortization                              603       603       768
Balance at end of year                   (984)   (1,587)   (2,190)

Pension Liability Adjustment

Balance at beginning of year           (3,713)   (3,617)   (1,903)
Equity adjustment for pension liability   953       (96)   (1,714)
Balance at end of year                 (2,760)   (3,713)   (3,617)
Total stockholders' deficit         $ (20,090) $(96,418) $(59,185)

See accompanying notes to consolidated financial statements
Crompton & Knowles Corporation and Subsidiaries





Notes to Consolidated Financial Statements


Accounting Policies

Business Combination

On August 21, 1996, the Company merged (the "Merger") with Uniroyal Chemical Corporation ("Uniroyal") in a common stock transaction that was accounted for on a pooling-of-interests basis. The accompanying consolidated financial statements include the accounts of both companies and all information has been restated to reflect the combined operations of both companies. Because of differing fiscal year ends, the consolidated statements of operations and cash flows and consolidated stockholders' equity (deficit) for year-end 1995 reflect the combined results of the Company and Uniroyal for the years ended December 30, 1995 and October 1, 1995, respectively. Accordingly, Uniroyal's net loss of $8.4 million for its fiscal quarter ended December 31, 1995, has been charged to the accumulated deficit account and Uniroyal's change in cash for such quarter has been reflected as a cash adjustment in the consolidated statements of cash flows. The 1997 and 1996 consolidated financial statements reflect the combined results of both companies for the twelve month periods ended December 27, 1997 and December 28, 1996, respectively.

In connection with the merger with Uniroyal, the Company incurred $85 million of merger and related costs. The components of these costs comprise principally severance and other personnel costs of $37.6 million, investment banking fees of $12.5 million, legal fees of $9.7 million, debt related fees of $8.3 million, facility consolidation costs of $6.4 million and other costs of $10.5 million.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries. Other affiliates in which the Company has a 20% to 50% ownership are accounted for in accordance with the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's fiscal year ends on the last Saturday in December.

Translation of Foreign Currencies

Balance sheet accounts denominated in foreign currencies are translated generally at the current rate of exchange as of the balance sheet date, while revenues and expenses are translated at average rates of exchange during the periods presented. The cumulative foreign currency adjustments resulting from such translation are included in the accumulated translation adjustment account in the stockholders' equity (deficit) section of the consolidated balance sheets. For foreign subsidiaries operating in highly inflationary economies, monetary balance sheet accounts and related revenue and expenses are translated at current rates of exchange while non-monetary balance sheet accounts and related revenues and expenses are translated at historical exchange rates. The resulting translation gains and losses related to those countries are reflected in operations and are not significant in any of the years presented.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($58.7 million in 1997, $59.2 million in 1996 and $57.4 million in 1995) is computed generally on the straight-line method using the following ranges of asset lives: buildings and improvements: 10 to 40 years, machinery and equipment: 3 to 25 years, and furniture and fixtures: 3 to 10 years.

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

Intangible Assets

The excess cost over the fair value of net assets of businesses acquired is being amortized on a straight-line basis over 20 to 40 years. Accumulated amortization was $42.2 million and $36.6 million in 1997 and 1996, respectively.

Patents, unpatented technology, trademarks and other intangibles of $79.1 million in 1997 and $94.8 million in 1996, included in other assets, are being amortized principally on a straight-line basis over their estimated useful lives ranging from 6 to 20 years. Accumulated amortization was $123.3 million and $108.2 million in 1997 and 1996, respectively.

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

Income Taxes

A provision has not been made for U.S. income taxes which would be payable if undistributed earnings of foreign subsidiaries of approximately $149.3 million at December 27, 1997, were distributed to the Company in the form of dividends, since certain foreign countries limit the extent of repatriation of earnings, while for others, the Company's intention is to permanently reinvest such foreign earnings.

Statements of Cash Flows

Cash includes bank term deposits of three months or less. Cash payments during the fiscal years ended 1997, 1996 and 1995 included interest payments of $90.8 million, $100.1 million and $107.9 million and income tax payments of $28.3 million, $28.7 million and $32.2 million, respectively.

Earnings Per Common Share

Effective in 1997, the Company adopted FASB Statement No. 128
"Earnings Per Share." Further information is provided in the footnote on earnings per common share.

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

Other Disclosures

Included in accounts receivable are allowances for doubtful accounts in the amount of $8.7 million in 1997 and $7.3 million in 1996. Included in other current liabilities are customer deposits in the amount of $25.1 million in 1997 and $18.7 million in 1996.

Acquisitions

During 1996, the Company acquired Klockner ER-WE-PA GmbH and the Hartig line of industrial blow molding systems at an aggregate cost of $15.7 million. During 1995, the Company acquired the worldwide crop protection business of Solvay Duphar, B.V., along with five smaller acquisitions, at an aggregate cost of $108 million. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of purchase price over fair value of net assets acquired in the amount of $34.9 million, is being amortized from 20 to 40 years. The operating results of each acquisition are included in the consolidated statement of operations from the dates of acquisition.

Inventories
(In thousands)                    1997       1996

Finished goods                $226,730   $242,587
Work in process                 47,029     44,445
Raw materials and supplies      82,957     75,317
                              $356,716   $362,349

Property, Plant and Equipment
(In thousands)                    1997       1996

Land and improvements         $ 29,295   $ 30,290
Buildings and improvements     159,734    159,893
Machinery and equipment        637,538    628,378
Furniture and fixtures          28,051     25,979
Construction in progress        36,892     29,173
                               891,510    873,713
Less accumulated depreciation  416,618    375,734
                              $474,892   $497,979

Leases

The future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year (as of December 27, 1997) total $111.0 million as follows:
$12.6 million in 1998, $11.5 million in 1999, $9.6 million in 2000, $8.3 million in 2001, $7.1 million in 2002, and $61.9 million in later years. Total rental expense for all operating leases was $16.8 million in 1997, $16.6 million in 1996 and $14.7 million in 1995.

Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

Accrued Expenses
(In thousands)                    1997      1996

Accrued interest              $ 16,681  $ 18,739
Current portion of
 environmental liability        17,914    20,270
Other accruals                 115,315   104,124
                              $149,910  $143,133

Long-term Debt
(In thousands)                    1997       1996

9% Senior Notes Due 2000      $226,623   $250,583
10.5% Senior Notes Due 2002    235,998    283,078
11% Senior Subordinated Notes
 Due 2003                      228,675    232,175
12% Subordinated Discount
 Notes Due 2005                113,586    103,215
Credit Agreement                88,328    179,466
Other                            3,081      7,196
                               896,291  1,055,713
Less amounts due within one year     -       (731)
                              $896,291 $1,054,982

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

12% Subordinated Discount Notes

The 12% Subordinated Discount Notes Due 2005 are an unsecured obligation of Uniroyal and have a final accreted value of $124.1 million at May 1, 1998. Beginning on such date, cash interest will accrue on these securities and will be payable semi-annually. The Notes are redeemable in whole or in part, at the option of Uniroyal at any time after May 1, 1998, at 100% of their principal amount, plus accrued and unpaid interest.

Merger Waivers

The note indentures require that upon a change in control (as defined in the related indentures), an offer shall be made to purchase all of the notes at a purchase price equal to 101% of the principal amounts (or accreted value), thereof, plus accrued and unpaid interest. In connection with the Merger, waivers of the requirement were obtained, except the 9% Senior Notes for which an offer to purchase was made.

Debt Repurchases

During 1997, the Company repurchased in the open market $24.0 million of 9% Senior Notes, $47.1 million of 10.5% Senior Notes, $3.5 million of 11% Senior Subordinated Notes, and $2.5 million of 12% Subordinated Discount Notes. As a result of the repurchases, the Company recognized an extraordinary charge of $5.3 million, net of tax benefit of $3.5 million.

During 1996, the Company repurchased $17.2 million of 9% Senior
Notes in the open market. As a result of this repurchase, the Company recognized an extraordinary charge of $441 thousand, net of tax benefit of $293 thousand.

Credit Agreement

In July 1997, the Company increased its revolving credit agreement with a syndicate of banks to $600 million (from $530 million) which extends through August 2001. Borrowings under the credit agreement are divided into three tranches. Tranche I provides a maximum of up to $300 million available to the Company for working capital and general corporate purposes. Tranche II provides a maximum of up to $150 million available to Uniroyal Chemical Company, Inc. (a wholly-owned subsidiary of Uniroyal) for working capital and general corporate purposes. Tranche III allows up to $150 million of borrowings by the European and Canadian subsidiaries of the Company. Borrowings may be denominated in U.S. dollars or the subsidiary's local currency.

The credit agreement calls for interest based upon various options including a spread over LIBOR that varies according to certain debt ratios for the trailing four fiscal quarters. In addition, the Company must pay a commitment fee (currently .175%) on the total unused portion of the credit agreement based upon certain debt ratios for the trailing four fiscal quarters. At December 27, 1997, borrowings under the credit agreement of $88.3 million bore a weighted average interest rate of 7.2%.

Debt Covenants

The Company's various debt agreements contain covenants which limit the ability to incur additional debt, transfer funds between affiliated companies, pay cash dividends or make certain other payments. In addition, the credit agreement requires the Company to maintain certain financial ratios.

Maturities

In 1997, the scheduled maturities of long-term debt during the next five fiscal years and years thereafter were: 1998 - none; 1999 - $0.9 million; 2000 - $227.1 million; 2001 - $88.8 million;
2002 - $236.4 million and years thereafter - $343.1 million.

Financial Instruments

At December 27, 1997, the Company had an interest rate swap contract ("the Swap") outstanding for $270 million with a major financial institution. Net receipts or payments on the Swap are accrued and recognized as adjustments to interest expense. The Swap requires the Company to make semi-annual payments to its counterparty of an amount ranging from 5.89%-6.25% in 1998 and 5.68% in 1999 with the last payment due on December 31, 1999. The Swap requires the counterparty to make semi-annual payments at a fixed rate of 5.24%. The Company paid $1.9 million under the Swap in 1997. A settlement of the fair market value of the Swap as of December 27, 1997 would require a payment of approximately $4.2 million.

At December 27, 1997, the Company had an interest rate lock contract ("Interest Hedge") outstanding with a major financial institution for $230 million at a rate of 6.04%. The interest hedge expires on September 1, 2000, which corresponds to the date of maturity of the 9% Senior Notes payable. Upon expiration an amount of settlement is computed based upon the difference between the rate of 6.04% and the 10 year U.S. Treasury rate. A settlement of the fair market value of the interest hedge as of December 27, 1997 would require payment of approximately $1.6 million.

The carrying amounts for cash, accounts receivable, notes payable, accounts payable and other current liabilities approximate fair value because of the short maturities of these instruments. The fair market values of long term debt (including current installments) were $972.2 million and $1,124.8 million in 1997 and 1996, respectively, and with respect to the notes have been determined based on quoted market prices.

Income Taxes

The components of earnings (loss) before income taxes and extraordinary loss and the provision (benefit) for income taxes are as follows:


(In thousands)                       1997       1996       1995

Pretax Earnings (Loss):
   Domestic                      $104,886  $ (32,875)  $ 76,575
   Foreign                         43,860     23,531     21,885
                                 $148,746  $  (9,344)  $ 98,460
Taxes:
   Domestic
      Current                    $ 22,506   $ 15,576   $ 25,253
      Deferred                     16,989     (9,566)   (72,379)
                                   39,495      6,010    (47,126)
  Foreign
      Current                      15,985     13,517     10,603
      Deferred                      1,195     (6,817)    (4,939)
                                   17,180      6,700      5,664
  Total
      Current                      38,491     29,093     35,856
      Deferred                     18,184    (16,383)   (77,318)
                                 $ 56,675   $ 12,710   $(41,462)

The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:

(In thousands)                       1997       1996       1995

Provision (benefit) at
 statutory rate                   $52,061   $ (3,270)  $ 34,461
Nondeductible merger and
 related costs                          -     14,709          -
Impact of valuation allowance      (3,616)    (2,904)   (78,880)
Foreign dividends impact              524      3,744      2,367
Goodwill amortization               1,619      2,214      1,502
Foreign income tax rate differential  674     (2,168)    (3,308)
State income taxes, net of
 federal benefit                    5,141       (601)     3,322
Other, net                            272        986       (926)
Actual provision (benefit) for
 income taxes                     $56,675    $12,710   $(41,462)


Provisions have been made for deferred taxes based on differences between financial statement and tax bases of assets and liabilities using currently enacted tax rates and regulations.
The components of the net deferred tax assets and liabilities are as follows:

(In thousands)                       1997       1996

Deferred tax assets:
 Pension and other
  postretirement benefits        $ 78,348   $ 91,861
 Accruals for environmental
  restoration                      31,886     30,427
 Other accruals                    41,722     38,265
 AMT credit and NOL carryforwards  22,363     33,399
 Inventories and other             12,487     12,569
Deferred tax liabilities:
 Property, plant and equipment    (71,557)   (63,666)
 Intangibles                      (10,055)   (14,015)
 Other                             (2,389)    (4,235)
Net deferred tax asset before
 valuation allowance             $102,805    124,605
Valuation allowance               (12,466)   (16,082)
Net deferred tax asset after
 valuation allowance             $ 90,339   $108,523

Net deferred taxes (in thousands) include $47,969 and $47,167 in current assets, $42,595 and $67,308 in long-term assets, $2 and $114 in current liabilities and $223 and $5,838 in long-term liabilities in 1997 and 1996, respectively.

The Company had domestic NOL carryforwards of $35 million, expiring in the year 2007, which can be used to reduce future Federal taxable income, while certain of the Company's foreign subsidiaries had aggregate NOL carryforwards of $38 million which can be used to reduce future taxable income in those countries. As a result of the Uniroyal stock offering in 1995 and the Merger, the Company has undergone an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Consequently, the Federal NOL carryforward is subject to an annual limitation as prescribed thereunder.

Earnings Per Common Share

Effective in 1997, the Company adopted FASB Statement No. 128 "Earnings per Share". The computation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common and common equivalent shares outstanding. The computation of diluted loss per share for fiscal year 1996 follows the basic calculation since common stock equivalents were antidilutive.

(In thousands, except per share amounts)
                                     1997       1996       1995
Earnings (loss) before
 extraordinary charge             $92,071   $(22,054)  $139,922
Net earnings (loss)               $86,829   $(22,495)  $131,643

Basic

Weighted average shares
 outstanding                       73,373     72,026     65,572
Earnings (loss) before
 extraordinary charge              $ 1.25    $  (.31)    $ 2.13
Net earnings (loss)                $ 1.18    $  (.31)    $ 2.01

Diluted

Weighted average shares
 outstanding                       73,373     72,026     65,572
Stock options, warrants and
 other equivalents                  1,985          -        697
Weighted average shares adjusted
 for dilution                      75,358     72,026     66,269
Earnings (loss) before
 extraordinary charge              $ 1.22    $  (.31)    $ 2.11
Net earnings (loss)                $ 1.15    $  (.31)    $ 1.99

Capital Stock

The Company is authorized to issue 250,000,000 shares of common stock at a par value of $.10. There were 77,332,751 shares issued in 1997, of which 3,724,394 shares were held in the treasury, and 77,237,421 shares issued in 1996, of which 4,297,616 shares were held in the treasury.

The Company is authorized to issue 250,000 shares of preferred stock without par value, none of which are outstanding. Preferred share purchase rights ("Rights") outstanding with respect to each share of the Company's common stock entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $800. The Rights cannot become exercisable until ten days following a public announcement that a person or group has acquired 20% or more of the common shares of the Company or intends to make a tender or exchange offer which would result in their ownership of 20% or more of the Company's common shares. The Rights also entitle the holder under certain circumstances to receive shares in another company which acquires the Company or merges with it.

Warrants

In connection with the Uniroyal merger, the Company assumed warrants that had been issued by Uniroyal to purchase up to 107,195 converted shares, at an adjusted exercise price of $1.04 per share. At December 27, 1997 and December 28, 1996, warrants to purchase 107,195 shares were still outstanding. The holder may exercise these warrants, in whole or in part, until they expire on October 30, 1999. No warrants were exercised in 1997 while 105,347 and 320,830 were exercised in 1996 and 1995, respectively.

Stock Incentive Plans

The 1988 Long-Term Incentive Plan ("1988 Plan") authorizes the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards to the officers and other key employees of the Company over a period of ten years. Non-qualified and incentive stock options may be granted under the 1988 plan at prices not less than 100% of the market value on the date of the grant. All outstanding options will expire not more than ten years and one month from the date of grant. In conjunction with shareholder approval of the Merger, the number of common shares covered under the 1988 Plan was increased from 4 million to 10 million shares.

The 1993 Stock Option Plan for Non-Employee Directors as amended in 1996 authorizes 200,000 shares to be optioned to non-employee directors at the rate of twice their annual retainer divided by the stock price on the date of grant. The options will vest over a two year period and be exercisable over a ten year period from the date of grant, at a price equal to the fair market value on the date of grant.

Under the 1988 Plan, 1,261,000 common shares have been transferred to an independent trustee to administer restricted stock awards for the Company's long-term incentive program. At December 27, 1997 deferred compensation relating to such shares in the amount of $984 thousand is being amortized over an estimated service period of six to fifteen years. In 1996, the Company granted long-term incentive awards in the amount of 824,300 shares to be earned at the end of 1998 if certain financial criteria are met. If earned, such shares will vest ratably through the year 2000 with the final 25% at retirement. Compensation expense related to unearned shares is accrued annually based upon the expected level of incentive achievement.

In connection with the Uniroyal merger, the Company assumed stock options and rights that had been granted by Uniroyal in the amount of 2,188,333 converted shares as of the merger date.

Effective in 1996, the Company adopted the provisions of FASB Statement No. 123 "Accounting and Disclosure of Stock-Based Compensation." As permitted, the Company elected to continue its present method of accounting for stock-based compensation. Accordingly, compensation expense has not been recognized for stock-based compensation plans other than restricted stock awards under the Company's long-term incentive programs. Had compensation cost for the Company's stock option and long-term incentive awards been determined under the new method, net earnings (loss) (in thousands) would have been $84,660, $(24,098), and $131,015 for the years 1997, 1996 and 1995, respectively. Net earnings (loss) per common share (basic) would have been $1.15, $(.33) and $2.00 and net earnings (loss) per common share (diluted) would have been $1.11, $(.33) and $1.98 for the years 1997, 1996 and 1995, respectively. The fair value per share of long-term incentive awards granted in 1996 was $13.88 and the average fair value per share of options granted was $10.53 in 1997, $5.72 in 1996 and $3.51 in 1995. The fair value of options granted was estimated using the Black-Scholes option pricing model with the following assumptions for 1997, 1996 and 1995, respectively: divided yield .19%, .34% and 4%, expected volatility 28%, 30% and 36%, risk-free interest rate 6.1%, 6.5% and 6%, and expected life 6 years, 5 years and 5 years.

Changes during 1997, 1996 and 1995 in shares under option are summarized as follows:

                           Price Per Share
                                  Range  Average      Shares

Outstanding at 12/31/94    $ 2.47-23.75   $10.78   4,422,778
Granted                      9.31-16.06    12.62     474,136
Exercised                     2.49-9.31     6.21     (72,998)
Lapsed                       5.22-23.75    14.02    (190,157)

Outstanding at 12/30/95      2.47-23.75    10.91   4,633,759
Granted                      9.14-16.88    15.11   2,178,022
Exercised                    4.01-18.19    10.19    (419,287)
Lapsed                       3.13-23.75     8.14    (120,519)

Outstanding at 12/28/96      2.47-23.75    12.47   6,271,975
Granted                     19.31-26.41    26.39     613,251
Exercised                    2.47-19.31     6.69    (667,733)
Lapsed                       9.31-19.31    14.62     (86,917)

Outstanding at 12/27/97    $ 3.13-26.41   $14.46   6,130,576
Exercisable at 12/30/95    $ 2.47-23.75   $ 9.98   3,012,170
Exercisable at 12/28/96    $ 2.47-23.75   $10.87   3,851,369
Exercisable at 12/27/97    $ 3.13-23.75   $12.32   3,866,992

Shares available for grant at year-end 1997 and 1996 were 3,595,467 and 4,034,849, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

                Number Weighted Avg. Weighted Number Weighted Range of Outstanding Remaining Average Exercisable Average Exercise at end of Contractual Exercise at end of Exercise
Prices            1997         Life     Price       1997    Price

$  3.13-6.55     692,146       2.59    $ 4.89    692,146   $ 4.89
$ 9.14-13.00   1,724,497       5.52    $11.76  1,682,811   $11.73
$13.57-16.88   2,519,714       8.13    $14.99    910,067   $14.80
$18.31-22.78     577,758       4.69    $18.93    577,758   $18.93
$23.75-26.41     616,461       9.79    $26.38      4,210   $23.75
               6,130,576       6.61    $14.46  3,866,992   $12.32

The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $2 million in 1997, 1996 and 1995.

Postretirement Health Care Liability

The Company provides health and life insurance benefits for certain retired and active employees and their beneficiaries and covered dependents in the U.S. and Canada. Postretirement benefits for retired employees in other countries are generally covered by government-sponsored plans.

Net postretirement health care cost included the following components:

(In thousands)                        1997       1996       1995

Service cost-benefits earned
 during the period                 $ 1,174    $ 1,292    $ 1,372
Interest cost on accumulated
 postretirement benefit obligation $10,298     10,134     10,230
Actual return on plan assets          (910)        10       (677)
Net amortization and deferral       (6,856)    (7,455)    (6,660)
Net postretirement health care cost$ 3,706    $ 3,981    $ 4,265

Postretirement health care costs are generally not pre-funded
(except for certain government-related plans) and are paid by the Company as incurred. The accumulated postretirement health care liability is as follows:

(In thousands)                            1997       1996

Fully eligible and other active
 plan participants                   $  40,209  $  42,559
Retirees                               114,620    100,439
Accumulated benefit obligation         154,829    142,998
Plan assets at fair value               40,002      5,601
Unfunded status                        114,827    137,397
Unrecognized reduction in prior
 service cost                           36,769     45,956
Unrecognized net loss                   (2,252)    (1,373)
Postretirement health care liability  $149,344   $181,980

The weighted-average discount rate used to calculate the accumulated health care liability in 1997 and 1996 ranged from 7%
- 7.5% and 7% - 8%, respectively. The expected long-term rate of return on plan assets was 8% in 1997 and 3.5% in 1996. The assumed health care cost trend rate ranged from 12.7% - 8.8% and is assumed to decrease gradually to a range of 6.07% - 5.5% in 2020 and remain level thereafter.

An increase in the assumed health care cost rate of 1% in each year would increase the postretirement health care liability by approximately $9 million.

The U.S. Department of the Army funded certain costs during 1997 related to postretirement medical and life insurance benefits of retirees of the Company's Uniroyal Chemical subsidiary who worked at the Joliet Army Ammunition Plant in Joliet, Illinois. Uniroyal Chemical operated the plant for the Army on a cost reimbursement basis from the 1940's until 1993. The funds are held in trust in satisfaction of the government's liability to reimburse Uniroyal Chemical for these costs. At the same time, the government waived its claim to certain funds held in pension trusts for the benefit of these Joliet retirees. The resulting pretax gain to the Company amounted to $28 million and is included in other income.

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

The Company's net pension cost for the defined benefit plans included the following components:

(In thousands)                        1997       1996       1995

Service cost-benefits
 earned during the period         $  6,249   $  5,974  $   5,044
Interest cost on projected
 benefit obligation                 14,712     13,135     11,882
Actual return on plan assets       (14,328)    (8,837)   (13,888)
Net amortization and deferral          313     (1,016)     6,144
Net pension cost                  $  6,946   $  9,256  $   9,182

The funded status and the (accrued) prepaid pension cost of the defined benefit pension plans are as follows:

                     1997                    1996
                     Accumulated Assets      Accumulated Assets
                     Benefits    Exceed      Benefits    Exceed
                     Exceed      Accumulated Exceed
Accumulated
(In thousands)       Assets      Benefits    Assets      Benefits

Vested benefit obligation       $179,155 $23,781  $132,958 $20,838
Non-vested benefit obligation      9,696     228    11,852     284
Accumulated benefit obligation   188,851  24,009   144,810  21,122
Excess of projected benefit
 obligation over accumulated
 benefit obligation               22,759   1,675    22,219   1,601
Projected benefit obligation     211,610  25,684   167,029  22,723
Plan assets at fair value        168,711  28,518   114,604  25,668
Funded status                    (42,899)  2,834   (52,425)  2,945
Unrecognized prior service cost    1,095    (204)   12,047    (351)
Unrecognized net (gain) loss       3,950    (259)    3,672    (342)
Unrecognized net transition asset   (180)   (499)     (557)   (606)
Equity adjustment to recognize
 minimum liability                (2,760)      -    (3,713)      -
(Accrued) prepaid pension cost $ (40,794) $1,872 $ (40,976) $1,646

The weighted-average discount rate used to calculate the projected benefit obligation ranged from 6% - 8% in 1997 and 6.25% - 8% in 1996. The expected long-term rate of return on plan assets ranged from 7% - 9% in 1997 and from 6.25% - 9% in 1996. The assumed rate of compensation increase ranged from 2% - 5.5% in 1997 and 2% - 6% in 1996.

The Company's net cost for all pension plans, including defined benefit plans, was $15.0 million, $17.0 million and $16.9 million in 1997, 1996 and 1995, respectively.

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

Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. As a result of current information and analysis, the Company recorded a special provision of $15 million during the third quarter of 1997 for environmental remediation activities. The total amount accrued for such environmental liabilities at December 27, 1997 was $102.6 million. The Company estimates its potential environmental liability to range from $74 million to $133 million at December 27, 1997. It is reasonably possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

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

Information by Business Segment
(In thousands)                         1997       1996       1995


Sales

Specialty chemicals              $1,539,507 $1,519,093 $1,464,968
Specialty process equipment
 and controls                       311,673    284,876    279,866
                                 $1,851,180 $1,803,969 $1,744,834
Operating Profit

Specialty chemicals               $ 238,477  $ 216,349  $ 200,069
Specialty process equipment
 and controls                        35,921     23,372     40,154
General corporate expenses          (22,120)   (21,106)   (22,101)
Severance and other costs           (13,000)         -          -
Special environmental charge        (15,000)   (30,000)         -
Merger and related costs                  -    (85,000)         -
                                  $ 224,278  $ 103,615  $ 218,122

Identifiable Assets

Specialty chemicals              $1,344,994 $1,436,551 $1,489,727
Specialty process equipment
 and controls                       188,694    196,372    150,320
Corporate                            15,132     24,267     15,798
                                 $1,548,820 $1,657,190 $1,655,845

Depreciation and Amortization

Specialty chemicals                 $75,505    $78,070    $76,593
Specialty process equipment
 and controls                         4,163      4,342      3,328
Corporate                               188        185        197
                                   $ 79,856   $ 82,597   $ 80,118

Capital Expenditures

Specialty chemicals                $ 47,377   $ 37,362   $ 84,571
Specialty process equipment
 and controls                         2,676      1,807      3,087
Corporate                               123         35         86
                                   $ 50,176   $ 39,204   $ 87,744

Information by Major Geographic Segment
(In thousands)                         1997       1996       1995

Net sales and transfers between geographic areas:

United States                    $1,572,235 $1,505,011 $1,501,000
Americas                            229,400    214,018    191,195
Europe/Africa                       293,529    308,675    238,982
Asia/Pacific                         65,970     69,052     67,788
                                 $2,161,134 $2,096,756 $1,998,965

Less transfers between geographic areas:

United States                     $ 181,628  $ 161,048  $ 147,195
Americas                             62,975     63,580     51,821
Europe/Africa                        64,269     67,341     54,115
Asia/Pacific                          1,082        818      1,000
                                  $ 309,954  $ 292,787  $ 254,131

Net sales from geographic areas to unaffiliated customers:

United States                    $1,390,607 $1,343,963 $1,353,805
Americas                            166,425    150,438    139,374
Europe/Africa                       229,260    241,334    184,867
Asia/Pacific                         64,888     68,234     66,788
                                 $1,851,180 $1,803,969 $1,744,834

Transfers between geographic areas are accounted for at market prices or a negotiated price, with due consideration given to trade and tax regulations of the respective countries.

Export sales included in United States sales:

Americas                           $ 59,344   $ 54,489   $ 51,235
Europe/Africa                       118,974    108,349    105,031
Asia/Pacific                         88,757     95,321     70,372
                                  $ 267,075  $ 258,159  $ 226,638

Operating Profit

United States                     $ 191,090   $ 94,210  $ 206,407
Americas                             37,185     21,444     19,643
Europe/Africa                        15,760     10,052     16,688
Asia/Pacific                          2,363       (985)    (2,515)
General corporate expenses          (22,120)   (21,106)   (22,101)
                                  $ 224,278  $ 103,615  $ 218,122

Identifiable assets

United States                    $1,169,296 $1,287,534 $1,292,437
Americas                             89,450     99,603     93,451
Europe/Africa                       256,964    232,347    230,838
Asia/Pacific                         33,110     37,706     39,119
                                 $1,548,820 $1,657,190 $1,655,845



Summarized Unaudited Quarterly Financial Data

1997
(In thousands, except per share data)
                              First    Second     Third    Fourth

Net sales                  $473,873  $494,142  $455,076  $428,089
Gross profit                169,501   181,504   167,450   136,695
Earnings before
 extraordinary charge        26,611    31,768    24,822     8,870
Net earnings                 26,611    30,541    22,940     6,737
Earnings per common share
 before extraordinary charge:
  Basic                         .36       .44       .33       .12
  Diluted                       .35       .43       .32       .12
Net earnings per common share:
  Basic                         .36       .42       .31       .09
  Diluted                       .35       .41       .30       .09
Common dividends per share        -       .05         -         -
Market price per common share:
  High                       23 1/4    24 3/4    27 1/8    27 3/8
  Low                        17 7/8    18 1/2    22 1/8    23 3/8


1996
(In thousands, except per share data)
                              First    Second     Third    Fourth

Net sales                  $460,468  $469,633  $468,391  $405,477
Gross profit                165,929   173,965   164,557   128,932
Earnings (loss) before
 extraordinary charge        21,154    24,376   (69,572)    1,988
Net earnings (loss)          21,154    23,935   (69,572)    1,988
Earnings (loss) per common
 share before extraordinary
 charge (basic and diluted)     .29       .34     ( .97)      .03

Net earnings (loss) per common
 share (basic and diluted)      .29       .34     ( .97)      .03
Common dividends per share     .135      .135         -         -
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

Independent Auditors' Report

The Board of Directors and Stockholders
Crompton & Knowles Corporation

We have audited the accompanying consolidated balance sheets of Crompton & Knowles Corporation and subsidiaries (the Company) as of December 27, 1997 and December 28, 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the two-year period ended December 27, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 1997 and December 28, 1996, and the results of their operations and their cash flows for the two-year period ended December 27, 1997 in conformity with generally accepted accounting principles.

We have previously audited and reported on the consolidated statements of operations, stockholders' equity (deficit) and cash flows of the Company for the year ended December 30, 1995, prior to their restatement for the 1996 pooling-of-interests. The contribution of the Company to revenues and net income represented 38 percent and 31 percent of the respective 1995 restated totals. Separate financial statements of the other company included in the restated consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 30, 1995, were audited and reported on separately by other auditors. We also audited the combination of the accompanying consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 30, 1995, after restatement for the 1996 pooling-of-interests; in our opinion, such consolidated statements have been properly combined on the basis described in the notes to the consolidated financial statements under the heading "Accounting Policies-Business Combination."

/s/KPMG Peat Marwick LLP
Stamford, Connecticut
January 29, 1998



Six Year Selected Financial Data

(In millions of dollars, except per share data)
                     1997    1996    1995    1994    1993    1992

Summary of Operations

Net sales        $1,851.2 1,804.0 1,744.8 1,536.2 1,466.2 1,374.3
Cost of
 products sold   $1,196.0 1,170.6 1,126.2   972.9   926.3   859.1
Selling, general and
 administrative   $ 269.4   279.8   270.3   240.1   220.5   207.3
Depreciation and
 amortization      $ 79.9    82.6    80.1    86.1    89.9    89.2
Research and
 development       $ 53.6    52.4    50.1    44.7    42.1    41.1
Severance and other
 costs             $ 13.0       -       -       -       -       -
Special environmental
 charge            $ 15.0    30.0       -       -       -       -
Merger and related
 costs                $ -    85.0       -       -       -       -
Write-off of
 intangibles          $ -       -       -   191.0       -       -
Operating profit  $ 224.3   103.6   218.1     1.4   187.4   177.6
Interest expense  $ 103.3   114.2   122.4   130.7   121.7   132.4
Other expense
 (income)         $ (27.8)   (1.3)   (2.7)   (4.4)    1.5     6.7
Earnings (loss) before income taxes,
 extraordinary charge and cumulative
 effect of accounting changes
                  $ 148.8    (9.3)   98.4  (124.9)   64.2    38.5
Provision (benefit)
 for income taxes $  56.7    12.7   (41.5)   38.0    37.0    23.0
Earnings (loss) before extraordinary charge
 and cumulative effect of accounting changes
                  $  92.1   (22.0)  139.9  (162.9)   27.2    15.5
Extraordinary
 charge          $   (5.3)    (.5)   (8.3)      -  (100.1)   (3.0)
Cumulative effect of
 accounting
 changes             $ -        -       -       -  (111.9)   (5.8)
Net earnings
 (loss)           $ 86.8    (22.5)  131.6  (162.9) (184.8)    6.7
Special items, net of tax (included above):
  Severance and
   other costs    $ (7.8)       -       -       -       -       -
  Special environmental
   charge        $  (9.0)   (18.5)      -       -       -       -
  Postretirement
   settlement gain $16.8        -       -       -       -       -
  Merger and
   related costs     $ -    (68.1)      -       -       -       -
  Early extinguishment
   of debt       $  (5.3)     (.5)   (8.3)      -  (100.1)   (3.0)
  Change in deferred
   tax valuation
    allowance        $ -        -    78.9   (34.9)      -       -
  Write-off of
   intangibles       $ -        -       -  (162.5)      -       -
  Cumulative effect of
   accounting
   changes           $ -        -       -       -  (111.9)   (5.8)
  Other              $ -        -     4.4       -       -       -
Total special
 items           $  (5.3)   (87.1)   75.0  (197.4) (212.0)   (8.8)

Per Share Statistics

Basic
 Earnings (loss) before extraordinary
  charge and cumulative effect of accounting changes
                 $  1.25     (.31)   2.13   (2.67)    .44     .26
 Net earnings
  (loss)         $  1.18     (.31)   2.01   (2.67)  (2.98)    .11
Diluted
 Earnings (loss) before extraordinary
  charge and cumulative effect of accounting changes
                 $  1.22     (.31)   2.11   (2.67)    .44     .25
 Net earnings
  (loss)         $  1.15     (.31)   1.99   (2.67)  (2.98)    .11
Dividends        $   .05      .27     .52     .46     .38     .31
Book value       $  (.27)   (1.32)   (.83)  (5.15)  (1.17)   2.37
Common stock trading range:
 High            27 3/8    20 1/8      20  24 1/8 27 1/4   23 7/8
 Low             17 7/8        13      12  13 7/8 17 5/8       16
Average shares outstanding (thousands)
 - Basic         73,373    72,026  65,572  60,908 61,941   59,430
Average shares outstanding (thousands)
 - Diluted       75,358    72,026  66,269  60,908 61,941   61,067

Financial Position

Current assets  $ 715.0     742.2   697.0   696.9  582.7    537.5
Non-current
 assets         $ 833.8     915.0   958.8   791.4 1,006.0 1,021.3
Total assets   $1,548.8   1,657.2 1,655.8 1,488.3 1,588.7 1,558.8
Current
 liabilities    $ 363.1     357.5   420.6   361.6   285.4   285.0
Long-term debt  $ 896.3   1,055.0   974.2 1,102.2 1,048.8   904.3
Other
 liabilities    $ 309.5     341.1   320.2   327.8   326.4   223.1
Stockholders' equity
 (deficit)      $ (20.1)    (96.4)  (59.2) (303.3)  (71.9)  146.4
Current ratio       2.0       2.1     1.7     1.9     2.0     1.9
Total capital   $ 878.0     967.9 1,020.1   866.1   994.1 1,057.8
Total
 debt-to-capital % 102.3    110.0   105.8   135.0   107.2    86.2

Profitability Statistics (Before Special Items)

% Operating profit
 on sales          13.6      12.1    12.2    12.5    12.8    12.9
% Earnings
 on sales           5.0       3.6     3.2     2.2     1.9     1.1
% Earnings on average
 total capital     16.5      12.8    14.2    11.2     8.3     8.8

Other Statistics

Net cash provided
 by operations  $ 215.8      95.4   106.3    96.7    97.3   112.1
Capital spending $ 50.2      39.2    87.7    52.1    60.4    47.3
Depreciation     $ 58.7      59.2    57.4    56.3    53.0    52.3
Sales per employee$.332      .315    .309    .293    .289    .277


Corporate Management

(photo of management group)
Left to right: Peter Barna, John T. Ferguson II, Charles J.
Marsden, James J. Conway, Robert W. Ackley, Vincent A. Calarco,
Walter K. Ruck, Rudy M. Phillips, Joseph B. Eisenberg, William A.
Stephenson, Marvin H. Happel, and Alfred F. Ingulli

Corporate Officers and Operating Management

Vincent A. Calarco
Chairman, President and
Chief Executive Officer

Robert W. Ackley
Vice President
President,
Davis-Standard Corporation

James J. Conway
Vice President
President,
Crompton & Knowles Colors Incorporated

Joseph B. Eisenberg
Executive Vice President,
Chemicals and Polymers
Uniroyal Chemical Company, Inc.

Alfred F. Ingulli
Executive Vice President,
Crop Protection
Uniroyal Chemical Company, Inc.

Rudy M. Phillips
President,
Ingredient Technology Corporation

Walter K. Ruck
Vice President, Operations
Uniroyal Chemical Company, Inc.

William A. Stephenson
Executive Vice President,
Specialties
Uniroyal Chemical Company, Inc.

Charles J. Marsden
Senior Vice President and
Chief Financial Officer

Peter Barna
Vice President, Finance

John T. Ferguson II
Vice President,
General Counsel and Secretary

Marvin H. Happel
Vice President,
Organization and Administration

Frank Manganella
Treasurer

Michael F. Vagnini
Controller


Corporate Data

Board of Directors

James A. Bitonti (2,3)
Chairman and Chief Executive Officer
Bitco International, Inc.

Vincent A. Calarco (4)
Chairman of the Board
President and Chief Executive Officer

Robert A. Fox (2,3)
President and Chief Executive Officer
Foster Farms

Roger L. Headrick (3,4)
President and Chief Executive Officer
Minnesota Vikings Football Club

Leo I. Higdon, Jr. (1,4)
President
Babson College

Michael W. Huber (1,3)
Retired Chairman of the Board
J.M. Huber Corporation

Charles J. Marsden
Senior Vice President and Chief Financial Officer

C.A. Piccolo (1,2)
President and Chief Executive Officer
HealthPic Consultants, Inc.

Patricia K. Woolf, Ph.D. (1,2)
Private Investor and Lecturer
Department of Molecular Biology
Princeton University


1 Member of Audit Committee
2 Member of Nominating Committee
3 Member of Committee on Executive Compensation
4 Member of Finance Committee

Corporate Headquarters

One Station Place, Metro Center
Stamford, CT 06902
(203) 353-5400
www.crompton-knowles.com

Auditors

KPMG Peat Marwick LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Transfer Agent and Registrar

ChaseMellon Shareholder Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541
www.chasemellon.com

Annual Meeting

The annual meeting of stockholders will be held at 11:15 a.m. on Tuesday, April 28, 1998, at the Tara Stamford Hotel, 2701 Summer
Street, Stamford, Connecticut 06905

Form 10-K

A copy of the Company's report on Form 10-K for 1997, as filed with the Securities and Exchange Commission, may be obtained free of charge by writing to the Secretary of the Corporation, One Station Place, Metro Center, Stamford, CT 06902

(C)1998 Crompton & Knowles Corporation. All rights reserved. (C&K logo) is a registered trademark of Crompton & Knowles Corporation; (R) and (TM) indicate registered and unregistered trade and service marks. Bonzi is a registered Trademark of a Zeneca Group Company.
Raxil and Gaucho are registered Trademarks of Bayer A.G. Centrex and Lustran are registered trademarks of Bayer Corporation.

CROMPTON & KNOWLES CORPORATION
One Station Place, Metro Center, Stamford, CT 06902