Form 10-K, Exhibit 13
period 1998-12-26
CROMPTON & KNOWLES CORP
filed 1999-03-26
CIK 25757

Crompton & Knowles Corporation
1998 Annual Report

(C&K logo)

Service
Technology
Performance



contents

Mission statement  1
Letter to shareholders  2
Business review  6
MD&A  18
Consolidated financial statements  22
Notes to consolidated financial statements  26
Responsibility for financial statements  34
Independent auditors' report  34
Seven year selected financial data  35
Corporate Management  36

Board of Directors and corporate data (inside back cover)



financial highlights

(4 bar charts)

sales
in billions of dollars

                    $2.0


                     1.0


                     0
94   95   96   97   98

return on average total capital
before special items

                    20%

                    15%

                    10%

                     5%

                     0
94   95   96   97   98

return on sales
before special items

                     7%

                     6%

                     5%

                     4%

                     3%

                     2%

                     1%

                     0
94   95   96   97   98

debt
in billions of dollars

                   $1.2

                     .8

                     .4

                     0
94   95   96   97   98

in thousands of dollars, except per share amounts         1998          1997
Net sales                                         $  1,796,119  $  1,851,180
Operating profit                                  $    218,298  $    224,278
Interest expense                                  $     78,520  $    103,349
Net earnings                                      $    161,755  $     86,829
Basic earnings per share                          $       2.20  $       1.18
Diluted earnings per share                        $       2.14  $       1.15
Total assets                                      $  1,408,893  $  1,548,820
Long-term debt                                    $    646,857  $    896,291
Cash flow from operations                         $    169,522  $    215,787
Operating profit and net earnings before
special items (refer to page 35) are as follows:
Adjusted operating profit                         $    259,858  $    252,278
Adjusted net earnings                             $    117,270  $     92,071

about the company

Crompton & Knowles is a global producer and marketer of specialty chemicals, polymers and polymer processing equipment. The company has 5,400 employees in research, manufacturing, sales, and administrative facilities around the world, and our products are sold in 120 countries.

Crompton & Knowles has secured leading positions in scores of markets by providing quality products, a high level of technical service and performance know-how that solves customer problems and adds value to customers' products.

The company's 69.4 million shares of common stock outstanding are traded on the New York Stock Exchange under the symbol CNK. Up-to-date information on the company is available at www.crompton-knowles.com.

The company has two business groups which consist of five primary reporting segments:
specialty chemicals      polymers & polymer processing equipment
performance chemicals    polymers
crop protection          polymer processing equipment
colors

percentage of sales by business
total sales: $1.80 billion
(pie chart)
Performance Chemicals  25%
Crop Protection  19%
Colors  13%
Polymers  19%
Polymer Processing Equipment  19%
Other* 5%
*Includes specialty ingredients business sold effective the first day of fiscal 1999.

Crompton & Knowles is a member of the Chemical Manufacturers Association and a signatory of the Association's Responsible Care(r) Program. The company is committed to a continuous good faith effort to improve performance in health, safety and environmental quality.

performance chemicals

A leading worldwide producer of rubber chemicals and additives for plastics and lubricants.
key products
Rubber chemicals include antioxidants, antiozonants, accelerators, foaming agents, and miscellaneous specialty products. Additives include antioxidants, chemical foaming agents, polymer modifiers, petroleum additives, synthetic fluids, chemical intermediates, polymerization inhibitors, curatives, and dispersants.
markets served
Rubber chemicals are sold to processors and manufacturers of rubber including tire makers and industrial makers of hoses, belts, rubber sponge, and a variety of natural and synthetic rubber products. Plastic additives are sold to manufacturers of petrochemicals and plastics processors. These customers manufacture materials used in a wide range of end use markets including automotive, aerospace, construction, electronics, packaging, flooring, and wire and cable. Lubricant additives are used in automotive and industrial oils and lubricants.

crop protection
Producer of products for use on high value crops to improve crop quality and increase yields. A leading international seed treatment company providing products to assure germination and healthy seedlings.
key products
Fungicides, miticides, insecticides, growth regulants, herbicides, and seed treatment equipment.
markets served
Both food and non-food crops with an emphasis on high value crops such as nuts, citrus, tree and vine fruits, tobacco, cotton, and ornamental plants.

colors
The largest producer of dyes in the U.S.
key products
Textile and industrial dyes and auxiliary chemicals for the dyeing process. markets served
About one-half of sales are to the apparel market. Other textile markets include carpeting and other home and automotive furnishings. Industrial dyes markets are primarily paper, leather and ink.

polymers
The number one supplier of EPDM in North America. The number one worldwide supplier of castable urethanes. Building the world's largest dedicated nitrile rubber manufacturing facility.
key products
EPDM heat, sunlight and ozone resistant rubber, abrasion-resistant castable urethane prepolymers and oil resistant nitrile rubber.
markets served
EPDM is primarily used in automotive applications as well as in roofing, hose, and wire and cable insulation. Urethane end products include industrial and printing rollers, mining machinery and equipment, mechanical goods, solid industrial tires, and sporting goods. Nitrile rubber is used in automotive hoses, seals and o-rings and other consumer and industrial applications.

polymer processing equipment
The number one worldwide producer of plastics extrusion systems.
key products
Integrated single screw and twin screw extrusion systems with advanced electronic controls. Industrial blow molding equipment and controls. markets served
Makers of extruded products for the packaging, automotive, appliance, construction, medical, and power and communications cable markets.

crompton & knowles corporation

Crompton & Knowles' mission is to create value for our shareholders by providing value to our customers.
Value creation is the result of steady, sustainable, profitable growth. The entrepreneurial spirit of our people combined with the efficient allocation of capital ensures our success in all business environments.
We respond to our customers' needs, providing them with quality products and services to solve their problems and add value to their products. This customer focus places us in leadership positions in our markets.
By doing well for our customers, we will do well for our shareholders. Our businesses will generate attractive returns, and the confidence of our investors will be rewarded.

to our shareholders

Crompton & Knowles made considerable gains in 1998 to position our company for future growth and value creation. We strengthened the individual businesses by introducing new products, entering new markets and increasing production capacity. We strengthened the business portfolio by entering into joint ventures in two businesses and divesting the specialty ingredients business. We strengthened the capital structure of the company by paying down debt, refinancing high cost debt and buying back stock. We continued to grow earnings despite difficult market conditions.

Because of the entrepreneurial values and customer-first focus of the business units, we were able to respond quickly to changes in the marketplace enabling us to continue our earnings growth record. For the year, we reported a 27 percent increase in earnings before special items to $117.3 million, or $1.55 a share diluted.

We are focused on accelerating the growth of our individual businesses.

-- Our research and development expertise is being leveraged across all our business lines, and we are bringing to market our most promising products faster than ever before. We expect a number of new products to make significant market penetration in 1999. These include: a new friction modifier for lubricant additives, a new stabilizer used in polyurethane production, a new generation of EPDM polymers for the wire and cable market, new urethane prepolymers for golf balls, and a new agricultural miticide based on our unique chemistry.

-- We are expanding participation in our present markets and seeking new ones in order to increase the sales of existing products. We have an international infrastructure that we are leveraging across all our product lines. In particular, there are new markets in Europe and South America for polymer processing equipment and the high population, agrarian countries of China, India and Brazil for crop protection chemicals.

-- We have increased production capacity for a number of high-demand products including Royalene(r) EPDM, Synton(r) PAO synthetic lubricants and Adiprene(r)/ Vibrathane(r) castable urethanes, that will support continued growth in these businesses.

-- We are evaluating a number of acquisition candidates that have the potential to add new technologies, new products and improve market access. We are evaluating options that would add production capacity for EPDM, rubber chemicals in Europe and Asia and polymer processing equipment in Europe. Also, plastics additives and crop protection chemicals represent product lines we have targeted for growth around the world. In Europe, we are adding substantial capacity for castable urethanes which is scheduled to come on line in early 2000. In 1998, we acquired Betol Machinery in England to advance our market penetration of polymer processing equipment in Europe.

(photo of Vincent A. Calarco)

/s/Vincent A. Calarco
   Vincent A. Calarco
   Chairman, President and
   Chief Executive Officer

We completed several initiatives in 1998 that will improve the long-term strategic position of the businesses and improve returns on our invested capital.

We created a joint venture with our Gustafson seed treatment business and Bayer A.G. of Germany to further strengthen the technologies of the business. By partnering Gustafson's strong market presence with one of the world's leading developers of active ingredients for seed treatment, we made a substantial contribution to the future of this successful North American enterprise. Our crop protection business continues to expand its seed treatment presence in international markets.

We substantially improved the competitive position of our nitrile rubber business by completing an agreement for a 50/50 joint venture with DESC, S.A. de C.V. of Mexico (NYSE: DES). We combined our Paracril(r) oil-resistant nitrile rubber technology and business with DESC's process and manufacturing capability. Building a 40,000 metric ton plant in Mexico, the largest dedicated nitrile rubber plant in the world, will enable us to close a high-cost facility in Ohio.

Both Gustafson seed treatment and Paracril nitrile rubber have leading positions in their respective markets, and we believe that these new partnerships have positioned them well for growth through expansion of their products and services.

Also, in January 1999, we divested our specialty ingredients business to Chr. Hansen Holding A/S of Denmark for $103 million in cash.

Since the Uniroyal Chemical merger, our financial strategy has been focused on debt reduction. In the past two years, we have reduced debt by $400 million, and annual interest expense has been cut by more than $36 million. Debt reduction in 1998 was $234 million, and at year-end, total debt was $664 million. In addition, we refinanced $460 million of 9 to 12 percent high cost bonds, and our average cost of debt is now approximately 8 percent.

Despite our solid earnings performance and excellent business prospects, the market for our stock, along with the entire specialty chemical industry, was weak for much of 1998. With our stock selling at a discount to its 12 month high, we initiated a 6.8 million share repurchase program early in 1999 after completing the 7.5 million share program authorized in September 1998. At the depressed market prices of 1998 and early 1999, this is an accretive investment that will benefit shareholders. While we view share repurchase as an attractive use of cash generated from one-time events, we continue to use cash flow from operations to pay down debt.

To provide us with more flexibility to pursue our strategy, we are continuing to improve our balance sheet and moving to upgrade our status with the credit rating agencies.

As shareholders you know that we focus on long-term value appreciation by running the company in the best way possible to execute our business plan and deliver on our objectives. We are continuing to make considerable progress in strengthening our financial position.

-- Our return on average capital before special items of 18.6 percent, increased from 16.5 percent last year, placing us in a leading position among specialty chemical companies.

-- Our shareholder equity turned positive in 1998 and at year-end was $67 million, a $163 million improvement over the past two years.

-- Our net earnings before special items as a percent of sales increased to
6.5 percent from 5.0 percent in 1997.

-- The combination of debt reduction and refinancing, share buyback and tax savings should contribute approximately 20 cents a share to 1999 earnings.

Looking ahead, we see a number of trends that should benefit our business in 1999. There are early indications that the Asian economies may have bottomed out, and we may see a modest increase in international economic activity that would contribute to top line growth. In addition, indications are that petrochemical prices will remain depressed and our businesses will benefit from lower raw material costs. We are hopeful that the negative weather patterns that impacted 1998 crop protection sales will not recur in 1999, and we can resume the outstanding growth record of this business.

We are confident that we will be able to meet the new challenges ahead. Our culture, based on small business values, will enable our businesses to respond to their customers' needs with speed and flexibility.

The dedication of our employees to the job at hand has ensured the profitability of each of our businesses as we seek to expand markets, grow sales, improve productivity, and satisfy the needs of our customers.

We will continue to maintain our focus on our customers, our operations and our balance sheet in order to accelerate our growth and to build value.

Thank you for your confidence and support.

Respectfully yours,

Vincent A. Calarco
Chairman, President and
Chief Executive Officer
March 18, 1999



review of businesses

At Crompton & Knowles, we rely on entrepreneurial values that permit each of our business units to respond to customers with the speed and flexibility of a small business.

We listen closely to our customers and work hard to understand their businesses and markets as well as they do. We strive to anticipate their needs and to identify and solve their problems. This approach enables both of us to be more competitive, and our shared successes help to build long-term relationships.

Our customer relationships are built on service, technology and performance.

Service starts with our specialized sales force of trained scientists and engineers who have in-depth knowledge of our specific products, their market applications and our customers' markets. Whether we are providing a new urethane product for an entrepreneur/inventor in California or a multi-million dollar polymer extrusion system for a European auto company, our job is to add value to our customers' products.

Technology is founded on a disciplined, customer-first approach to research and development, focusing on projects with the greatest opportunity for success in the marketplace. Manufacturing, marketing and sales have input at every step in the process which keeps R&D activities closely aligned with our business objectives and our customers' needs.

Performance is based on delivering quality products that solve customers' problems and add value to their business. We are listening to our customers and working diligently to lower their costs of doing business and to decrease the impact of their products on the environment. This effort has produced breakthrough products and innovative services as discussed in the following sections covering our businesses.

We are a global company with an effective international production and marketing infrastructure. This global presence allows us to capitalize on new markets whenever and wherever they emerge, in areas as diverse as insecticides to protect the crops of half-acre farms in China and rubber chemicals that extend the life of tires produced by giant international corporations.

In 120 countries around the world, we back our products and services with advanced technology to ensure the highest level of product performance and market acceptance for our customers' products, thus assuring our own market leadership and corporate profitability.

(photo of fire truck)
Caption:
performance
Modern high-performance engines and transmissions require lubricants that perform under a wide range of operating conditions. Synthetic lubricants such as our Synton(r) PAO and Trilene(r) liquid polymers provide stability under a wide temperature range from arctic to tropical for extended operating periods. The result is maximum performance and extended operating life in the most demanding environments.
Technological advancements in engine and machine design are continually calling for higher-performing products for both automotive and industrial lubricant applications. From our position as a world leader in amine antioxidant lubricant additives, we are increasing our R&D focus on new Naugalube(r) products including friction modifiers and anti-wear agents. The goal is to improve engine life and performance in the next generation of passenger cars while increasing fuel efficiency.

Our Performance Chemicals units, Rubber Chemicals and Specialty Additives, have a long history of anticipating market needs and responding with innovation. Technologically, we capitalize on our 100-year-old heritage in rubber chemicals with our proprietary catalysts, specialty equipment and multi-step processing.

We are a world leader in rubber chemicals with a comprehensive line of more than 100 different products used in rubber processing. Our Flexzone(r) antiozonants, Naugard(r) antioxidants and other chemicals are recognized around the world for their ability to protect rubber from ozone, oxygen, heat, and light, dramatically extending product life and lowering costs. While we provide these products to a broad range of rubber producers including makers of hose, sponge, belts, weather stripping and wire and cable, over 50 percent of sales are to tire manufacturers, with much of their sales going to the replacement tire market.

We are positioning our bonding agents and liquid polymers, as well as silicone-modified EPDM and solid polyurethanes, for accelerated growth in rubber applications over the next five years. They will be at the center of a thrust to acquire core and synergistic products and technologies and to expand markets and introduce newly developed products.

Our experience in and dedication to the rubber industry has enabled us to develop multifunctional teams trained and equipped to help customers determine and design the most cost-effective and innovative uses for our products. For instance, we assist customers in the use of advanced microwave technology to cure rubber products for weather stripping.

We share with our customers our proprietary techniques for compounding rubber in an annual one-week, multi-lingual training session for rubber compounders from the footwear, tire, wire and cable, weather-stripping and other industries. Sharing of our technical expertise gives our products added value because it directly benefits the bottom line of our customers. That, in turn, assures brand loyalty.

technology
(photo) Bottled beverages
Caption: To protect the carbonation and freshness of billions of glass-bottled drinks, the beverage industry uses bottle cap liners made with our Celogen(r) foaming agents.

We are making strategic investments to expand our presence in key worldwide rubber chemical markets. Asia is projected to be the strongest growth area for rubber production over the next decade, and we are expanding our presence there by buying out our joint venture partners in Korea and Thailand. We are also looking at opportunities to increase our presence elsewhere in Asia and Europe.

Our specialty additives product line is one of the broadest lines in the specialty chemical industry. Makers of plastics around the world depend on us to specify the appropriate products to meet their production needs and ensure the performance of their end products.

Our Naugard(r) antioxidants may make up less than two percent of the formulation of a plastic material in products such as wire and cable, but they are critical in extending product life which opens scores of new markets and applications. Our additives enhance the performance and durability of plastics that enable automobile manufacturers to reduce the weight of vehicles and improve gas mileage.

Our polymer modifiers, Royaltuf(r) modified EPDM, used to toughen engineered thermoplastics, and Polybond(r) compatibilizers, critical to the production of advanced composite materials, are among the fastest growing segments of the specialty chemicals industry. We see growing opportunities in cutting-edge technologies such as nanocomposites, which offer the automotive industry and other plastics users products with dramatic improvements in mechanical, thermal and flame-retardant properties.

Our Naugard(r) polymerization inhibitors, which prevent the formation of polymer during the production of various monomers, are market leaders, and our new SFR styrene monomer polymerization inhibitor has successfully completed testing with a number of major customers and is expected to achieve significant market acceptance in 1999. We are continuing to develop new grades of inhibitors, polymer modifiers and antioxidants to serve expanding international plastics markets.

photo: Foot prosthetic
Caption: Technology.
Glen Garrison of Eschen Prosthetic Labs, Hospital for Special Surgery, New York City, explains the fitting of a prosthesis to a patient following surgery. The artificial foot is made by Kingsley Manufacturing of Costa Mesa, California. It was developed from Adiprene(r)/Vibrathane(r) castable urethane To provide performance advantages of toughness and durability for extended wear and ease of molding to replicate individual foot characteristics.
Our Adiprene/Vibrathane business is built on close relationships with customers like Kingsley. We solve their problems by providing customized, high-performance products that are uniquely suited to their needs. With over three decades of experience in castable urethanes, we continue to advance our lead market position by pursuing technological advances.

For automotive and industrial lubricants makers, our Synton(r) PAO synthetic fluids can lower life-cycle costs by extending drain intervals and enhancing high-temperature performance in industrial machinery and gear-boxes. PAO-based lubricants have excellent thermal and oxidative stability in automotive uses. Last year, we completed a second plant expansion for Synton PAO, doubling capacity while improving the manufacturing process, in order to serve a growing number of customers. We expect this new capacity to be sold out in 1999, and we will continue to invest in new capacity to support the rapidly increasing demand for these high-performance products.

Responding to the demands of the transportation industry, we are working on new friction modifiers to enable engines to generate more horsepower per unit of fuel and improve mileage for larger vehicles, as well as new dispersants to keep diesel engines running more cleanly.


Our Crop Protection business focuses on improved crop quality and increased yields for farmers around the world. Our primary product and marketing focus is on high-value crops such as nuts, citrus, tobacco, cotton, tree and vine fruits, and ornamental plants. We are a world leader in products and applications to treat seeds before planting to assure germination and healthy seedlings.

Our specialized product lines include fungicides, miticides, insecticides, herbicides and growth regulants formulated for specific crops and geographic regions. We have built customer loyalty with our superior service based on formulation expertise and application advice. Our high-value market niches that reflect our knowledge of the crops and growing conditions of specific geographic areas generate higher sales margins.

Also, when we serve larger commodity markets, it is with targeted, value-added products. Our Harvade(r) defoliant makes the harvesting of cotton, corn, canola, and sunflowers more efficient, and tobacco growers depend on our Royal MH-30 plant growth regulant to reduce field labor by preventing the growth of undesirable sucker leaves.

We are constantly expanding our already extensive product offerings in the agricultural chemical industry by acquiring new insecticide and fungicide labels and developing new products in our laboratories.

We believe our newly developed miticide, D-2341, has the potential to capture a significant share of the annual $525 million worldwide miticide market. We plan to initially market our unique chemistry in the U.S. for greenhouse use as Floramite(r) beginning in mid-1999. The product, which was granted fast-track registration status as a "reduced risk pesticide" by the Environmental Protection Agency, also is being developed in Japan for use on food crops including apples, citrus and tea.

Geographic expansion is integral to our growth program. In Brazil, the world's fourth-largest agricultural economy, consumption of agricultural chemicals is growing at double-digit rates and we are aggressively marketing products in all our major categories for crop application and seed treatment.

New product registrations have been obtained in Italy, China and Korea for tobacco plant growth regulants. We have recently obtained registration for our Pantera(r) herbicide to control grass weeds in Bolivia, Colombia, Peru, and Ecuador, and we have also introduced it into Russia, Ukraine, Belarus, Moldova, and China, paving the way for significant future sales growth.

We expect the vast agrarian economies of China and India to provide major growth for Omite(r) and Comite(r) miticides, Vitavax(r) seed treatments, growth regulants and other products. Sales have been expanding in China, where we opened an office two years ago, and in India, where we have increased the sales staff.

Photo: Greenhouse with flowers
Caption: Service.
Crop Protection product development specialist Dave Barcel, right, examines the growth characteristics of Accent impatiens with Patrick Steppuhn, production manager of Kawahara Nursery in Morgan Hill, California. We have been working closely with Kawahara in the use of Bonzi(r) plant growth regulator on flowering plants in order to produce uniform, compact and well-proportioned plants. Bonzi helped the nursery increase impatiens production five-fold to 5 million plants.
Kawahara, a 50-acre family-owned business, is one of the largest growers of high-quality bedding plants in the country and has been a key partner in helping us develop new uses for plant growth regulators.
Dave Barcel has built a strong relationship with Kawahara that is typical of our field operations. The combination of his extensive background in horticulture and the experience of Patrick Steppuhn in the nursery's "laboratory" environment has enabled us to refine our products and discover new applications.

The market for seed treatment systems promises substantial growth as genetically altered seed production increases, and seed companies and farmers seek to protect their growing seed investment from disease and pests prior to germination. With less than 30 percent of soybean and wheat seed currently being treated in North America, hybridization and genetic alteration of these crops promise to create large market opportunities for Gustafson.

For those farmers who do not want to invest in genetically altered seed, seed treatment represents an option to enhance the genetic potential of the seed and assure germination. We anticipate accelerating growth in seed treatment because of the enhanced environmental attractiveness of the localized use of chemicals at very low application rates.

Our Vitavax(r) seed treatment is one of the world's best-selling seed treatment products, and about half of our crop protection business, including the Gustafson joint venture, is related to seed treatment products and application systems. Our Gustafson joint venture with Bayer is the largest seed treatment company in North America. The partnership is a powerful combination of agricultural chemical strengths: we are a leader in formulating and delivering seed treatment products and Bayer is a leading developer of active ingredients for seed treatment.

In Australia, our Hannaford Seedmaster Services subsidiary holds a major share of the seed treatment market and is using that market position to expand its product offerings to crop application chemicals.

Our Colors business, the largest domestic producer of dyes, has been seriously affected by low-cost imported apparel and dyes from Asia. U.S. apparel imports grew substantially in 1998 and now account for more than 60 percent of the retail market. Our European market is also facing difficulty due to increasing Asian imports of fiber, textiles, apparel, and dyes.

To compensate for these dramatic changes in the company's primary dye markets, we have reduced our fixed costs and increased productivity. The lower price of chemical intermediates has somewhat mitigated lower dye selling prices. We are renewing our customer focus with an emphasis on zero defects and enhanced service. We will continue to improve our quick response time, comprehensive catalogue of quality dyes, and extensive technical support capabilities.

We have countered some of the Asian competition in the U.S. by building a solid foundation for growth in Latin America, especially Mexico and Brazil, which promises to be competitive in apparel production.

We are focusing on markets including carpeting, paper and ink, where Asian imports have not caused the dislocation that they have brought to the apparel industry. Around the world, we are growing sales in niche industrial and specialized textile areas where our product range, quality and production expertise can provide a clear benefit to the customer.

The domestic carpet industry had a good year in 1998, and by diligent and quick response to long-term customers we were able to increase our market share. We are continuing to help these high-volume producers of nylon and wool carpeting to improve their quality and increase productivity.

During the year, we generated substantial sales of high purity dyes for film printing, and we anticipate growth as the motion picture industry responds to obvious improvements in image brightness and color quality.

Despite an extremely competitive worldwide paper business, we increased sales of direct dyes to the North American paper industry including deep-dyed specialty paper markets. Part of this success was due to customer acceptance of new marketing efforts including new packaging. The use of premeasured dyes in pulpable paper bags enhances the ease of use and minimizes waste and environmental impact by eliminating direct handling and measurement by the customer.

(photo) 2 C&K technicians at computer workstation
Caption: Technology.
C&K Colors technical personnel work with our proprietary Dyebath Monitoring System (DMS) at the company's technical center in Charlotte, North Carolina. This computerized monitoring system permits users to optimize the dyeing process through continuous sampling of the dyebath.
Measuring the color in the bath spectroscopically, the system permits a detailed understanding of the variables in the dyeing process including time, temperature, pH, and the dyes themselves. This advanced system answers our textile customers' needs to produce quality products with consistent color and minimal dye waste at reduced cost.

Our efforts in developing new dye application methods have enabled us to offer innovative reactive dye combinations for applying difficult-to-dye cotton shades. We created new combinations of products that provide customers with more consistency in their dyeing processes while delivering shorter dyeing cycles, more batches per week, lower dye usage, and less effluent.

We have strengthened our presence in Europe by better integrating our production, marketing and sales efforts. Our European development group has improved production processes for a group of our Neutrilan(tm) dyes that allows the delivery of more concentrated colors. We are showing increased growth for industrial colors to a wide range of user industries including glass fiber insulation and paper as a result of these efforts.

Photo: mechanic working on car
Caption: Performance.
A typical new car contains 20 pounds of EPDM rubber, used to make parts ranging from weather stripping to brake parts. Our Royalene(r) EPDM is used by most car manufacturers in the world. The worldwide automobile industry built 53 million cars in 1998.

Our Polymers business was led by strong sales of EPDM in 1998.

We are the largest North American supplier of EPDM which is commonly known as "crackless rubber" because of its ability to withstand heat, sunlight and ozone without deteriorating. With three production lines devoted to Royalene(r) EPDM, we have significant production flexibility and high-volume production capability with consistent, reliable quality to meet a full range of market demands.

We produce over 30 different variations of this polymer primarily for applications in automotive parts including hoses, belts, weather stripping, brake components, and seals and gaskets, and in roofing, industrial hose and wire and cable. We are enjoying considerable success with RoyalEdge(r), a generation of EPDM introduced two years ago for the weather seal and wire and cable markets. EPDM production has been sold out for the past two years, and demand continues to be strong. Late in 1998, we completed the low-cost debottlenecking of our Geismar, Louisiana plant and we expect to see the full increase in capacity this year.

We are confident that we will maintain our leadership position and retain the loyalty of our customers with aggressive marketing efforts and new product innovations in EPDM. In addition, we expect that our profitability will continue to benefit from depressed petrochemical raw material costs and improved production efficiencies.

We are the world's largest supplier of castable urethane prepolymers. Golf balls are one of the newest product uses for Adiprene(r)/Vibrathane(r) adding to our sporting goods applications that include in-line skates and skateboard wheels. The unique abrasion resistance and durability characteristics of these products continue to open new markets. Our customer service, technical support and ability to customize products ensure our leadership position in the market.

A number of new urethane prepolymers achieved market success last year. Adiprene LFI (low-free isocyanate) prepolymers offer strong growth potential in transportation and industrial markets by providing improved processability and workplace safety for the user and higher performance in end-use applications.

Adiprene PPDI (para-phenylene diisocyanate) urethane prepolymers are responding to growing market demand for ultra-high-performance products such as wheels for "People Mover" transit systems, amusement park rides and bearing seals for steel mill rolls. We have developed a proprietary process to produce these PPDI-based polymers in more environmentally friendly forms.

Our Ribbon Flow System(r) is a moldless casting alternative to traditional hot casting and is making substantial inroads into new applications. This economic combination of rotational casting and room temperature curing provides a more cost-effective system to produce high-performance rolls for the paper and steel industries.

Photo: 2 men at Davis-Standard extruder
Caption: Service.
Florent Rocklin of Davis-Standard (left) introduces Andreas Jung of Move Automotive to the latest technologies incorporated into the DS multi-layer reinforced rubber hose extrusion system. Move, a Mulhausen, Germany maker of automotive parts, will use the Davis-Standard system to produce extruded brake hoses for the European automotive industry.
Davis-Standard has made impressive inroads into the European market for polymer processing equipment with acquisitions in Germany, the United Kingdom and France and the introduction of sophisticated new products.
With our state-of-the-art equipment and attentive customer service and training, we help manufacturers of plastic and rubber components synchronize their production process and increase their productivity and profitability.

Our production capacity for oil-resistant Paracril(r) nitrile rubber will double in 1999 as the result of a new joint venture with DESC, a diversified Mexican chemical company. We will close a high-cost facility in Ohio and move production to a state-of-the-art facility near Tampico, Mexico. The new 40,000 metric-ton facility will be the largest dedicated nitrile rubber plant in the world and will support growth opportunities worldwide. Existing and new customers will benefit from our product innovation and our partner's manufacturing expertise. We have sold out existing production capacity for a number of years, and we expect that this new capacity will allow us to supply new automotive and industrial customers worldwide. In addition, this year we will introduce a new product line to meet the demanding needs of today's high-speed injection molding machines.

Polymer processing equipment customers rely on our Davis-Standard subsidiary for the most technically innovative, efficient and productive systems available for polymer processing. With backlog at a record $118 million at year-end, 1999 should be another good year as we continue to emphasize service, technology and performance.

Our integrated systems, which combine extruders with advanced computer-based controls and other equipment, produce plastic and rubber extruded forms for appliances, automobiles, home construction products, medical tubing, power and communication cables and a wide range of other uses. Davis-Standard is also a leading producer of industrial blow molding equipment used for making non-disposable plastic consumer products such as beverage coolers and outdoor furniture.

The business has attained a strong 15 percent compounded growth rate over the past five years through technological innovation, geographic expansion and acquisitions.

Photo: Retired Extruder
Caption: Service.
In 1998, the first Davis-Standard plastic extruder was retired after 50 years of continuous service. The Gavitt Wire and Cable Co. machine processed tons of polymers for custom wire and cable products since 1948. The Brookfield, Massachusetts customer is still operating six of our machines, two of which were built before 1950.

Our impetus for technological product innovation is the continual efficiency and productivity improvements anticipated by our customers. By combining several state-of-the-art products, we produce sophisticated systems which allow our customers to reduce manufacturing steps and increase the return on their investment. Our twin-screw, in-line compounding machines produce process engineered plastics, which are fed into our single-screw extrusion machines to produce products. These multi-machine production processes are monitored and controlled by our proprietary data acquisition and process control system integrated into a plant-wide MIS network.

Recycled plastic lumber using wood fillers has received considerable acceptance in the construction industry recently. One of the reasons for this market success has been our ability to provide extrusion systems that can produce the product at economical rates and with consistent quality.

We have expanded into Europe through acquisitions in Germany, France and the United Kingdom, and into Asia and Latin America with aggressive marketing and sales efforts. In June of 1998, we acquired Betol Machinery of Luton, England adding to our European presence. Our business plan is to expand our U.S. position as the leading full-line supplier of extrusion equipment to worldwide markets.

For Davis-Standard, product quality, timely delivery and responsive technical service are critical. We are continuing to build sales on our ability to get our customers into production quickly so they gain a competitive edge producing quality products, using advanced technology ahead of their competition. In pursuit of the goals of zero defects and timely delivery, we have opened a 40,000-square foot testing area, adjacent to our Connecticut production plant, where we set up, wire and test complete systems prior to shipping. The benefit is dramatic reductions in the time spent on the final installation at the customer's facility.

Photo: 2 men conducting a fish survey in creek
Caption:  environmental stewardship
Aquatic biologists, Rick Baldwin, left, and Ron Beirnes, conduct a juvenile fish survey in Canagagigue Creek, adjacent to the company's Elmira, Ontario, facility. They recently found 23 species of fish flourishing in a well-balanced ecosystem that 30 years ago was devoid of aquatic life.
Since 1990, our Elmira operation has reduced water use and wastewater generation by 80 percent and air emissions by more than 40 percent. Accomplishments at this Canadian plant are typical of Crompton & Knowles' worldwide commitment to cleaner air and water, reduced water use, and the reuse and recycling of materials.
Active membership in the Chemical Manufacturers Association in the U.S. and similar industry organizations, such as the Canadian Chemical Producers Association, assures our dedication to Responsible Care(r) principles that call for "continuous progress toward the vision of no accidents, injuries or harm to the environment."
During the year, our Latina, Italy, and Kaohsiung, Taiwan, facilities were certified to the exacting requirements of ISO 14001 environmental management standards. Our goal is for all of our facilities to receive ISO 14001 certification.
We are honored to have been recognized by the Chemical Education Foundation as a finalist for its 1998 and 1999 Chemical Product Stewardship Manufacturing Award.





Financial Section


Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity

Liquidity and Capital Resources

The December 26, 1998 working capital balance of $203.4 million decreased $148.6 million from the December 27, 1997, balance of $352 million while the current ratio decreased to 1.5 from 2.0 in 1997. The decreases were primarily a result of the Company selling $80 million of accounts receivable to an agent bank in December 1998 and higher income taxes payable relating to the Gustafson joint venture gain. Days sales in receivables averaged 54 days, unchanged from 1997. Inventory turnover averaged 3.1 in 1998 compared to 3.3 in 1997.

Net cash flow provided by operations of $169.5 million decreased $46.3 million from the very strong $215.8 million in 1997. The cash flow was primarily used, together with the proceeds from the Gustafson joint venture, additional credit agreement borrowings and proceeds from the sale of accounts receivable, to fund capital expenditures, reduce debt including the 11% Senior Subordinated Notes and the 12% Subordinated Discount Notes, repurchase approximately 7% of the Company's then outstanding common shares and pay cash dividends. The Company's debt to total capital percentage decreased to 91% from 102% in 1997. The Company's liquidity needs, including debt service, are expected to be financed from operations. The Company has available a revolving credit agreement providing for borrowings of $545 million through September 2003. Borrowings under the agreement amounted to $286.3 million at December 26, 1998, and carried a weighted average interest rate of 6.1%. Also, in December 1998, the Company entered into a five year agreement to sell up to $82 million of domestic accounts receivable to an agent bank. The program reduces financing costs versus borrowings under the revolving credit agreement and diversifies the Company's sources of financing. At December 26, 1998, $80 million of domestic accounts receivable had been sold under this agreement at a cost of approximately 5.85%.

In May 1998, the Company redeemed its outstanding 11% Senior Subordinated Notes and the 12% Subordinated Discount Notes. The payment for the redemption including premium and accrued interest amounted to $366.2 million and was funded by drawing on the Company's revolving credit agreement.

In September 1998, the Company announced a share repurchase program to buy back 7.5 million shares or approximately 10% of the common shares then outstanding. The program was completed in early 1999 and in January the Company announced another share repurchase program for 6.8 million shares, or approximately 10% of the common shares then outstanding.

In November 1998, the Company announced the formation of a joint venture with GIRSA, a subsidiary of DESC, S.A. de C.V., to produce nitrile rubber products in Mexico. The joint venture will result in the closure of the Company's existing nitrile rubber facility in Painesville, Ohio, resulting in a fourth quarter pre-tax charge of $33.6 million.

Also in November, 1998, the Company formed a joint venture with Bayer Corporation to serve the seed treatment markets in North America. The basis of the joint venture was the Company's Gustafson seed treatment business. The Company received cash proceeds of $180 million in the transaction which resulted in a fourth quarter pre-tax gain of $153.4 million.

In January 1999, the Company announced that its specialty ingredients business was sold to Chr. Hansen Holding A/S of Denmark for $103 million, resulting in a pre-tax gain in the first quarter of 1999 of approximately $44 million.

Capital expenditures of $66.6 million increased $16.4 million from $50.2 in 1997. Capital expenditures are expected to approximate $70 million in 1999, primarily for replacement needs and improvement of domestic and foreign operating facilities.

Year 2000 Issues

The Company has assessed and continues to assess its Information Technology ("IT") infrastructures including those systems that are typically viewed as non-IT systems to determine and address any potential problems that may result from Year 2000 compliance issues. As generally known, Year 2000 compliance issues pertain to the ability of computerized systems to recognize and process date sensitive information beginning January 1, 2000. The Company has performed this assessment over the last two years and has been implementing appropriate steps to be Year 2000 compliant in both its IT and non-IT systems.

Under the Company's current environment, IT systems include mission critical applications that directly support the Company's operations. These IT systems also include networked personal computers running desktop applications. Typical non-IT systems within the Company's environment include process controls and other microcontrollers containing imbedded computer chips. The Company has completed its assessment of its non-IT systems and is aggressively undertaking measures to remedy such systems. The Company expects to complete this remediation by October 1999.

The Company employs a number of major mission critical IT systems in its Specialty Chemicals and Polymers businesses. These systems are currently being upgraded to address Year 2000 compliance issues and the Company expects this to be completed by mid-1999.

The Company's Polymer Processing Equipment business is supported by a legacy system that runs on a mid-range computer system. This system has been reworked and tested, and the Company believes that it is now Year 2000 compliant. The Company has assessed all other IT systems including non-IT systems in this business segment and has undertaken necessary steps to address any Year 2000 compliance issues. This business currently sells equipment controls containing programs and microchips. The Company believes that these products which are used in the operation of extrusion machinery are Year 2000 compliant.

The Company has operations in Europe, Asia Pacific, and Latin America supported by IT systems operating on mid-range computers. The Company is presently upgrading these IT systems to address Year 2000 compliance and expects to complete this upgrade by mid-1999.

The Company is actively looking into the overall Year 2000 readiness of its major business partners including vendors, suppliers, and service providers in order to determine that the Company's operations will not be disrupted in the event that any such third party failed to have Year 2000 compliant systems. The Company has received assurances from nearly all of the major business entities that it conducts business with that these entities will be able to conduct business beyond January 1, 2000, without any disruption. The Company continues to provide status information of its Year 2000 compliance effort to its customers and assures its customers that the Company's IT infrastructure will continue to function properly beyond January 1, 2000.

The Company has spent approximately $4.8 million to assess and correct Year 2000 compliance issues in its IT infrastructure through December 26, 1998. The Company estimates that it will spend an additional $1.6 million to complete the remediation of Year 2000 compliance issues in its IT infrastructure. The Company is committed to allocate funds to remediate any other Year 2000 compliance issues in the course of its ongoing assessment of its IT infrastructure. Year 2000 compliance costs are not expected to have a material effect on the Company's results of operations.

The Company does not expect to have any material risk exposure emanating from its internal IT infrastructure. While it is not expected to occur, failure of the Company's suppliers and key customers to address Year 2000 compliance could have a material adverse impact on the Company's operations. In particular, failure of the Company's energy and telecommunication suppliers to address Year 2000 compliance could have a material adverse impact on the Company's operations. The Company is continuing to assess its efforts to mitigate any potential risk associated with Year 2000 compliance including development of contingency plans.

New Accounting Standards

In June, 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 130 "Reporting Comprehensive Income" and Statement No. 131 "Disclosure about Segments of an Enterprise and Related Information." The Company has adopted these standards in 1998.

In February, 1998, the FASB issued Statement No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" and in June 1998 issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company has adopted Statement No. 132 in 1998 and will adopt Statement No. 133 in the first quarter of 2000.

International Operations

The lower U.S. dollar exchange rate versus the international currencies in which the Company operates accounted for a favorable adjustment of $5.4 million in the accumulated other comprehensive income account since year-end 1997. Changes in this account relating to foreign currency translation are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations. The net asset value of foreign operations amounting to $229 million is not currently being hedged with respect to translation in U.S. dollars.

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

Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. As of December 26, 1998, the Company's reserves for environmental remediation activities totaled $94 million. It is reasonably possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

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

Market Risk

The Company is exposed to potential losses arising from adverse changes in foreign exchange and interest rates and, therefore, selectively uses derivative instruments to manage its exposure to such market risks. The Company does not enter into derivatives or other financial investments for trading or speculative purposes. The Company enters into foreign exchange contracts periodically to hedge currency fluctuations if such fluctuations are earnings related. Gains and losses on foreign exchange contracts are reflected in the statements of operations, and are offset by changes in the underlying value of the hedged transactions. Such hedging activities are not significant in total.

At December 26, 1998, the Company had an interest rate lock contract ("Interest Hedge") outstanding with a major financial institution for $230 million at a rate of 6.04%. The Interest Hedge expires on September 1, 2000. The settlement amount will be based on the difference between the rate of 6.04% and the 10 year Treasury rate at the expiration date. A settlement of the fair market value of the Interest Hedge as of December 26, 1998, would require a payment of approximately $17 million.

The fair market value of long-term debt is subject to interest rate risk. The Company's long-term debt amounted to $646.9 million at December 26, 1998. The fair market value of such debt was $685.9 million, and with respect to notes, has been determined based on quoted market prices.

Forward-Looking Statements

Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. These statements are based on currently available information and the Company's actual results may differ significantly from the results discussed. Investors are cautioned that there can be no assurance that the actual results will not differ materially from those suggested in such forward-looking statements.

Operating Results - 1998 compared to 1997

Overview

Consolidated net sales decreased 3% to $1.80 billion from $1.85 billion in 1997. The decrease was primarily attributable to lower volume of 2% and lower foreign currency translation of 1%. International sales, including U.S. exports, increased slightly as a percentage of total sales to 40% from 39% in 1997.

Net earnings for 1998 were $161.8 million, or $2.20 per share basic and $2.14 per share diluted, compared to earnings of $86.8 million, or $1.18 per share basic and $1.15 per share diluted, in 1997. Before after-tax special items (as detailed on page 35), net earnings were $117.3 million, or $1.59 per share basic and $1.55 per share diluted, compared with $92.1 million, or $1.25 per share basic and $1.22 per share diluted, in 1997.

Gross margins as a percentage of net sales increased to 36.2% from 35.4% in the prior year. The increase was primarily attributable to lower raw material costs, improved pricing and product mix. Consolidated operating profit of $218.3 million declined 3% from the prior year; however, excluding the impact of special items, operating profit increased 3% to $259.9 million from $252.3 million in the prior year. Operating profit for the specialty chemicals business declined 14% and for the polymers and polymer processing equipment business increased 35%.

Specialty Chemicals

Specialty chemicals sales of $1.11 billion represent a decrease of 7% from 1997. Operating profit for specialty chemicals was $150.1 million compared to $183 million in 1997. An analysis of sales and operating profit by reporting segment follows.

Performance chemicals sales of $441.8 million decreased 6% versus 1997 primarily attributable to lower volume of 3%, lower pricing of 2% and lower foreign currency translation of 1%. Rubber chemicals sales were 9% lower than 1997 primarily due to lower volume and pricing. Specialty additives sales decreased 1% primarily due to lower pricing and foreign currency translation. Performance chemicals operating profit of $50 million decreased 26% from 1997. The decrease was primarily attributable to lower volume, unfavorable manufacturing variances and an unfavorable product mix.

Crop protection sales of $348 million decreased 6% versus 1997 primarily due equally to the deconsolidation of the Gustafson seed treatment business in December 1998 and lower volume, particularly in the insecticide business. Operating profit of $78.7 million increased 2% from 1997 primarily due to lower operating costs and improved pricing and product mix.

Colors sales of $229.7 million decreased 11% versus 1997. The decrease was primarily attributable to lower volume of 9% and lower pricing and foreign currency translation of 1% each. The decrease in volume was primarily in apparel dyes, which accounts for approximately 50% of the business. Operating profit of $13.5 million decreased from $30.1 million in 1997. Excluding the impact of special items, operating profit of $21.5 million decreased 29% versus 1997. The decrease in operating profit was primarily due to lower volume.

Other represents the specialty ingredients business which was sold effective the first day of fiscal 1999. Sales of $89.6 million decreased 11% from 1997 while operating profit of $7.9 million increased 1%.

Polymers & Polymer Processing Equipment

Polymers & polymer processing equipment sales of $687 million represent an increase of 5% from 1997. Operating profit of $123 million increased 35% from 1997. An analysis of sales and operating profit by reporting segment follows.

Polymers sales of $342.5 million were essentially unchanged from 1997 as improved pricing of 4% was offset primarily by lower volume. EPDM sales increased 6% from 1997 primarily due to improved pricing. Urethane and nitrile rubber sales were lower by 3% and 9%, respectively, due primarily to lower volume. Polymers operating profit of $77.4 million increased 40% from 1997 primarily attributable to improved pricing and lower raw material costs in the EPDM business.

Polymer processing equipment sales of $344.5 million increased 11% from 1997 primarily due to higher volume. Operating profit of $45.6 million increased 27% from 1997 primarily due to increased volume and improved product mix. The equipment order backlog totaled $118 million at the end of 1998 compared to $106 million at the end of 1997.

Other

Selling, general and administrative expenses of $264.7 million decreased 2% versus 1997, but as a percentage of sales remained essentially unchanged at 14.7%. Depreciation and amortization of $80.5 million increased 1% from 1997 primarily as a result of a higher fixed asset base. Research and development costs of $52.8 million decreased 2% from 1997, but as a percentage of sales remained constant at 2.9%.

Facility closure costs of $33.6 million represent primarily the write-off of plant and equipment, severance and other costs related to the closure of the Company's nitrile rubber facility in Painesville, Ohio.

Interest expense of $78.5 million decreased 24% from 1997 primarily due to lower levels of indebtedness and lower interest cost on borrowings used to redeem high cost debt in 1998. Other income of $158.9 million in 1998 includes a gain in the amount of $153.4 million resulting from the sale of a 50% interest in the Gustafson seed treatment business. Other income of $27.8 million in 1997 includes a gain of $28 million relating to a settlement with the U.S. Department of the Army. The effective tax rate excluding the impact of special items was 37.2% compared to 38.1% in 1997.

Operating Results - 1997 Compared to 1996

Overview

Consolidated net sales increased 3% to $1.85 billion from $1.80 billion in 1996. The increase was primarily attributable to increased volume of 5% offset by lower foreign currency translation of 1% and lower pricing of 1%. International sales, including U.S. exports, decreased slightly as a percentage of total sales to 39% from 40% in 1996.

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

Gross margins as a percentage of net sales increased slightly to 35.4% from 35.1% in the prior year. Consolidated operating profit, before special charges of $28 million in 1997 and $115 million in 1996, increased 15% to $252.3 million from $218.6 million in the prior year. Both segments contributed to the increase in operating profit as specialty chemicals rose 8% and polymers & polymer processing equipment increased 30%.

Specialty Chemicals

Specialty chemicals sales of $1.20 billion decreased 1% from 1996. Operating profit for specialty chemicals of $183 million increased 8% from 1996. An analysis of sales and operating profit by reporting segment follows.

Performance chemicals sales of $469.4 million decreased 2% versus 1996 primarily due to lower foreign currency translation of 2% and lower pricing of 4%, offset in part by higher volume of 4%. Rubber chemical sales were 5% lower than the prior year primarily due to lower pricing. Specialty additives sales increased 4% versus 1996 primarily attributable to higher volume. Performance chemicals operating profit of $67.7 million increased 3% from 1996 primarily as a result of lower operating costs and improved product mix.

Crop protection sales of $370.1 million increased 5% from 1996 primarily due to higher volume particularly in the herbicides, insecticide and fungicide businesses. Operating profit of $77.4 million increased 15% from 1996 primarily as a result of higher volume and improved pricing and product mix.

Colors sales of $257.6 million decreased 5% versus 1996. The decrease was primarily attributable to lower foreign currency translation of 3% and lower pricing of 2%. Colors operating profit of $30.1 million decreased 2% from 1996, primarily due to lower pricing.

Other represents the specialty ingredients business which was sold effective the first day of fiscal 1999. Sales of $100.2 million decreased 4% from 1996, while operating profit of $7.8 million increased 30%.

Polymers & Polymer Processing Equipment

Polymers & polymer processing equipment sales of $653.8 million represent an increase of 9% from 1996. Operating profit of $91.4 million increased 30% compared to 1996. An analysis of sales and operating profit by reporting segment follows.

Polymers sales of $342.1 million increased 9% from 1996 primarily due to higher volume in the EPDM, urethane and nitrile rubber businesses. Polymers operating profit of $55.5 million increased 19% from 1996 primarily attributable to volume growth and improved product mix.

Polymers processing equipment sales of $311.7 million increased 9% from 1996. The increase was due primarily to increased volume of 12% offset primarily by lower foreign currency translation of 3%. Operating profit of $35.9 million increased 54% from 1996 primarily as a result of volume growth, cost reductions and improved product mix. The equipment order backlog totaled $106 million at the end of 1997 compared to $92 million at the end of 1996.

Other

Selling, general and administrative expenses of $269.4 million decreased 4% versus 1996 primarily due to planned cost reductions and lower foreign currency translation. Depreciation and amortization of $79.9 million decreased 3% from 1996 as a result of certain assets becoming fully depreciated and amortized. Research and development costs of $53.6 million increased 2% from 1996, but as a percentage of sales remained constant at 2.9%.

Severance and other costs of $13 million includes severance costs relating to planned workforce reductions and other costs relating primarily to certain product liability claims and costs associated with the implementation of SAP software. The special environmental charge of $15 million reflects the Company's current estimate of additional requirements for future remediation costs.

Interest expense of $103.3 million decreased 10% from 1996 primarily due to lower levels of indebtedness. Other income of $27.8 million includes a gain in the amount of $28 million relating to a settlement with the U.S. Department of the Army. The effective tax rate of 38.1% compares to 38.9% in the prior year after adjusting for the after-tax impact of merger and special environmental costs in 1996.



Consolidated Statements of Operations

Fiscal years ended 1998, 1997 and 1996

(In thousands of dollars, except per share data)  1998       1997       1996

Net Sales                                    $1,796,119 $1,851,180 $1,803,969

Costs and Expenses
Cost of products sold                         1,146,200  1,196,030  1,170,586
Selling, general and administrative             264,710    269,405    279,812
Depreciation and amortization                    80,536     79,856     82,597
Research and development                         52,775     53,611     52,359
Facility closure costs                           33,600          -          -
Severance and other costs                             -     13,000          -
Special environmental charge                          -     15,000     30,000
Merger and related costs                              -          -     85,000

Operating Profit                                218,298    224,278    103,615
Interest expense                                 78,520    103,349    114,244
Other income                                   (158,938)   (27,817)    (1,285)

Earnings
Earnings (loss) before income taxes and
extraordinary loss                              298,716    148,746     (9,344)
Income taxes                                    115,493     56,675     12,710
Earnings (loss) before extraordinary loss       183,223     92,071    (22,054)
Extraordinary loss on early extinguishment
  of debt                                       (21,468)    (5,242)      (441)
Net earnings (loss)                          $  161,755  $  86,829 $  (22,495)

Basic Earnings (Loss) Per Common Share
Earnings (loss) before extraordinary loss    $     2.48  $    1.25 $     (.31)
Extraordinary loss                                 (.28)      (.07)         -
Net earnings (loss)                          $     2.20  $    1.18 $     (.31)

Diluted Earnings (Loss) Per Common Share
Earnings (loss) before extraordinary loss    $     2.42  $    1.22 $     (.31)
Extraordinary loss                                 (.28)      (.07)         -
Net earnings (loss)                          $     2.14  $    1.15 $     (.31)

See accompanying notes to consolidated financial statements . Crompton & Knowles Corporation and Subsidiaries


Consolidated Balance Sheets

Fiscal years ended 1998 and 1997

(In thousands of dollars, except per share data)              1998        1997

Assets

Current Assets

Cash                                                    $   12,104  $   10,607
Accounts receivable                                        173,668     262,412
Inventories                                                334,562     356,716
Other current assets                                        77,422      85,314
  Total current assets                                     597,756     715,049

Non-Current Assets

Property, plant and equipment                              473,403     474,892
Cost in excess of acquired net assets                      166,184     181,025
Other assets                                               171,550     177,854

                                                        $1,408,893  $1,548,820

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities

Notes payable                                           $   17,305  $    1,770
Accounts payable                                           117,338     145,405
Accrued expenses                                           139,401     149,910
Income taxes payable                                       103,179      38,909
Other current liabilities                                   17,149      27,094
  Total current liabilities                                394,372     363,088

Non-Current Liabilities

Long-term debt                                             646,857     896,291
Postretirement health care liabiliy                        142,727     149,344
Other liabilities                                          158,234     160,187

Stockholders' Equity (Deficit)

Common stock, $.10 par value - issued 77,332,751 shares      7,733       7,733
Additional paid-in capital                                 238,615     232,213
Accumulated deficit                                        (15,985)  (174,019)
Accumulated other comprehensive income                     (37,571)   (44,805)
Treasury stock at cost                                    (125,246)   (40,228)
Deferred compensation                                         (843)      (984)
  Total stockholders' equity (deficit)                      66,703    (20,090)

                                                        $1,408,893  $1,548,820

See accompanying notes to consolidated financial statements . Crompton & Knowles Corporation and Subsidiaries


Consolidated Statements of Cash Flows

Fiscal years ended 1998, 1997 and 1996

Increase (decrease) to cash (in thousands of dollars)
                                                   1998       1997       1996

Cash Flows from Operating Activities

  Net earnings (loss)                        $  161,755  $  86,829 $  (22,495)
  Adjustments to reconcile net earnings (loss)
  to net cash provided by operations:
    Gustafson joint venture gain               (153,429)         -          -
    Facility closure costs                       33,600          -          -
    Extraordinary loss on early debt
      extinguishment                             21,468      5,242        441
    Depreciation and amortization                80,536     79,856     82,597
    Noncash interest                              4,819     14,289     16,082
    Deferred taxes                               (5,366)    18,184    (16,383)
    Changes in assets and liabilities:
    Accounts receivable                             497     (2,997)    (9,675)
    Inventories                                   7,314     (3,960)    (7,033)
    Other current assets                        (11,508)     5,688       (614)
    Other assets                                  3,358      2,165       (169)
    Accounts payable and accrued expenses       (32,188)     8,573     22,548
    Income taxes payable                         79,568     13,055      3,249
    Other current liabilities                   (10,562)     7,244      2,066
    Postretirement health care liability         (3,727)   (32,460)    (2,653)
    Other liabilities                            (7,161)    12,306     27,106
    Other                                           548      1,773        286
  Net cash provided by operations               169,522    215,787     95,353

Cash Flows from Investing Activities

  Proceeds from Gustafson joint venture         180,000          -          -
  Capital expenditures                          (66,628)   (50,176)   (39,204)
  Acquisitions                                   (5,927)         -    (15,713)
  Other investing activities                     (3,790)     5,569      2,689
  Net cash provided (used) by investing
    activities                                  103,655    (44,607)   (52,228)

Cash Flows from Financing Activities

  Payments on long-term notes                  (460,034)   (76,860)   (19,417)
  Proceeds (payments) on credit agreement
     borrowings                                 199,894    (91,529)    75,740
  Proceeds (payments) on short-term borrowings   15,535     (5,903)  (100,434)
  Proceeds from sale of accounts receivable      80,000          -          -
  Premium paid on early extinguishment of debt  (22,984)    (7,065)      (338)
  Treasury stock acquired                       (94,974)         -          -
  Dividends paid                                 (3,721)    (3,671)   (12,967)
  Proceeds from sale of common stock                  -          -     14,150
  Other financing activities                     14,425      4,240      4,873
  Net cash used by financing activities        (271,859)  (180,788)   (38,393)

Cash

  Effect of exchange rates on cash                  179       (905)      (573)
  Change in cash                                  1,497    (10,513)     4,159
  Cash adjustment to conform fiscal year of Uniroyal  -          -    (13,476)
  Cash at beginning of period                    10,607     21,120     30,437
  Cash at end of period                      $   12,104  $  10,607  $  21,120

See accompanying notes to consolidated financial statements . Crompton & Knowles Corporation and Subsidiaries



Consolidated Statements of Stockholders' Equity (Deficit)

Fiscal years ended 1998, 1997 and 1996

                                       Accumulated
                  Additional           Other
          Common  Paid-in  Accumulated Comprehensive Treasury   Deferred
          Stock   Capital  Deficit     Income        Stock  Compensation Total

(In thousands of dollars, except per share data)

Balance, December 30, 1995
          $7,676  $227,433 $(213,347)  $(15,785)  $(62,972) $(2,190) $(59,185)

Comprehensive income:
 Net loss                    (22,495)                                 (22,495)
 Equity adjustment for
   translation of foreign currencies    (13,424)                      (13,424)
 Equity adjustment for
   pension liability (tax of $57)           (96)                          (96)
 Total comprehensive income                                           (36,015)
Adjustment to conform
  fiscal year of Uniroyal                (8,368)                       (8,368)
Cash dividends ($.27 per share)         (12,967)                      (12,967)
Stock options, warrants and other
  issuances (535,892 shares)
              48     5,062                             254              5,364
Sale of 1,000,000 common shares
                      (485)                         14,635             14,150

Amortization of deferred compensation                  603                603

Balance, December 28, 1996
           7,724   232,010  (257,177)   (29,305)   (48,083)  (1,587)  (96,418)

Comprehensive income:
 Net earnings                 86,829                                   86,829
 Equity adjustment for
   translation of foreign currencies    (16,453)                      (16,453)
 Equity adjustment for
   pension liability (tax of ($566))        953                           953
 Total comprehensive income                                            71,329
Cash dividends ($.05 per share)          (3,671)                       (3,671)
Stock options, warrants and other
  issuances (668,552 shares)
               9       203                           7,855              8,067
Amortization of deferred compensation                           603       603
Balance, December 27, 1997
           7,733   232,213  (174,019)   (44,805)   (40,228)    (984)  (20,090)
Comprehensive income:
 Net earnings                161,755                                  161,755
 Equity adjustment for translation
   of foreign currencies                             5,427              5,427
 Equity adjustment for
   pension liability (tax of ($1,073))               1,807              1,807
  Total comprehensive income                                          168,989
Cash dividends ($.05 per share)
                              (3,721)                                  (3,721)
Stock options, warrants
   and other issuances (1,130,258 shares)
                     6,402                           9,956             16,358
Treasury stock acquired (5,368,600 shares)         (94,974)           (94,974)
Amortization of deferred compensation                  141                141
Balance, December 26, 1998
          $7,733  $238,615  $(15,985)  $(37,571) $(125,246)  $ (843) $ 66,703


See accompanying notes to consolidated financial statements . Crompton & Knowles Corporation and Subsidiaries


Notes to Consolidated Financial Statements

Accounting Policies

Business Combination

On August 21, 1996, the Company merged (the "Merger") with Uniroyal Chemical Corporation ("UCC") in a common stock transaction that was accounted for on a pooling-of-interests basis with UCC becoming a wholly-owned subsidiary of the Company. In December 1998, UCC was merged into its wholly-owned subsidiary, Uniroyal Chemical Company, Inc. ("Uniroyal") with Uniroyal being the surviving corporation. All information has been restated to reflect the combined operations of both companies. The consolidated financial statements reflect results for the twelve month periods ended December 26, 1998, December 27, 1997 and December 28, 1996, respectively.

In connection with the merger with Uniroyal, the Company incurred $85 million of merger and related costs. The components of these costs comprise principally severance and other personnel costs of $37.6 million, investment banking fees of $12.5 million, legal fees of $9.7 million, debt related fees of $8.3 million, facility consolidation costs of $6.4 million and other costs of $10.5 million. As of December 26, 1998 these accruals were fully realized.

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

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which requires the Company to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($59.4 million in 1998, $58.7 million in 1997 and $59.2 million in 1996) is computed generally on the straight-line method using the following ranges of asset lives: buildings and improvements:
10 to 40 years, machinery and equipment: 3 to 25 years, and furniture and fixtures: 3 to 10 years.

Renewals and improvements which extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over their useful lives or the remaining lease term, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets of each of its businesses by assessing whether the projected cash flows of each of its businesses is sufficient to recover the existing unamortized cost of these assets. On this basis, if the Company determines that any assets have been permanently impaired, the amount of the impaired assets is written-off against earnings in the quarter in which the impairment is determined.

Intangible Assets

The excess cost over the fair value of net assets of businesses acquired is being amortized on a straight-line basis over 20 to 40 years. Accumulated amortization was $44.6 million and $42.2 million in 1998 and 1997, respectively.

Patents, unpatented technology, trademarks and other intangibles of $59 million in 1998 and $79.1 million in 1997, included in other assets, are being amortized principally on a straight-line basis over their estimated useful lives ranging from 6 to 20 years. Accumulated amortization was $120.9 million and $123.3 million in 1998 and 1997, respectively.

Financial Instruments

Financial instruments are presented in the accompanying consolidated financial statements at either cost or fair value as required by generally accepted accounting principles.

Translation of Foreign Currencies

Balance sheet accounts denominated in foreign currencies are translated generally at the current rate of exchange as of the balance sheet date, while revenues and expenses are translated at average rates of exchange during the periods presented. The cumulative foreign currency adjustments resulting from such translation are included in the accumulated other comprehensive income account in the stockholders' equity (deficit) section of the consolidated balance sheets. For foreign subsidiaries operating in highly inflationary economies, monetary balance sheet accounts and related revenue and expenses are translated at current rates of exchange while non-monetary balance sheet accounts and related revenues and expenses are translated at historical exchange rates. The resulting translation gains and losses related to those countries are reflected in operations and are not significant in any of the years presented.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

A provision has not been made for U.S. income taxes which would be payable if undistributed earnings of foreign subsidiaries of approximately $230 million at December 26, 1998, were distributed to the Company in the form of dividends, since certain foreign countries limit the extent of repatriation of earnings, while for others, the Company's intention is to permanently reinvest such foreign earnings. The determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practicable.

Earnings Per Common Share

Effective in 1997, the Company adopted FASB Statement No. 128 "Earnings per Share." Further information is provided in the footnote on earnings per common share.

Comprehensive Income

Effective in the first quarter of 1998, the Company adopted FASB Statement No. 130 "Reporting Comprehensive Income." The Statement establishes standards for reporting "Comprehensive Income" and its components in the consolidated financial statements. The adoption of this statement had no impact on the Company's net earnings (loss) or stockholders' equity (deficit). Statement No. 130 requires unrealized foreign currency translation adjustments and the minimum pension liability adjustment, which prior to adoption were reported separately in stockholders' equity (deficit), to be included in "Accumulated Other Comprehensive Income." The balance of accumulated other comprehensive income includes accumulated translation adjustments and minimum pension liability in the amounts of $36,618 and $953 and $42,045 and $2,760 at December 26, 1998 and December 27, 1997, respectively.

Stock-Based Compensation

Effective in 1996, the Company adopted FASB Statement No. 123 "Accounting and Disclosure of Stock-Based Compensation." As permitted, the Company elected to continue to follow the provisions of Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock-based compensation plans. Further information is provided in the footnote on Stock Incentive Plans.

Statements of Cash Flows


Cash includes bank term deposits of three months or less. Cash payments during the fiscal years ended 1998, 1997 and 1996 included interest payments of $79.5 million, $90.8 million and $100.1 million and income tax payments of $33.5 million, $28.3 million and $28.7 million, respectively.

Other Disclosures

Included in accounts receivable are allowances for doubtful accounts in the amount of $9.8 million in 1998 and $8.7 million in 1997. Included in other current liabilities are customer deposits in the amount of $15.7 million in 1998 and $25.1 million in 1997. Included in other liabilities are environmental liabilities in the amount of $75.6 million in 1998 and $84.7 million in 1997.

In 1997, the Company incurred a $13 million charge related to severance ($6.9 million) and other non-recurring costs ($6.1 million). As of December 26, 1998, the balance to be realized in 1999 was not significant.

Joint Ventures, Acquisitions and Divestitures

In November 1998, the Company and Bayer Corporation formed a joint venture to serve the agricultural seed treatment markets in North America. The basis of the joint venture is the Company's Gustafson seed treatment business. The Company received cash proceeds of $180 million in the transaction which resulted in a fourth quarter pre-tax gain of $153.4 million. Also, in November 1998, the Company announced the formation of a joint venture with GIRSA, a subsidiary of DESC, S.A. de C.V. to produce nitrile rubber products in Mexico. The joint venture will result in the closure of the Company's existing nitrile rubber facility in Painesville, Ohio. In connection with the facility closure, the Company incurred a charge of $33.6 million summarized as follows:

(In thousands)                           Charge Realized    Balance
Write-off of long lived assets          $13,811  $13,811    $     -
Facility closure and maintenance costs   12,239        -     12,239
Severance and other costs                 7,550      778      6,772
                                        $33,600  $14,589    $19,011

During 1998, the Company acquired the extrusion business of Betol Machinery for $5.9 million. During 1996, the Company acquired the extrusion business of Klockner ER-WE-PA GmbH and the Hartig line of industrial blow molding systems at an aggregate cost of $15.7 million. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of purchase price over fair value of net assets acquired, in the amount of $13.6 million, is being amortized from 20 to 40 years. The operating results of each acquisition are included in the consolidated statement of operations from the dates of acquisition.

In January, 1999, the Company sold its specialty ingredients business to Chr. Hansen Holding A/S of Denmark for $103 million. The pre-tax gain of approximately $44 million will be recorded in the first quarter of 1999.

Accounts Receivable Program

In December 1998, the Company entered into a five year agreement to sell up to $82 million of domestic accounts receivable to an agent bank. The program reduces financing costs versus borrowings under the revolving credit agreement and diversifies the Company's sources of financing. At December 26, 1998, $80 million of domestic accounts receivable had been sold under this agreement at a cost of approximately 5.85%.

Inventories
(In thousands)                    1998     1997

Finished goods                $226,663 $226,730
Work in process                 45,237   47,029
Raw materials and supplies      62,662   82,957
                              $334,562 $356,716

Property, Plant and Equipment
(In thousands)                    1998     1997

Land and improvements         $ 30,380 $ 29,295
Buildings and improvements     155,578  159,734
Machinery and equipment        634,136  637,538
Furniture and fixtures          37,989   28,051
Construction in progress        50,000   36,892
                               908,083  891,510
Less accumulated depreciation  434,680  416,618
                              $473,403 $474,892

Leases

The future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year (as of December 26, 1998) total $100 million as follows: $11.3 million in 1999, $10.2 million in 2000, $8.6 million in 2001, $7.8 million in 2002, $6.4 million in 2003, and
$55.7 million in later years. Total rental expense for all operating leases was $15.8 million in 1998, $16.8 million in 1997 and $16.6 million in 1996.

Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

Long-term Debt
(In thousands)                       1998     1997

9% Senior Notes Due 2000         $182,261 $226,623
10.5% Senior Notes Due 2002       173,128  235,998
11% Senior Subordinated Notes           -  228,675
12% Subordinated Discount Notes         -  113,586
Credit Agreement                  286,280   88,328
Other                               5,188    3,081
                                 $646,857 $896,291

9% Senior Notes

The 9% Senior Notes Due September 2000 are an obligation of Uniroyal and are unsecured. Interest is payable semi-annually. The 9% Senior Notes are not redeemable prior to maturity, except upon a change in control (as defined in the related indenture) whereupon an offer shall be made to purchase the 9% Senior Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest.

10.5% Senior Notes

The 10.5% Senior Notes Due February 2002 are an obligation of Uniroyal and are unsecured. Interest is payable semi-annually. The 10.5% Senior Notes require that upon a change in control (as defined in the related indentures), an offer shall be made to purchase all of the notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest.

Debt Redemptions and Repurchases

During 1998, the Company redeemed the outstanding 11% Senior Subordinated Notes at a price of 105.5% of the principal amount thereof and the 12% Subordinated Discount Notes at a price of 100% of the principal amount thereof. In addition, the Company repurchased in the open market $44.4 million of 9% Senior Notes and $62.8 million of 10.5% Senior Notes. As a result of the redemptions and repurchases, the Company recognized an extraordinary loss of $21.5 million, net of tax benefit of $13.1 million.

During 1997, the Company repurchased in the open market $24 million of 9% Senior Notes, $47.1 million of 10.5% Senior Notes, $3.5 million of 11% Senior Subordinated Notes, and $2.5 million of 12% Subordinated Discount Notes. As a result of the repurchases, the Company recognized an extraordinary loss of $5.3 million, net of tax benefit of $3.5 million.

During 1996, the Company repurchased $17.2 million of 9% Senior Notes in the open market and redeemed $2.2 million in connection with the Merger. As a result of the repurchase, the Company recognized an extraordinary loss of $441 thousand, net of tax benefit of $293 thousand.

Credit Agreement

In 1998, the Company amended its revolving credit agreement with a syndicate of banks. The termination date was extended to September 2003 from August 2001. Borrowings under the credit agreement are divided into three tranches and were amended as follows: Tranche I provides a maximum of $329 million available to the Company for working capital and general corporate purposes. Tranche II provides a maximum of $66 million available to Uniroyal for working capital and general corporate purposes. Tranche III provides up to $150 million of borrowings by the European and Canadian subsidiaries of the Company. Borrowings may be denominated in U.S. dollars or the subsidiary's local currency. As a result of the Accounts Receivable Program, the Company was required to permanently reduce its available borrowings under the credit agreement from $600 million to $545 million.

The credit agreement calls for interest based upon various options including a spread (currently .5%) over LIBOR that varies according to certain debt ratios for the trailing four fiscal quarters. In addition, the Company must pay a commitment fee (currently .15%) on the total unused portion of the credit agreement based upon certain debt ratios for the trailing four fiscal quarters. At December 26, 1998, borrowings under the credit agreement of $286.3 million bore a weighted average interest rate of 6.1%.

Debt Covenants

The Company's various debt agreements contain covenants which limit the ability to incur additional debt, transfer funds between affiliated companies, pay cash dividends or make certain other payments. In addition, the credit agreement requires the Company to maintain certain financial ratios.

Maturities

In 1998, the scheduled maturities of long-term debt during the next five fiscal years are: 1999 - none; 2000 - $185.6 million; 2001 - $0.5 million; 2002 - $173.6 million; and 2003 - $287.1 million.

Financial Instruments

At December 26, 1998, the Company had an interest rate lock contract ("Interest Hedge") outstanding with a major financial institution for $230 million at a rate of 6.04%. The Interest Hedge expires on September 1, 2000. The settlement amount will be based on the difference between the rate of 6.04% and the 10 year U.S. Treasury rate at the expiration date. A settlement of the fair market value of the Interest Hedge as of December 26, 1998 would require payment of approximately $17 million.

The carrying amounts for cash, accounts receivable, notes payable, accounts payable and other current liabilities approximate their fair value because of the short maturities of these instruments. The fair market values of long-term debt were $685.9 million and $972.2 million in 1998 and 1997, respectively, and with respect to the notes have been determined based on quoted market prices.

Income Taxes

The components of earnings (loss) before income taxes and extraordinary loss, and the provision for income taxes are as follows:

(In thousands)           1998      1997      1996

Pretax Earnings (Loss):
  Domestic           $207,595  $104,886  $(32,875)
  Foreign              91,121    43,860    23,531
                      298,716   148,746    (9,344)
Income Taxes:
  Domestic
    Current            95,386    22,506    15,576
    Deferred           (7,381)   16,989    (9,566)
                       88,005    39,495     6,010
  Foreign
    Current            25,473    15,985    13,517
    Deferred            2,015     1,195    (6,817)
                       27,488    17,180     6,700
  Total
    Current           120,859    38,491    29,093
    Deferred           (5,366)   18,184   (16,383)
                    $ 115,493  $ 56,675  $ 12,710

The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:

(In thousands)                             1998     1997     1996

Provision (benefit) at statutory rate  $104,551  $52,061  $(3,270)
Nondeductible merger and related costs       -        -    14,709
Impact of valuation allowance             3,598   (3,616)  (2,904)
Foreign dividends impact                      -      524    3,744
Goodwill amortization                     4,395    1,619    2,214
Foreign income tax rate differential (5,686) 674 (2,168) State income taxes, net of federal
  benefit                                 7,629    5,141     (601)
Other, net                                1,006      272      986
Actual provision for income taxes      $115,493  $56,675  $12,710


Provisions have been made for deferred taxes based on differences between financial statement and tax bases of assets and liabilities using currently enacted tax rates and regulations. The components of the net deferred tax assets and liabilities are as follows

(In thousands)                                       1998      1997

Deferred tax assets:
  Pension and other postretirement               $ 81,398  $ 78,348
  Accruals for environmental remediation           28,992    31,886
  Other accruals                                   45,860    41,722
  NOL carryforwards                                15,774    22,363
  Inventories and other                            17,147    12,487
Deferred tax liabilities:
  Property, plant and equipment                   (65,771)  (71,557)
  Intangibles                                      (5,862)  (10,055)
  Other                                            (5,769)   (2,389)
Net deferred tax asset before valuation
  allowance                                       111,769  $102,805
Valuation allowance                               (16,064)  (12,466)

Net deferred tax asset after valuation allowance $ 95,705  $ 90,339

Net deferred taxes (in thousands) include $46,905 and $47,967 in current assets and $48,800 and $42,372 in long-term assets in 1998 and 1997, respectively.

As of December 26, 1998, the Company's foreign subsidiaries had aggregate NOL carryforwards of $34 million which can be used to reduce future taxable income in those countries. During 1998, the Company utilized its remaining $35 million of domestic NOL carryforwards.

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

(In thousands, except per share amounts)          1998     1997       1996

Earnings (loss) before extraordinary loss     $183,223  $ 92,071  $(22,054)
Net earnings (loss)                           $161,755  $ 86,829  $(22,495)

Basic

Weighted average shares outstanding             73,696    73,373    72,026
Earnings (loss) before extraordinary loss     $   2.48  $   1.25  $   (.31)
Net earnings (loss)                           $   2.20  $   1.18  $   (.31)

Diluted

Weighted average shares outstanding             73,696    73,373    72,026
Stock options, warrants and other equivalents    2,004     1,985         -
Weighted average shares adjusted for dilution   75,700    75,358    72,026
Earnings (loss) before extraordinary loss     $   2.42  $   1.22  $   (.31)
Net earnings (loss)                           $   2.14  $   1.15  $   (.31)

Capital Stock

The Company is authorized to issue 250,000,000 shares of common stock at a par value of $.10. There were 77,332,751 shares issued in 1998 and 1997, of which 7,962,736 and 3,724,394 shares were held in the treasury in 1998 and 1997, respectively.

In September 1998, the Board of Directors authorized a plan to repurchase 7.5 million shares of the Company's then outstanding common stock. As of December 26, 1998, the Company repurchased 5.4 million shares at a cost of $95 million. In January 1999, the Board of Directors authorized an additional repurchase of
6.8 million shares.

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

Warrants

In connection with the Merger, the Company assumed warrants that had been issued by Uniroyal to purchase up to 107,195 converted shares at an adjusted exercise price of $1.04 per share. In 1998, the remaining 107,195 warrants were exercised.

Stock Incentive Plans

The 1988 Long-Term Incentive Plan ("1988 Plan") authorized the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards to the officers and other key employees of the Company over a period of ten years through October 1998. Non-qualified and incentive stock options were granted under the 1988 plan at prices not less than 100% of the market value on the date of the grant. All outstanding options will expire not more than ten years and one month from the date of grant. In conjunction with shareholder approval of the Merger, the number of common shares covered under the 1988 Plan was increased from 4 million to 10 million shares. The Company will be seeking shareholder approval for an additional 3,000,000 shares under a new Long-Term Incentive Plan similar to the 1988 Plan at the annual meeting of shareholders on April 27, 1999.

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

Under the 1988 Plan, 1,261,000 common shares have been transferred to an independent trustee to administer restricted stock awards for the Company's long-term incentive program. At December 26, 1998 deferred compensation relating to such shares in the amount of $843 thousand is being amortized over an estimated service period of six to fifteen years. In 1996, the Company granted long-term incentive awards in the amount of 824,250 shares which were earned at the end of 1998 based upon the achievement of certain financial criteria. In 1999, the Company granted long-term incentive awards (contingent upon shareholder approval of the new Long-Term Incentive Plan) in the amount of 1,181,250 shares to be earned at the end of 2001 if certain financial criteria are met. The 1998 earned shares and the 2001 shares, if earned, will vest ratably at 25% per year with the final installment at retirement. Compensation expense related to such shares is accrued over a six year period based upon the level of incentive achievement.

Effective in 1996, the Company adopted the provisions of FASB Statement No. 123 "Accounting and Disclosure of Stock-Based Compensation." As permitted, the Company elected to continue its present method of accounting for stock-based compensation. Accordingly, compensation expense has not been recognized for stock based compensation plans other than restricted stock awards under the Company's long-term incentive programs. Had compensation cost for the Company's stock option and long-term incentive awards been determined under the fair value method, net earnings (loss) (in thousands) would have been $158,641, $84,660, and $(24,098) for the years 1998, 1997 and 1996, respectively. Net earnings (loss) per common share (basic) would have been $2.15, $1.15, and $(.33) and net earnings (loss) per common share (diluted) would have been $2.06, $1.11, and $(.33) for the years 1998, 1997 and 1996, respectively. The fair value per share of long-term incentive awards granted in 1996 was $13.88 and the average fair value per share of options granted was $5.46 in 1998, $10.53 in 1997, and $5.72 in 1996. The fair value of options granted was estimated using the Black-Scholes option pricing model with the following assumptions for 1998, 1997 and 1996, respectively: dividend yield
 .35%, .19%, and .34%, expected volatility 31%, 28%, and 30%, risk-free interest rate 4.6%, 6.1%, and 6.5%, and expected life 6 years, 6 years and 5 years.

Changes during 1998, 1997 and 1996 in shares under option are summarized as follows:

                                 Price Per Share
                                  Range  Average      Shares
Outstanding at 12/30/95   $  2.47-23.75   $10.91   4,633,759
Granted                      9.14-16.88    15.11   2,178,022
Exercised                    4.01-18.19    10.19    (419,287)
Lapsed                       3.13-23.75     8.14    (120,519)
Outstanding at 12/28/96      2.47-23.75    12.47   6,271,975
Granted                     19.31-26.41    26.39     613,251
Exercised                    2.47-19.31     6.69    (667,733)
Lapsed                       9.31-19.31    14.62     (86,917)
Outstanding at 12/27/97      3.13-26.41    14.46   6,130,576
Granted                           14.34    14.34   1,077,112
Exercised                    3.13-19.31     9.74    (966,664)
Lapsed                      13.00-26.41    19.06     (34,543)
Outstanding at 12/26/98   $  3.13-26.41   $15.15   6,206,481
Exercisable at 12/28/96   $  2.47-23.75   $10.87   3,851,369
Exercisable at 12/27/97   $  3.13-23.75   $12.32   3,866,992
Exercisable at 12/26/98   $  3.13-26.41   $14.16   3,650,289

Shares available for grant at year-end 1998 and 1997 were 2,552,948 and 3,595,467, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

                  Number Weighted Avg. Weighted Number Weighted Range of Outstanding Remaining Average Exercisable Average
Exercise       at end of   Contractual  Exercise   at end of   Exercise
Prices              1998          Life     Price        1998      Price

$  3.13-9.31     472,428      2.45       $ 6.43      472,428     $ 6.43
$11.75-13.57   1,264,576      4.85       $12.21    1,246,057     $12.20
$14.34-14.50   2,569,940      8.50       $14.43      610,828     $14.50
$14.63-22.78   1,292,969      5.81       $17.35    1,143,590     $17.41
$23.75-26.41     606,568      8.79       $26.39      177,386     $26.34
               6,206,481      6.76       $15.15    3,650,289     $14.16

The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $2 million in 1998, 1997 and 1996.

Pension and Postretirement Health Care Liabilities

The Company has several defined benefit and defined contribution pension plans which cover substantially all employees in the United States and Canada. Pension benefits for retired employees of the Company in other countries are generally covered by government-sponsored plans. The defined benefit plans provide retirement benefits based on the employees' years of service and compensation during employment. The Company will make contributions to the defined benefit plans at least equal to the minimum amounts required by law, while contributions to the defined contribution plans are determined as a percentage of each covered employees' salary.

The Company also provides health and life insurance benefits for certain retired and active employees and their beneficiaries and covered dependents in the U.S. and Canada. Postretirement benefits for retired employees in other countries are generally covered by government-sponsored plans.

Effective in 1998, the Company adopted FASB Statement No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits."

Pension cost-defined benefit
(In thousands)                         1998      1997      1996

Service cost                       $  7,635   $ 6,599  $  5,974
Interest cost                        16,044    15,171    13,135
Expected return on plan assets      (15,610)  (14,328)   (8,837)
Amortization of prior service cost      410       577      (843)
Amortization of unrecognized
   transition obligation                 58      (131)      (32)
Recognized actuarial gain                74       136       126
Curtailments                          2,570         -         -
Net cost                           $ 11,181   $ 8,024  $  9,523

Postretirement health care cost
(In thousands)                         1998      1997      1996
Service cost                        $ 1,256   $ 1,174  $  1,292
Interest cost                         9,958    10,298    10,134
Expected return on plan assets       (3,271)     (910)       10
Amortization of prior service cost   (6,196)   (6,148)   (5,483)
Recognized actuarial loss            (1,367)     (671)   (1,972)
Net cost                            $   380   $ 3,743  $  3,981

Benefit obligation         Pension (defined benefit)     Postretirement
(In thousands)                        1998     1997      1998     1997

Benefit obligation at
  beginning of year               $244,364 $195,519  $154,829 $142,998
Service cost                         7,635    6,599     1,256    1,174
Interest cost                       16,044   15,171     9,958   10,298
Foreign currency exchange impact    (1,724)  (3,693)     (432)     368
Plan participants contributions        122      105        91      103
Amendments                               -    2,319      (238)       -
Curtailments                         1,526        -         -        -
Plan mergers                             -   15,414         -   10,875
Actuarial (gain)/loss               (2,649)  28,901    (5,374)    (446)
Benefits paid                      (13,520) (15,971)   (8,650) (10,541)
Benefit obligation at end of year $251,798 $244,364  $151,440 $154,829

Plan assets

Fair value of plan assets at
  beginning of year               $197,229 $140,272  $ 40,002 $  5,601
Actual return on plan assets        17,004   33,638     3,271      910
Government contributions                 -        -         -   31,371
Plan mergers                             -   28,015         -    4,761
Employer contributions               4,361   11,746     6,239    7,797
Foreign currency exchange impact    (1,949)    (576)        -        -
Plan participants contributions        122      105        91      103
Benefits paid                      (13,520) (15,971)   (8,650) (10,541)
Fair value of plan assets at
  end of year                     $203,247 $197,229  $ 40,953 $ 40,002
Unfunded status                   $ 48,551 $ 47,135  $110,487 $114,827

Components of unfunded status
                            Pension (defined benefit)      Postretirement
(In thousands)                        1998      1997      1998      1997

Unrecognized net (gain) loss      $  4,017  $  5,596  $ (2,379)  $ 2,253
Unrecognized prior service cost     (2,339)      891   (29,861)  (36,770)
Unrecognized net transition asset    1,257     1,315         -         -
Prepaid benefit cost                (1,597)   (1,872)        -         -
Accrued benefit liability           51,603    47,750   142,727   149,344
Intangible asset                    (3,437)   (3,785)        -         -
Equity adjustment to minimum
  Liability                           (953)   (2,760)        -         -
Net amount recognized             $ 48,551  $ 47,135  $110,487  $114,827

Postretirement health care costs are generally not pre-funded (except for certain government-related plans) and are paid by the Company as incurred.

For plans with benefit obligations in excess of plan assets, the aggregate benefit obligation was $229.2 million in 1998 and $218.7 million in 1997, and the aggregate fair value of plan assets was $178.6 million in 1998 and $168.7 million in 1997.

The weighted-average discount rate used to calculate the projected benefit obligation ranged from 5.75%-7% in 1998 and 6%-8% in 1997. The expected long-term rate of return on plan assets ranged from 7.75%-9% in 1998 and from 7%-9% in 1997. The assumed rate of compensation increase ranged from 2%-4% in 1998 and 2%-5.5% in 1997.

The assumed health care cost trend rate ranged from 9.31%-7.4% and is assumed to decrease gradually to a range of 6.07%-5.5% in 2020 and remain level thereafter. An increase in the assumed health care cost trend rate of 1% in each year would increase the accumulated postretirement benefit obligation by $7.8 million and $8.7 million, and would increase the service and interest cost by $570 thousand and $604 thousand in 1998 and 1997, respectively. A decrease in the assumed health care cost trend rate of 1% in each year would decrease the accumulated postretirement benefit obligation by $8.7 million and $9.9 million, and would decrease the service and interest cost by $662 thousand and $773 thousand in 1998 and 1997, respectively.

The Company's net cost for all pension plans, including defined contribution plans, was $19 million, $15 million, and $17 million in 1998, 1997, and 1996, respectively.

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

Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. The total amount accrued for such environmental liabilities at December 26, 1998 was $94 million. The
Company estimates its potential environmental liability to range from $70 million to $129 million at December 26, 1998. It is reasonably possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

On May 21, 1997, the United States District Court, Eastern District of Arkansas, entered an order finding that Uniroyal Chemical Co./Cie. is jointly and severally liable to the United States and Hercules and Uniroyal Chemical Co./Cie. are liable to each other in contribution with respect to the remediation of the Vertac Chemical Corporation site in Jacksonville, Arkansas. On October 23, 1998, the Court entered an order granting the United States's motion for summary judgment against Uniroyal Chemical Co./Cie and Hercules for removal and remediation costs of $102.9 million at the Vertac site. Trial on the allocation of these costs as between Uniroyal Chemical Co./Cie. and Hercules has concluded and a decision is expected during the second quarter of 1999.

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

Business Segment Data

Effective in 1998, the Company adopted FASB Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" which established revised standards for reporting information about operating segments. Pursuant to Statement No. 131, the Company redefined its reporting segments into two major business categories, "Specialty Chemicals" and "Polymers and Polymer Processing Equipment." Specialty Chemicals includes reporting segments of Performance Chemicals (rubber chemicals and specialty additives), Crop Protection, Colors and Other (specialty ingredients). Polymers and Polymer Processing Equipment includes reporting segments of Polymers (EPDM, urethanes and nitrile rubber) and Polymer Processing Equipment (specialty process equipment and controls).

The accounting policies of the operating segments are the same as those described in the summary of accounting policies. The Company evaluates a segment's performance based on several factors, of which a primary financial measure is operating profit. In computing operating profit, the following items have not been deducted: interest expense, other income and income taxes. Corporate assets are principally cash and other assets maintained for general corporate purposes. Inter-segment sales are not significant. The Company has investments in unconsolidated affiliates in the Performance Chemicals segment in the amount of $31.1 million, $20.9 million and $20.7 million in 1998, 1997 and 1996, respectively, and the Crop Protection segment in the amount of $11.9 million in 1998. A summary of business data for the Company's reportable segments for the years 1998, 1997 and 1996 follows.

Information by Business Segment
(In thousands)                     1998        1997        1996

Sales

Specialty Chemicals
  Performance Chemicals      $  441,800  $  469,434  $  477,480
  Crop Protection               348,000     370,091     353,288
  Colors                        229,723     257,638     271,105
  Other                          89,589     100,190     104,384
                              1,109,112   1,197,353   1,206,257

Polymers & Polymer Processing Equipment
  Polymers                      342,527     342,154     312,836
  Polymer Processing Equipment  344,480     311,673     284,876
                                687,007     653,827     597,712
                             $1,796,119  $1,851,180  $1,803,969

Operating Profit

Specialty Chemicals
  Performance Chemicals      $   50,010  $   67,730  $   65,569
  Crop Protection                78,747      77,343      67,130
  Colors                         13,504      30,121      30,842
  Other                           7,863       7,798       5,997
                                150,124     182,992     169,538

Polymers & Polymer Processing Equipment
  Polymers                       77,414      55,485      46,811
  Polymer Processing Equipment   45,591      35,921      23,372
                                123,005      91,406      70,183
General corporate expenses      (21,231)    (22,120)    (21,106)
Special items                   (33,600)    (28,000)   (115,000)
                             $  218,298  $  224,278  $  103,615

Depreciation and Amortization

Specialty Chemicals
  Performance Chemicals      $   26,437  $   26,116  $   28,678
  Crop Protection                20,844      20,478      22,483
  Colors                          8,865       8,943       8,645
  Other                           2,574       2,782       2,651
                                 58,720      58,319      62,457

Polymers & Polymer Processing Equipment

  Polymers                       16,887      17,186      15,613
  Polymer Processing Equipment    4,739       4,163       4,342
                                 21,626      21,349      19,955
  Corporate                         190         188         185
                             $   80,536  $   79,856  $   82,597

 (In thousands)                    1998        1997        1996
Segment Assets

Specialty Chemicals
  Performance Chemicals      $  434,095  $  455,231  $  473,576
  Crop Protection               293,334     343,497     374,442
  Colors                        216,969     230,691     235,069
  Other                          64,966      67,176      68,175
                              1,009,364   1,096,595   1,151,262

Polymers & Polymer Processing Equipment
  Polymers                      215,476     244,562     264,274
  Polymer Processing Equipment  165,009     188,694     196,372
                                380,485     433,256     460,646
Corporate                        19,044      18,969      45,282
                             $1,408,893  $1,548,820  $1,657,190

Capital Expenditures

Specialty Chemicals
  Performance Chemicals      $   23,243  $   18,867  $   15,610
  Crop Protection                10,234       8,696       4,291
  Colors                          9,873       9,384       8,368
  Other                           2,180       1,722       1,282
                                 45,530      38,669      29,551

Polymers & Polymer Processing Equipment
  Polymers                       15,937       8,708       7,811
  Polymer Processing Equipment    4,733       2,676       1,807
                                 20,670      11,384       9,618

Corporate                           428         123          35
                             $   66,628  $   50,176  $   39,204

Geographic Information

Sales are attributed based on location of customer.
(In thousands)                     1998        1997        1996

Sales

United States                $1,077,190  $1,125,121  $1,077,968
Canada                          106,230     107,386     100,379
Latin America                   133,870     116,734     106,795
Europe/Africa                   359,760     348,294     355,549
Asia/Pacific                    119,069     153,645     163,278
                             $1,796,119  $1,851,180  $1,803,969

Property, plant and equipment
United States                $  360,241  $  374,395  $  386,023
Canada                           22,158      21,040      22,775
Latin America                     7,213       6,016       4,918
Europe/Africa                    71,168      62,180      71,215
Asia/Pacific                     12,623      11,261      13,048
                             $  473,403  $  474,892  $  497,979

Summarized Unaudited Quarterly Financial Data
(In thousands, except per share data)                   1998

                                        First    Second     Third    Fourth
Net sales                            $477,219  $474,337  $442,768  $401,795
Gross profit                          174,754   182,246   163,168   129,751
Earnings before extraordinary loss     31,943    39,795    30,592    80,893
Net earnings                           29,992    25,952    24,918    80,893
Earnings per common share
   before extraordinary loss:
    Basic                                 .43       .53       .41      1.13
    Diluted                               .42       .52       .40      1.11
Net earnings per common share:
    Basic                                 .40       .35       .34      1.13
    Diluted                               .39       .34       .33      1.11
Common dividends per share                  -       .05         -         -
Market price per common share:
    High                              31 1/16  32 13/16    26 7/8   21 9/16
    Low                               25 7/16        23    13 3/8    13 1/4

The sum of earnings per common share for the four quarters do not equal the total earnings per common share for 1998 due to changes in the average number of shares outstanding.

(In thousands, except per share data)                   1997

                                        First    Second     Third    Fourth

Net sales                            $473,873  $494,142  $455,076  $428,089
Gross profit                          169,501   181,504   167,450   136,695
Earnings before extraordinary loss     26,611    31,768    24,822     8,870
Net earnings                           26,611    30,541    22,940     6,737
Earnings per common share
 before extraordinary loss:
    Basic                                 .36       .44       .33       .12
    Diluted                               .35       .43       .32       .12
Net earnings per common share:
    Basic                                 .36       .42       .31       .09
    Diluted                               .35       .41       .30       .09
Common dividends per share                  -       .05         -         -
Market price per common share:
    High                               23 1/4    24 3/4    27 1/8    27 3/8
    Low                                17 7/8    18 1/2    22 1/8    23 3/8



Responsibility for Financial Statements

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and have been audited by KPMG LLP, Independent Certified Public Accountants, whose report is presented herein.

Management of the Company assumes responsibility for the accuracy and reliability of the financial statements. In discharging such responsibility, management has established certain standards which are subject to continuous review and are monitored through the Company's financial management and internal audit group.

The Board of Directors pursues its oversight role for the financial statements through its Audit Committee which consists of outside directors. The Audit Committee meets on a regular basis with representatives of management, the internal audit group and KPMG LLP.

Independent Auditors' Report

The Board of Directors and Stockholders
Crompton & Knowles Corporation

We have audited the accompanying consolidated balance sheets of Crompton & Knowles Corporation and subsidiaries (the Company) as of December 26, 1998 and December 27, 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 26, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 26, 1998 and December 27, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 26, 1998, in conformity with generally accepted accounting principles.


/s/KPMG LLP


Stamford, Connecticut
January 27, 1999



Seven Year Selected Financial Data
(In millions of dollars, except per share data)

                       1998     1997    1996    1995    1994    1993    1992

Summary of Operations

Net sales             $1,796.1 1,851.2 1,804.0 1,744.8 1,536.2 1,466.2 1,374.3
Cost of products sold $1,146.2 1,196.0 1,170.6 1,126.2   972.9   926.3   859.1
Selling, general and
  administrative      $  264.7   269.4   279.8   270.3   240.1   220.5   207.3
Depreciation and
  amortization        $   80.5    79.9    82.6    80.1    86.1    89.9    89.2
Research and
  development         $   52.8    53.6    52.4    50.1    44.7    42.1    41.1
Facility closure costs $  33.6       -       -       -       -       -       -
Severance and other
  costs               $      -    13.0       -       -       -       -       -
Special environmental
  charge              $      -    15.0    30.0       -       -       -       -
Merger and related
  costs               $      -       -    85.0       -       -       -       -
Write-off of
  intangibles         $      -       -       -       -   191.0       -       -
Operating profit      $   218.3  224.3   103.6   218.1     1.4   187.4   177.6
Interest expense      $    78.5  103.3   114.2   122.4   130.7   121.7   132.4
Other expense (income) $ (158.9) (27.8)   (1.3)   (2.7)   (4.4)    1.5     6.7
Earnings (loss) before income
  taxes, extraordinary loss and
  cumulative effect of accounting
  changes             $   298.7  148.8    (9.3)   98.4  (124.9)   64.2    38.5
Provision (benefit) for
  income taxes        $   115.4   56.7    12.7   (41.5)   38.0    37.0    23.0
Earnings (loss) before
  extraordinary loss and
  cumulative effect of
  accounting changes  $   183.3   92.1   (22.0)  139.9  (162.9)   27.2    15.5
Extraordinary loss    $   (21.5)  (5.3)    (.5)   (8.3)      -  (100.1)  (3.0)
Cumulative effect of
  accounting changes  $       -      -       -       -       -  (111.9)  (5.8)
Net earnings (loss)   $   161.8   86.8   (22.5)  131.6  (162.9) (184.8)    6.7
Special items, net of tax (included above):
  Seed treatment gain  $   92.1      -       -       -       -       -       -
  Facility closure
    costs             $   (21.1)     -       -       -       -       -       -
  Severance and other
    costs             $       -   (7.8)      -       -       -       -       -
  Special environmental
    charge            $       -   (9.0)  (18.5)      -       -       -       -
  Postretirement settlement
    gain              $       -   16.8       -       -       -       -       -
  Merger and related
    costs             $       -      -   (68.1)      -       -       -       -
  Early extinguishment of
    debt              $   (21.5)  (5.3)    (.5)   (8.3)      -  (100.1)  (3.0)
  Change in deferred tax
    valuation allowance $     -      -       -    78.9   (34.9)      -       -
  Write-off of
    intangibles       $       -      -       -       -  (162.5)      -       -
  Cumulative effect of
    accounting changes $      -      -       -       -       -  (111.9)  (5.8)
  Other               $    (5.0)     -       -     4.4       -       -       -
Total special items   $    44.5   (5.3)  (87.1)   75.0  (197.4) (212.0)  (8.8)

Per Share Statistics

Basic
  Earnings (loss) before
    extraordinary loss and
    cumulative effect of
    accounting changes $   2.48    1.25   (.31)   2.13   (2.67)    .44     .26
  Net earnings (loss)  $   2.20    1.18   (.31)   2.01   (2.67)  (2.98)    .11
Diluted
  Earnings (loss) before
    extraordinary loss and
    cumulative effect of
    accounting changes $   2.42    1.22   (.31)   2.11   (2.67)    .44     .25
  Net earnings (loss)  $   2.14    1.15   (.31)   1.99   (2.67)  (2.98)    .11
Dividends              $    .05     .05    .27     .52     .46     .38     .31
Book value             $    .32    (.27) (1.32)   (.83)  (5.15)  (1.17)   2.37
Common stock trading range:
    High               32 13/16  27 3/8 20 1/8      20  24 1/8  27 1/4  23 7/8
    Low                  13 1/4  17 7/8     13      12  13 7/8  17 5/8      16
Average shares outstanding (thousands)
    - Basic              73,696  73,373 72,026  65,572  60,908  61,941  59,430
Average shares outstanding (thousands)
    - Diluted            75,700  75,358 72,026  66,269  60,908  61,941  61,067

Financial Position

Current assets        $  597.8   715.0   742.2   697.0   696.9   582.7   537.5
Non-current assets    $  811.1   833.8   915.0   958.8   791.4 1,006.0 1,021.3
Total assets          $1,408.9 1,548.8 1,657.2 1,655.8 1,488.3 1,588.7 1,558.8
Current liabilities   $  394.4   363.1   357.5   420.6   361.6   285.4   285.0
Long-term debt        $  646.9   896.3 1,055.0   974.2 1,102.2 1,048.8   904.3
Other liabilities     $  300.9   309.5   341.1   320.2   327.8   326.4   223.1
Stockholders' equity
  (deficit)           $   66.7   (20.1)  (96.4)  (59.2) (303.3)  (71.9)  146.4
Current ratio              1.5     2.0     2.1     1.7     1.9     2.0     1.9
Total capital         $  730.9   878.0   967.9 1,020.1   866.1   994.1 1,057.8
Total debt-to-capital %   90.9   102.3   110.0   105.8   135.0   107.2    86.2

Profitability Statistics (Before Special Items)

% Operating profit on
  sales                   14.5    13.6    12.1    12.2    12.5    12.8    12.9
% Earnings on sales        6.5     5.0     3.6     3.2     2.2     1.9     1.1
% Earnings on average total
  capital                 18.6    16.5    12.8    14.2    11.2     8.3     8.8

Other Statistics

Net cash provided by
  operations          $  169.5   215.8    95.4   106.3    96.7    97.3   112.1
Capital spending      $   66.6    50.2    39.2    87.7    52.1    60.4    47.3
Depreciation          $   59.4    58.7    59.2    57.4    56.3    53.0    52.3
Sales per employee    $   .324    .332    .315    .309    .293    .289    .277



corporate management

(Photos of each)

Vincent A. Calarco
Chairman, President and Chief Executive Officer

Robert W. Ackley
Vice President
Polymer Processing Equipment

James J. Conway
Vice President
Colors

Joseph B. Eisenberg
Vice President
Rubber Chemicals, EPDM and Nitrile Rubber

Alfred F. Ingulli
Vice President
Crop Protection

Walter K. Ruck
Vice President
Uniroyal Operations

William A. Stephenson
Vice President
Specialty Additives and Urethanes

Charles J. Marsden
Senior Vice President and Chief Financial Officer

Peter Barna
Vice President
Finance

John T. Ferguson II
Vice President
General Counsel and Secretary

Marvin H. Happel
Vice President
Organization and Administration

Other corporate officers:
(not pictured)

John R. Jepsen
Treasurer

Michael F. Vagnini
Controller



board of directors

James A. Bitonti  (2,3)
Chairman and Chief Executive Officer
BITCO International, Inc.

Vincent A. Calarco  (4)
Chairman of the Board
President and Chief Executive Officer

Robert A. Fox  (2,3)
President and Chief Executive Officer
Foster Farms

Roger L. Headrick  (3,4)
Managing General Partner
HMCH Ventures

Leo I. Higdon, Jr.  (1,4)
President
Babson College

Charles J. Marsden
Senior Vice President and Chief Financial Officer

C.A. Piccolo  (1,2)
President and Chief Executive Officer
HealthPic Consultants, Inc.

Patricia K. Woolf Ph.D.  (1,2)
Private Investor and Lecturer
Department of Molecular Biology
Princeton University


1  Member of Audit Committee
2  Member of Nominating Committee
3  Member of Committee on Executive Compensation
4  Member of Finance Committee



corporate data

corporate headquarters

One Station Place, Metro Center
Stamford, CT 06902
(203) 353-5400
www.crompton-knowles.com

auditors

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

transfer agent and registrar

ChaseMellon Shareholder Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541
www.chasemellon.com

annual meeting

The annual meeting of stockholders will be held at 11:15 a.m. on Tuesday, April 27, 1999, at the Sheraton Stamford Hotel, 2701 Summer Street, Stamford, Connecticut 06905

form 10-K

A copy of the Company's report on Form 10-K for 1998, as filed with the Securities and Exchange Commission, may be obtained free of charge by writing to the Secretary of the Corporation, Benson Road, Middlebury, CT 06749

investor relations

Robert P. Harwood
Benson Road, Middlebury, CT 06749
(203) 573-2000
e-mail: robert_harwood@uniroyalchemical.com

(c) 1999 Crompton & Knowles Corporation.
All rights reserved.
(C&K logo)  is a registered trademark of Crompton & Knowles Corporation.
(r) and (tm) indicate registered and unregistered trade and service marks.

back cover
(C&K logo) Crompton & Knowles Corporation
           One Station Place, Metro Center, Stamford, CT 06902 www.crompton-knowles.com